
03024692

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypo- und Vereinsbank Aktiengesellschaft

*CURRENT ADDRESS D-80311 Munich

**FORMER NAME Bayerische Hypotheken und Wechsel Bank AG

**NEW ADDRESS


PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3777 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 7/21/03

2 0 0 2

ANNUAL REPORT HOLDINGS


HVB Group



CONTENTS

COMPLIANT WITH SECTION 313 (2) OF THE GERMAN COMMERCIAL CODE FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND WITH SECTION 285 No. 11 AND 11A OF THE GERMAN COMMERCIAL CODE FOR THE ANNUAL FINANCIAL STATEMENTS OF THE PARENT BANK

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly		in thousands of currency units	in thousands of currency units
1. Subsidiaries					
1.1 Consolidated subsidiaries					
1.1.1 Banks and financial institutions					
1.1.1.1 Domestic banks and financial institutions					
Activest Investmentgesellschaft mbH, Munich	100.0	100.0	EUR	19,094	[1]
Bankhaus Gebrüder Bethmann, Frankfurt am Main[5]	100.0		EUR	32,106	0
Bankhaus Maffei & Co. KGaA, Munich	100.0	100.0	EUR	17,300	[1]
Bankhaus Neelmeyer AG, Bremen	100.0	100.0	EUR	40,400	0
DAB Bank AG, Munich	75.4		EUR	103,884	(63,908)
Financial Markets Service Bank GmbH, Munich	100.0		EUR	10,226	[2.1]
HVB Investitionsbank GmbH, Hamburg	100.0	100.0	EUR	16,933	[1]
HVB Real Estate Bank Aktiengesellschaft, Munich	96.9		EUR	1,129,042	1,283
INDEXCHANGE Investment AG, Munich	95.1		EUR	13,110	1,244
Internationales Immobilien-Institut GmbH, Munich	94.0		EUR	8,100	1,794
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100.0	100.0	EUR	17,404	3,162
norisbank Aktiengesellschaft, Nuremberg	100.0		EUR	114,125	[2.1]
Vereins- und Westbank Aktiengesellschaft, Hamburg	76.3		EUR	937,522	140,892
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich	70.0	10.0	EUR	62,418	1,207
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund	75.0	75.0	EUR	397,468	13,260
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart	75.9	75.9	EUR	379,170	40,830

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.1.1.2 Foreign banks and financial institutions					
Activest Investmentgesellschaft Luxembourg S.A., Luxembourg	100.0	100.0	EUR	19,409	14,157
Asset Management GmbH, Vienna	100.0	100.0	EUR	7,498	5,481
Bank Austria Cayman Islands Ltd., George Town	100.0	100.0	USD	296,908	33,391
Bank Austria Creditanstalt Aktiengesellschaft, Vienna	<100.0		EUR	5,130,297	105,538
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	<100.0	<100.0	SIT	13,875,987	1,956,564
Bank Austria Creditanstalt Treuhand GmbH, Vienna	75.0	75.0	EUR	103,352	33,905
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.0	100.0	EUR	25,667	4,509
Bank Przemyslowo-Handlowy PBK S.A., Cracow	71.0	52.1	PLN	4,908,612	239,382
Bank von Ernst & Cie. AG, Berne	100.0	100.0	CHF	173,119	26,744
Bankprivat AG, Vienna	100.0	100.0	EUR	11,764	218
Capital Invest die Kapitalanlagegesellschaft der Bank					
Austria/Creditanstalt Gruppe GmbH, Vienna	100.0	100.0	EUR	6,389	2,308
direktanlage.at AG, Salzburg	100.0	100.0	EUR	14,812	(275)
FGH Bank N.V., Utrecht	99.9	99.9			
held by HVB Real Estate Bank Aktiengesellschaft,					
Munich, through					
Assumij Beheer B.V., The Hague	100.0	100.0	EUR	386,442	31,509
subgroup with subsidiaries:					
B.V. Expl.Mij.Gem.sch.Eigendom »E.G.E. XXII«, Amsterdam	100.0	100.0			
B.V. Expl.Mij.Gem.sch.Eigendom »E.G.E. XXXII«, Amsterdam	100.0	100.0			
B.V. Mij. tot Expl. van O.G. »Lorentzplein III«, Amsterdam	100.0	100.0			
B.V. Vastgoedmij. Ilex VI, Utrecht	100.0	100.0			
B.V. Vastgoedmij. Ilex VIII, Utrecht	100.0	100.0			
B.V. Vastgoedmij. Ilex X, Utrecht	100.0	100.0			
Beheerskantoor B.H.F. B.V., Amsterdam	100.0	100.0			
Belfries I B.V., Utrecht	100.0	100.0			
Bouw-en Exploitatie Mij. »Grosland II« B.V., Amsterdam	100.0	100.0			
FGH Hypo Garant Fonds I B.V., Utrecht	100.0	100.0			
G.B.F. Bouw-en Expoitatiemij. B.V., Rijswijk	100.0	100.0			
Nederlandse Hypotheekbank N.V., Amsterdam	100.0	100.0			
Tumulus B.V., Amsterdam	61.7	61.7			
Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice	69.0	69.0	PLN	202,815	36,091
HVB Bank Croatia d.d., Zagreb	80.0	80.0	HRK	364,478	43,333
HVB Bank Czech Republic a.s., Prague	100.0	100.0	CZK	10,434,281	1,666,937
HVB Bank Hungary Rt., Budapest	100.0	100.0	HUF	66,892,827	8,292,367
HVB Bank Ireland, Dublin	100.0		EUR	511,662	63,232
HVB Bank Romania S.A., Bucharest	100.0	100.0	ROL	993,291,112	358,947,857
HVB Bank Slovakia a.s., Bratislava	100.0	100.0	SKK	5,852,235	751,467
HVB Banque Luxembourg Société Anonyme, Luxembourg	100.0	5.8	EUR	978,560	105,560
HypoVereinsbank Bank Hipoteczny S.A., Warsaw	100.0	100.0	PLN	167,229	714
Pfandbrief Bank International S.A., Luxembourg	100.0	100.0	EUR	95,050	2,225
Schoellerbank Aktiengesellschaft, Vienna					
(formerly SKWB Schoellerbank Aktiengesellschaft, Vienna)	100.0	100.0	EUR	126,698	22,292
Splitska Banka d.d., Split	90.1	90.1	HRK	774	149
Visa-Service Kreditkarten Aktiengesellschaft, Vienna	50.1	50.1	EUR	24,097	23,167

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.1.2 Other consolidated companies					
Activest GmbH Marketing und Vertrieb, Munich	100.0	100.0	EUR	664	0
BA/CA Asset Finance Limited, Glasgow	96.3	96.3	GBP	16,118	2,095
subgroup with subsidiaries:					
BA/CA Asset Finance (2) Limited, Glasgow	99.0	99.0			
BA/CA Asset Finance (3) Limited, Glasgow	99.0	99.0			
BA/CA Asset Finance (4) Limited, Glasgow	99.0	99.0			
BA/CA Asset Finance (5) Limited, Glasgow	90.0	90.0			
BA/CA Properties Limited, Glasgow	100.0	100.0			
CA Motor Finance Ltd., Glasgow	100.0	100.0			
Caledonian Motor Finance Ltd., Glasgow	100.0	100.0			
Velo Direct Limited, Glasgow	100.0	100.0			
Zenith Freedom Limited, Glasgow	100.0	100.0			
BACA Export Finance Limited, London	99.9	99.9	GBP	100	739
Bank Austria Creditanstalt American Corporation, Greenwich	100.0	100.0	USD	69,121	47,152
Bank Austria Creditanstalt Corporate Finance, Inc., New York	100.0	100.0	USD	(106,679)	(108,822)
Bank Austria Creditanstalt Leasing GmbH, Vienna	<100.0	<100.0	EUR	247,531	7,216
subgroup with subsidiaries:					
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrade	100.0	100.0			
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warsaw	100.0	100.0			
»BUSINESS ZENTRUM ZAR« EOOD, Sofia	100.0	100.0			
»Geiereckstrasse« Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	55.0	55.0			
»IPO-Leasing Polska« Sp.z.o.o., Warsaw	100.0	100.0			
»Kage« Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
»Mistral Real« Spol.z.o.o., Warsaw	100.0	100.0			
»MLADOST ALFA« EOOD, Sofia	100.0	100.0			
»Passat Real« Sp.z.o.o., Warsaw	100.0	100.0			
»Real Estate Management Poland« Sp.z.o.o., Warsaw	100.0	100.0			
»S – Center Sofia« EOOD, Sofia	100.0	100.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99.0	99.0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H., Bad Homburg	100.0	100.0			
Allegro Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100.0	100.0			
Allib Leasing s.r.o., Prague	100.0	100.0			
ALLIB Romania s.r.l., Bucharest	100.0	100.0			
ALMS Leasing GmbH, Salzburg	95.0	95.0			
Alpha Leasing d.o.o., Ljubljana	100.0	100.0			
ALV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Anatares Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Arany Pénzügyi Lizing Rt., Budapest	100.0	100.0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly		in thousands of currency units	in thousands of currency units
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Vienna	99.8	99.8			
Austria Finanza S.p.A., Bolzano/Treviso	100.0	100.0			
Austria Leasing GmbH, Vienna	100.0	100.0			
Austrolease S.p.A., Bolzano	100.0	100.0			
Autogyör Liegenschaftsnutzung Kft, Budapest	100.0	100.0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94.9	94.9			
BA Eurolease Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
BA/CA-Leasing Beteiligungen GmbH (formerly CAL-Beteiligungen GmbH), Vienna	100.0	100.0			
BA/CA-Leasing Finanzierung GmbH, Vienna	100.0	100.0			
BACA Baucis Leasing GmbH, Vienna	99.8	99.8			
BACA Cheops Leasing GmbH, Vienna	100.0	100.0			
BA-CA Export Leasing GmbH, Vienna	100.0	100.0			
BACA Fuhrparkmanagement s.r.o., Bratislava	100.0	100.0			
BA-CA Ingaltanlizing Rt (BA-CA Immobilien Leasing AG), Budapest	100.0	100.0			
BACA KommunalLeasing GmbH, Vienna	100.0	100.0			
BACA Leasing Alfa s.r.o., Prague	100.0	100.0			
BACA Leasing Beta s.r.o., Prague	100.0	100.0			
BACA Leasing Carmen GmbH, Vienna	99.8	99.8			
BACA Leasing Gamma s.r.o., Prague	100.0	100.0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Vienna	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH, Vienna	100.0	100.0			
BACA Mercur Leasing GmbH, Vienna	100.0	100.0			
BACA Minerva Leasing GmbH, Vienna	100.0	100.0			
BACA Mobilien und LKW Leasing GmbH, Vienna	100.0	100.0			
BA-CA Polaris Leasing GmbH, Vienna	99.8	99.8			
BACA Real Estate s.r.l., Bucharest	100.0	100.0			
BACA-Leasing Aquila Kft, Budapest	100.0	100.0			
BACA-Leasing Gemini Ingatlanhasznosító Kft, Budapest	100.0	100.0			
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt Felelösséhü Társaság, Budapest	100.0	100.0			
BACA-Leasing Lupus Ingatlanhasznosító Kft, Budapest	100.0	100.0			
BACA-Leasing Midas Ingatlanhasznosító Korlatólt Felelösséhü Társaság, Budapest	100.0	100.0			
BACA-Leasing Nero Ingatlanhasznosító Korlatólt Felelösséhü Társaság, Budapest	100.0	100.0			
BACA-Leasing Omikron Ingatlanhasznosító Kft, Budapest	100.0	100.0			
BACA-Leasing Taurus Ingatlanhasznosító Kft, Budapest	100.0	100.0			
BACA-Leasing Ursus Ingatlanhasznosító Kft, Budapest	100.0	100.0			
BA-Creditanstalt Leasing Henk s.r.l., Bucharest	100.0	100.0			
BAL Carina Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Demeter Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Helios Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hestia Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Horus Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BAL Leto Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Midas Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
BAL Pan Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Selene Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Sobek Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Vienna	99.3	99.3			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100.0	100.0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Hungaria Beta Leasing Kft, Budapest	100.0	100.0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100.0	100.0			
Bayern-Leasing Hungária Rt, Budapest	100.0	100.0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Vienna	100.0	100.0			
Border Leasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	100.0	100.0			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Bumarx-Büro- und Kraftfahrzeugs-Vermietungsgesellschaft m.b.H., Vienna	99.8	99.8			
Business City Management GmbH, Budapest	100.0	100.0			
CAIL-Ingatlan Kft, Budapest	100.0	100.0			
CAL Bau Projektmanagement GmbH, Düsseldorf	100.0	100.0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Beta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Euro s.r.o., Prague	100.0	100.0			
CA-Leasing High Tech Management GmbH, Vienna	100.0	100.0			
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Ovus s.r.o., Prague	100.0	100.0			
CA-Leasing Praha s.r.o., Prague	100.0	100.0			
CA-Leasing Senioren Park GmbH, Vienna	74.8	74.8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100.0	100.0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CALG 307 Mobilien Leasing GmbH & Co KG, Vienna	99.8	99.8			
CALG 307 Mobilien Leasing GmbH, Vienna	99.8	99.8			
CALG 434 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 443 Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG 451 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 452 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Alpha Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, Munich	99.9	99.9			
CALG Anlagen Leasing GmbH, Vienna	99.8	99.8			
CALG Delta Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG Gamma Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Grundstückverwaltung Gründung 1982 GmbH, Vienna	99.8	99.8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Vienna	100.0	100.0			
CALG Immobilien Leasing GmbH & Co. Grundstücks-vermietung und -verwaltung KG, Frankfurt am Main	100.0	100.0			
CALG Immobilien Leasing GmbH, Vienna	100.0	100.0			
CALG Minal Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Sigma Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Tertia LBL Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CAL-Papier Liegenschaftsnutzung Kft, Budapest	100.0	100.0			
Charade Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Chefren Leasing GmbH, Vienna	100.0	100.0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Contra Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Cristal Palace Real Estate, s.r.o., Prague	95.0	95.0			
Cukor Liegenschaftsnutzung Kft, Budapest	100.0	100.0			
DLV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eggenberg Leasing-Gesellschaft m.b.H., Vienna	100.0	100.0			
Ehrenhöfler Leasing Gesellschaft m.b.H., Vienna	99.0	99.0			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H.,					
Vienna	99.8	99.8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H.,					
Vienna	99.8	99.8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.,					
Vienna	99.8	99.8			
Expanda Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Vienna	100.0	100.0			
Fleischmarkt Hotel Leasing GmbH, Vienna	99.8	99.8			
Folia Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Forge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Fugato Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H.,					
Vienna	99.8	99.8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.0	99.0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft					
m.b.H., Vienna	99.8	99.8			
Gemeindeleasing Grundstückverwaltung Gesellschaft					
m.b.H., Vienna	99.8	99.8			
Gömez Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Graba Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0			
Grundstücksverwaltungsgesellschaft m.b.H. & Co.KG, Dornbirn	100.0	100.0			
Handelszentrum Buda Kft (Buda Kereskedelmi					
Központ Kft), Budapest	100.0	100.0			
Haspe Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Hellas Leasing- und Beteiligungs GmbH, Bad Homburg	100.0	100.0			
Herku Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Hochpoint Grundstücksverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Hoka Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Honeu Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Vienna	100.0	100.0			
Hunor-Mithra Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
HVB Leasing Croatia d.o.o., Zagreb	100.0	100.0			
HVB Leasing Czech Republic s.r.o., Prague	100.0	100.0			
HVB Leasing Hungary Kereskedelmi Kft, Budapest	100.0	100.0			
HVB Leasing Hungary Pénzügyi Szolgáltató Rt., Budapest	100.0	100.0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100.0	100.0			
HVB Leasing Slovakia s.r.o., Bratislava	100.0	100.0			
HVB-Leasing Aida Ingatlanhasznosító Kft, Budapest	100.0	100.0			
HVB-Leasing Allegro Ingatlanhasznosító Korlátolt					
Felelsségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Atlantis Ingatlanhasznosító Korlátolt					
Felelsségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Fidelio Ingatlanhasznosító Kft, Budapest	100.0	100.0			
HVB-Leasing Forte Ingatlanhasznosító Korlátolt					
Felelsségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Hermes Ingatlanhasznosító Kft, Budapest	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB-Leasing Maestoso Ingatlanhasznosító Korlátolt Felelsségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Othello Ingatlanhasznosító Kft, Budapest	100.0	100.0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelsségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Romania s.r.l., Bucharest	100.0	100.0			
Hypo-Leasing Hungária Kft, Budapest	100.0	100.0			
HypoVereinsImmobilien EOOD, Sofia	100.0	100.0			
Immo Nova Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Inprox Chomutov, s.r.o., Prague	100.0	100.0			
Inprox Karlovy Vary s.r.o., Prague	100.0	100.0			
INPROX SR I., spol. s.r.o., Bratislava	100.0	100.0			
Intro Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Jausern-Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
KADMOS Immobilien Leasing GmbH, Vienna	99.8	99.8			
Kunsthaus Leasing GmbH, Vienna	100.0	100.0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Lagermax Leasing GmbH, Salzburg	99.8	99.8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Largo Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Leasing OnLine GmbH & Co. KG, Vienna	100.0	100.0			
Leasing OnLine GmbH, Vienna	100.0	100.0			
Legato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Ligo Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	99.8	99.8			
Lipark Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Liva Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Vienna	98.0	98.0			
Martianez Comercial S.A., Puerto de la Cruz	100.0	100.0			
MBC Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
MIK Ingatlankezelö Kft, Budapest	100.0	100.0			
Mögra Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Musikschule und Veranstaltungszentrum Laakirchen Gesellschaft m.b.H., Vienna	100.0	100.0			
Nage Lokalvermietungsgesellschaft m.b.H., Vienna	99.8	99.8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Vienna	57.5	57.5			
Neo-Pallas Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Vienna	95.0	95.0			
Novotel Leasing GmbH, Vienna	99.8	99.8			
OCDEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
OLG - Mobilien- und Anlagenleasing Gesellschaft m.b.H., Vienna	100.0	100.0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
OLG Industriegüter Leasing GmbH & Co. KG, Vienna	60.0	60.0			
Panenska Invest Spol.s.r.o., Bratislava	100.0	100.0			
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
PAZONYI'98 Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
PELOPS Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Pest-Center Liegenschaftsnutzung Kft, Budapest	100.0	100.0			
Piana Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
PIO Liegenschaftsverwertung GmbH, Vienna	99.8	99.8			
Posato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
QUINDEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Rent Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Regev Realitätenverwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
Repol Estate 3 B.V., Amsterdam	100.0	100.0			
Rondo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	75.0	75.0			
RSB Anlagenvermietung Gesellschaft m.b.H., Vienna	100.0	100.0			
RWF Real-Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Vienna-Hietzing Kommanditgesellschaft, Vienna	100.0	100.0			
Savka Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Seca-Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Second Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Shopping Center Bratislava spol.s.r.o., Bratislava	100.0	100.0			
Shopping Center Györ Errichtungs und Betriebsgesellschaft mbH, Budapest	100.0	100.0			
SHS Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Sinfonia Leasing GmbH, Vienna	100.0	100.0			
SKIMU Leasing GmbH, Vienna	100.0	100.0			
Sonata Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Vienna	100.0	100.0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Tullner Betriebsansiedlungsgesellschaft m.b.H., Vienna	99.8	99.8			
TURUL Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Vape Communa Leasinggesellschaft m.b.H., Vienna	100.0	100.0			
Vivace Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Vora Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Beta Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Deimos Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Delta Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing JOTA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LAMDA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LUNA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PAVO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing TAF Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Zagra Leasing d.o.o., Zagreb	100.0	100.0			
Zega Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	276,270	0
Bode Grabner Beye AG & Co. KG, Grünwald	100.0		EUR	3,252	3,202
CA Betriebsobjekte AG, Vienna	100.0	100.0	EUR	122,549	4,849
CABET-Holding-Aktiengesellschaft, Vienna	100.0	100.0	EUR	175,755	5,163
DIA Vermögensverwaltungs-GmbH, Munich	100.0		EUR	30	(5)
Domus Facility Management GmbH, Vienna	100.0	100.0	EUR	3,308	416
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich	100.0		EUR	5,233	512
HI-Vermögensverwaltungsgesellschaft mbH, Munich	100.0		EUR	223,811	0
HVB Alternative Financial Products AG, Vienna	100.0		EUR	961	(25)
HVB Alternative Investment AG, Vienna	100.0		EUR	(9,467)	(16,459)
HVB America Inc., New York	100.0		USD	53,691	(4,267)

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
HVB Capital LLC, Wilmington	100.0		USD	1,127	87
HVB Capital LLC II, Wilmington	100.0		USD	0	0
HVB Capital LLC III, Wilmington	100.0		USD	1,107	90
HVB Capital LLC IV, Wilmington	100.0		USD	0	0
HVB Capital LLC V, Wilmington	100.0		USD	0	0
HVB Capital LLC VI, Wilmington	100.0		USD	0	0
HVB Capital LLC VII, Wilmington	100.0		USD	0	0
HVB Capital LLC VIII, Wilmington	100.0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co KG, Munich	100.0		EUR	621,000	405,000[6]
HVB Hong Kong Limited, Hong Kong	100.0		USD	1,998	1,902
subgroup with subsidiaries:					
Caminvest Ltd., Hong Kong	100.0	100.0			
HVB Informations-Verarbeitungs-GmbH, Munich	100.0		EUR	153	[2,4]
HVB Leasing GmbH, Hamburg	100.0	100.0	EUR	22,026	[1]
HVB Real Estate Capital Ltd., London	100.0	100.0	GBP	24,133	25,317
subgroup with subsidiaries:					
Broadway Centre Ltd., London	100.0	100.0			
HVB Real Estate Investment Banking Limited, London	100.0	100.0			
Hypo Property Investment (1992) Limited, London	100.0	100.0			
Hypo Property Investment Limited, London	100.0	100.0			
Hypo Property Participation Limited, London	100.0	100.0			
Hypo Property Services Ltd., London	100.0	100.0			
Zamara Investments Limited, Gibraltar	100.0	100.0			
HVB Risk Management Products Inc., New York	100.0	100.0	USD	35,457	(986)
HVB Systems GmbH, Unterföhring	100.0		EUR	746	[2,9]
HVB U.S. Finance Inc., New York	100.0	100.0	USD	6,846	(5,019)
HVB Wealth Management Holding GmbH, Munich	100.0		EUR	201,889	[2,2]
Hypo (UK) Holdings Limited, London	100.0	>0.0	GBP	11,436	11,134
Hypo-Bank Verwaltungszentrum GmbH & Co. KG					
Objekt Arabellastraße, Munich[3]	100.0	100.0	EUR	26	[1]
Hypo-Bank Verwaltungszentrum GmbH & Co. KG, Munich[3]	100.0	100.0	EUR	154,665	0
HypoVereinsFinance N.V., Amsterdam	100.0		EUR	3,489	1,443
Lassallestraße Bau-, Planungs-, Errichtungs- und					
Verwertungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	4,254	1,264
PBI-Beteiligungs-GmbH, Munich	100.0	100.0	EUR	90,421	396
PlanetHome AG, Munich (share of voting rights: 99.8%)	90.8		EUR	24,773	(2,759)
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co.					
Objekt KG, Ismaning[3]	100.0	100.0	EUR	629,614	[1]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG					
Verwaltungszentrum, Munich[3,5]	100.0	100.0	EUR	2,301	[1]
Tivoli Grundstücks-Aktiengesellschaft, Munich	99.7	99.7	EUR	14,116	6,600
Vereins- und Westbank Beteiligungsgesellschaft S.A.,					
Luxembourg	100.0	100.0	EUR	53,720	5,664
VI-Industrie-Beteiligungsgesellschaft mbH, Munich	100.0		EUR	228,236	431,629
WAVE Solutions Information Technology GmbH, Vienna	100.0	100.0	EUR	1,961	420
WestHyp Immobilien Management GmbH & Co. KG, Dortmund	100.0	100.0	EUR	20,586	(4,947)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.2 Non-consolidated subsidiaries[4]					
1.2.1 Banks and financial institutions					
A/S Vereinsbank Riga, Riga	100.0	100.0	LVL	14,546	581
AWT International Trade and Finance AWT Internationale Handels- und Finanzierungs AG, Vienna	100.0	100.0	EUR	17,005	123
Banco Inversión S.A., Madrid	100.0	100.0	EUR	27,825	(23,324)
subgroup with subsidiaries:					
B.I. Gestión Colectiva S.G.I.I.C., S.A., Madrid	100.0	100.0			
B.I. Gestión de Pensiones E.G.E.P., S.A., Madrid	100.0	100.0			
B.I. International Limited, George Town	100.0	100.0			
Inversiones en valores Siglio XXI, S.A., S.I.M., Madrid	100.0	100.0			
Tibest Dos, S.A., S.I.M., Madrid	100.0	100.0			
Bank Austria Creditanstalt Handelsbank Aktiengesellschaft, Vienna	100.0	100.0	EUR	11,387	[1]
Bank von Ernst (Liechtenstein) AG, Vaduz	100.0	100.0	CHF	28,531	2,383
Bank von Ernst (Monaco), Monaco	100.0	100.0	EUR	11,971	504
Bankhaus C.L. Seeliger, Wolfenbüttel	53.7	53.7	EUR	8,500	1
Commercial Bank Biochim AD, Sofia	99.7	99.7	BGN	118,745	21,923
Factor Bank AG, Vienna	52.0	52.0	EUR	5,313	342
HVB – Banka Bosna i Hercegovinà d.d. Sarajevo, Sarajevo	100.0	100.0			
HVB Bank Yugoslavia A.D., Belgrade	99.0	99.0	YUM	1,035,908	(5,755)
HVB Jelzálogbank Rt., Budapest	100.0	100.0	HUF	3,919,455	(127,218)
HVB Real Estate Capital France S.A., Paris	<100.0	<100.0	EUR	36,047	13,025
HVB Singapore Limited, Singapore	100.0	100.0	SGD	9,537	167
Hypo stavebni sporitelna a.s., Prague	100.0	100.0	CZK	705,243	80,897
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev	91.2	91.2	UAH	46,692	2,385
Mezzanin Finanzierungs AG, Vienna	80.0	80.0			
Schoellerbank Invest AG, Salzburg (formerly SKWB Schoellerbank Invest AG, Salzburg)	100.0	100.0	EUR	4,067	1,409
Spoldzielczy Bank Rozwoju »Samopomoc Chlopska« w Warzawie, Warsaw	74.9	74.9	PLN	16,024	152
1.2.2 Other non-consolidated companies					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100.0	100.0			
»BANCOM« Sp.z.o.o., Warsaw	99.7	99.7	PLN	1,605	(618)
»CAFU« Vermögensverwaltung GmbH & Co. OEG, Vienna	100.0	100.0			
»CAFU« Vermögensverwaltung GmbH, Vienna	100.0	100.0			
»Diners Club CEE Holding AG«, Vienna	99.8	99.8	EUR	5,050	380
»MOTOSOFT« Sp.z.o.o., Warsaw	90.9	90.9	PLN	1,100	(870)
3W Internet Marketing Sp.z.o.o., Warsaw	99.8	99.8	PLN	3,005	(2,043)
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, Munich	66.7	66.7	EUR	(78,011)	7,840
A&T-Projektentwicklungs-Verwaltungs GmbH, Munich	66.7	66.7			
AB Immobilienverwaltungs-GmbH, Munich	100.0	100.0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. OHG, Vienna	100.0	100.0	EUR	88	937

Name and registered office	Percentage interest		Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly			
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, Munich	100.0	100.0	EUR	63,992	(30)
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, Munich	100.0	100.0	EUR	65,897	(7)
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, Munich	100.0	100.0	EUR	10,786	(10)
Acis Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100.0	100.0			
AE Capital Inc., New York	100.0	100.0			
AE Liegenschaftsverwertung GmbH, Vienna	100.0	100.0	EUR	337	(360)
AGROB Aktiengesellschaft & Co. Grundbesitz OHG, Munich[5]	100.0	100.0	EUR	13,210	167
AGROB Aktiengesellschaft, Munich	52.7	52.7	EUR	7,272	611
Agrob Süd GmbH & Co. KG, Ismaning	100.0	100.0			
Agrund Grundstücks-GmbH, Munich	90.0	90.0			
Aktienbrauerei Kaufbeuren AG, Kaufbeuren	65.7		EUR	2,984	211
Alexandersson Real Estate I B.V., Apeldoorn	100.0	100.0			
Alfa Holding Ingatlanszolgaltato Kft, Györ	95.0	95.0			
Alkmene Immobilien-Verwaltungs GmbH & Co. KG Objekt Mainzer Landstraße, Munich	100.0	100.0	EUR	40	262
Alkmene Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Allcasa Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	(469)	(469)
Allterra Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(14,979)	536
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, Munich	100.0	100.0			
Altea Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Amphitryon Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, Munich[5]	100.0	100.0	EUR	(62,096)	(28)
Antus Immobilien- und Projektentwicklungs GmbH, Munich	90.0	90.0	EUR	(14,827)	0
Anwa Gesellschaft für Anlagenverwaltung mbH, Munich	95.0	93.8			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich	100.0	100.0	EUR	(23,468)	511
Apir Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Aquaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Arcadia Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0			
Arronda Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(48,061)	0
Assindia Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(10,038)	(1)
Astroterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
Atlanterra Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(47,229)	(1,724)
Aufbau Dresden GmbH, Dresden	99.0	99.0	EUR	(35,698)	(2,689)
Aufbaugesellschaft Bayern GmbH, Munich	82.7	13.5	EUR	3,611	1,630
Aurum Beteiligungs-und Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Austria Ticket Ges.m.b.H., Vienna	82.9	82.9	EUR	193	(330)
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100.0	100.0	EUR	2,467	34
AWT Bavaria (Bratislava) s.r.o., Bratislava	100.0	100.0	EUR	685	467
AWT Bavaria (Kiew) Ltd., Kiev	100.0	100.0	EUR	990	490

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
AWT Handels Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	3,291	1
AWT Handels GmbH d.o.o., Skopje	100.0	100.0			
AWT Immo Kft, Budapest	96.7	96.7			
AWT Immo, a.s., Bratislava	100.0	100.0			
AWT International (Beograd) d. o. o., Belgrade	100.0	100.0	EUR	(126)	(186)
AWT International (BH) d.o.o., Sarajevo	95.0	95.0			
AWT International Hungary Ltd., Budapest	100.0	100.0			
AWT International Ltd. Zagreb, Zagreb	100.0	100.0	EUR	2,421	2,264
AWT-Car (Bratislava) s.r.o., Bratislava	100.0	100.0			
B.A. Real Estate Ltd., Moscow	100.0	100.0	RUB	(17,923)	(5,210)
B.A.B.S. spol.s.r.o., Bratislava	100.0	100.0			
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, Munich	100.0	100.0	EUR	(620)	(516)
BA & GrEco Versicherungsmanagement Gesellschaft m.b.H., Vienna	51.0	51.0	EUR	836	384
BA-Alpine Holdings, Inc., Wilmington	100.0	100.0	USD	162,832	1,459
BA-CA Objekt Betriebs GmbH & Co Finanzierungs OEG, Vienna	100.0	100.0			
BA-CA Objekt Betriebs GmbH, Vienna	100.0	100.0			
BA-CA Private Equity GmbH, Vienna	100.0	100.0	EUR	2,417	(583)
BA-Creditanstalt-Leasing Poland Sp.z.o.o., Warsaw	100.0	100.0	PLN	2,277	(3,756)
BA/CA Fiokkezelö Kft, Budapest	100.0	100.0	HUF	1,215,459	(41,851)
BA/CA Ingatlankezelő Kft, Budapest	100.0	100.0	HUF	452,291	105,608
BACA (London) Ltd., London	100.0		EUR	22,000	0
BACA Community Development LLC, Greenwich	100.0		USD	(4,255)	(1,396)
BACA Leasing Corp., Greenwich	100.0	100.0			
BACA Property Investments Ltd., London	100.0				
BACA Storitve, druzba za poslovno svetovanje, d.o.o., Ljubljana	100.0	100.0			
BACAI, London	100.0	100.0	GBP	10,339	336
BAI Fondsberatung Ges.m.b.H., Vienna	100.0	100.0			
BaLea Soft GmbH & Co. KG, Hamburg	100.0	100.0	EUR	747	(1,266)
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Baltic Business Center Sp.z.o.o., Gdynia	62.0	62.0	PLN	(50,748)	(2,683)
Bank Austria Aktiengesellschaft & EDV Leasing OHG, Vienna	100.0	100.0	EUR	(3,546)	(38)
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Holdings Corporation, Greenwich	100.0	100.0	USD	(5,879)	(9,585)
Bank Austria Creditanstalt Immobilienagentur GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Property Corp., Greenwich	100.0	100.0	USD	(5,306)	(5,650)
Bank Austria Creditanstalt SBIC, Inc., New York	100.0	100.0	USD	4,234	(397)
Bank Austria Creditanstalt Versicherungsdienst GmbH, Vienna	81.0	81.0			
Bank Austria Trade Services Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	924	1
Bank Austria-CEE Beteiligungs GmbH, Vienna	100.0	100.0			
Bankowe Towarzystwo Leasingowe S. A., Cracow	100.0	100.0	PLN	23,617	(17,921)
BAPS s.r.o., Prague	100.0	100.0	CZK	15,707	(932)
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100.0				
Bawco, spol.s.r.o., Prague	100.0	100.0	CZK	(206)	4,103
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, Munich	100.0	100.0	EUR	294	189
Bayern-Ingatlan Hungaria Ertekesitö Kft, Budapest	100.0	100.0			
BD Industrie-Beteiligungsgesellschaft mbH, Munich	100.0				

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly		in thousands of currency units	in thousands of currency units
Betaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Bethmann und Cie. Beratungsgesellschaft mbH, Frankfurt am Main	100.0	100.0	EUR	282	(1,606)
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, Munich	100.0				
BFLST Holding GmbH, Vienna	100.0	100.0			
BFZ (Overseas) Ltd. Cayman Islands, George Town	100.0	100.0			
BIL Aircraftleasing GmbH & Co Orion KG, Munich	100.0	100.0			
BIL Aircraftleasing GmbH, Munich	100.0	100.0			
BIL Beteiligungstreuhand GmbH, Munich	100.0	100.0			
BIL Immobilien Fonds GmbH, Munich	100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA III KG, Munich	100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA IV KG, Munich	100.0	100.0			
BIL Leasing-Fonds GmbH & Co VELUM KG, Munich	100.0				
BIL Leasing-Fonds Verwaltungs-GmbH, Munich	100.0	100.0			
BIL Produktionshalle GmbH, Grünwald	100.0	100.0			
BIL V & V Vermietungs GmbH, Munich	100.0	100.0			
Blue Capital 2. USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Equity GmbH, Hamburg	100.0	100.0			
Blue Capital Equity Management GmbH, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien IV GmbH & Co. K.U.K. Objekte Österreich KG, Hamburg	100.0	100.0			
Blue Capital GmbH, Hamburg	100.0	100.0	EUR	1,805	0
Blue Capital Investment Inc., Dallas	100.0	100.0	USD	1,797	1,032
Blue Capital Treuhand GmbH, Hamburg	100.0	100.0	EUR	721	352
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Verwaltungs GmbH, Hamburg	100.0	100.0	EUR	3,009	643
Bode Grabner Beye Beteiligungs AG, Grünwald	100.0				
Bonum Anlage-und Beteiligungsgesellschaft mbH, Bremen	100.0	100.0			
BPH Finance BV, Amsterdam	100.0	100.0			
BPH PBK Doradztwo Finansowe Sp.z.o.o., Warsaw	100.0	100.0	PLN	5,000	(5,287)
BPH PBK Leasing S.A., Warsaw	100.0	100.0	PLN	(12,748)	(16,805)
Brau und Brunnen Aktiengesellschaft, Berlin and Dortmund	55.6		EUR	(32,559)	(61,830)
group with subsidiaries:					
Altstadt-Bräu Johann Sion GmbH, Cologne	100.0	100.0			
Berliner Pilsner Brauerei GmbH, Berlin	100.0	100.0			
Berliner-Schultheiss Brauerei GmbH, Berlin	100.0	100.0			
Brau und Brunnen Immobilien Verwaltung und Beteiligung Gesellschaft mbH, Dortmund	100.0	40.0			
Brau und Brunnen Immobilienverwaltung GbR, Dortmund	100.0	100.0			
Brau und Brunnen Versicherungs-Vermittlungs-gesellschaft mbH, Dortmund	50.0	50.0			
Brauerei Brinkhoff GmbH, Dortmund	100.0	100.0			
Brauerei Grüner Tal GmbH & Co. KG, Iserlohn	100.0	100.0			
Brauerei Grüner Tal Verwaltungsgesellschaft mbH, Iserlohn	100.0	100.0			
Brauerei Iserlohn GmbH, Iserlohn	100.0	100.0			
Brauerei Pilsator GmbH, Berlin	100.0	100.0			
Brauerei Schlösser GmbH, Düsseldorf	100.0	100.0			
Brauerei Schlösser Grundstücksverwaltung GbR, Düsseldorf	100.0	100.0			
Brauhaus Bönnsch GmbH, Bonn	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BuB Mineralbrunnen GmbH, Dortmund	100.0	100.0			
Deutsche Brauerei Holding GmbH & Co. KG, Dortmund	100.0	100.0			
Deutsche Brauerei Holding Verwaltungsgesellschaft mbH, Dortmund	100.0	100.0			
Diät-Pils GmbH, Dortmund	63.8	63.8			
Dortmunder Bergmann Westfalia Getränkevertriebs- und Verwaltungs-GmbH, Dortmund	100.0	100.0			
Dortmunder Union-Frankfurter Brauhaus GmbH, Frankfurt am Main	100.0	100.0			
Engelhardt-Brauerei GmbH, Berlin	100.0	100.0			
Friesisches Brauhaus zu Jever GmbH & Co. KG, Jever	100.0	100.0			
Friesisches Brauhaus zu Jever Verwaltungs-gesellschaft mbH, Jever	100.0	100.0			
Germania-Brauerei F. Dieninghoff GmbH, Münster	100.0	100.0			
Gilden Kölsch Brauerei GmbH, Cologne	100.0	100.0			
GV Getränke Vertriebs GmbH, Berlin	100.0	100.0			
Heinrich Leonhard Brügman- und Geheimrat Dr. Carl Brügman-Stiftung, Belegschaftshilfe der Dortmunder Union-Brauerei GmbH, Dortmund	100.0	100.0			
HUBERTUS-Brauerei GmbH, Cologne	100.0	100.0			
IGC Internationale Gaststätten und Consulting GmbH, Dortmund	100.0	100.0			
Jever Getränkevertriebsgesellschaft mbH, Jever	100.0	100.0			
Kölner Verbund Brauereien Verwaltungs GmbH, Cologne	100.0	100.0			
Kölner Verbund Brauereien GmbH & Co. KG, Cologne	100.0	100.0			
Kölner Verbund Vertrieb Kölscher Bierspezialitäten Verwaltungs- und Beteiligungsgesellschaft mbH, Cologne	100.0	100.0			
Kraus GmbH, Dortmund	100.0	100.0			
Küppers Brauerei GmbH, Cologne	100.0	100.0			
Kurfürsten-Bräu GmbH, Cologne	100.0	100.0			
Leipziger Brauhaus zu Reudnitz GmbH, Leipzig	100.0	100.0			
Magdeburger Brau GmbH, Magdeburg	100.0	100.0			
Oderland-Brauerei GmbH, Frankfurt/Oder	100.0	100.0			
Römer Brauerei Verwaltungsgesellschaft mbH, Cologne	100.0	100.0			
Ruhr-Trans Getränke Logistik GmbH, Dortmund	100.0	100.0			
Schultheiss Brauerei GmbH, Berlin	100.0	100.0			
Schultheiss-Jubiläumsspende GmbH, Berlin	100.0	100.0			
Sester Brauerei GmbH, Cologne	100.0	100.0			
Sinziger Mineralbrunnen GmbH, Sinzig	100.0	100.0			
Spreequell Mineralbrunnen GmbH, Berlin	100.0	100.0			
Spree-Trans Getränke Logistik GmbH, Berlin	100.0	100.0			
SR Immobilien GmbH & Co. KG, Dortmund	100.0	100.0			
Sternburg Brauerei GmbH, Leipzig	100.0	100.0			
Thüringer Waldquell Mineralbrunnen GmbH, Schmalkalden	100.0	100.0			
TIVOLI brands & drinks GmbH, Dortmund	100.0	100.0			
Tivoli GmbH, Düsseldorf	100.0	100.0			
Valentins Weizen Vertriebsgesellschaft mbH, Düsseldorf	100.0	100.0			
Wicküler Brauerei GmbH, Wuppertal	100.0	100.0			
BV Finance Praha s.r.o., Prague	100.0				

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BV Grundstücksentwicklungs-GmbH & Co. Jota KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, Bad Vilbel	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Sigma KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, Munich	100.0				
BV Grundstücksentwicklungs-GmbH, Munich	100.0	100.0			
BvE S.A., Montevideo	100.0	100.0			
BVK 2 GmbH, Munich	98.0	98.0			
BVK Holding GmbH, Munich	100.0	100.0	EUR	3,444	(7)
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Vienna	100.0	100.0			
CA Betriebsobjekte AG & Co Vermietungs OHG, Vienna	100.0	100.0	EUR	12,064	1,184
CA European Bond Advisor S.A., Luxembourg	100.0	100.0			
CA IB Bulinvest EOOD, Sofia	100.0	100.0			
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	7,812	(602)
CA IB Corporate Finance d.d., Ljubljana	100.0	100.0			
CA IB Corporate Finance Limited Liability Company, Moscow	100.0	100.0			
CA IB Corporate Finance Limited, London	100.0	100.0			
CA IB Corporate Finance Ltd., Budapest	100.0	100.0			
CA IB d.d., Zagreb	100.0	100.0	EUR	2,140	385
CA IB Financial Advisers Sp.z.o.o., Warsaw	100.0	100.0	PLN	4,139	1,639
CA IB Financial Advisors spol. s.r.o., Prague	100.0	100.0			
CA IB Fund Management S.A., Warsaw	100.0	100.0			
CA IB International Markets Limited, London	100.0	100.0	GBP	2,000	140
CA IB Invest d.o.o, Zagreb	100.0	100.0	HRK	650	(1,350)
CA IB Investment Fund Company, Warsaw	100.0	100.0	PLN	(3,566)	(4,732)
CA IB Investment Management S.A., Warsaw	100.0	100.0	PLN	1,191	(2,285)
CA IB Romania SRL, Bucharest	100.0	100.0	EUR	1,038	(296)
CA IB Securities (New York), Inc., New York	100.0	100.0	USD	2	1,256
CA IB Securities (Ukraine) AT, Kiev	100.0	100.0			
CA IB Securities a.s. o.c.p., Bratislava	100.0	100.0			
CA IB Securities a.s., Prague	100.0	100.0	CZK	83,970	454
CA IB Securities Investment Fund Management Rt, Budapest	100.0	100.0	HUF	211,774	233,914
CA IB Securities Rt., Budapest	100.0	100.0	HUF	5,696,473	474,671
CA IB Securities S.A. (Bucharest), Bucharest	100.0	100.0	EUR	169	(287)
CA IB Securities S.A., Warsaw	100.0	100.0	PLN	49,620	787
CABO Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
CA-GVG-Holding GmbH, Vienna	100.0	100.0	EUR	657	620
Calanda Beteiligungs-, Finanz- und Handels-AG, Chur	100.0	100.0			
CALG 445 Grundstückverwaltung GmbH, Vienna	75.0	75.0			
CALG Hotelbetrieb GmbH, Vienna	100.0	100.0			
Cards & Systems EDV-Dienstleistungs GmbH, Vienna	58.0	58.0			
CA-Shop Handels GmbH, Vienna	100.0	100.0			
CA-Telefon Informations und Auftrags Service GmbH, Vienna	100.0	100.0			
CATO Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Munich	100.0	100.0			
Cato Grundstücks-Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
CDT Advisor S.A., Luxembourg	100.0	100.0			
CEED Adviser Luxembourg S.A., Luxembourg	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	100.0	100.0			
Centrum Bankowosci Bezposredniej Spolka z ograniczona odpowiedzialnoscia CBB, Cracow	100.0	100.0	PLN	500	(3,294)
Chemie Pensionsfonds AG, Munich	100.0		EUR	2,997	(53)
Christoph Reisegger Gesellschaft m.b.H., Vienna	100.0	100.0			
City Carré Verwaltungs B.V., The Hague	100.0	100.0			
CL Dritte Car Leasing GmbH & Co. KG, Camin	100.0	100.0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
CLV Car Leasing Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
CMM Center Management Munich GmbH, Munich	60.0	60.0			
COBB Beteiligungen und Leasing GmbH, Vienna	50.3	50.3			
Comes Bauconcept GmbH, Munich	100.0	100.0			
comle@se & comfin@nce GmbH & Co. KG, Hamburg	100.0	100.0	EUR	694	(277)
comle@se online GmbH, Hamburg	100.0	100.0			
CoNetwork GmbH, Hamburg	100.0	100.0			
Cornus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0			
Cosmoterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Creditanstalt Global Markets Fund Advisor S.A., Luxembourg	100.0	100.0			
Cumterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Data Austria Datenverarbeitungs GmbH, Vienna	100.0	100.0	EUR	4,427	1,052
Dataline Zahlungsverkehrsabwicklungs GmbH, Vienna	100.0	100.0	EUR	258	(200)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Großkugel	100.0	100.0	EUR	(22,033)	(22)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Großkugel	100.0	100.0	EUR	(41,358)	0
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Großkugel	100.0	100.0	EUR	(33,973)	21
Delpha Immobilien- und Projektentwicklungs GmbH, Großkugel	100.0	100.0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Diners Club Czech Republic s.r.o., Prague	100.0	100.0			
Diners Club Polska Sp.z.o.o., Warsaw	100.0	100.0			
Diners Club Slowakei s.r.o., Bratislava	100.0	100.0			
Domus-Plan Althaussanierungsges.m.b.H., Vienna	100.0	100.0	EUR	301	170
Dorgos Sp.z.o.o, Warsaw	100.0	100.0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, Munich	100.0	100.0	EUR	10,326	(457)
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH, Trier	85.0	85.0			
Eratech Spólka Akcyjna, Lodz	66.0	66.0	PLN	2,000	(685)
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Euro Bond Blue Capital Verwaltungs GmbH, Hamburg	100.0	100.0			
Euroventures-Austria-CA-Management Ges. mbH, Vienna	100.0	100.0	EUR	2,156	1,044
Fairtrade d.o.o., Zagreb	75.0	75.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, Munich	100.0	100.0	EUR	(1,787)	(356)
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, Munich	100.0	100.0	EUR	(24,059)	(3,383)

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal III KG, Munich	100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal IV KG, Munich	100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, Munich	100.0	100.0	EUR	(18,472)	(2,623)
Ferra Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
FGB Grund und Boden GmbH & Co. KG, Norderfriedrichskoog	94.9	94.0	EUR	(1,958)	(1)
FGB Grund und Boden Verwaltungs GmbH, Norderfriedrichskoog	100.0	100.0			
FGH Assetmanagement, Utrecht	100.0	100.0			
FGH Expertise B.V., Utrecht	100.0	100.0			
Fontana Hotelverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	(1,169)	(10,470)
Fontana Kurhotel Gesellschaft m.b.H., Vienna	99.0	99.0	EUR	(8,806)	(6,797)
Food & more GmbH, Munich	100.0		EUR	100	[2,8]
Frappant Altona GmbH, Munich	100.0	94.0			
Freizeitpark Oberlaa Vermietungs GmbH, Vienna	75.0	75.0			
Fundus Gesellschaft für Grundbesitz und Beteiligung mbH, Nuremberg	100.0	94.0			
Fünf Höfe GmbH & Co. KG, Munich	100.0	100.0	EUR	14,791	0
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, Munich	100.0	100.0	EUR	4,039	1,315
G.F.S. Management Kantoor B.V., The Hague	100.0	100.0			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Vienna	99.8	99.8			
Galileo Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Gammaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Ganymed Immobilienvermietungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	55,191	[1]
GBG Finanse S.A., Katowice	100.0	100.0	PLN	(2,552)	(2,953)
GBG Serwis S.A., Katowice	100.0	100.0	PLN	6,483	44
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Wildenbruch	100.0	100.0			
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, Munich	100.0	100.0			
GE Immobilienverwaltungs-GmbH, Munich	98.0	98.0			
Gewogena Leasing GmbH & Co Havelland KG, Munich	100.0	100.0			
GfI-Gesellschaft für Immobilienentwicklung und -verwertung mbH, Stuttgart	100.0	100.0			
GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart	100.0	100.0			
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH, Dortmund	100.0	100.0	EUR	2,072	0
Gimmo Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0			
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH, Alfter	100.0	100.0	EUR	4,602	81
Goethe Galerie Centermanagement GmbH, Jena	100.0	100.0			
Golf- und Country Club Seddiner See GmbH, Wildenbruch	94.0	94.0	EUR	(17,129)	80
Grand Central Re Limited, Hamilton	92.5		USD	205,790	6,672
Großkugel Immobilien- und Projektentwicklungs GmbH, Großkugel	100.0	100.0	EUR	(4,787)	574

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Gründerfonds Beteiligungsmanagement GmbH, Vienna	100.0	100.0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), Berlin	98.2	98.2	EUR	4,495	0
Grundstücksgesellschaft Geibelstraße Leipzig mbH & Co KG, Nuremberg	100.0	100.0			
Grundstücksgesellschaft Othmarschen Park Hamburg Centerpark GbR, Hamburg	100.0	100.0	EUR	(13,396)	(205)
Grundstücksgesellschaft Othmarschen Park Hamburg Gewerbepark GbR, Hamburg	100.0	100.0	EUR	(27,640)	(951)
Grundstücksgesellschaft Schuhhagen Greifswald mbH & Co KG, Nuremberg	100.0	100.0			
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, Düsseldorf	100.0	100.0			
GUS Consulting GmbH, Vienna	100.0	100.0	EUR	30,942	(27,632)
H.F.S. Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 16 KG, Munich	74.4	74.4			
H.F.S. Immobilienfonds Deutschland 17 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 18 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 19 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 20 KG, Munich	90.9	90.9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Europa 3 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH, Munich	100.0	100.0	EUR	(5,416)	1,680
H.F.S. Immobilienfonds Köln Supplier-Park KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Schweinfurt KG, Munich	94.0	94.0	EUR	7,769	49
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Mannheim	100.0	100.0			
H.F.S. Leasingsfonds GmbH & Co. Deutschland »Hawai« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Schiffs-Leasingfonds GmbH, Munich	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
H.F.S. Value Management GmbH, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds Deutschland 2 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds Deutschland 3 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds Deutschland 4 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds GmbH, Munich	100.0	100.0			
Hawa Grundstücks GmbH & Co. OHG Hotelverwaltung, Munich[5]	100.0	100.0			
Hawa Grundstücks GmbH & Co. OHG Immobilienverwaltung, Munich[5]	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100.0	100.0	EUR	(4,667)	41
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HMIS Management Information & Service GmbH, Munich	100.0	100.0			
Hotel Fürstenhof Betriebsgesellschaft mbH, Munich	100.0	100.0			
Hotel Seddiner See GmbH, Wildenbruch	94.0	94.0			
HVB Akademie, Gesellschaft für berufliche Weiterbildung und Managementtraining mbH, Unterhaching	100.0		EUR	2,316	(1,814)
HVB Alternative Advisors Inc., New York	100.0	100.0			
HVB Alternative Management Lux S.A., Luxembourg	100.0	100.0	EUR	711	586
HVB Asia Limited, Singapore	100.0		EUR	25,252	252
HVB Asset Leasing Limited, London	100.0	100.0	USD	81,850	101
HVB Asset Management Asia Ltd., Singapore	100.0	100.0			
HVB Beteiligungsgesellschaft mbH, Munich	100.0				
HVB Beteiligungs-GmbH & Co. Verwaltungs-KG, Munich	100.0				
HVB Campustar (Hong Kong) Ltd., Hong Kong	100.0	100.0	USD	5,131	259
HVB Cape Blanc LLC, Wilmington	100.0	100.0			
HVB Capital Asia Limited, Hong Kong	100.0		JPY	11,140,504	(456,633)
HVB Capital Corp., New York	100.0	100.0	USD	31,364	4,922
HVB Capital Management, Inc., New York	100.0	100.0			
HVB Capital Markets Inc., New York	100.0	100.0			
HVB Consult GmbH, Munich	100.0	10.0	EUR	2,860	310
HVB Credit Advisors Limited, Dublin	100.0				
HVB Credit Advisors LLC, New York	100.0	100.0			
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	100.0		EUR	818	[2,5]
HVB Dublin Properties Limited, Dublin	100.0	100.0			
HVB Expertise GmbH, Munich	100.0				
HVB Export Leasing GmbH, Munich	100.0				
HVB Finance (Delaware) Inc., Wilmington	100.0				
HVB Finance Limited, Hong Kong	100.0		USD	(8,955)	(220)
HVB Finance London Limited, London	100.0		EUR	749	409
HVB Finanziaria S.p.A., Milan	100.0		EUR	7,622	2,348
HVB FondsFinance GmbH, Munich	100.0	5.0	EUR	3,591	610
HVB Fund Services Limited, Dublin	100.0	100.0			
HVB Funding Trust II, Wilmington	100.0				
HVB Funding Trust IV, Wilmington	100.0				
HVB Funding Trust VIII, Wilmington	100.0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, Munich	100.0				

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Immobilie Slovakia spol. s.r.o., Bratislava	100.0	100.0			
HVB Immobilien AG, Munich	100.0		EUR	25,620	2.3
HVB Immobilien Verwaltungs GmbH, Munich	100.0		EUR	617	517
HVB International Asset Leasing GmbH, Munich	100.0		EUR	(1,094)	(1,115)
HVB Leasing International GmbH & Co. KG, Hamburg	100.0	100.0			
HVB Leasing Limited Partnership, Wilmington	100.0	1.0			
HVB London Investments Limited, London	99.9				
HVB Payments & Services GmbH, Munich	100.0				
HVB Pensionsfonds AG, Munich	100.0		EUR	10,934	(916)
HVB Profil Gesellschaft für Personalmanagement mbH, Munich	100.0		EUR	992	212
HVB Projects USA, Inc., New York	100.0	100.0			
HVB Projekt Emilienhof GmbH & Co. KG, Munich	100.0	100.0			
HVB Projekt Emilienhof Verwaltungs GmbH, Munich	100.0	100.0			
HVB Projekt GmbH, Munich	100.0	94.0	EUR	25,626	3
HVB Projekt Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HVB Rating Advisory GmbH, Munich	100.0				
HVB Real Estate Capital Iberia, S.A., Madrid	<100.0		EUR	5,014	14
HVB Real Estate Capital Italia S.p.A., Milan	100.0	100.0	EUR	6,630	1,328
HVB Real Estate Management Pty Ltd., Sydney	100.0	100.0			
HVB Real Estate Transactions S.A.S., Paris	100.0	100.0			
HVB Reality CZ s.r.o., Prague	100.0	100.0	CZK	47,246	(15,509)
HVB Realty Capital Inc., New York	100.0	100.0	USD	(10,248)	(2,508)
HVB Realty Finance Corporation, New York	100.0	100.0			
HVB Realty Investments LLC, New York	100.0	100.0			
HVB Russell Management GmbH, Munich	51.0				
HVB Secur GmbH, Munich	80.0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100.0				
HVB Tecta GmbH, Munich	100.0	94.0	EUR	1,751	174
HVB Verwa 1 GmbH, Munich	100.0				
HVB Verwa 3 GmbH, Munich	100.0		EUR	767	2.6
HVB Verwa 4 GmbH, Munich	100.0		EUR	26	2.7
HVBFF Aircraftleasing GmbH, Munich	100.0	100.0			
HVBFF Baumanagement GmbH, Munich	100.0	100.0			
HVBFF Beteiligungstreuhand GmbH, Munich	100.0	100.0			
HVBFF Havelland GmbH, Munich	100.0	100.0			
HVBFF International Greece GmbH, Munich	100.0	100.0			
HVBFF Internationale Leasing GmbH, Munich	100.0	100.0			
HVBFF Kapitalvermittlungs GmbH, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Dritte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Erste KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Vierte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Zweite KG, Munich	100.0	100.0			
HVBFF Leasing GmbH & Co. Kinocenter KG, Munich	100.0	100.0			
HVBFF Leasing Objekt GmbH, Munich	100.0	100.0			
HVBFF Leasing-Fonds GmbH & Co Wohnungen Nauen KG, Munich	100.0	100.0			
HVBFF Leasing-Fonds Verwaltungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Beteiligungs GmbH, Munich	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly		in thousands of currency units	in thousands of currency units
HVBFF Sanierungs GmbH & Co Erste KG, Munich	100.0	100.0			
HVBFF Verwaltungs-GmbH, Munich	100.0	100.0			
HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich	100.0		EUR	13,014	468
Hyperion Immobilienvermietungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	49,479	[1]
Hypo-Bank Verwaltungszentrum GmbH und HVB Gesellschaft für Gebäude mbH & Co. KG GbR Objekt Unterföhring, Munich[5]	100.0	100.0			
Hypo-Bank Verwaltungszentrum GmbH, Unterföhring	100.0	100.0			
Hypo-Real Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, Munich	80.0	80.0	EUR	4,474	(272)
Hypo-Real Haus- und Grundbesitz Gesellschaft mbH, Munich	100.0	100.0			
I.P.I. Investments Limited, Gibraltar	100.0	100.0			
I.P.I. (Bristol) Limited, Gibraltar	100.0	100.0	GBP	302	484
I.P.I. (Bury) Limited, Gibraltar	100.0	100.0			
I.P.I. (Daventry) Limited, Gibraltar	100.0	100.0			
I.P.I. (Runcorn) Limited, Gibraltar	100.0	100.0	GBP	2,355	2,151
I.P.I. (Telford) Limited, Gibraltar	100.0	100.0			
I.P.I. Properties (Holdings) Limited, Gibraltar	100.0	100.0			
Immobilien Rating GmbH, Vienna	99.0	99.0			
Immovation GmbH, Dortmund	100.0	100.0			
Imwa Gesellschaft für Immobilienverwaltung mbH, Munich	95.0	95.0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna	99.9	99.9	EUR	347	192
Informations-Technologie Austria GmbH, Vienna	61.4	61.4	EUR	19,695	86
Interpark Management GmbH & Co. KG, Munich	100.0	100.0	EUR	51	(18,431)
Interpark Management Verwaltungs GmbH, Munich	100.0	100.0			
Interra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Irodahaz Tanácsado Kft, Budapest	100.0	100.0			
Isar Chatham, LLC, New York	100.0	100.0			
Isar East 60th Street, LLC, New York	100.0	100.0			
Isar Gotham West 38th, LLC, New York	100.0	100.0			
Isar Lake Shore, LLC, New York	100.0	100.0			
Isar Related West 20th, LLC, New York	100.0	100.0			
Isar RP Member, LLC, New York	100.0	100.0			
Isar Two Columbus, LLC, New York	100.0	100.0			
Isar West 23rd, LLC, New York	100.0	100.0			
Isar-Seine Immobilien GmbH, Munich	100.0				
IVONA Beteiligungsverwaltung GmbH, Vienna	100.0	100.0			
KB-Leasing Gesellschaft m.b.H., Vienna	99.0	99.0	EUR	278	1,850
Keller Crossing L.P., Atlanta	100.0	100.0	USD	3,478	108
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, Munich	100.0	100.0	EUR	(9,063)	(1,420)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, Munich	100.0	100.0	EUR	(7,176)	(17)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, Munich	100.0	100.0	EUR	(5,810)	(103)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, Munich	100.0	100.0	EUR	(18,781)	(2,461)
KHR Projektentwicklungsgesellschaft mbH, Munich	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly			
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna	<100.0	<100.0	EUR	2,619	88
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna	<100.0	<100.0	EUR	2,533	74
KSG Karten-Verrechnungs und Servicegesellschaft m.b.H., Vienna	100.0	100.0	EUR	2,668	60
Kunstforum Handelsgesellschaft m.b.H., Vienna	100.0	100.0			
Landos Immobilien- u. Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(11,621)	764
Landos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
LB Capital, Inc., New York	100.0	100.0			
LB Fonds Beratungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	91,381	4,344
LB Holding Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	51,502	2,349
Leng Loi Limited, Hong Kong	100.0				
LFL Luftfahrzeug Leasing GmbH, Hamburg	100.0	100.0	EUR	390	(681)
Lion Capital Management (Bermuda) Ltd., Hamilton	100.0		USD	830	598
M.A.I.L. Versicherungsvermittlungs GmbH, Vienna	100.0	100.0			
M.W. Hotelbesitz GmbH, Vienna	100.0	100.0			
Maffei Vermögensverwaltung AG, Zurich	100.0	100.0	EUR	2,191	1,991
Magnus Info Systems Sp.z.o.o., Czluchow	62.5	62.5	PLN	8,000	(2,984)
Manfred Handbüchler GmbH, Vienna	100.0	100.0			
Marienplatz Großgarage GmbH, Munich	66.7	66.7	EUR	625	276
Marivaturist d.d., Makarska	81.8	81.8			
Martius Investment Company, Dublin	100.0	100.0			
MC Marketing GmbH, Vienna	51.0	51.0			
MC Retail GmbH, Vienna	100.0	100.0			
Medien Blue Capital 1. Produktionsgesellschaft mbH, Munich	100.0	100.0			
Medien Blue Capital 2. Produktionsgesellschaft mbH, Munich	100.0	100.0			
Medien Blue Capital GmbH & Co. Beteiligungs KG, Munich	100.0	100.0			
Medien Blue Capital GmbH, Munich	100.0	100.0			
Mercator Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, Munich	100.0	100.0	EUR	(15,071)	114
Mercator Industrie- und Büro-Center GmbH, Munich	100.0	100.0			
Merian Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	100.0	94.0			
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	11,638	200
Miedzybankowe Centrum Gotowki Sp.z.o.o., Cracow	100.0	100.0	PLN	6,500	816
Milleterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Achte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Elfte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Neunte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Sechste GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Zehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Zwölfte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Siebte GmbH, Munich	100.0	100.0			
Mobility Concept GmbH, Munich	51.0	51.0	EUR	1,306	380
Monolith Rendszerház Informatikai Kft, Budapest	51.0	51.0			
Motion Picture Production GmbH, Munich	51.2	51.2			
Motor-Finanz GmbH, Bremen	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
Move Mobilien Verwertungs GmbH, Vienna	100.0	100.0			
Movie Market Beteiligungs GmbH, Munich	100.0	100.0			
Movie Market Dritte Produktion GmbH, Munich	100.0	100.0			
Movie Market Erste Produktion GmbH, Munich	100.0	100.0			
Movie Market Zweite Produktion GmbH, Munich	100.0	100.0			
Mulrangin Ireland, Dublin	100.0	100.0			
MY Drei Handels GmbH, Vienna	100.0	100.0			
MY Eins Handels GmbH, Vienna	100.0	100.0			
MY Fünf Handels GmbH, Vienna	100.0	100.0			
MY Vier Handels GmbH, Vienna	100.0	100.0			
MY Zwei Handels GmbH, Vienna	100.0	100.0			
Nadinion Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
New Century Kids Erste Filmproduktion GmbH & Co.KG i.G., Munich	100.0	100.0			
New Century Kids Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
NIB Norddeutsche Innovations-und Beteiligungs-gesellschaft mbH, Hamburg	100.0	100.0	EUR	15,499	2,097
Noris Leasing Gesellschaft mit beschränkter Haftung, Nuremberg	100.0	100.0			
NRS Grundstücksverwaltungsgesellschaft mbH, Munich	100.0	100.0			
O.G. Investment Management Services B.V., Utrecht	100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(2,067)	(582)
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0	EUR	(1,242)	(736)
Olos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, Munich	100.0	100.0			
Omnia Grundstücks-GmbH, Munich	100.0	100.0			
ÖRAG Polska Sp.z.o.o, Warsaw	100.0	100.0	PLN	(27,564)	2,397
Örag Praha spol.s.r.o., Prague	100.0	100.0	CZK	93,450	3,488
Orestos Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	10,149	0
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, Hamburg	51.0	51.0			
Palais Rothschild Vermietung GmbH, Vienna	100.0	100.0			
Palais Rothschild Vermietungs GmbH & Co OEG, Vienna	100.0	100.0	EUR	629	(1,625)
Parkhotel Radebeul Betriebsgesellschaft mbH, Radebeul	100.0	100.0			
Parus Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
PATIO Beteiligungsverwaltung AG, Vienna	61.7	61.7	EUR	4,614	103
PBK Asset Management Spólka Akcyjna, Warsaw	99.9	99.9	PLN	15,500	(5,422)
PBK ATUT Towarzystwo Funduszy Inwestyjnych Spólka Akcyjna, Warsaw	100.0	100.0	PLN	16,100	(510)
PBK Doradztwo Finanzowe Sp.z.o.o., Warsaw	100.0	100.0	PLN	1,213	(5,287)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
PBK Investment Sp.z.o.o., Warsaw	100.0	100.0	PLN	15,479	(7,542)
PBK Inwestycje Spólka Akcyjna, Warsaw	100.0	100.0	PLN	15,005	(7,542)
PBK Leasing Spólka Akcyjna, Warsaw	100.0	100.0	PLN	14,500	(21,497)
PBK Property Sp.z.o.o., Warsaw	100.0	100.0	PLN	10,004	(1,583)
Pegasus Bauträger GmbH, Munich	100.0	93.9			
Pegasus Project Stadthaus Halle GmbH, Munich	100.0	93.9			
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich	100.0		EUR	(4,193)	(1,917)
Perterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Petrion Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Phantus Hotel Betriebsgesellschaft mbH, Munich	100.0	100.0			
PHW Vermögensverwaltung GmbH, Munich	100.0		EUR	(7,346)	959
PKBL Spólka Akcyjna, Warsaw	84.5	84.5	PLN	723	(2,127)
PlanetHome Österreich GmbH, Vienna	100.0	100.0	EUR	(334)	(1,183)
Plottos Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Porsche Financial Services GmbH & Co. KG, Bietigheim (share of voting rights: 95%)	5.0	5.0	EUR	(46,288)	(25,625)
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, Ismaning	100.0	100.0			
ProEkoPlast Spólka Akcyjna, Lask	99.5	99.5	PLN	2,775	(572)
Projekt-GbR Kronstadter Straße München, Munich	75	75	EUR	12,463	141
Prunus Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(7,419)	(63)
Quadraterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Quinterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Railterra Immobilienverwaltungs GmbH, Munich	100.0	100.0			
Randus Beteiligungs GmbH, Munich	100.0	100.0			
Remu Grundstücksverwaltungsgesellschaft mbH, Munich	100.0	100.0			
RE-St.Marx Holding GmbH, Vienna	100.0	100.0			
Rhoterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Richland Hills Center L.P., Dallas	100.0	100.0	USD	6,061	510
RiskLab GmbH Private Research Institute for Financial Studies, Munich	100.0	100.0			
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	3,746	(39)
Roncasa Immobilien-Verwaltungs GmbH, Munich	90.0	90.0	EUR	(17,384)	0
Rotus Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
RR Fund, Dublin	100.0	100.0			
Rudolf Piber 2001 GmbH, Vienna	100.0	100.0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, Munich[5]	100.0	100.0	EUR	1,534	0
Salvatorplatz-Grundstücksgesellschaft mbH, Munich	100.0	100.0	EUR	890	151
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
SB Trade d.o.o., Split	100.0	100.0	HRK	4,497	62
SCB Industriebeteiligungen 1989 Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	(10,588)	2
Schäfflerhof Objektgesellschaft Beteiligungs-GmbH, Munich	100.0	100.0			
Schäfflerhof Objekt-GmbH & Co. KG, Munich	100.0	100.0	EUR	3,612	0

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, Munich	100.0	100.0			
Schoeller Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Vienna	100.0	100.0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, Schönefeld	100.0	100.0	EUR	(3,712)	(900)
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, Schönefeld	90.0	90.0			
Schönefeld Wohn- und Gewerbebau GmbH, Schönefeld	100.0	100.0			
Selfoss Beteiligungsgesellschaft mbH, Munich	100.0	100.0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	99.8	99.8			
Shop in der Kunsthalle GmbH Munich, Munich	100.0				
SIA VereinsLeasing Riga, Riga	100.0	100.0			
Sigma Holding Ingatlanszolgaltato Kft, Budapest	95.0	95.0	HUF	2,305	(81)
Sirius Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(143,840)	(2,800)
sm-end-2-end.de AG, Munich	100.0		EUR	1,868	(611)
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich	100.0	100.0	EUR	(28,326)	(8)
Solos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
SP Schönefelder Projektentwicklungs- und -verwaltungs-gesellschaft mbH & Co. KG, Stuttgart	100.0	100.0			
SP Schönefelder Projektentwicklungs- und -verwaltungs-gesellschaft mbH, Stuttgart	100.0	100.0			
SR Immobilien Verwaltungs GmbH, Munich	100.0		EUR	2,941	87
ST Liegenschaftsverwertungs Aktiengesellschaft, Vienna	99.8	99.8	EUR	108	213
STARS Geschäftsführungs- und Verwaltungs-GmbH, Unterhaching	100.0				
STARS GmbH & Co. KGaA, Unterhaching	71.4				
STEL-Holding GmbH, Vienna	99.8	99.8			
Structured Lease GmbH, Camin	100.0	100.0			
Synterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
T & P Frankfurt Development B.V., Amsterdam	87.5	87.5	EUR	(7,097)	681
T & P Vastgoed Stuttgart B.V., Amsterdam	87.5	87.5	EUR	(16,215)	9
Tai Tam Limited, London	100.0				
TC Projektverwaltungsges.m.b.H., Vienna	100.0	100.0	EUR	(1,027)	(342)
TC TERTIA Projektverwaltungsgesellschaft mbH, Vienna	100.0	100.0			
TCHA Immobilien GmbH & Co. Friedrichstraße 204 KG, Berlin	80.0	80.0			
TCHA Immobilien Verwaltungs-GmbH, Berlin	80.0	80.0			
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Vienna	100.0	100.0			
Terra Magna Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Terreno Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, Munich	75.0	75.0	EUR	(254,387)	101
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße, Munich	75.0		EUR	(12,801)	1,165
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Köln, Munich	75.0	75.0	EUR	(18,053)	274
Terreno Grundstücksverwaltung GmbH, Munich	75.0	75.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Terronda Development B.V., Amsterdam	100.0	100.0			
The Greater Manchester Property Enterprise Fund Limited, London	100.0	100.0	GBP	1,618	55
The Harmony Limited Partnership, George Town	56.4	56.4	USD	46,977	2,843
The Rhapsody Limited Partnership, George Town	56.4	56.4	USD	47,854	2,693
Theta Fünf HandelsgmbH, Vienna	100.0	100.0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Tolmers Company, Dublin	100.0	100.0			
Transterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9			
Treuconsult Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	99,434	3,988
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0				
Triple A Rating Advisors Beratung GmbH, Vienna	100.0	100.0			
Triterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
TSG EDV-Terminal-Service Ges.m.b H., Vienna	100.0	100.0			
Ubiterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0			
Universale International Realitäten GmbH, Vienna	100.0	100.0	EUR	64,190	(2,892)
group with subsidiaries:					
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H, Berlin	100.0	100.0			
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
Gordon Invest Kft, Budapest	100.0	100.0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100.0	100.0			
ISB Universale Bau GmbH, Brandenburg	100.0	100.0			
PMG Bauprojektmanagementgesellschaft m.b.H., Vienna	100.0	100.0			
Property Partners Kft, Budapest	100.0	100.0			
Rana-Liegenschaftsverwertung AG, Vienna	99.0	99.0			
UIB Projektszervezesi Kft, Budapest	100.0	100.0			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100.0	100.0			
Universale International Gesellschaft m.b.H., Vienna	100.0	100.0			
Universale International Poland Sp.z.o.o., Warsaw	100.0	100.0			
Universale International Projektmanagement GmbH, Berlin	100.0	100.0			
Universale International spol. s.r.o., Prague	100.0	100.0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100.0	100.0			
Zitna Building s.r.o., Prague	100.0	100.0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
Uraby Limited, Dublin	100.0	100.0			
US Office VII L.P., Dallas	100.0	100.0			
US Property Investments Inc., Dallas	100.0	100.0	USD	42,790	2,011
V.M.G. Vermietungsgesellschaft mbH, Munich	100.0	100.0			
VB Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
VB Europa Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
VCI Volta Center Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(23,787)	8,845
VEGA Informatik Projekt Consult EDV-Softwareentwicklungs-gesellschaft mbH, Vienna	100.0	100.0			
Verba Verwaltungsgesellschaft mbH, Munich	64.3				
Vereinigte Papierindustrie- und Allgemeine Warenhandels-Aktiengesellschaft, Vienna	57.5	57.5	EUR	2,638	(493)
Vereinsbank Leasing International GmbH & Co KG, Hamburg	100.0	100.0			
Vereinsbank Leasing International Verwaltungs-gesellschaft mbH, Hamburg	100.0	100.0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100.0	100.0			
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH, Nuremberg	100.0	100.0			
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH, Nuremberg	100.0	100.0			
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100.0	100.0			
Vivaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	26	0
Von Ernst (Deutschland) Financial Services GmbH, Frankfurt am Main	100.0	100.0			
Von Ernst Capital Management SA, Luxembourg	100.0	100.0	CHF	10,496	10,022
Von Ernst Fund Management AG, Berne	100.0	100.0	CHF	8,297	(1,265)
Von Ernst Gesellschaft für Financial Management mbH, Frankfurt am Main	100.0	100.0			
Von Ernst Performa AG, Vaduz	100.0	100.0	CHF	1,566	751
Von Ernst Trust & Consulting AG, Zurich	100.0	100.0			
VPI International Inc., Cincinnatti	80.0	80.0	USD	372,684	19,442
VuWB Investments Inc., New York	100.0	100.0			
VV City General Partner Ltd., London	99.0	99.0			
VV CR 1 s.r.o., Prague	100.0	100.0			
VV Edinburgh General Partner Ltd., London	100.0	100.0			
VV Edinburgh Retail Warehouse General Partner Ltd., London	100.0	100.0			
VV Epsom General Partner Ltd., London	100.0	100.0			
VV General Partner Limited, London	100.0	100.0			
VV Glasgow G.P. Limited, London	100.0	100.0			
VV Hungaria 1 Kft., Budapest	100.0	100.0			
VV Immobilien Verwaltungs GmbH, Munich	70.0		EUR	3,382	1,514
VV Milton Keynes General Partner Ltd., London	100.0	100.0			
VV Nominees Limited, London	100.0	100.0			
VV Northampton General Partner Ltd., London	100.0	100.0			
VV Northampton (No 2) General Partner Ltd., London	100.0	100.0			
VV Poland 1 Sp.z.o.o., Warsaw	100.0	100.0			
VV Real Property Nominees Limited, London	100.0	100.0			
VV Real Propery G.P. Limited, London	100.0	100.0	GBP	560	190
VV Redhill General Partner Ltd., London	100.0	100.0			
VV Soho General Partner Ltd., London	100.0	100.0			
VV Stockton General Partner Ltd., London	100.0	100.0			
VV Taunton General Partner Ltd., London	100.0	100.0			
VV Wolverhampton General Partner Ltd., London	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, Munich	100.0	80.0			
VWP Facility Management Gesellschaft m.b.H., Götzis	100.0	100.0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft, Budapest	100.0	100.0	HUF	26,793	3,163
WEAG Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna	<100.0	<100.0	EUR	2,479	127
Westhyp Finance B.V., Amsterdam	100.0	100.0	EUR	442	1,915
Westhyp Immobilien Holding GmbH, Dortmund	100.0	100.0	EUR	(4,224)	(5,758)
WestHyp Immobilien Management GmbH, Dortmund	100.0	100.0			
WH – Erste Grundstücks GmbH & Co. KG, Norderfriedrichskoog	100.0	100.0			
WH – Erste Grundstücks GmbH, Norderfriedrichskoog	100.0	100.0			
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.0	100.0			
Wiesen Festival and Concerts Veranstaltungs GmbH, Vienna	51.0	51.0			
Wirtschaftsverein der Angestellten der Creditanstalt-Bankverein, reg. Gen.m.b.H., Vienna	54.7	54.7			
ZETA Acht Handels GmbH, Vienna	100.0	100.0			
ZETA Fünf Handels GmbH, Vienna	100.0	100.0			
ZETA Neun Handels GmbH, Vienna	100.0	100.0			
ZETA Vier Handels GmbH, Vienna	100.0	100.0			
2. Joint ventures[4]					
2.1 Minor joint ventures					
2.1.1 Banks and financial institutions					
FSB FondsServiceBank GmbH, Unterhaching	50.0	50.0	EUR	7,180	0
2.1.2 Other companies					
Babcock&Brown GmbH, Munich	35.0		EUR	1,955	1,606
Bethmann Liegenschafts KG, Frankfurt am Main	50.0	50.0	EUR	11,248	2,300
First Liechtenstein Investment Fonds Verwaltungs-Aktiengesellschaft, Vaduz	50.0	50.0	CHF	1,103	494
Global Life Science Limited Partnership, St. Peter Port	25.0		EUR	29,647	(664)
Heizkraftwerk Cottbus Verwaltungs GmbH, Munich	33.3		EUR	116	448
Heizkraftwerke-Pool-Verwaltungs-GmbH, Munich	33.3		EUR	140	562
Interfinanziaria S.A., Lugano	33.3	33.3			
New Elaine S.A., Luxembourg	31.8				
New Elaine UK Ltd., London	31.8				
PDF Project Development Fund GmbH & Co. KG, Munich	25.0		EUR	1,994	837
PDF Project Development Fund Management GmbH, Munich	25.0				
TC TrustCenter AG, Hamburg	31.0		EUR	18,762	(7,374)
Udeko Handelsgesellschaft mbH, Luxembourg	24.9	24.9			
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.0	33.0	EUR	(2,747)	(255)

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly		in thousands of currency units	in thousands of currency units
3. Associated companies[4]					
3.1 Associated companies valued at equity					
3.1.1 Banks and financial institutions					
Adria Bank Aktiengesellschaft, Vienna	25.5	25.5	EUR	28,453	1,568
Banco BBA-Creditanstalt S.A., Sao Paulo					
(share of voting rights: 32.5%, sold in 2003)	47.8		USD	482,086	113,284
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.0	27.0	EUR	332,512	11,849
International Moscow Bank, Moscow	43.2		USD	153,328	25,062
Investkredit Bank AG, Vienna	26.7	26.7	EUR	316,316	70,392
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.2	49.2	EUR	213,657	24,042
3.1.2 Other companies					
Akbar – Marketing e Servicos Lda, Conchelho de Funchal	47.8		USD	8,549	(58,367)
included in the subgroup totals for					
Bank Austria Creditanstalt Leasing GmbH, Vienna					
(see »Subsidiaries/Consolidated subsidiaries«):					
Bank Austria – Wiener Städtische KFZ Leasing GmbH,					
Vienna	50.0	50.0			
Bank Austria Creditanstalt Fuhrparkmanagement GmbH,					
Vienna	50.0	50.0			
Bank Austria Leasing Immorent Immobilienleasing GmbH,					
Vienna	50.0	50.0			
CAC Leasing Slovakia a.s., Bratislava	30.0	30.0			
CAC-Leasing a.s., Prague	50.0	50.0			
Die Erste-Immorent-Z-Einrichtungshausverwertungs-					
gesellschaft m.b.H., Vienna	33.2	33.2			
Eurolease Immorent Grundverwertungs-					
gesellschaft m.b.H., Vienna	50.0	50.0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50.0	50.0			
Immorent-Theta Grundverwertungs-					
gesellschaft m.b.H., Vienna	50.0	50.0			
IPG-Industriepark Györ Projektierungs-					
gesellschaft m.b.H., Vienna	40.0	40.0			
LBL drei Grundstückverwaltung					
Gesellschaft m.b.H., Vienna	33.4	33.4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H.,					
Vienna	50.0	50.0			
Neubau Augasse 9 Errichtungs- und Vermietungs-					
gesellschaft m.b.H., Vienna	50.0	50.0			
Objekt-Lease Grundstücksverwaltungs-					
gesellschaft m.b.H., Vienna	50.0	50.0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H.,					
Stockerau	50.0	50.0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H.,					
Vienna	50.0	50.0			
Rembra Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Vienna	50.0	50.0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H., Graz	33.3	33.3			
Schulerrichtungsgesellschaft m.b.H., Vienna	50.0	50.0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			
BBA Creditanstalt Empreendimentos S/C Ltda, Sao Paulo	47.8		USD	(3,917)	(4,782)
CA Versicherung AG, Vienna	50.0	50.0	EUR	18,375	1,071
Union Versicherungs-Aktiengesellschaft, Vienna	33.3	33.3	EUR	3,079	3,364
3.2 Minor associated companies					
3.2.1 Banks and financial institutions					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.3	33.3			
B.I.I. Creditanstalt International Bank Ltd., George Town	50.0	50.0	USD	20,681	2,874
Banco Interfinanzas S.A., Buenos Aires	50.0	50.0	USD	59,926	476
Kapital-Beteiligungs Aktiengesellschaft, Vienna	50.0	20.0	EUR	8,793	266
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.0	50.0	EUR	25,866	155
Schwäbische Bank AG, Stuttgart	25.1		EUR	18,940	2,292
3.2.2 Other companies					
»Gesfö« Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Vienna	25.0	25.0			
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.0	32.0			
Airport Bureau Verwaltungs GmbH, Berlin	32.0	32.0			
Amastria-CA Finanzierungsberatung Gesellschaft m.b.H., Vienna	50.0	50.0			
Bavaria Finance Holdings, LLC, New York	49.0	49.0	USD	36,221	(2,378)
BFAG – Holding Gesellschaft m.b.H, Vienna	46.1	46.1	EUR	3,529	427
CA Global Property Internationale Immobilien AG, Vienna	29.5	29.5			
CALG Secunda Grundstückverwaltung GmbH, Vienna	25.0	25.0			
CALG Vomido Grundstückverwaltung GmbH, Vienna	50.0	50.0			
Cruquius Park Vastgoed B.V., Best	26.5	26.5			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50.0	50.0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50.0	50.0			
EBPP Electronic Bill Presentment and Payment GmbH, Vienna	50.0	50.0			
Euro Synergies Management S.A., Paris	20.0		EUR	788	329
Europacenter Kft, Budapest	50.0	50.0	HUF	344,986	55,250
Final S.A., Dabrowa Górnicza	44.8	44.8	PLN	28,611	(8,068)
GfA-Gesellschaft für Anwendungsentwicklung mbH, Stuttgart	25.0	25.0			
Gielda Rolno Towarowa S.A., Bialystok	27.0	27.0	PLN	14,805	(70)
GrECo International Aktiengesellschaft, Vienna	20.0	20.0	EUR	5,097	2,140

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49.6	49.6			
Hofgarten Real Estate B.V., Amsterdam	47.2	47.2	EUR	(21,807)	384
Immotrust Anlagen Aktiengesellschaft, Vienna	25.0	25.0	EUR	49,942	380
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30.0				
Kallco Projekt Donaufelderhof GmbH, Vienna	40.0	40.0	EUR	14,867	(426)
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.6	45.6	EUR	890	(6,826)
M.A.I.L. Finanzberatung GmbH, Vienna	49.0	49.0	EUR	6,400	1,243
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Vienna	50.0	50.0			
MOC Verwaltungs GmbH & Co. Immobilien KG, Munich	23.0	23.0	EUR	(10,069)	367
MOC Verwaltungs GmbH, Munich	23.0	23.0			
MUC-Gewerbepark Hallbergmoos GmbH & Co. Grundstücks-erschließungs-KG, Munich	40.0	40.0	EUR	(9,504)	(99)
MUC-Gewerbepark Hallbergmoos GmbH, Munich	40.0	40.0			
Österreichische Wertpapierdaten Service GmbH, Vienna	29.7	29.7			
PGRI Aktyn Sp.z.o.o., Warsaw	47.0	47.0			
Polskie Sieci Teleinformatyczne S.A., Katowice	44.1	44.1			
Sano Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	33.3	33.3	EUR	(2,125)	(415)
Secaron AG, Hallbergmoos	24.9		EUR	1,505	1,333
S-Informatik Gesellschaft m.b.H., Vienna	40.0	40.0			
SK BV Grundstücksentwicklung GmbH & Co. KG, Cologne	25.0	25.0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Cologne	50.0	50.0			
Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	33.3	33.3	EUR	(3,436)	(677)
Sparkassen-Haftungs Aktiengesellschaft, Vienna	28.3	28.3			
Supermedia Holding Spólka Akcyjna, Warsaw	25.0	25.0			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin	49.0	6.0	EUR	(259,915)	(14,228)
Towarzystwo Ubezpieczen na Zycie Royal PBK Spólka, Akcyjna, Warsaw	26.0	26.0	PLN	90,750	(34,957)
Tremonis GmbH, Brauerei-Nebenerzeugnisse, Dortmund	44.5	44.5			
Unitas Wohnbau Ges.m.b.H., Vienna	49.0	49.0	EUR	(1,804)	(361)
Vierte Airport Bureau Center KG, Areal Bau-Investitionen GmbH & Co., Berlin	32.0	32.0	EUR	898	(158)
WED Holding Gesellschaft m.b.H., Vienna	48.1	48.1	EUR	11,548	0
Wohndomicil Am Henningbach Grundstücksentwicklungs GmbH, Munich	50.0	50.0			
4. Holdings of 20% to 50% without significant influence[4]					
4.1 Banks and financial institutions					
Clearing Bank Hannover AG, Hanover	20.0	20.0	EUR	7,556	(1,993)
Deutsche Schiffsbank AG, Bremen/Hamburg	20.0	20.0	EUR	381,626	36,747
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	24.0	24.0	EUR	37,248	13,077
Hansa-Nord-Lux Managementgesellschaft, Luxembourg	50.0	50.0	EUR	1,184	415
Notartreuhandbank AG, Vienna	25.0	25.0	EUR	12,211	3,395
Wiener Kreditbürgschaftsgesellschaft m.b.H., Vienna	24.5	24.5	EUR	5,049	11
Wüstenrot stambena stedionica d.d., Zagreb	25.0	25.0	HRK	5,529	(13,185)

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
4.2 Other companies					
»Uni« Gebäudemanagement GmbH, Linz	50.0	50.0			
A. Asmussen GmbH, Hamburg	50.0	50.0			
AdAstra Erste Beteiligungs GmbH, Munich	49.0		EUR	(6,847)	(5,864)
Adriatic Invest d.o.o., Zagreb	43.0	43.0	HRK	27,505	(12,495)
Allgäuer Brauhaus AG, Kempten	32.1		EUR	5,448	179
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Vienna	50.0	50.0			
Allianz Immobilienfonds GmbH & Co. 2 KG, Munich	41.7	41.7			
Allrisk Bau-Versicherungsdienst Gesellschaft m.b.H., Vienna	26.0	26.0			
any-bet.com GmbH, Kiel	47.5	47.5	EUR	433	(348)
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	44.6	44.6	EUR	15,523	1,910
Babcock&Brown Investment Management Partners LP, Dover	20.0		USD	(10,872)	(6,871)
Babcock&Brown LP, Dover	20.0		USD	178,923	34,278
baulog Baustellenlogistik Potsdamer Platz GmbH, Berlin	24.0	24.0	EUR	1,283	267
Bavaria Filmkunst GmbH, Munich	32.0	32.0	EUR	6,403	2,801
BayBG Bayerische Beteiligungsgesellschaft mbH, Munich	22.5		EUR	84,963	1,045
BC European Capital VII-12 L.P., St. Peter Port	36.8		EUR	30,870	195
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50.0	50.0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg	29.9		EUR	430	(320)
BVT Energie- und Umwelttechnik AG, Munich	33.1		EUR	6,904	(1,699)
CA-Gebäudevermietungsgesellschaft m.b.H., Vienna	50.0	50.0	EUR	700	459
CALG 435 Grundstückverwaltung GmbH, Vienna	50.0	50.0			
CBCB – Czech Banking Credit Bureau, a.s., Prague	20.0	20.0			
Center for business and culture AD, Dobrich	29.5	29.5	BGN	2,858	5
Center Heinrich – Collin - Straße 1 Vermietungs GmbH, Vienna	49.0	49.0			
CMP Fonds I GmbH, Berlin	32.7		EUR	27,960	(2,349)
Continentale Finanzgesellschaft A. Asmussen G.m.b.H. & Co., Hamburg	49.0	49.0			
D.I.E. Finanzplanung GmbH, Odenthal	30.0	30.0			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt am Main	39.2	3.8	EUR	(719)	(3,394)
Dimitri J. Petsopoulos Ges.m.b.H, Athens	50.0	50.0			
Dospa Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
EK Mittelstandsfinanzierungs AG, Vienna	24.0	24.0			
Engelbert Rütten Verwaltungsgesellschaft Kommandit-gesellschaft, Düsseldorf	30.2				
Eurowoningen Ontwikkelingsmij. B.V., Rotterdam	50.0	50.0			
evosoft Holding GmbH, Nuremberg	49.0	49.0	EUR	2,236	631
Fertighauszentrum »Blaue Lagune« Verwaltungs GmbH, Vienna	30.0	30.0			
Fertighauszentrum »Blaue Lagune« Verwaltungs GmbH & Co KG, Vienna	30.0	30.0	EUR	1,347	821
Fonteinkruid B.V., Rotterdam	50.0	50.0			
formac Beteiligungsgesellschaft mbH, Hamburg	33.3	33.3	EUR	(4,169)	266
Fulgurit Beteiligungsgesellschaft mbH, Hamburg	50.0	50.0			
GbR Haidelweg V, Munich	50.0	50.0			
GermanIncubator Erste Beteiligungs GmbH, Munich	39.6		EUR	(1,670)	(1,208)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
GI Ventures Aktiengesellschaft, Munich	20.8		EUR	2,361	(173)
Golden Arrow Fund, Perth	23.7		AUD	79,518	(3,391)
H & E Holding GmbH & Co. KG, Munich	30.0	30.0	EUR	4,651	(254)
H & E Holding Verwaltungsgesellschaft mbH, Munich	30.0	30.0			
H.F.S. Immobilienfonds Deutschland 13 KG, Munich	38.5	38.5	EUR	(18,586)	(4,561)
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31.3	31.3	EUR	24,500	1,710
Hawthornwood Partnership, Wilmington (share of voting rights: 0%)	73.8	73.8			
Hotel Rügen Betriebs- und Management GmbH, Frankfurt am Main	25.2	25.2			
HP IT-Solutions GmbH, Innsbruck	28.6	28.6			
Kappa IT Ventures Beteiligungs GmbH, Bonn	48.6		EUR	(3,348)	(3,718)
Kappa IT Ventures Zweite Beteiligungs GmbH, Bonn	38.6		EUR	(7,117)	(6,113)
Köhler & Krenzer Fashion AG, Ehrenberg	<50.0	<50.0	EUR	26,683	5,230
Kor Dagitim Pazarlama Ve Ticaret Anonim Sirketi, Istanbul	50.0	50.0	TRL	(3,613,112,450)	(7,441,516,618)
Leasing 439 GmbH, Vienna	50.0	50.0			
Leasingverwaltung v.o.s., Prague	50.0	50.0	CZK	0	3,294
Licher Privatbrauerei Ihring-Melchior GmbH & Co. KG, Lich	24.8	24.8	EUR	40,626	18,309
Lloyds TSB Gatwickstraat B.V. No. 1, Amsterdam	25.0		GBP	203,242	9,141
Lorit Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0	EUR	(51,300)	63
Lubelskie Towarzystwo Leasingowe S.A., Lubin	25.7	25.7			
MLI Münchener Leasing & Investition Zweite GmbH, Munich	25.2	25.2			
mm Liegenschaftsbesitz GmbH, Vienna	26.7	26.7	EUR	2,221	(104)
Movie Market GmbH, Grünwald	33.3	33.3			
Mozfund (Proprietary) Limited, Sandton	40.0				
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg	50.0	50.0			
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, Munich	25.0	25.0	EUR	2,278	1,432
National Australia Group Europe Finance B.V., Amsterdam	25.0		GBP	341,641	15,019
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23.4				
PHG POS – Handelsgesellschaft m.b.H., Vienna	33.3	33.3			
Polska Prasa Lokalna Holding, Sniadowo	33.8	33.8	PLN	(2,778)	(2,213)
PTP Liegenschaftsentwicklung AG, Vienna	25.0	25.0	EUR	1,496	(541)
Ramius Capital Group, LLC, New York (share of voting rights: 0%)	24.6	24.6	USD	142,454	14,585
Saubermacher Dienstleistungs AG, Graz	50.0	50.0	EUR	12,288	1,454
Sitlog GmbH, Schwandorf	26.0	26.0			
Spree Galerie Hotelbetriebsgesellschaft mbH, Munich	50.0	50.0	EUR	295	(1,273)
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim/Taunus	40.0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23.8				
The Global Life Science Ventures Fonds II GmbH & Co. KG, Munich	27.4		EUR	1,918	(1,321)
The St. Margarets Limited Partnership, George Town	20.9	20.9	USD	123,424	7,623
The Williams Group, L.P., New York (share of voting rights: 0%)	22.0	22.0	USD	8,855	(302)
Total Concept Partners B.V., Nijkerk	20.0	20.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
UBF Mittelstandsfinanzierungs AG, Vienna	24.1	24.1	EUR	23,696	(5,174)
USI Gaedeke Associates L.P., Dallas	33.5	33.5	USD	55,446	3,071
VB Private Equity Fund I GbR, Hamburg	25.0	25.0	EUR	16,402	(494)
Wiener Wasser Technologie GmbH, Vienna	33.3	33.3			
Wienerberger AG, Vienna	31.9	31.9	EUR	987,039	(17,833)
Wika Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			

Name and registered office	Percentage share of voting rights total	held indirectly as per Sect. 16 (4), Stock Corporation Act
5. Holdings in large corporations not already shown, with more than 5% of the voting rights		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main	15.4	0.4
Banca di Trento e Bolzano S.p.A., Trient	11.7	
Bayerische Landessiedlung GmbH, Munich	7.4	2.9
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9.1	4.9
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8.9	2.4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6.0	6.0
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	9.7	9.7
Commercial Union Powszechne Towarystwo Emerytalne BPH Cu WBK S.A., Warsaw	10.0	10.0
Credit Foncier et Communal d'Alsace et de Lorraine, Strasbourg	10.4	10.4
debis AirFinance B.V., Amsterdam	15.0	
fluxx.com AG, Kiel	14.6	14.6
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt am Main	6.2	1.5
Herlitz AG, Berlin	13.1	
Köllmann Aktiengesellschaft, Wiesbaden	10.0	
Kraftwerksgesellschaft Völklingen Geschäftsführungs-GmbH, Völklingen	10.0	10.0
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11.9	
Münchener Rückversicherungs-Gesellschaft AG, Munich	13.2	
Rhön-Klinikum AG, Bad Neustadt (percentage interest: 18.5%)	27.7	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5.1	
Société Générale de Banques au Sénégal S.A., Dakar	5.6	
Unternehmens Invest AG, Vienna	13.0	13.0
Wüstenrot & Württembergische AG, Stuttgart	7.5	

Name and registered office	Percentage interest held by Bayerische Hypo- und Vereinsbank AG	Currency	Subscribed capital, in millions of currency units
6. Other selected holdings of under 20%			
6.1 Banks and financial institutions			
Bayerische Garantiegemeinschaft mbH für mittelständische Beteiligungen, Munich	10.5	EUR	0.4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4.8	EUR	2.9
Bürgschaftsbank Brandenburg GmbH, Potsdam	7.8	EUR	7.4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	4.2	EUR	8.1
Bürgschaftsbank Sachsen GmbH, Dresden	4.8	EUR	12.9
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	6.5	EUR	8.3
Bürgschaftsbank Thüringen GmbH, Erfurt	8.7	EUR	12.9
Liquiditäts-Konsortialbank GmbH, Frankfurt am Main	4.5	EUR	230.9
6.2 Other companies			
Allianz AG, Berlin and Munich	4.6	EUR	682.4
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	9.1	EUR	5.7
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG, Berlin	13.6	EUR	203.7
Börse Düsseldorf AG, Düsseldorf	3.0	EUR	5
EURO Kartensysteme EUROCARD und eurocheque Gesellschaft mit beschränkter Haftung, Frankfurt am Main	2.2	EUR	2.6
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	<5.0	EUR	196.3
Gesellschaft des bürgerlichen Rechts Industrie- und Handelskammer/Rheinisch-Westfälische Börse, Düsseldorf[6]	1.5	EUR	0.8
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8.7	EUR	2.9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11.6	EUR	5.7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern, Schwerin	7.7	EUR	5.1
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	9.5	EUR	6.4
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13.4	EUR	9.9
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8.7	EUR	0.8

Notes and comments:

Percentages marked < or > are rounded up or down, to one decimal place,
e.g. < 100.0% = 99.99% or > 0.0% = 0.01%

[1] Profit-and-loss transfer to shareholders and partners

[2] Bayerische Hypo- und Vereinsbank AG has concluded profit-and-loss transfer agreements with the following companies:

	Company	Profit (loss) transferred, €'000
[2.1]	Financial Markets Service Bank GmbH, Munich	(1,987)
[2.2]	HVB Wealth Management GmbH, Munich (HVB Asset Management GmbH, Munich until November 2002)	(70,237)
[2.3]	HVB Immobilien AG, Munich (HVB Immobilien Management GmbH, Munich until September 2002)	(98,272)
[2.4]	HVB Informations-Verarbeitungs-GmbH, Munich	869
[2.5]	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	162
[2.6]	HVB Verwa 3 GmbH, Munich (Hypo-Immobilien-Service Gesellschaft mit beschränkter Haftung, Munich until May 2002)	(30)
[2.7]	HVB Verwa 4 GmbH, Munich (Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich until December 2002)	(93)
[2.8]	Food & more GmbH, Munich	320
[2.9]	HVB Systems GmbH, Munich	(13,907)
[2.10]	norisbank Aktiengesellschaft, Nuremberg	40,000

[3] Compliant with Section 264b, German Commercial Code, the company is exempt from the obligation to prepare annual financial statements in accordance with the provisions applicable to corporations

[4] Omission of equity capital and net income is due to the options provided under Section 286 (3) 1 No. 1 (minor importance) or Section 286 (3) No. 2 (major disadvantage), German Commercial Code. Otherwise, amounts shown for subgroups are consolidated figures

[5] Bayerische Hypo- und Vereinsbank AG acts as a partner with unlimited liability for this company. Disclosure requirement compliant with Section 285 No. 11a, German Commerical Code

[6] The net income shown here is the amount before profit or loss transfer to the shareholder/partner

Exchange rates at December 31, 2002

Australia	1 euro =	1.8556	AUD	Russian Federation	1 euro =	33.50	RUB
Bulgaria	1 euro =	1.9546	BGN	Singapore	1 euro =	1.8199	SGD
Croatia	1 euro =	7.457	HRK	Slovakia	1 euro =	41.503	SKK
Czech Republic	1 euro =	31.577	CZK	Slovenia	1 euro =	229.800	SIT
Hong Kong	1 euro =	8.1781	HKD	Switzerland	1 euro =	1.4524	CHF
Hungary	1 euro =	236.29	HUF	Turkey	1 euro =	1,738,000	TRL
Japan	1 euro =	124.39	JPY	UK	1 euro =	0.6505	GBP
Latvia	1 euro =	0.614	LVL	Ukraine	1 euro =	5.620	UAH
Poland	1 euro =	4.021	PLN	USA	1 euro =	1.0487	USD
Romania	1 euro =	35,141.00	ROL	Yugoslavia	1 euro =	61.7693	YUM

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l
Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

2 0 0 2

ANNUAL REPORT
ANNUAL FINANCIAL STATEMENTS


HypoVereinsbank

A member of HVB Group

CONTENTS

MANAGEMENT REPORT

ANNUAL FINANCIAL STATEMENTS

Management Report

I. BUSINESS SITUATION AND TRENDS

1. 2002: RISING TO THE CHALLENGE

The banking industry in Germany was confronted with major challenges in 2002. The underlying economic conditions deteriorated constantly during the course of the year, economic forecasts were revised sharply downward, and the wave of bankruptcies reached a new peak in Germany with some 40,000 cases. At the same time, investor confidence suffered further, resulting in prices collapsing in dramatic fashion and extremely high volatilities on the international capital markets. Against this backdrop, a grand total of five domestic companies risked going public in Germany, putting the number of IPOs at its lowest point since 1983. On the bond market, spreads widened to unprecedented levels amid rising risk expectations.

In this setting, the ratings of German banks were put under the microscope, resulting in downgrades. HVB Group was not able to avoid this process. Being downgraded makes funding more expensive, and weakens the competitive position of Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HVB" or the "Bank"), notably compared with public-sector institutions.

HVB has responded to the huge challenges thrown up last year by drawing up and implementing far-reaching plans:

1. HVB Group's management structure
HVB Group has been managed in line with the management structure described in detail in the 2001 Annual Report (see the section entitled "New Orientation of the HVB Group" in the Annual Review) since the start of 2002. Among other things, this structure resulted in a major boost to trading profit arising from the concentration of global capital market activities, including support for multinationals and mid-caps, in the Corporates & Markets business segment.

2. Tighter focus sharpens HVB profile
In order to sharpen its profile as one of the leading banks in Europe for retail and corporate customers, HVB decided in the fall of 2002 to consolidate its commercial real estate finance business in a new real estate finance group, and to separate it from HVB Group. At the same time, systematic disposals of non-core activities have been continued, leading in the year under review, for instance, to the sale of the Bank's participating interests in Brazil's Banco BBA, Bayerische Immobilienleasing, and Spaten-Brauerei. Direct brokerage activities have also been vastly redimensioned and focused on Germany and Austria after the sale of Self Trade.

3. Wide-ranging package of cost-cutting measures
The Bank has initiated several efficiency-enhancing measures aimed at realizing significant synergies by 2004. In 2003, this will include pressing ahead with a program initiated in 2001 looking to reduce the number of employees at the corporate group by 9,100, 75% of which had already been realized by the end of 2002. The average number of employees at HVB declined by 1,795, or around 8%, to 20,570, while the number of offices maintained declined by 17 to 529. The other cost-cutting measures featuring considerable restrictions in terms of company cars, travel expenses, consulting fees, procurement, office occupation, and so on, yielded the expected savings last year. Excluding additions to restructuring provisions, administrative expenses fell 11.8% year-on-year, to €3,119 million.

4. Restructuring and capacity adjustments, notably in the Germany segment
In order to compensate for falling demand for its services notably in the Germany segment, the Bank has adopted an additional, broad raft of cost-cutting measures, which will have a major impact in the future. The program envisages further branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units. The related restructuring expense is included in the statement of income for 2002.

2. STATEMENT OF INCOME

	2002 € millions	2001 € millions	Change € millions	Change in %
Net interest income	4,301	3,463	+ 838	+ 24.2
Net commission income	945	1,028	– 83	– 8.1
Net income from financial operations	450	328	+ 122	+ 37.3
Administrative expenses	3,378	3,538	– 160	– 4.5
Personnel expense	1,680	1,782	– 102	– 5.7
Other administrative expenses[1]	1,698	1,756	– 58	– 3.4
Other operating income less other operating expenses	159	547	– 388	– 71.0
Operating result before risk provision	**2,477**	**1,828**	**+ 649**	**+ 35.5**
Risk provision	2,271	877	+1,394	>+100.0
Operating result	**206**	**951**	**– 745**	**– 78.3**
Other income less other expenses	121	(64)	+ 185	>+100.0
Amortization of goodwill	246	—	+ 246	>+100.0
Pre-tax income	**81**	**887**	**– 806**	**– 90.9**
Taxes	81	330	– 249	– 75.5
Net income for the year	**—**	**557**	**– 557**	**– 100.0**
Transfers to retained earnings	—	100	– 100	–100.0
Profit available for distribution	**—**	**457**	**– 457**	**– 100.0**

[1] Including standard depreciation on property, plant and equipment

Net interest

Net interest income soared 24.2%, to €4,301 million, over the prior year value. The main contributing factors were higher income from the Bank's participating interests, notably the special dividends paid by VI-Industrie-Beteiligungsgesellschaft mbH, HI-Vermögensverwaltungsgesellschaft mbH, and HVB Gesellschaft für Gebäude mbH & Co KG. Adjusted for non-recurring items this year and last, net interest income declined 5.1%. This can be attributed primarily to lower ongoing dividend payments from participating interests, a further narrowing of interest margins, the effects of exchange rates when translating the results of the Bank's international offices, and the decline in risk assets.

Net commission income

At €945 million, net commission income is down 8.1% on last year, depressed by lower revenues from securities and depository business resulting from the continued slide on the international stockmarkets and the complete standstill of IPOs. At the same time, revenues from agency operations, which include the revenues from the Bank's strategic partnership with the Munich Re Group, rose again.

Net income on financial operations

Despite weak markets, net income on financial operations climbed 37.3% over last year, to total €450 million. Some 85% of this rise can be attributed to interest- and currency-related operations.

Administrative expenses

Administrative expenses fell 4.5% from last year's level to reach €3,378 million. This total includes a restructuring provision charged to administrative expenses of €259 million created in 2002 for rental deposits, disassembly costs and the like for rented properties no longer required, and payments relating to severance payments and part-time working pre-retirement. Without this provision, administrative expenses declined 11.8%. Total administrative expenses include €1,680 million for personnel expense, 5.7% down on last year. The fall results primarily from lower bonus payments, synergy effects from the completed integration of Bank Austria's former international offices, and the lower additions to pension provisions for a declining number of employees. Other administrative expenses, including depreciation on property, plant and equipment, totaled €1,698 million, down 3.4% on 2001.

The cost-income ratio improved to 57.7% from 65.9% in 2001 on the back of a 9.1% rise in total operating income assisted, among other things, by the listed non-recurring items in net interest income and the decline in administrative expenses.

Other operating income less other operating expenses

The merger of a financial company used to hedge part of the Bank's strategic shareholdings and conduct short-term money dealings gave rise to a gain of €217 million. This amount is carried in other operating income less other operating expenses totaling €159 million. A gain of €555 million was realized on a similar transaction last year.

Risk provisions

The economic downturn coupled with a sharp rise in bankruptcies in Germany has badly affected HVB as an institution with particularly strong lending operations. Consequently, the Bank more than doubled its loan-loss provisions, from €934 million last year to €2,323 million this year.

Net income from securities held for liquidity purposes totaled €52 million, down from €57 million in 2001.

Operating result

The Bank recorded an operating result of €206 million in 2002. This amount is 78.3% less than the prior year total, primarily due to the high level of risk provisions.

Other income and expenses

The balance of other income and expenses results in gains of €121 million after losses of €64 million in 2001. The total benefited among other things from gains on the disposal of subsidiaries (Westfälische Hypothekenbank Aktiengesellschaft and Württembergische Hypothekenbank Aktiengesellschaft to other Group companies, and Bayerische Immobilien-Leasing GmbH & Co. KG) and participating interests (Deutsche Börse AG, Verno Vermögensverwaltungsgesellschaft mbH). The Bank took write-downs of €478 million on its portfolio of shareholdings in 2002. Also carried under this item are losses transferred, which totaled €207 million.

Amortization of goodwill

The goodwill shown under intangible assets in 2001 has, at an amount of €246 million, been amortized in full.

Taxes

Taxes on income declined in line with results, from €311 million to €77 million. Other taxes totaled €4 million.

Net income for the year

All in all, the Bank managed to break even in a difficult year, despite the high level of risk provisions. Thus there is no leeway to strengthen reserves or to pay a dividend.

3. BALANCE SHEET

Development of volume

HVB's total assets at December 31, 2002 amounted to €343.1 billion, down 9.3% on the prior year. The decline results primarily from placements with, and loans and advances to other banks and customers, and securities.

The Bank's lending volume (loans to banks and customers, including contingent liabilities) declined 2.4%, to €237.8 billion, of which €20.5 billion (down 7.2%) relates to municipal loans and €110.2 billion (down 1.1%) to mortgage loans. In mortgage loan operations, the proportion of residential loans rose from 72.4% to 73.1%, while the proportion of loans to trade and industry fell accordingly, from 27.6% to 26.9%.

The Bank reduced its holdings of debt securities and other fixed-income securities 14.7%, to €56.2 billion, while increasing equity securities and other variable-yield securities 20.3%, to €10.6 billion.

Participating interests and shares in affiliated companies fell from €16.4 billion to €14.5 billion. The decline can be attributed primarily to the merger of a financial company.

Funding

Funding was adjusted to reflect the lower volume of lending. To do this, the Bank primarily reduced amounts owed to other depositors (down 10.5%) and liabilities evidenced by paper (down 23.8%), whereas it expanded amounts owed to other banks 9.8%.

Risk assets and market risk positions compliant with BIS rules

HVB's risk assets compliant with the Capital Accord published by the Basel Committee on Banking Supervision declined 6.1% in 2002, to €202.7 billion. The market risk positions totaled €1.6 billion after €2.4 billion in 2001.

Core capital and equity funds compliant with the German Banking Act

During the year under review, the Bank's core capital in accordance with approved financial statements rose 2.5%, to €17.9 billion. Equity funds, which includes both liable equity of €25.4 billion and tier III capital of €1.0 billion, declined 8.7%, to €26.4 billion, due to rapidly declining revaluation reserves. The core capital ratio totaled 9.3% after 8.9% last year, while the equity funds ratio fell from 12.6% in 2001 to 12.1%.

Liquidity

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio value is at least 1.0. At HVB, the figure averaged 1.2 in 2002.

4. BANK OFFICES

HVB maintained 529 bank offices at year-end. The Bank's domestic network contracted to 504 offices, a fall of 19. Outside Germany, the Bank opened new representative offices in Istanbul and Abu Dhabi.

5. EVENTS AFTER DECEMBER 31, 2002

The planned transfer of the Bank's commercial real estate finance business to the new Hypo Real Estate Group and the subsequent spin-off from HVB Group is outlined in the section entitled "Transforming HVB Group" in the Annual Review section of HVB Group's Annual Report. It will also be described in more detail in the spin-off report to be published at a later date. In the run-up to this move, in 2002 the Bank contributed the shares it previously held in Württembergische Hypothekenbank, Westfälische Hypothekenbank, HVB REC London, HVB REC France, HVB REC Italia, and PBI Beteiligungsgesellschaft to intermediate holding companies. Following the voluntary acquisition offer in the fall of 2002 and further purchases, the Bank held 96.9% of the shares in HVB Real Estate Bank AG by year-end. A squeeze-out is currently being prepared to enable the Bank to acquire the remaining shares. Potential risks inherent in the existing portfolio of HVB Real Estate Bank AG are covered by the Bank up to a maximum amount of €590 million. At the end of January 2003, the Bank issued a guarantee for this amount, which is effective for fiscal 2003 and 2004. The Bank's shareholders will consider a resolution regarding the spin-off at the Annual General Meeting of Shareholders on May 14, 2003.

OFFICES BY REGION

	2001	Additions New openings	Reductions Closures	Reductions Consolidations	2002
Germany					
Baden-Württemberg	24	—	—	—	24
Bavaria	392	—	4	8	380
Berlin	9	—	—	2	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hesse	12	—	—	2	10
Lower Saxony	—	—	—	—	—
Mecklenburg-Western Pomerania	—	—	—	—	—
North Rhine-Westphalia	21	1	1	—	21
Rhineland-Palatinate	22	—	—	—	22
Saarland	10	—	1	—	9
Saxony	10	—	—	—	10
Saxony-Anhalt	6	—	—	—	6
Schleswig-Holstein	—	—	—	—	—
Thuringia	9	—	1	1	7
Total domestic	**523**	**1**	**7**	**13**	**504**
Other regions					
Europe	7	—	—	—	7
Americas	5	—	—	—	5
Asia	9	2	—	—	11
Africa	1	—	—	—	1
Australia	1	—	—	—	1
Total international	**23**	**2**	**—**	**—**	**25**
Total	**546**	**3**	**7**	**13**	**529**

6 OUTLOOK

The forecasts relating to the future development of HVB represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not envisageable – as discussed in the Risk Report – it is possible that actual results will differ from those currently projected. The general economic outlook for 2003 underlying the Bank's planning processes is explained in detail in the section entitled "Outlook" in the Annual Review part of the Annual Report for HVB Group.

The Bank expects its future performance to be heavily affected by two major factors during the year: the persistently bleak economic outlook that will continue to hit the banking business in 2003; and the planned spin-off of the commercial real estate finance business together with the 2003 transformation program.

The prime objectives for 2003 are to bolster the Bank's capital base and operating performance. The aim is to raise the Bank's core capital ratio in the corporate group toward 7% by year-end. The main means to achieve this aim will include cutting approximately €100 billion from risk assets, of which €57 billion relates to the spin-off of the commercial real estate finance business and approximately €40 billion to securitization, a reduction in lending operations in the Americas and Asia, portfolio sales, and sales of holdings with no strategic or operational value added. These measures are also intended to reinforce the Bank's rating on international capital markets and thus to facilitate its funding options.

Moreover, priority will be given in 2003 to building the foundation for greater profitability over the long run. In the medium term, the Bank is looking to achieve a return on equity after taxes and before amortization of goodwill in excess of 10% in the corporate group. A significant improvement in the operating result should already be recorded in 2003.

HVB is looking to increase total operating income slightly in 2003 compared with last year, without non-recurring items. Net interest income will be depressed by the spin-off of the commercial real estate finance business and the planned reduction in other risk assets. For the remaining volume, better margins on the lending side should more than compensate for higher funding costs. Neither net commission income nor trading profit will be greatly affected by the spin-off of the commercial real estate finance business or the 2003 transformation program. Securities operations are projected to pick up again compared with 2002, which would have positive effects on net commission income. Trading profit should benefit more than last year from the Bank's integrated capital-market and customer approach and should increase sharply.

The cost-cutting measures initiated last year will take full effect for the first time in 2003. In addition, restructuring and redimensioning are expected to yield considerable benefits. All in all, the Bank expects administrative expenses to decline to less than €3 billion.

The Bank expects to be in a position to tangibly reduce its loan-loss provisions, which should fall well below the prior year level.

In the items below the operating result, the non-recurring expense arising from amortization of goodwill in 2002 will not feature again this year.

2003 will be a year of transition, dominated by efforts to enhance the Bank's capital base and profitability. The full impact of the measures initiated at the start of the year will not yet be felt in the results for 2003. All in all, given the projected developments described here, the Bank expects to be able to report net income at year-end of around the same level as last year, which should be viewed as a greater achievement in terms of quality, on account of the significant non-recurring items in 2002.

Risk Report

1. GROUPWIDE RISK CONTROL AND RISK MANAGEMENT

HVB Group has had a Groupwide system of risk control and risk management in place for several years. It is fully integrated into our internal processes for planning, management and control.

The controlled assessment of risk represents a key element for success and an ability to compete, especially under the difficult and uncertain market conditions experienced in the year under review, which are likely to continue in the foreseeable future.

Chief Risk Officer

At the beginning of 2002, we combined risk control and cross-segment risk management under the leadership of the Chief Risk Officer. Here, our Group Corporate Centers perform the core functions of identification, analysis and assessment of risk as well as ongoing control and management.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group, and on the basis of this function, he also initiates measures to optimize the loan portfolio and ease pressure on capital utilization. He defines standards for credit policies/processes, credit portfolio management and pricing, and is involved in developing and implementing methods for measuring credit risks. In addition, the Group Credit Risk Manager exercises functional authority over the entire credit organization and heads the organization of senior risk managers as their line supervisor.

Senior risk managers are primarily assigned to specific industries, but they can also specialize in products or regions. This specialist knowledge ensures good quality in our credit decisions. In addition to preparing and making credit decisions for loans in excess of a specific volume, the senior risk managers develop portfolio strategies for industries, products and countries.

Powers for the credit decision process are delegated in part to the credit organizations within the various business segments.

Group Market Risk
The Group Market Risk unit is responsible for the Group-wide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Market Risk include asset/liability management, balance sheet structure management, measures to manage regulatory capital and to optimize the utilization and allocation of market risk.

The measures implemented in connection with this functions serve to support the Bank's rating and return targets.

Risk Control
Risk Control ensures Groupwide record-keeping on HVB Group's risk situation and uniform assessment and quantitative evaluation of risks.

Its primary tasks and powers are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks; and reporting to the Group Board. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards and the corresponding statutory and regulatory requirements.

Local risk control units operate in all foreign branches over which the Group Corporate Center exercises functional authority.

Group Audit
As an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the Bank's internal audit function. It additionally acts in various layers for Group subsidiaries.

In January 2000, the German Federal Banking Supervisory Office (since renamed the Federal Financial Supervisory Authority) issued new minimum standards (MaI) to be followed by the internal audit function of financial institutions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all the processes subject to especially high levels of risk must be audited at least once a year.

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner on the basis of a risk and control assessment process (RCA). The risk value calculated in this way serves as a basis for assigning an audit interval. The RCA is updated regularly. If significant changes occur, it is adjusted.

Annual review

A summary is prepared to provide the Group Board with an overview of essential auditing findings and their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.


Chief Risk Officer
(CRO)
Group Credit Risk
Management
–Credit portfolio management
–Credit policy and processes
–Senior risk manager
organization
Group Market Risk
–Liquidity management
–Funding
–Asset/liability management
Risk Control
–Methods, models and
processes
–Operational risk control

2. OVERALL BANK MANAGEMENT

Return-oriented capital management

The main focus of our capital market-oriented management concept is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield a certain return, which is derived from the expectations of the capital markets and is expected to be earned by the Bank's business units. Meeting (or exceeding) these return expectations and the changes they undergo in the course of time comprise the so-called value contribution, a vital management parameter for the entire corporate group.

Allocation of capital resources

a) Used core capital

The amount of regulatory capital required to back the operations of the individual business segments and departments is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by the German Banking Act, but a rate of 6.2%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

At HVB Group we distinguish the following types of risk:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a consistent value-at-risk approach under which potential unexpected losses are measured to a 99% confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period. The required risk capital for the business segments and their departments is determined as part of the annual planning process in close cooperation between Risk Control and the individual business units. After approval by the Group Board, the amounts of capital are anchored in the controlling and reporting instruments.


Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, but do not manage it by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Overall risk capital

We aggregate the overall risks, allowing for risk-reducing portfolio effects (diversification effects) to compute the overall risk capital. In the year under review, this was significantly reduced by €4.4 billion to approximately €5.1 billion. The decline resulted almost entirely from risks arising from the Bank's shareholdings/financial investments. This especially reflects the huge decline in prices of our shareholdings in Allianz and Munich Re in 2002. As a result, unexpected losses are now calculated on the basis of much lower share prices, so that the risk capital is correspondingly reduced. The decline in risk capital requirements for market risks is the result of deliberate restraint in taking on positions in the volatile market environment.

The overall risk capital is regularly measured against the capital cushion available to cover risks. This capital cushion consists principally of equity funds, price and property reserves and average retained earnings. With the capital cushion to cover risks equaling €28.4 billion at the end of the year, the utilization of the capital cushion was approximately only one-fifth.

RISK CAPITAL AFTER PORTFOLIO EFFECTS*

Broken down by risk type	2002 € millions	2001 € millions	2002 in %	2001 in %
Market risk	171	257	3.3	2.7
Credit risk	978	919	19.1	9.6
Business risk	320	378	6.3	3.9
Operational risk	340	363	6.6	3.8
Risks arising from the Bank's own real estate portfolio	—	—	—	—
Risks arising from the Bank's shareholdings/financial investments	3,313	7,649	64.7	80.0
Total	**5,122**	**9,566**	**100.0**	**100.0**

Broken down by business segment	2002 € millions	2001 € millions	2002 in %	2001 in %
Germany	893	914	17.4	9.6
Corporates & Markets	901	964	17.6	10.0
Real Estate Workout	15	39	0.3	0.4
Other (corporate shareholdings/financial investments not allocated to the business segments)	3,313	7,649	64.7	80.0
Total	**5,122**	**9,566**	**100.0**	**100.0**

*Shown in accordance with the Bank's structure as of 2003

Capital management in line with statutory capital rules

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values:

Capital adequacy ratios

- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets);
- equity funds ratio (ratio of equity funds to the sum of risk assets and market risk positions weighted by a factor of 12.5).

We take the volatility of the risks calculated for meeting regulatory standards and that of the Bank's capital itself (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions) into account when budgeting the three above-mentioned ratios.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- In addition to a three-year plan of our ratios compliant with Principle I of the German bank regulatory requirements and BIS rules, we also prepare a rolling eight-quarter plan to provide an interim forecast for our BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROLLING

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the annual financial statements

Loan default risk

Loan default risk is defined as the potential losses arising from commercial lending operations. We created a total loan-loss provision of €2,480 million for these risks in 2002. Of this amount, €1,557 million relates to the Germany business segment and €631 to the Corporates & Markets business segment. (The loan-loss provisions shown in the statement of income, including reversals of country-specific provisions, amounts to €2,323 million.)

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2002, we succeeded in reducing the total portfolio volume in this area by €1.5 billion, from €5.7 billion to €4.2 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €1.4 billion, corresponding to a provision rate of around 34%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks decreased during 2002 compared to the prior year as a result of improved credit ratings, particularly in Russia's case, the reallocation to loan default risks, and the further reduction in the total portfolio volume. The high risk loan volume decreased €266 million in the year under review to €68 million.

The total volume of the Bank's country risk provisions decreased from €225 million to €62 million, primarily due to net reversals.

Risk provisions Counting for write-offs taken on the lending portfolio equal to €1.6 billion, the total volume of risk provisions, including provisions for losses on loans and advances, increased €0.7 billion to €7.6 billion in 2002. With these steps, we have adequately provided for all known risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk Counterparty risk is defined as the potential losses arising from the default or deterioration of the credit rating of a counterparty with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes and other derivatives, outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management, or to manage credit risk in the case of credit derivatives.

At year-end 2002, the notional amounts of derivative transactions totaled approximately €1,761 billion.

Of the total volume of derivatives, €1,495.4 billion (84.9%) relates to interest rate derivatives, €207.1 billion (11.8%) to foreign exchange derivatives, and €58.0 billion (3.3%) to equity/index derivatives.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.3% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €43.5 billion, or 2.5% of the total notional volume outstanding, at the end of 2002. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €30.4 billion at the end of 2002. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2002, this effect amounted to approximately €1.4 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €11.7 billion.

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 93.2% (2001: 92.5%) of counterparty risk before netting.

Credit derivatives The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes.

In a departure from our approach in the 2001 financial statements, for the first time we no longer show netted market values of credit derivatives. Instead we show the positive market values as gross replacement values of the credit derivative transactions. To ensure improved comparability, we have adjusted the prior year's values at December 31, 2001 accordingly.

DERIVATIVES VOLUME

€ millions	Notional amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2002	2001	2002	2001
Interest rate derivatives	**595,308**	**539,253**	**360,829**	**1,495,390**	**1,428,617**	**33,609**	**18,821**
OTC products							
FRAS	59,755	972	—	60,727	76,958	132	121
Single currency swaps	372,984	464,858	339,923	1,177,765	1,075,916	32,170	17,872
Interest rate options							
– purchased	27,891	30,544	10,335	68,770	64,353	1,305	825
– written	23,701	36,206	10,571	70,478	71,222	—	—
Other interest rate derivatives	1,711	42	—	1,753	3,990	2	3
Exchange-traded products							
Interest rate futures	56,877	4,724	—	61,601	80,579	—	—
Interest rate options	52,389	1,907	—	54,296	55,599	—	—
Foreign exchange derivatives	**167,678**	**31,588**	**7,875**	**207,141**	**229,464**	**5,524**	**5,501**
OTC products							
Foreign exchange forwards[1]	149,300	10,334	370	160,004	185,324	4,457	3,793
Cross-currency swaps	7,024	19,745	7,277	34,046	37,100	877	1,620
Foreign exchange options[1]							
– purchased	5,859	1,069	139	7,067	3,481	190	88
– written	5,495	440	89	6,024	3,559	—	—
Other foreign exchange contracts[1]	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index derivatives	**16,018**	**36,274**	**5,754**	**58,046**	**46,516**	**4,318**	**2,671**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	3,104	12,643	2,523	18,270	17,078	4,042	2,225
– written	3,606	14,125	2,790	20,521	15,528	—	—
Other equity/index derivatives	3,184	3,180	441	6,805	10,768	276	446
Exchange-traded products							
Equity/index futures	1,492	—	—	1,492	1,533	—	—
Equity/index options	4,632	6,326	—	10,958	1,609	—	—
Other transactions[2]	**31**	**31**	—	**62**	—	**2**	—
Total	**779,035**	**607,146**	**374,458**	**1,760,639**	**1,704,597**	**43,453**	**26,993**

[1] including gold
[2] excluding gold

COUNTERPARTY TYPE

	Counterparty risk			
	2002	2001	2002	2001
	€ millions	€ millions	Structure in %	Structure in %
OECD central governments (and central banks)	298	354	0.7	1.3
OECD banks	38,218	21,750	87.9	80.5
OECD financial institutions	1,981	2,875	4.6	10.7
Non-OECD central governments (and central banks)	28	10	0.1	0.0
Non-OECD banks	325	292	0.7	1.1
Non-OECD financial institutions	—	48	0.0	0.2
Other companies and private individuals	2,603	1,664	6.0	6.2
Total	**43,453**	**26,993**	**100.0**	**100.0**

CREDIT DERIVATIVES

€ millions	Contract volume					Positive market values	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2002	2001	2002	2001
Banking book	**1,134**	**956**	**16,381**	**18,471**	**8,058**	**81**	**968**
Protection buyer							
Credit default swaps	1,104	837	13,884	15,825	5,530	61	24
Total return swaps	—	—	2,000	2,000	2,333	1	944
Credit-linked notes	30	30	354	414	27	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	—	89	124	213	168	—	—
Total return swaps	—	—	—	—	—	—	—
Credit-linked notes	—	—	19	19	—	19	—
Other	—	—	—	—	—	—	—
Trading book	**2,779**	**14,477**	**2,138**	**19,394**	**11,483**	**755**	**155**
Protection buyer							
Credit default swaps	836	7,542	384	8,762	5,414	321	120
Total return swaps	360	26	419	805	825	116	20
Credit-linked notes	—	31	466	497	979	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	1,088	6,339	241	7,668	4,265	50	15
Total return swaps	495	482	424	1,401	—	8	—
Credit-linked notes	—	57	204	261	—	260	—
Other	—	—	—	—	—	—	—
Total	**3,913**	**15,433**	**18,519**	**37,865**	**19,541**	**836**	**1,123**

REFERENCE ASSETS

€ millions	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2002	Total 2001
Public bonds	1,115	79	37	—	1,231	1,805
Corporate bonds	17,831	1,732	627	—	20,190	12,178
Equity	191	—	—	—	191	2,560
Other	13,331	2,395	527	—	16,253	2,998
Total	**32,468**	**4,206**	**1,191**	**—**	**37,865**	**19,541**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers as well as compatible procedures, systems and processes.

Credit policies

The general credit policy of HVB Group defines standards for the credit organization applicable for the entire corporate group, the key material credit rules and the core elements of the credit process. Within the terms of these general guidelines, the heads of the business segments define Groupwide credit risk strategies. This general credit policy is supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization or the statutory framework.

Strategic Group Credit Committee

In the year under review we established the so-called Strategic Group Credit Committee. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments and from Risk Control. It conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes and procedures applied to the risk management of our loan portfolio, which should be included in our credit policies.

Regulatory developments

In addition to the continuing consultations on the new Basel 2 accord, a key concern for all banks operating in Germany were the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). This is a regulatory document from the German banking supervision authorities that defines minimum quality standards, particularly with regard to the organization and processes associated with the lending business. They include the formulation of a credit risk strategy by the Board of Managing Directors, the organizational separation of the two areas, "market" (i.e. sales) and "market back-up" (independent voting and risk monitoring) as well as standards for defining credit processes and reporting.

The final version of MaK was published in December 2002. It must be implemented by the banking institutions by mid-2004. An extended implementation deadline until the end of 2005 applies to any necessary changes to IT systems.

Implementation of Basel 2

By contrast, the Basel accord is primarily concerned with procedures and parameters for determining regulatory capital requirements. A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjusted management, in line with the approach already established within the Bank through our internal portfolio management instruments.

To ensure efficient management of all Basel 2 activities, we established a project structure at the Bank at an early stage. This structure is divided into subprojects "credit risk", "operational risk" and "market risk" (interest rate risk in the banking book) in accordance with the risk types addressed in the accord. Essential aspects of the subprojects are discussed in detail in the corresponding sections of this risk report.

Quantitative Impact Study

The credit risk subproject focused on the development of functional concepts for fine-tuning procedures, systems and processes in accordance with the Basel standards, and on the development of a comprehensive data pool. In addition, we participated in the Quantitative Impact Study (QIS) 3.0 of the Basel Committee and Deutsche Bundesbank. The aim of the study was to identify the core data and the resulting capital requirements for loan default risks when applying all of the Basel approaches.

Based on the analyzed portfolio, it was evident that the application of the current regulations for advanced (i.e. risk-sensitive) approaches (IRB approaches) could yield benefits for us in the form of lower capital requirements.

Our goal is to implement the most sophisticated approach for credit risks. This is known as the IRB advanced approach (IRB = internal rating-based). Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model comprise a good basis for achieving this goal (see the section on the internal credit risk model in the Risk Report).

Credit analysis

Both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the context of the Basel 2 project activities, we are currently carrying out an additional quality study of the scoring and rating procedures. The goal is to further enhance the already excellent ability of our credit analysis instruments to distinguish risk levels. We are also striving to achieve greater flexibility in the technological platform on which our scoring and rating procedures are currently implemented.

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the Bank's global loan book default and counterparty exposures. This self-developed model presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk, broken down by business segment, rating class and industry sector.

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY BUSINESS SEGMENT*

Business segment	Expected loss		Value-at-risk	
	in %	in %	in %	in %
	2002	2001	2002	2001
Germany	56.7	74.1	41.2	67.0
Corporates & Markets	42.0	23.0	57.5	29.5
Real Estate Workout	0.8	1.9	0.3	1.4
Other	0.5	1.0	1.0	2.1
Total	*100.0*	*100.0*	*100.0*	*100.0*

* New business segment structure effective as of 2003

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY RATING CLASS

Rating class	Expected loss		Value-at-risk	
	in %	in %	in %	in %
	2002	2001	2002	2001
Rating 1	0.3	0.5	0.8	2.0
Rating 2	0.9	1.4	2.0	3.5
Rating 3	3.3	2.9	8.1	6.0
Rating 4	24.6	28.3	37.9	37.4
Rating 5	12.9	11.4	13.6	14.8
Rating 6	15.7	18.0	12.8	16.4
Rating 7	17.8	13.2	14.3	8.6
Rating 8	24.5	24.3	10.5	11.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY INDUSTRY SECTOR

Industry sector	Expected loss in % 2002	Expected loss in % 2001	Value-at-risk in % 2002	Value-at-risk in % 2001
Retail customers	22.9	27.1	6.2	9.5
Residential property companies, real estate investors, property funds	16.2	10.9	26.8	17.2
Property developers – commercial	9.4	11.0	11.4	14.9
Utilities	8.3	4.9	6.7	4.8
Other financial services providers	4.9	3.5	8.6	4.8
Trades	4.0	4.9	3.7	5.6
Communications	4.0	2.0	2.8	2.0
Services: business-related	3.9	3.4	3.9	3.3
Mechanical engineering	2.9	1.8	5.2	2.3
Aerospace	2.2	2.5	2.0	2.3
Health	2.1	2.8	1.9	2.8
Movable equipment leasing	2.1	0.5	2.3	0.7
Food	2.0	2.5	2.0	2.8
Vehicles	1.8	2.0	2.1	2.8
Consumer goods, textiles (durable)	1.6	1.5	1.3	1.7
Consumer goods, textiles (non-durable)	1.3	2.0	1.3	2.3
Mineral oil	1.3	0.8	1.4	1.3
Steel	1.1	1.3	1.5	1.9
Transport, logistics	1.1	1.6	1.2	1.7
Chemical	1.0	1.3	1.1	1.7
Personal services (leisure, hospitality)	1.0	1.3	0.8	1.0
Banks	0.8	1.1	1.2	1.9
Paper	0.6	0.8	0.8	0.8
Electrical	0.6	1.4	0.8	1.9
Public authorities, not-for-profit organizations	0.6	1.3	0.7	1.5
Publishers, media	0.6	3.0	0.5	3.5
Software	0.5	0.7	0.4	0.8
Personal services (general)	0.4	1.0	0.4	0.9
Real estate leasing companies	0.2	0.2	0.4	0.4
Insurance	0.2	0.2	0.2	0.2
Printing	0.2	0.2	0.1	0.2
Recycling, waste management	0.1	0.3	0.2	0.3
Hardware	0.1	0.2	0.1	0.2
Total	**100.0**	**100.0**	**100.0**	**100.0**

Year-on-year development of risk The decline in the percentage share of the Germany business segment in the overall expected losses and value-at-risk is a consequence of a decline in the loan volume. The share of the Corporates & Markets business segment increased as a result of an even more conservative application of undrawn credit facilities in the calculation of risk as well as the deterioration of customers' credit ratings.

The rigorous continuation, in the year under review, of measures to streamline our exposures was again reflected in a significant reduction in the percentage share contributed by the Real Estate Workout division to the total risk.

A breakdown of our portfolio structure by credit rating shows the effects of the world-wide economic slowdown. Our sensitive credit rating processes reacted to the deteriorating business situation and increased default probability of some of our customers by assigning lower ratings (decreases in classes 4 and 6 accompanied by increases in classes 5 and 7).

The distribution of credit risk by industry sector shows an increase in the share of a small number of critical sectors such as residential property companies and utilities, accompanied, however, by a stable trend in the remaining industry sectors.

Country risk HVB's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from credit and treasury transactions, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-income securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

At HVB, we measure country risk mainly through the use of short-term and medium-term country ratings. Using data histories extending back many years, these rating processes were developed to reflect the likelihood of a country default event (restriction on transfers of funds or similar events) and expected loss quotas in case of a country default.

The country ratings are made up of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by the Bank's independent economic research group. Each rating class is assigned an empirical default probability.

Along with the default probability and the loss quota, the measurement of country risk takes into account the structure of transactions.

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks. Particular importance is paid here to the inclusion of portfolio effects. Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, our internal management of country risk is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements through our implemented concept for evaluating country risk.

The limitation of risks (value-at-risk limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, units responsible for country risk management work with volume limits per country (broken down by product risk group). There is a close link between limits for risks and volumes.

Limit systems As a key element of our risk control and management program, we employ limit systems in all relevant units to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control monitors limit compliance for counterparty, issuer and country risk.

To monitor counterparty and issuer risk we employ worldwide limit systems with online access at all important locations engaging in treasury transactions. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new treasury transaction is immediately entered and applied to the corresponding limit.

For counterparty risks, the applicable amount is referred to as an exposure or credit equivalent. This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the life of the transaction calculated on the basis of a 99% confidence interval. For many transaction types, the exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management

The task of Group Credit Portfolio Management is to work with the credit portfolio management units in the business segments to enhance the risk-return profile of the Bank's portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract cluster risks identified at the level of the Bank as a whole.

Group Credit Portfolio Management employs the following methods:
- analysis of the risk/return structure of the Bank's portfolio as a whole, including forward-looking scenarios and stress-tests,
- setting and regularly adjusting prices to reflect risks and the market environment, and
- active portfolio management by initiating capital market activities.

Risk-oriented and market-oriented pricing

To optimize the loan portfolio and hence enhance the profitability of our lending business, the Bank applies a pricing methodology with a clear orientation toward the risk/opportunity ratio. In the credit margin it includes not only the customer's internal rating along with all relevant costs and risks, but also the necessary regulatory and economic capital. This differentiated pricing approach is applied in all areas and is an integral component in all credit decisions.

Outlook for 2003

In 2003 we will continue with our intensive project activities for the implementation of the new Basel accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk controlling, as well as the adjustment of our core calculations in line with the results of the consultation phase. In addition, it is vital to ensure that the Bank fully and punctually meets all the Minimum Requirements for the Lending Activities of Financial Institutions (MaK).

Our credit portfolio management aims to increase the fungibility of our loan portfolio through intensified active utilization of the capital markets. In the future our credit margin for lending transactions will be oriented even more closely toward comparable prices on the capital markets. In addition, it is our goal to further reduce risk concentrations in the case of individual customers and at the portfolio level through decisive management of cluster risks.

b) Liquidity risk

The rules and principles of our Groupwide liquidity management are set down in a Group Liquidity Policy passed by the Group Board. Integral components are the limitation of liquidity risks through limits and through management precautions and measures in case of liquidity squeezes.

The standards for short-term and long-term liquidity are produced by Group Asset Liability Management. Adherence to these standards is subject to regular monitoring. We have established efficient structures and processes to ensure that we have adequate liquidity at all times, even in liquidity stress situations. A committee of the Board of Managing Directors is regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Short-term liquidity risk is controlled using centrally defined limits. Day-to-day liquidity management is performed within these limits both by our Group Clearing Office in Munich and by local units in the corresponding foreign branches.

Liquidity limits

Liquidity reports that are updated daily comprise the basis of our limit system. They show the short-term maturity structure and the portfolios in highly liquid securities and securities eligible as collateral for central bank borrowings held by the various units. Extremely conservative standards are applied when evaluating liquidity and setting limits. For instance, no rollovers are assumed for unsecured money market liabilities, and conservative collateral discounts are applied to realizable securities held to compensate for unexpected liquidity squeezes. The liquidity limits are reviewed regularly and adapted both to the prevailing market conditions and in response to Bank-specific factors.

Realizable assets

We maintain extensive liquid asset reserves that are available at short notice for liquidity management purposes and can serve to compensate for liquidity shortages in order to avoid liquidity squeezes. We conduct regular checks of the adequacy of the available liquid assets. For short-term liquidity management alone and for payment and clearing activities, the responsible units have at their disposal an average of €10 billion in securities eligible as collateral for central bank borrowings. These securities can be converted to cash at any time.

Liquidity structure

Our balanced structure of maturing assets and liabilities as well as the appropriate volume of liquid securities on hand are also reflected in the corresponding key ratios for the Liquidity Principle II. As defined under the regulatory principles, the funds available to the Bank exceeded its payment obligations for the following month by an average of €17 billion.

Funding risk

Thanks to a strategy of broad diversification into various markets, customer groups, and products, we enjoy the

Broad funding basis

advantages of a broad funding basis. Coupled with our product placement capabilities, this provides us with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. Our funding needs for 2002 were fully covered well before the end of the year. With their high credit quality and liquidity, our Pfandbrief mortgage bonds remained, as in past years, the most important funding instrument.

Funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The targets for ensuring an appropriate funding structure are implemented in our Group Funding Management and optimized in accordance with cost considerations. An up-do-date overview of the funding situation is achieved through a monthly analysis of trends in the maturity structure coupled with the ongoing evaluation of planned vs. actual volumes and terms of capital market funding.

The goal of our funding activities is to expand the stable sources of financing, including customer deposits in the retail segment. In addition, we have initiated measures in connection with our balance sheet structure in order to reduce our funding requirements. In this context we also continually gain access to new funding opportunities through innovative securitization transactions.

Although it has become increasingly difficult to refinance HVB through unsecured fixed-income instruments and commercial paper programs due to the downgrading of the Bank, we anticipated this situation within the framework of liquidity stress scenarios and covered our needs with long-term liquidity in good time. In addition, the Bank is making greater use of the repo-market for funding purposes.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress-tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and spread risk.

Throughout the Group, we calculate the market risk both for the trading book and for the risks stemming from the banking book. Management of daily cash flows in the commercial and mortgage banking business is handled by Group Asset Liability Management.

Quantification

The value-at-risk for market risk quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a certain holding period. We use a holding period of one day.

Our current system for measuring interest rate fluctuation risks in Munich and London is for the most part based on the technologically and methodologically superior Monte-Carlo simulation system (internal model). As a further risk approach, the risks associated with foreign exchange and equity products are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding correlation effects).

On an aggregate basis, we calculated the market risk of our trading positions for last year. These values are shown in the table below. The spread risks for securities are shown in the risks from interest rate positions.

MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

€ millions	Average 2002*	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001
Interest rate positions	58	55	63	53	62	78
Foreign exchange positions	12	10	13	13	12	17
Equity/index positions	28	24	39	27	22	13
Total	**98**	**89**	**115**	**93**	**96**	**108**

* arithmetic mean

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a very high estimate of our market risk. As we expand the internal model, the resulting inclusion of risk-reducing effects will lead to significantly lower risk values.

At year-end, the banking book contained market risks of €29 million (year-end 2001: €40 million; one-day holding period).

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress-tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of entire markets or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Group Board and may not be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the stress risks are monitored via a "traffic light" concept. In case of "red", risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2003

In 2003 our activities will focus on the continuing development of the internal model. The next step will be the inclusion of positions at the New York and Asian branches and the measurement of risks from equities, foreign exchange and credit spreads.

As we implement the requirements imposed by Basel 2 on the management and controlling of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

d) Operational risk

We define operational risk as the possibility of losses due to flawed internal processes, human error, technological

Definition

failures or external events. The definition we have selected corresponds to the description used by the BIS for the reform of capital adequacy guidelines (Basel 2). A supplementary categorization model affords – through the classification of risks and loss events – detailed insights into the individual risk profiles of our business segments and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Focus in 2002

A key concern in the year under review was the preparation of the BIS consultation paper on the capital coverage requirements for operational risk expected to come into force beginning in 2007, with the simultaneous implementation in EU and national legislation. Parallel to these efforts, development work continued on the management and control of operational risk installed during the previous years. We also expanded the methodical pooling of loss data.

As to the regulatory determination of capital adequacy in the Bank, we will implement at least the Standardized Approach with all related requirements. At the same time we plan to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized as one of the sophisticated approaches by Basel 2.

We are convinced that the ongoing measures and those planned for the years ahead will enable us to implement Basel 2 and the EU Directives in time, and that we will be in a position to realize additional internal benefits at an even earlier stage.

Measurement techniques

To quantify the operational value at risk, we employ the Loss Distribution Approach. The insurance industry has been using this method for some time to evaluate portions of the risks under consideration here. Basel 2 explicitly designates it as a quantitive element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte-Carlo simulation is used to calculate the value-at-risk figures. Our model takes into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value at risk is a historical value. However, because value at risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation of the operational value at risk as a present quality score.

The CSA is also used to analyze weak points and helps identify specific areas where measures are required. In this way, its use promotes continual improvement in the monitoring and process quality and consequently reduces risks and losses.

The value-at-risk figures for operational risk are an integral part of the risk capital allocated to each business segment.

OPERATIONAL RISK ORGANIZATIONAL MODEL


Board of Managing Directors
Operational Risk Committee
Organizational unit
Business segments
Service units
Group Corporate Center
--Legal
--Compliance
--Personal
Risk control
Group audit
Function
Responsibility for risk management
Operational Risk Manager
Bank-wide standards and guidelines
Risk control
Audit

Responsibility for managing operational risk, which means measures to reduce, avoid, or hedge risk, lies with the respective risk managers in the business segments and service divisions. The following items were highlighted in the year under review:

Business segments and service divisions
In the Germany business segment we took steps to optimize structures and processes in order to meet stricter regulatory standards (Securities Trading Act, Money Laundering Act). In addition, we established system-based consultation guides to ensure uniform consultation and processing in all areas and to extend the coverage of the quality management system (DIN ESO 9000) to a greater number of back office units.

We further enhanced the transfer security of transaction data for international payments by introducing a new SWIFT infrastructure.

To meet stricter legal standards and reporting obligations resulting from the events of September 11, 2001, we initiated a project intended to systematically and automatically identify financing flows or accounts with possible terrorist links.

Handling crises
We further improved our ability to handle crises by establishing crisis units, contingency plans, risk inventories, and independent organizational units for handling operational risks. Their effectiveness was demonstrated under crisis conditions, such as the severe flooding in August 2002.

The cross-segment project "Maintaining HVB Group Operations during disasters" was completed and integrated into the Bank's crisis management system. The crisis management system was documented in the Bank's crisis unit manual, and crisis unit rooms with disaster-proof communications and documentation are in place.

In payment transactions, we expanded the business continuity planning process and the contingency planning process.

IT risks
Along with numerous measures to avoid, reduce and hedge risk, we set up a separate support unit to improve risk management. We began work to establish a project risk management system. As an initial step, we introduced a procedure for evaluating risk associated with projects.

In the area of IT security, we focused particularly on investments and measures for the continuing development of the firewall environments, network security and virus protection.

Legal risks
New laws or ordinances, amendments to existing ones, changes in their interpretations by the courts or new court rulings may result in the risk of losses to the Bank. Our Group Legal Division is responsible for managing these legal risks. In fulfilling its Group Corporate Center function, it defines uniform, Groupwide standards for the management of legal risk and monitors compliance with them.

Significant developments in this area in 2002 included a number of new regulations affecting the banking industry such as the Contract Modernization Act, the Transparency and Disclosure Act, the fourth Financial Market Promotion Act and changes in the German Civil Code pertaining to doorstep transactions and real estate loans. We implemented all new statutory regulations within the specified deadlines and adapted, where necessary, the contracts we use accordingly. The same applies to the implementation of court decisions. For contracts subject to foreign law, we use standard contracts and, whenever necessary, we obtain expert legal opinions.

The Bank wishes to avoid litigation and seeks to resolve conflicts by mutual agreement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank, as in the past, in the vast majority of all the cases.

In the area of real estate finance, the German Supreme Court as from its April 9, 2002 ruling, abandoned its previous position on the cancellation of property loans entered into under circumstances defined in the European Doorstep Selling Directive. Citing the interpretation of the directive by the European Court of Justice, the court declared such cancellations for admissible. However, it also stressed in that decision, and on several occasions since then, that the cancellation of a property loan has no effect on the validity of the associated real estate purchase agreement. Consequently, cancelled loans will actually have very little economic impact on the Bank. The German Supreme Court concurs in this view. In a ruling of December 12, 2002, the court expressly stated that the cancellation of a loan agreement "is of little or no economic benefit" to the borrower.

In a ruling of November 26, 2002, the German Supreme Court nullified two resolutions of the Bank's general meeting of May 1999 (appointment of BDO as special auditor; appointment of KPMG as auditor of the 1999 financial statements). The ruling has mainly formal significance, improving the rights of small shareholders. Consequently, it does not have any material effect on the Bank itself. The special audit report was published in 1999, and thereby the proceedings have been closed. The annual financial statements for 1999 remain unchanged. This means in particular that the statements are not null and void, since any claim to that effect must be filed within six months of their being published.

Outlook for 2003

Priorities associated with operational risk in 2003 are the continuing activities in connection with the Basel 2 process and the implementation and Groupwide launch of projects associated with that process.

In addition, we intend to take further steps to develop our crisis management and to further improve the security of our buildings through uniform and effective security standards.

e) Business risk

Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious revenue losses, thereby diminishing the market value of a company. Business risk results from serious deterioration in the market environment (e.g. the collapse of securities commissions due to the weak stockmarkets) or unexpected changes in customer behavior or the competitive situation.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In view of the difficult market climate, the Bank has initiated numerous measures to make better use of earning opportunities and to make every effort to optimize cost structures.

f) Risks arising from the Bank's own real estate portfolio

At the end of 2001, the real estate holdings we owned at that time were transferred to our HVB Gesellschaft für Gebäude mbH & Co KG subsidiary. As a result, the Bank no longer carries real estate risk.

g) Risks arising from the Bank's shareholdings/financial investments

The methods applied to measuring the risks arising from our listed and unlisted shareholdings and financial investments are similar to those applied to equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in unlisted companies, we measure the volatility with reference to suitable sector indexes.

This overall risk position is strongly affected by our major financial holdings such as Allianz and Munich Re.

Planned/completed sales of shareholdings

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments. Sales of shareholdings carried out in 2002 were motivated by the decision to focus on our core business and the wish to reduce complexity and release the capital tied up in financial investments.

In our strategic portfolio, we sold our shareholdings in Banco Popular Hipotecario, Spain. In addition, we reached agreement on the sale of our minority stake in Banco BBA Creditanstalt, Brazil. In our financial investments portfolio, we sold almost all of our shares in E.ON AG and Deutsche Börse AG as well as a number of smaller industrial shareholdings.

The streamlining of our portfolio of shareholdings will remain a priority in our transformation program in 2003. The goal is to divest ourselves as far as possible of shareholdings without strategic or operational added value.

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best interest and may be difficult or impossible to reverse. It is not possible to collate and control strategic risk using quantitative methods. These types of risks are best handled by way of continuous monitoring of domestic and international markets, critical examination of the Bank's own strengths and weaknesses and by means of flexible, innovative action and reaction to market challenges.

Risk from overall economic trends

The Bank continues to operate within a tense economic climate. That means that the equity markets are not very likely to achieve a comprehensive recovery. In view of geo-political tension and its effects on the economies of the United States and Europe, company valuations may possibly suffer further reversals.

Another trend exerting a negative influence is the number of corporate bankruptcies being registered. There are indications that Germany may be heading toward a new record for business bankruptcies (projection for 2002: 38,000; forecast for 2003: 45,000). However, there is likely to be a shift in insolvency cases toward small and medium-sized enterprises, in contrast to the many bankruptcies of large corporations in 2002.

Structural change in the banking sector

The German banking sector continues to display a high degree of fragmentation and significant overcapacity. The generally unfavorable economic conditions have intensified the difficulties of German institutions to earn adequate returns. The dramatic rise in corporate bankruptcies has led to a sharp increase in risk provision rates. In terms of profitability and efficiency, the German institutions fell further behind their counterparts elsewhere in Europe in the year under review. Some banks reported losses for the fiscal year just ended. The need for consolidation and market restructuring is, given the fragmentation of the German banking sector (see chart showing market shares), becoming increasingly obvious. Nevertheless, we do not expect to see significant progress in the near future. The elimination of state guarantees for the public banking sector in 2005/2006 represents a first long-term step toward harmonization with the European marketplace.

Due to the uncertain earnings prospects, German banks will push ahead with the cost optimization efforts that many banks have already initiated. Also needed is a concentration on core skills to develop clear performance profiles in the competitive environment. In view of the persistent unfavorable economic conditions, we anticipate another difficult year for banks in 2003.

BANKRUPTCY TREND IN GERMANY


Number of bankruptcies, in thousands
45
35
25
15

*Projection/forecast

Source: Federal Statistical Office; forecast 2003: HVB Group Economic Research

Transforming HVB Group

As a bank in the heart of Europe, HVB Group is focusing in its transformation program on the banking business with retail and business customers as well as corporate customers in Europe. In doing so we are utilizing all opportunities to boost efficiency and generate organic growth. We will redimension the Group and put into place a management structure geared to our business mission. At the same time, we will integrate all Group companies more closely in order to tap additional synergies.

In addition, we will take into account the structural changes within the banking sector through our plans to spin off our commercial real estate finance activities. The requirements for business models in the commercial banking sector, on the one hand, and in commercial real estate finance, on the other, have diverged so strongly that a separation is the most sensible move for the further development of the two segments.

The strategic risk inherent in our transformation program lies in failing to match the level of operating performance we are striving for with our new positioning.

Staff cuts

A tangible improvement in results calls for an increase in revenues together with a sharp reduction in costs. Consequently, the Bank decided in 2001 to eliminate a total of 9,100 positions within the Group between 2001 and 2004, thereby reducing its staffing levels accordingly.

Just under 800 positions were eliminated by the Bank to reduce costs in 2002 as part of this plan. Thus some 1,700 positions have been cut since 2001, meaning that around 1,800 positions remain for 2003 and 2004.

The persistently difficult earnings situation makes a further tangible reduction in administrative expenses essential. These savings will be realized to a large extent by adjusting the "price component," meaning the cost per employee, by reducing the bonus budget, and by eliminating or suspending standard industry special payments and almost all fringe benefits.

Despite these measures, it has proved necessary to reduce staffing levels beyond the totals originally planned. The cutbacks planned for 2003 and 2004 will be implemented ahead of schedule in 2003. A further 1,000 or so positions are to be eliminated during the course of the year.

The elimination programs are planned in such a way that the targeted savings are realized without having a negative impact on earnings or the performance of critical functions, where it was not decided to discontinue business activities in individual instances. The measures aim to boost efficiency in retail operations (staff and production units), cut back the Bank's commercial real estate finance business after spinning off the real estate business and the activities outside Europe, and streamline central functions and management structures. The sales function will be largely unaffected by this, with the result that the proportion of employees working in the sales function will rise.

While the savings programs envisaged for 2003 are certainly challenging due to the essential reduction in the workforce, they can be achieved. Agreement was reached with the employee representatives at the beginning of the year with regard to need and scope. To achieve the cutbacks, we aim first to make use of normal fluctuation in Germany, wherever possible deploying employees whose position has been eliminated in other posts. Where that proves impossible, we have a broad range of widely accepted options at our disposal, including early retirement and part-time working pre-retirement; a reduction in working hours; short-term sabbaticals; employment with HVB TransFair or HVB Profil, whose people are assigned to Group companies or third parties; and severance agreements. Restructuring provisions totaling €125 million were set up in the 2002 financial statements for these measures.

MARKET SHARES IN THE GERMAN BANKING SECTOR

in %, based on total assets



Public-sector banks 44.0
Cooperative banks 11.7
Private banks 44.3

Source: Deutsche Bundesbank as of October 2002

4. SUMMARY

In the year under review, we combined risk control and cross-segment risk management under the jurisdiction of the Chief Risk Officer. Group Credit Risk Management is responsible for credit risk management of HVB Group, and Group Market Risk is responsible for ensuring short-term and long-term liquidity, funding management and asset/liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Group Board.

Risk management based on risk-return considerations

HVB Group has a comprehensive, Groupwide risk control and risk management system. It is fully integrated into the Bank's internal risk-return oriented management concept.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a 99% confidence level. By aggregating all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to support this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

The Bank is also focusing closely on future legal and regulatory standards. Key areas include the ongoing consultations on the new Basel 2 accord, which is expected to come into force in 2007, and the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). The MaK is a set of German regulations that lays down minimum quality standards particularly regarding organization and processes in the lending business. Banks have until mid-2004 (or the end of 2005 in the case of IT upgrades) to implement these standards.

The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, i.e. risk-adjusted, capital coverage. To ensure efficient management and punctual implementation of all Basel 2 activities, we launched a comprehensive internal project back in 2001. We plan to implement the most sophisticated approach for credit risks. This is the so-called IRB Advanced Approach. Our calculations to date have shown that, with this process, we could benefit in the form of lower capital requirements. With regard to capital coverage for operational risk we will at least implement the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Active portfolio management

The overall risk situation of the Bank in 2002 was characterized by a very difficult climate in the economy as a whole. We also expect 2003 to be far from easy. Consequently, the active management of our portfolio will continue to play a pivotal role.

In our lending business, we will intensify our utilization of capital markets for securitization and syndication measures, continue to reduce risk concentrations through decisive management of cluster risks and, for new business, consistently apply our sophisticated internal instruments for risk-appropriate pricing.

We will continue to streamline our shareholding portfolio. Our goal here is to divest ourselves as far as possible of shareholdings without strategic or operational value in order to release the capital tied up in these holdings.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

EXPENSES

				2002	2001
		€ millions	€ millions	€ millions	€ millions
1	**Interest payable**			12,390	14,954
2	**Fees and commissions payable**			285	257
3	**Net loss on financial operations**			—	—
4	**General administrative expenses**				
	a) personnel expense				
	aa) wages and salaries	1,307			1,369
	ab) social security costs and expenses for pensions and other employee benefits	373			413
			1,680		1,782
	including: for pensions €184 million				(220)
	b) other administrative expenses		1,571		1,571
				3,251	3,353
5	**Depreciation and amortization on property, plant and equipment, and intangible assets**			373	185
6	**Other operating expenses**			172	136
7	**Write-downs on loans and securities, and additions to loan-loss provisions**			3,287	2,122
8	**Write-downs on participating interests, shares in affiliated companies, and investment securities**			—	69
9	**Expenses from absorbed losses**			207	91
10	**Taxes on income**			77	311
11	**Other taxes, unless shown under 'Other operating expenses'**			4	19
12	**Net income**			—	557
Total expenses				**20,046**	**22,054**
1	**Net income**			—	557
2	**Transfers to retained earnings**				
	a) to legal reserve		—		—
	b) to reserve for treasury stock		—		—
	c) to other retained earnings		—		100
				—	100
3	**Profit available for distribution**			—	**457**

INCOME

		2002	2001
	€ millions	€ millions	€ millions
1 Interest income from			
a) loans and money market operations	12,613		14,925
b) fixed-income securities and government-inscribed debt	2,184		2,514
		14,797	17,439
2 Current income from			
a) equity securities and other variable-yield securities	199		159
b) participating interests	59		61
c) shares in affiliated companies	1,594		718
		1,852	938
3 Income earned under profit-pooling and profit-and-loss transfer agreements		42	40
4 Fees and commissions receivable		1,230	1,285
5 Net profit on financial operations		450	328
6 Write-ups on bad and doubtful debts and on certain securities as well as write-backs of provisions for credit risks		1,016	1,245
7 Write-ups on participating interests, shares in affiliated companies, and investment securities		328	–
8 Other operating income		331	683
9 Income from the release of special reserve item		–	96
Total income		20,046	22,054

BALANCE SHEET
AT DECEMBER 31, 2002

ASSETS

	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
1 Cash reserve			
a) cash on hand	422		440
b) balances with central banks	1,576		2,188
including: with Deutsche Bundesbank			
€840 million			(1,535)
		1,998	2,628
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	97		100
including: eligible for refinancing with Deutsche Bundesbank			
€97 million			(88)
b) bills of exchange	146		241
including: eligible for refinancing with Deutsche Bundesbank			
€146 million			(241)
		243	341
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	19,621		14,108
b) other loans and advances	29,658		48,157
		49,279	62,265
including: mortgage loans			
€9 million			(12)
municipal loans			
€704 million			(1,033)
4 Loans and advances to customers		202,527	214,536
including: mortgage loans			
€110,214 million			(111,387)
municipal loans			
€19,831 million			(21,084)
other loans secured by real-estate liens			
€6,709 million			(7,168)
Amount carried forward:		254,047	279,770

	€ millions	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
1 Amounts owed to other banks				
a) repayable on demand		16,144		15,653
b) with agreed maturity dates or periods of notice		83,533		75,153
			99,677	90,806
including: registered mortgage bonds in issue				
€2,967 million				(3,375)
registered public-sector bonds in issue				
€658 million				(775)
bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€19 million				(21)
and registered municipal bonds				
€47 million				(40)
2 Amounts owed to other depositors				
a) savings deposits				
aa) with agreed period of notice of three months	8,135			8,068
ab) with agreed period of notice				
of more than three months	235			274
		8,370		8,342
b) registered mortgage bonds in issue		16,579		17,612
c) registered municipal bonds in issue		5,524		5,722
d) other debts				
da) repayable on demand	26,271			29,015
db) with agreed maturity dates or periods of notice	42,627			50,326
including: bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€601 million				(674)
and registered municipal bonds				
€397 million				(434)
		68,898		79,341
			99,371	111,017
Amount carried forward:			199,048	201,823

ASSETS

			Dec. 31, 2002	Dec. 31, 2001
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			254,047	279,770
5 Debt securities and other fixed-income securities				
a) money market paper				
aa) issued by public authorities	6			10
including: those eligible for collateral for Deutsche Bundesbank advances €— million				(—)
ab) issued by other borrowers	2,779			3,714
including: those eligible for collateral for Deutsche Bundesbank advances €419 million				(661)
		2,785		3,724
b) bonds and notes				
ba) issued by public authorities	16,451			18,522
including: those eligible for collateral for Deutsche Bundesbank advances €11,162 million				(11,325)
bb) issued by other borrowers	31,171			38,293
including: those eligible for collateral for Deutsche Bundesbank advances €14,211 million				(18,141)
		47,622		56,815
c) own debt securities		5,826		5,363
nominal value €5,789 million				(5,220)
			56,233	65,902
6 Equity securities and other variable-yield securities			10,581	8,799
7 Participating interests			1,706	1,925
including: in banks €458 million				(582)
in financial service institutions €— million				(—)
8 Shares in affiliated companies			12,751	14,487
including: in banks €10,372 million				(11,206)
in financial service institutions €123 million				(177)
9 Trust assets			29	30
including: loans granted on a trust basis €12 million				(13)
Amount carried forward:			335,347	370,913

			Dec. 31, 2002	Dec. 31, 2001
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			199,048	201,823
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	40,284			37,056
ab) municipal bonds	11,849			13,516
ac) other bonds	52,343			86,502
		104,476		137,074
b) other liabilities evidenced by paper		33		127
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€33 million				(127)
			104,509	137,201
4 Trust liabilities			29	30
including: loans taken out on a trust basis				
€12 million				(13)
5 Other liabilities			6,369	5,212
6 Deferred income				
a) from issuing and lending operations		684		822
b) other		365		371
			1,049	1,193
7 Provisions				
a) provisions for pension fund				
and similar obligations		1,223		1,190
b) tax provisions		282		650
c) other provisions		1,631		1,350
			3,136	3,190
8 Special reserve item			—	—
9 Subordinated liabilities			10,467	10,532
10 Participating certificates outstanding			511	512
including: those due in less than two years				
€— million				(1)
Amount carried forward:			325,118	359,693

ASSETS

	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
Amount brought forward:		335,347	370,913
10 Intangible assets		—	246
11 Property, plant and equipment		334	354
12 Treasury stock		—	—
nominal value €— million			(—)
13 Other assets		6,812	6,008
14 Deferred tax assets		—	—
15 Prepaid expenses			
a) from issuing and lending operations	425		419
b) other	150		160
		575	579
Total assets		343,068	378,100

	€ millions	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
Amount brought forward:			325,118	359,693
11 *Special fund for general banking risks*			200	200
12 Shareholders' equity				
a) subscribed capital		1,609		1,609
divided into:				
521,735,101 shares of common bearer stock				
14,553,600 shares of registered non-voting stock				
b) additional paid-in capital		13,273		13,273
c) *retained earnings*				
ca) legal reserve	56			56
cb) reserve for treasury stock	—			—
cc) *other retained earnings*	2,812			2,812
		2,868		2,868
d) profit available for distribution		—		457
			17,750	18,207
Total liabilities and shareholders' equity			**343,068**	**378,100**
1 Contingent liabilities				
a) contingent liabilities on rediscounted bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and indemnity agreements		31,381		28,744
c) contingent liabilities on assets pledged as collateral for third-party debts		—		—
			31,381	28,744
2 Other commitments				
a) commitments from the sale of assets subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		42,670		47,173
			42,670	47,173

Notes

LEGAL BASIS

The annual financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2002 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

The Bank published the statement of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at www.hvbgroup.com/english/investorrelations/governance/statement.html on December 3, 2002. It is also shown in the section entitled "Corporate Governance" in the Annual Review section of the HVB Group Annual Report.

ACCOUNTING, VALUATION AND DISCLOSURE

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the lending risk has ceased, or used if the receivable is classified uncollectible and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities, or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 42.2% held for trading purposes, 44.6% held for liquidity purposes, and 13.2% investment securities. Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for trading or liquidity purposes are valued, by type of security, strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for trading or liquidity purposes are generally held as part of portfolios; in such cases, they are treated in accordance with the valuation-unit principles (cf. the following notes).

Transactions involving derivatives are not reported in the balance sheet because they represent pending transactions. They are classified as hedging or trading holdings, according to their purpose, although trading holdings can also perform a hedging function. Such instruments are valued individually irrespective of whether they perform a hedging or a trading function.

The true and fair view principle notably requires commercially proper treatment for derivative financial instruments, preventing misleading distortions of earnings. Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions. This procedure is applied both for the trading portfolios and normally for the bank book portfolios.

Exhaustive information about the Bank's forward contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out the respective expense and income items which also contain the results from the disposal of financial assets.

Pursuant to Section 255 (4) 2 of the German Commercial Code, the goodwill carried under intangible assets (asset item 10) for the first time in 2001 was amortized in full during the year under review.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the official depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the statement of income for additions to furniture and office eqiupment in the year of acquisition.

Liabilities (liability items 1 to 3 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set up at the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. As last year, the remaining asset balance was, compliant with Section 274 (2), German Commercial Code, not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

FOREIGN CURRENCIES

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets up provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

BREAKDOWN BY MATURITY OF SELECTED ASSET ITEMS

€ millions		2002	2001
A 3 b)	Other loans and advances to banks with residual maturity of		
	less than 3 months	20,907	36,690
	at least 3 months but less than 1 year	2,807	5,101
	at least 1 year but less than 5 years	4,296	4,882
	5 years or more	1,648	1,484
A 4)	Loans and advances to customers with residual maturity of		
	less than 3 months	13,730	22,707
	at least 3 months but less than 1 year	12,812	12,607
	at least 1 year but less than 5 years	43,757	43,952
	5 years or more	115,757	119,579
	No fixed maturity	16,472	15,691
A 5)	Debt securities and other fixed-income securities		
	Amounts due in following year	15,886	14,341

BREAKDOWN BY MATURITY OF SELECTED LIABILITY ITEMS

€ millions		2002	2001
L 1 b)	Amounts owed to other banks with agreed maturity dates or periods of notice		
	with residual maturity of		
	less than 3 months	51,372	47,105
	at least 3 months but less than 1 year	18,896	11,902
	at least 1 year but less than 5 years	6,941	9,638
	5 years or more	6,234	6,508
	Amounts owed to other depositors		
L 2 ab)	Savings deposits with agreed periods of notice of at least 3 months with residual maturity of		
	less than 3 months	5	8
	at least 3 months but less than 1 year	67	87
	at least 1 year but less than 5 years	163	179
	5 years or more	—	—
L 2 b)	Registered mortgage bonds in issue		
L 2 c)	Registered public-sector bonds in issue		
L 2 db)	Other debts with agreed maturity dates or periods of notice with residual maturity of		
	less than 3 months	23,254	32,384
	at least 3 months but less than 1 year	5,590	3,696
	at least 1 year but less than 5 years	18,997	20,169
	5 years or more	16,889	17,411
	Liabilities evidenced by paper		
L 3 a)	Debt securities in issue		
	Amounts due in following year	36,603	60,306
L 3 b)	Other liabilities evidenced by paper with residual maturity of		
	less than 3 months	33	127
	at least 3 months but less than 1 year	—	—
	at least 1 year but less than 5 years	—	—
	5 years or more	—	—

AMOUNTS RECEIVABLE FROM AND PAYABLE TO AFFILIATES AND COMPANIES IN WHICH PARTICIPATING INTERESTS ARE HELD

€ millions	Affiliates	Affiliates	Participating interests	Participating interests
	2002	2001	2002	2001
Placements with, and loans and advances to, other banks	22,858	32,954	112	670
Loans and advances to customers	5,480	6,029	1,621	1,076
Debt securities and other fixed-income securities		3,946	145	174
Amounts owed to other banks	2,590	13,044	472	438
Amounts owed to other depositors	17,546	6,769	795	1,045
Liabilities evidenced by paper	7,562	6,190	1,866	62
Subordinated liabilities	1,637	1,753	—	—

TRUST BUSINESS

Trust business assets and liabilities break down as follows:

€ millions	2002	2001
Placements with, and loans and advances to, other banks	—	—
Loans and advances to customers	12	13
Equity securities and other variable-yield securities	—	—
Participating interests	17	17
Other assets	—	—
Trust assets	29	30
Amounts owed to other banks	12	13
Amounts owed to other depositors	17	17
Other liabilities	—	—
Trust liabilities	29	30

FOREIGN-CURRENCY ASSETS AND LIABILITIES

Around 61.6% of the Bank's foreign-currency holdings consist of U.S. dollars, 10.1% of yen, and 17.2% of pounds sterling.

€ millions	2002	2001
Assets	69,577	100,977
Debt	75,398	120,516

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

SUBORDINATED ASSET ITEMS

The following balance sheet items contain subordinated assets:

€ millions	2002	2001
Placements with, and loans and advances to, other banks	722	455
Loans and advances to customers	173	231
Debt securities and other fixed-income securities	963	842
Equity securities and other variable-yield securities	17	2
thereof: own participating certificates in market-smoothing portfolio	6	—

MARKETABLE DEBT AND EQUITY SECURITIES

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

€ millions	Total marketable securities 2002	Total marketable securities 2001	of which: listed 2002	of which: listed 2001	of which: unlisted 2002	of which: unlisted 2001
Debt securities and other fixed-income securities	56,233	65,902	51,069	59,563	5,164	6,339
Equity securities and other variable-yield securities	8,008	7,739	7,974	7,672	34	67
Participating interests	697	301	696	289	1	12
Shares in affiliated companies	8,924	9,453	2,294	2,465	6,630	6,988

Marketable investment securities totaling €2,010 million and €5,553 million carried in the balance sheet under debt securities and other fixed-income securities and equity securities and other variable-yield securities, respectively, are not booked at the lower market value at the balance sheet date because the Bank is of the opinion that the difference between the book values and market values of these securities (€1,733 million) is only of a temporary nature.

TREASURY STOCK

At the start of 2002 and at December 31, 2002, neither the Bank nor any controlled companies nor companies in which a majority interest is held had shares of HVB (treasury stock) in their portfolios.

To ensure an orderly market in HVB shares and to facilitate trading as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, a total of 53,780,556 shares of treasury stock was purchased by the Bank and controlled or majority-owned companies at an average price of €27.41 per share and resold at an average price of €27.46 per share as part of normal securities trading. The resulting gains are recognized as income. The purchased shares amount to the equivalent of €161 million, or 10.0% of capital stock.

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 921,665, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of lending operations, the Bank and its controlled companies or companies in which a majority interest is held had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 2,228,939 shares as collateral as of year-end. This represents an amount of €7 million, or 0.4% of capital stock.

INTANGIBLE ASSETS

The former Bank Austria offices in London, Singapore and Hong Kong were integrated by the Bank in 2001. The consolidation of branches is accounted for using the acquisition method. Compliant with Section 255 (4) 2 of the German Commercial Code, the resultant goodwill of €246 million in 2002 has been amortized in full.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment totaling €334 million (2001: €354 million) consists exclusively of furniture and office equipment.

OTHER ASSETS

€ millions	2002	2001
Collection paper, such as checks, matured debentures, interest and dividend coupons	251	452
Premiums paid on options pending	4,194	2,308
Claims to dividends	738	707
Equalization item for revaluation of tied currency positions	189	711
Shares for resale	205	232
Purchase price receivables	43	537
Capital investments with life insurers	240	255
Claims to tax reimbursements	549	378

ANALYSIS OF NON-CURRENT ASSETS

€ millions	Acquisition/ production cost	Additions during fiscal year	Disposal during fiscal yea
	1	2	
Intangible assets	246	—	–
Property, plant and equipment	1,013	136	26
including: Leased assets	51	—	5
Other	25	—	–
	Acquisition cost		
Participating interests	2,534		
Shares in affiliated companies[2]	13,238		
Investment securities	4,573		

[1] Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulation Governing Disclosures in the Financial Statements of Banks and Financial Institutions

[2] Including the shares in Brau und Brunnen AG intended for resale taken over from Porta GmbH in 1996

[3] Including gains/losses on foreign currency transactions

PREPAID EXPENSES

€ millions	2002	2001
Discounts on funds borrowed	394	404
Premiums on amounts receivable	30	15

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Assets totaling €27,736 million were assigned or pledged as security for the following liabilities:

€ millions	2002	2001
Amounts owed to other banks	23,758	22,073
Amounts owed to other depositors	3,978	3,136
Liabilities evidenced by paper	—	—
Contingent liabilities	—	—

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions, and collateral provided for obligations to return securities in lending transactions.

As a seller under repurchase agreements, the Bank entered into sale and repurchase transactions with a book value of €19,277 million. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

At the balance sheet date, the Bank had pledged securities worth a nominal €2,068 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg, and Clearstream Banking AG Frankfurt.

In international operations, assets worth €5,764 million were pledged at year-end by the Bank to central banks and other institutions in accordance with local regulations in various countries.

Reclassifications during fiscal year[3]	Write-ups during fiscal year	Depreciation/ amortization accumulated	Depreciation/ amortization during fiscal year	Net book value Dec. 31, 2002	Net book value Dec. 31, 2001
4	5	6	7	8	9
—	—	246	246	—	246
—	—	555	127	334	354
—	—	—	—	—	19
—	—	—	—	25	25
Changes +/–[1]				Net book value Dec. 31, 2002	Net book value Dec. 31, 2001
–828				1,706	1,925
–487				12,751	14,487
+4,242				8,815	4,581

OTHER LIABILITIES

€ millions	2002	2001
Offsetting item for swaps and tied currency positions	189	69
Premiums received on options pending	4,266	2,444
Accrued interest on participating certificates outstanding	33	35
Liabilities from allowances paid to and losses absorbed from subsidiaries	186	361
Liabilities from short securities positions	918	1,650
Obligations arising from debts assumed	396	372

DEFERRED INCOME

Discounts on amounts receivable shown at nominal value totaled €627 million.

PROVISIONS

Other provisions include the following items:

€ millions	2002	2001
Provisions for losses on loans and advances	334	276
Anticipated losses on pending transactions	528	373
Provisions for uncertain liabilities	510	701
of which:		
Bonus payments on savings plans	23	26
Anniversary bonus payments	75	66
Payments for early retirement, pre-retirement part-time working, etc.	67	65
Payments to employees	155	178
Restructuring provisions	259	—
Total other provisions	**1,631**	**1,350**

SUBORDINATED LIABILITIES

This item includes accrued interest of €197 million. The Bank incurred interest expenses of €606 million in 2002 in this respect.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or tier III capital.

In 2002, no item exceeded 10% of total subordinated liabilities.

PARTICIPATING CERTIFICATES OUTSTANDING

1997 bearer participating certificates, securities identification number 802 180	Nominal value, restated € millions
Total participating certificates	511
subdivided into	
1,000,000 at €511.29 (DM 1,000) each	

The holders of participating certificates are entitled to annual interest payments of 6.75% of the nominal value, with priority over dividend payments to shareholders. The total amount of such interest paid in this respect has to be reduced accordingly if payment of the full amount would result in a net loss for the year. The amount of any such reduction is not payable in subsequent years (non-cumulative).

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2007. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value).

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

For the Bank, the participating certificates are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

ANALYSIS OF SHAREHOLDERS' EQUITY SHOWN IN THE BALANCE SHEET

	€ millions	€ millions
Subscribed capital at January 1, 2002	1,609	
Balance at December 31, 2002		1,609
Additional paid-in capital at January 1, 2002	13,273	
Balance at December 31, 2002		13,273
Retained earnings		
Legal reserve		
Balance at January 1, 2002	56	
Balance at December 31, 2002		56
Other retained earnings		
Balance at January 1, 2002	2,812	
Balance at December 31, 2002		2,812
Profit available for distribution		
Balance at January 1, 2002	457	
Dividend payout of HVB for 2002	(457)	
Balance at December 31, 2002		—
Shareholders' equity at December 31, 2002		**17,750**

At December 31, 2002, subscribed capital totaled a nominal €1,609 million.

AUTHORIZED CAPITAL INCREASE

Year authorized	Available until	Original amount	Dec. 31, 2002
		€ millions	€ millions
2001	May 22, 2006	780	780

CONDITIONAL CAPITAL

Year authorized	Available until	Original amount	Dec. 31, 2002
		€ millions	€ millions
2000	May 3, 2005	300	300

HOLDINGS OF BAYERISCHE HYPO- UND VEREINSBANK AG CAPITAL STOCK IN EXCESS OF 5%

in %	2002	2001
Münchener Rückversicherungs-Gesellschaft AG	25.6	5.1
E.ON AG	6.5	6.6
AV-Z Kapitalgesellschaft mbH	5.1	5.2
Allianz AG	—	13.7

HOLDINGS PURSUANT TO SECTION 285 NO. 11, GERMAN COMMERCIAL CODE

The complete list of holdings is filed in the Commercial Register in Munich and can be called up via the Bank's homepage: www.hvbgroup.com

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

SERVICES PERFORMED FOR THIRD PARTIES

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

BREAKDOWN OF INCOME BY REGION

The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

€ millions	2002	2001
Germany	15,395	15,952
Rest of Europe	1,879	2,245
Americas	822	1,783
Asia	607	732

BBREAKDOWN OF OTHER OPERATING INCOME AND EXPENSES

Other operating expenses includes the following, among other items:
- expenses arising from a structured transaction relating to the disposal of non-core activities,
- depreciation of other assets,
- additions to provisions other than provisions for lending and securities operations, and
- amounts for social facilities and personnel costs.

The Bank realized income of €217 million on the merger of a financial company through which it hedged part of its strategic shareholdings and conducted short-term money dealings.

Other operating income also includes personnel costs and cost of materials passed on and income from the reversal of provisions other than provisions for lending and securities operations.

TAXES ON INCOME

The total taxes on income relates to earnings from ordinary business. The amounts shown for taxes on income and other taxes have been adjusted by €6 million for tax expenses transferred to other Group companies.

NET INCOME

All in all, the Bank managed to break even in a difficult year, despite the high level of risk provisions. Thus there is no leeway to strengthen reserves or to pay a dividend.

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €31,381 million:

€ millions	2002	2001
Loan guarantees	6.764	5,740
Guarantees and indemnity agreements	22.648	21,309
Documentary credits	1.969	1,695

Irrevocable lending commitments totaling €42,670 million break down as follows:

€ millions	2002	2001
Book credits	39,282	43,324
Mortgage and municipal loans	2,010	2,480
Guarantees	1,210	1,177
Bills of exchange	168	192

Other financial commitments arising from real estate and IT operations total around €345 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been created to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €526 million at year-end 2002, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of six companies for an aggregate of €17 million. Further payment commitments totaling €3 million relate to special funds.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €33 million with regard to CMP Fonds I GmbH, at year-end 2002. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in one partnership. Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiary in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks.

1. Banks in Germany
Bankhaus Gebrüder Bethmann, Frankfurt am Main
Bankhaus Maffei & Co. KGaA, Munich
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
HVB Real Estate Bank Aktiengesellschaft, Munich
norisbank Aktiengesellschaft, Nuremberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Banks in other regions
Banco Inversión, S.A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
Bank Przemyslowo-Handlowy PBK S.A., Cracow
Bank von Ernst & Cie. AG, Berne
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Real Estate Capital France S.A., Paris
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
Pfandbrief Bank International S.A., Luxembourg

3. Financial services institutions
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna[3]

4. Financial companies
HVB Alternative Financial Products AG, Vienna
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Milan
HVB Risk Management Products Inc., New York

5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

[2] held indirectly through HVB Real Estate Bank Aktiengesellschaft, Munich

[3] formerly Schoeller Capital Management, Vienna

KEY CAPITAL RATIOS

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and tier III capital totaling €26,418 million.

The liable funds consist of core capital (tier I) and supplementary capital (tier II) totaling €25,440 million.

STAFF

The average number of staff employed was as follows:

	2002	2001
Staff (excluding trainees)	20,570	22,365
of whom:		
full-time	16,664	18,414
part-time	3,906	3,951
Trainees	1,545	1,619

The staff's length of service was as follows:

in %	Women	Men	2002
	(excluding trainees)		Total
25 years or more	15.4	23.1	18.8
15 to 25 years	20.5	21.2	20.8
10 to 15 years	23.1	17.2	20.5
5 to 10 years	21.2	17.7	19.7
less than 5 years	19.8	20.8	20.2

EMOLUMENTS

€ millions	2002	2001
Board of Managing Directors	8	25
Supervisory Board	1	2
Advisory Board and European Advisory Board	1	1
Former members of the Board of Managing Directors and their surviving dependants	14	20

At December 31, 2002, the Bank had pension provisions for former members of the Board of Managing Directors and their surviving dependants totaling €92 million (2001: €87 million).

LOANS TO EXECUTIVE BOARD MEMBERS

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

€ millions	2002	2001
Members of the Board of Managing Directors	11	8
Members of the Supervisory Board	2	6

EXECUTIVE BOARDS

Supervisory Board

Dr. Albrecht Schmidt
Chairman, since January 7, 2003

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman
until December 31, 2002

Kurt F. Viermetz
Chairman until December 31, 2002
Deputy Chairman since January 1, 2003

Dr. Manfred Bischoff
since July 3, 2002

Dr. Diethart Breipohl
until May 23, 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
until May 23, 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
since May 23, 2002

Dr. Hans-Jürgen Schinzler
since March 3, 2003

Christoph Schmidt

Jürgen E. Schrempp
until May 23, 2002

Dr. Siegfried Sellitsch

Professor Wilhelm Simson
since May 23, 2002

Professor Hans-Werner Sinn

Helmut Wunder

Board of Managing Directors

Stephan Bub

Dr. Egbert Eisele
until December 31, 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
until January 31, 2002

Michael Mendel
since February 1, 2003

Dr. Claus Nolting
until December 31, 2002

Dieter Rampl

Gerhard Randa

Dr. Albrecht Schmidt
until December 31, 2002

Dr. Paul Siebertz
until March 31, 2003

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Albrecht Schmidt Former spokesman of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Chairman, since January 7, 2003	Bayerische Börse AG, Munich (chairman) HVB Real Estate Bank AG, Munich (chairman)[1] Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich Siemens AG, Berlin and Munich	Bank Austria Creditanstalt AG, Vienna (chairman)[1]
Herbert Betz Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G. (deputy chairman) HypoVereinsbank-BKK, Munich
Dr. Richard Trautner Former member of the Board of Managing Directors of Bayerische Vereinsbank Aktiengesellschaft, Deputy Chairman, until December 31, 2002	Aktien-Brauerei-Kaufbeuren AG, Kaufbeuren (chairman) Allgäuer Brauhaus AG, Kempten (deputy chairman) AVECO Holding AG, Frankfurt am Main ERGO Versicherungsgruppe AG, Düsseldorf Rhön-Klinikum AG, Bad Neustadt/Saale (deputy chairman)	Kraftverkehr Bayern GmbH, Munich Weltbild Verlag GmbH, Augsburg (chairman)
Kurt F. Viermetz Former Vice Chairman of J. P. Morgan & Co. Incorporated, Chairman until December 31, 2002, Deputy Chairman since January 1, 2003	E.ON AG, Düsseldorf	Grosvenor Estate Holdings, London, Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Manfred Bischoff Member of the Managing Board of DaimlerChrysler and Chairman of the Board EADS N.V., since July 3, 2002	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich (chairman)[1] DaimlerChrysler Aerospace AG, Ottobrunn (chairman)[1] EADS Deutschland GmbH, Ottobrunn (chairman)[1] MTU Aero Engines GmbH, Munich (chairman)[1] FRAPORT AG, Frankfurt am Main Gerling Konzern Versicherungs-Beteiligungs-AG, Cologne J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (chairman) EADS Participations B.V., Amsterdam, Lagardère Sociétés S. A., Paris Mitsubishi Motors Corp., Tokyo
Dr. Diethart Breipohl Former member of the Board of Management of Allianz AG, until May 23, 2002	Allianz AG, Munich Beiersdorf AG, Hamburg Continental AG, Hanover KarstadtQuelle AG, Essen mg technologies ag, Frankfurt am Main KM Europa Metal AG, Osnabrück	Banco Popular Español, Madrid BPI, Banco Portugues de Investimento, SA, Porto Crédit Lyonnais, Paris (Board of Directors) Euler & Hermes, Paris (Supervisory Board) Les Assurances Générales de France (AGF), Paris (Board of Directors)
Heidi Denni Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Volker Doppelfeld Former member of the Board of Management of BMW AG	BMW AG, Munich (chairman) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		

[1] Group directorship

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Helmut Gropper Ministerialdirektor in the Bavarian State Ministry of Finance, until January 31, 2003		Bayerische Eisenbahngesellschaft mbH, Munich, until January 31, 2003 Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, Munich (chairman), until January 31, 2003 Siedlungswerk Nürnberg GmbH, Nuremberg (chairman), until January 31, 2003
Klaus Grünewald Trade union secretary of Vereinte Dienstleistungsgewerkschaft e.V.	Generali Lloyd AG, Munich	
Heinz-Georg Harbauer Chairman of the Board of Education of Vereinte Dienstleistungsgewerkschaft in Bayern e.V. trade union	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Edgar Jannott Former Chairman of the Managing Board of ERGO Versicherungsgruppe AG, until May 23, 2002	ERGO Versicherungsgruppe AG, Düsseldorf EXTREMUS Versicherungs-AG, Cologne Salamander AG, Kornwestheim Schindler Deutschland Holding GmbH, Berlin, STRABAG AG, Cologne STRABAG Beteiligungs AG, Cologne	D.A.S., Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona, Italy
Max Dietrich Kley Deputy Chairman of the Board of Executive Directors of BASF AG	BASF Coatings AG, Münster (chairman)[1] Gerling NCM Credit and Finance AG, Cologne Infineon Technologies AG, Munich (chairman) Wintershall AG, Kassel (chairman)[1] RWE Plus AG, Essen	BASF Innovationsfonds GmbH (chairman)[1] Cazenove Group Plc., London, UK Landesbank Rheinland-Pfalz, Mainz WINGAS GmbH, Kassel[1] WIEH GmbH, Berlin[1] BASELL, Hoofddorp, Netherlands
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der Mitarbeiter der HypoVereinsbank, Munich
Dr. Lothar Meyer CEO of ERGO Versicherungsgruppe AG, since May 23, 2002	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich (chairman)[1] DKV Deutsche Krankenversicherung AG, Cologne (chairman)[1] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[1] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[1] KarstadtQuelle Krankenversicherung AG, Fürth[1] KarstadtQuelle Lebensversicherung AG, Fürth (chairman)[1] KarstadtQuelle Versicherung AG, Fürth[1] VICTORIA Krankenversicherung AG, Düsseldorf (chairman)[1] VICTORIA Lebensversicherung AG, Düsseldorf (chairman)[1] VICTORIA Versicherung AG, Düsseldorf (chairman)[1]	

[1] Group directorship

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Hans-Jürgen Schinzler Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, since March 3, 2003	ERGO Versicherungsgruppe AG, Düsseldorf (chairman) MAN AG, Munich METRO AG, Düsseldorf	Aventis S.A., Schiltigheim
Christoph Schmidt Employee, Vereins- und Westbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Jürgen E. Schrempp Chairman of the Board of Management of DaimlerChrysler AG, until May 23, 2002	Allianz AG, Munich DaimlerChrysler Services AG, Berlin (chairman)[1]	DaimlerChrysler Corporation (Chairman of the Board of Directors)[1] DaimlerChrysler of South Africa (Pty) Ltd., South Africa (Chairman of the Board of Directors)[1] New York Stock Exchange (NYSE), NY, USA South African Coal, Oil and Gas Corporation (Sasol) Ltd., Johannesburg, South Africa Vodafone Group plc, Newbury, UK
Dr. Siegfried Sellitsch Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna		Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Bene Gesellschaft mbH, Vienna Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna Siemens Aktiengesellschaft Österreich, Vienna UBM Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg Unita S.A., Timisoara (chairman)[1] AGRAS SA, Bucharest (chairman)[1] Kvarner Wiener Städtische d.d., Zagreb (chairman)[1] Ringturm KAG, Vienna (chairman)[1]
Professor Wilhelm Simson Chairman of the Board of Management and co-CEO of E.ON AG, since May 23, 2002	Degussa AG, Düsseldorf (chairman)[1] VIAG Telecom AG, Düsseldorf (chairman)[1]	
Professor Hans-Werner Sinn President of the Ifo Institute for Economic Research		
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, Munich (chairman)

[1] Group directorship

BOARD OF MANAGING DIRECTORS

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Stephan Bub		HVB Alternative Advisors Inc., New York (chairman)[1] HVB Alternative Investment AG, Vienna (chairman)[1] HVB America Inc., New York (chairman)[1] HVB Americas Foundation, New York (chairman)[1] HVB Capital Corp., New York (chairman)[1] HVB Capital LLC, Wilmington (chairman)[1] HVB Realty Capital Inc., New York (chairman)[1] VV Immobilien Verwaltungs und Beteiligungs GmbH, Munich[1]
Dr. Egbert Eisele until December 31, 2002	HVB Real Estate Bank Aktiengesellschaft, Munich[1] Internationales Immobilien-Institut GmbH, Munich (chairman)[1] Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (chairman)[1] Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (chairman)[1]	Aufbaugesellschaft Bayern GmbH, Munich (chairman)[1] FGH Bank N.V., Utrecht (chairman)[1] HVB Real Estate Capital Ltd., London[1] Pfandbrief Bank International S.A., Luxembourg[1]
Dr. Stefan Jentzsch	DAB Bank AG, Munich[1] Deutsche Börse AG, Frankfurt am Main HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[1] HVB Systems GmbH, Unterföhring (chairman)[1] IND^{EX}CHANGE Investment AG, Munich (chairman)[1] Infineon Technologies AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] Bank von Ernst & Cie. AG, Berne[1] Deutsches Museum, Munich HVB Wealth Management Holding GmbH, Munich (chairman)[1]
Dr. Norbert Juchem until January 31, 2002	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich Deutsche Börse AG, Frankfurt am Main HVB Systems GmbH, Unterföhring[1] IND^{EX}CHANGE Investment AG, Munich (chairman)[1] Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH, Frankfurt am Main	HVB Asset Management GmbH, Munich[1] HVB Banque Luxembourg S.A., Luxembourg[1]
Michael Mendel since February 1, 2003	ERWO Holding AG, Nuremberg German Incubator GI Ventures AG, Munich Kennametal Hertel AG, Fürth Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[1]	HVB Beteiligungs-GmbH & Co. Verwaltungs KG, Munich[1] HVB Consult GmbH, Munich[1] HVB Investitionsbank GmbH, Hamburg[1] HVB Leasing GmbH, Hamburg[1] Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich[1]

[1] Group directorship

BOARD OF MANAGING DIRECTORS

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Claus Nolting until December 31, 2002	HVB Systems GmbH, Unterföhring[1] Westfälische Hypothekenbank Aktiengesellschaft, Dortmund[1]	Blue Capital GmbH, Hamburg[1] FGH Bank N.V., Utrecht[1] HVB Real Estate Capital Ltd., London[1] Pfandbriefbank International S.A., Luxembourg (chairman)[1]
Dieter Rampl	Bavaria Film GmbH, Munich Bode Grabner Beye AG & Co. KG, Grünwald Brau und Brunnen AG, Berlin and Dortmund (chairman)[1] Koenig & Bauer AG, Würzburg Odeon Film AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg (chairman)[1]	Banco B.I. Creditanstalt S.A., Buenos Aires Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] Bavaria Filmkunst GmbH, Munich HVB Consult GmbH, Munich (chairman)[1] HVB Wealth Management Holding GmbH, Munich[1] MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich until December 31, 2002 Marsh GmbH, Munich, until December 31, 2002 Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich[1]
Gerhard Randa		Austrian Airlines Österr. Luftverkehrs AG, Vienna Bank Przemyslowo-Handlowy PBK S.A., Cracow[1] HVB Wealth Management Holding GmbH, Munich[1] Magna International Inc., Toronto Oesterreichische Kontrollbank AG, Vienna (chairman) Voith Austria Holding AG, St. Pölten Voith Sulzer Papiermaschinen AG, St. Pölten
Dr. Albrecht Schmidt until December 31, 2002	Bayerische Börse AG, Munich (chairman) HVB Real Estate Bank AG, Munich (chairman)[1] Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich Siemens AG, Berlin and Munich	Bank Austria Creditanstalt AG, Vienna (chairman)[1]
Dr. Paul Siebertz until March 31, 2003	Bayerische Immobilien AG, Munich HVB Pensionsfonds AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1] PlanetHome AG, Munich[1] Schwäbische Bank AG, Stuttgart Viterra AG, Bochum Westfälische Hypothekenbank Aktiengesellschaft, Dortmund[1] Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart[1]	Bayerische Landessiedlung GmbH, Munich BVV Versicherungsverein des Bankgewerbes a. G., Berlin Deutsche Ausgleichsbank, Bonn
Dr. Wolfgang Sprissler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich HVB Systems GmbH, Unterföhring[1] Thyssen-Krupp Materials AG, Düsseldorf Tivoli Grundstücks-Aktiengesellschaft, Munich (chairman)[1]	Bank Austria Creditanstalt AG, Vienna[1] Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (chairman)[1] Liquiditäts-Konsortialbank GmbH, Frankfurt am Main

[1] Group directorship

	Positisions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Hans-Frieder Bauer	SpaceNet AG, Munich
Daniel Becker	KoCosS Messtechnik AG, Korbach
Harm Bischoff	Flaskamp AG, Berlin IdealWert AG, Berlin
Burkhard Breiing	DAB Bank AG, Munich (chairman)[1] Internationales Immobilien-Institut GmbH, Munich[1] norisbank Aktiengesellschaft, Nuremberg (chairman)[1] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich (chairman)[1]
Eckehard Dettinger-Klemm	SAT Medien AG (chairman)
Günther Dyx	Simon AG (in liquidation), Düsseldorf[1]
Carsten Eckert	Chemie Pensionsfonds AG, Munich[1]
Hermann-Josef Eidt	Simon AG (in liquidation), Düsseldorf (chairman)[1]
Dr. Peter Ermann	Activest Investmentgesellschaft mbH, Munich[1] Bankhaus Maffei & Co KGaA, Munich (chairman)[1]
Gunter Ernst	Brau und Brunnen AG, Berlin and Dortmund[1] DAB Bank AG, Munich[1] Dyckerhoff AG, Wiesbaden Gütermann AG, Gutach HVB-Offene Unternehmensbeteiligungs Aktiengesellschaft, Munich[1] norisbank Aktiengesellschaft, Nuremberg[1] Westfalenbank AG, Bochum[1]
Matthias Glückert	Oechsler AG
Hans-Ulrich Hasse	Activest Investmentgesellschaft mbH, Munich[1]
Frank Hellwig	HVB Informations-Verarbeitungs-GmbH, Munich[1]
Klaus Holzmann	Yorma's AG, Deggendorf
Johann Huber	Loxxess AG, Tegernsee
Werner Kaindl	SAW AG, Munich

[1] Group directorship

	Positisions on statutory supervisory boards of other companies
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Michael Kemmer	SchmidtBank GmbH & Co. KGaA, Hof Simon AG (in liquidation), Düsseldorf[1]
Dr. Alexander Kolb	Wilh. Werhahn-Gruppe, Neuß
Marko Kutter	Gebhard & Schuster Wertpapierhandelsbank AG, Gräfelfing Gebhard & Schuster Wertpapierhandelshaus AG, Gräfelfing
Dr. Diether Münich	Internationales Immobilien-Institut GmbH, Munich[1]
Jens-Peter Neumann	IND^EX^CHANGE Investment AG, Munich[1]
Wilhelm Niehoff	TC TrustCenter AG, Hamburg
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Martin Rey	Chemie Pensionsfonds AG, Munich[1] HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich (chairman)[1]
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Dr. Michael Schiwietz	*stb software technologie beratung* AG
Dr. Stefan Schmittmann	Schaltbau Holding AG, Munich
Ronald Seilheimer	HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich[1]
Jochen-Michael Speek	Financial Markets Service Bank GmbH, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] HVB Systems GmbH, Unterföhring[1]
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	HVB Informations-Verarbeitungs-GmbH, Munich[1] norisbank Aktiengesellschaft, Nuremberg[1]
Andreas Wölfer	Activest Investmentgesellschaft mbH, Munich (chairman)[1] Bankhaus Maffei & Co KGaA, Munich[1] IND^EX^CHANGE Investment AG, Munich[1]
Günter Zehner	Bayern Treuhand Obermeier & Kilger AG, Munich (chairman)
Rainer Zorbach	Financial Markets Service Bank GmbH, Munich (chairman)[1] TC TrustCenter AG, Hamburg

[1] Group directorship

COVERAGE

€ millions	2002	2001
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	6	8
2. Loans and advances to customers		
Mortgage loans	57,145	55,578
3. Property, plant and equipment (land charges on land owned)	—	—
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible cover		
1. Other lending to banks	420	—
2. Debt securities and other fixed-income securities	2,255	3,591
3. Equalization claims on government authorities	—	—
Subtotal	**59,826**	**59,177**
Total mortgage bonds requiring cover	58,562	57,265
Excess coverage	**1,264**	**1,912**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	683	1,000
Mortgage loans	—	—
Municipal loans	683	1,000
2. Loans and advances to customers	12,870	14,227
Mortgage loans	219	240
Municipal loans	12,651	13,987
3. Debt securities and other fixed-income securities	6,710	7,625
Other eligible cover		
Other lending to banks	—	—
Subtotal	**20,263**	**22,852**
Total public-sector bonds requiring cover	18,025	19,981
Excess coverage	**2,238**	**2,871**

MORTGAGE LOANS

	Number of mortgaged properties	2002 € millions	2001 € millions
1. Classification of mortgage loans uses as cover for bonds			
a) By size			
up to €50,000	158,973	5,043	5,068
€50,000 to €500,000	302,235	30,776	31,014
over €500,000	11,475	21,333	19,504
	472,683	57,152	55,586
b) By geographical location			
Baden-Württemberg	45,752	4,486	4,212
Bavaria	170,247	20,814	21,103
Berlin	16,014	3,190	2,951
Brandenburg	17,784	2,219	1,959
Bremen	1,277	181	168
Hamburg	5,952	1,267	1,256
Hesse	24,938	4,266	4,084
Lower Saxony	18,177	1,849	1,792
Mecklenburg-Western Pomerania	7,166	812	785
North Rhine-Westphalia	49,639	5,900	5,533
Rhineland-Palatinate	19,039	1,814	1,718
Saarland	6,275	518	478
Saxony	39,632	4,493	4,449
Saxony-Anhalt	15,271	1,649	1,541
Schleswig-Holstein	17,510	1,612	1,571
Thuringia	17,979	2,055	1,967
	472,652	57,125	55,567
Austria	9	2	2
France/Monaco	15	9	1
Luxembourg	3	9	9
Netherlands	4	7	7
	472,683	57,152	55,586
c) By type of mortgaged property			
Commercial property		14,433	14,704
Residential property		39,890	38,341
Undeveloped real estate		145	84
Buildings under construction (non-productive)		2,634	2,407
Agricultural property		50	50
		57,152	55,586
2. Repayments			
Scheduled repayments		2,664	2,455
Non-scheduled repayments		3,362	2,715
Repayments on expiry of fixed-interest period		2,385	2,359
		8,411	7,529

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2002			
Foreclosure proceedings	5,875	353	5,522
Sequestration proceedings	244	26	218
Foreclosure and sequestration proceedings	3,455	410	3,045
	9,574	**789**	**8,785**
(comparable figures for 2001:	7,852	659	7,193)
b) Foreclosures finalized in 2002	**1,672**	**82**	**1,590**
(comparable figures for 2001:	869	59	810)
4. Land takeovers in settlement of loans			
Land takeovers in 2002			
to avoid losses on mortgage loans	5	—	5
(comparable figures for 2001:	2	—	2)

INTEREST IN ARREARS

Interest in arrears on mortgages due between October 1, 2001 and September 30, 2002 totaled €122 million, and a provision for such was created to the extent required. Arrears break down as follows:

€ millions	2002	2001
Commercial property	30	31
Residential property	92	92

The present annual financial statements were prepared on March 4, 2003.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Bub Jentzsch Mendel Rampl Randa

Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT[1]

We have audited the annual financial statements, together with the bookkeeping system and the management report of the Company Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1 to December 31, 2002. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions in the articles of incorporation/ partnership agreement) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Article 317, German Commercial Code, and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations. In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risk of future developments.

Munich, March 19, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

(Independent Auditors)

[1] In the case of publication or transmission of the financial statements and/or the management report in a version different to the version confirmed by us (including translation into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to § 328 HGB.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Print deadline: March 18, 2003
Publication date: March 27, 2003

DISCLAIMER
The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000. For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l
Photo series: Baader Hermes/Y&R,
Giovanni Castell (photography)
Artwork p. 103: Jürgen Partenheimer,
Carmos III, Velncia 1996,

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Print deadline: March 25, 2003
Publication date: April 4, 2003

Printed in Germany

"Less is more" is a frequently-cited dictum from Bauhaus architect Mies van der Rohe. It expresses a mindset that led to the architectural style of the late 19th century being replaced by clear functionality, and it was formative for much of the 20th century.

But what about More from Less? This is not meant to be a mere play on words. Instead it reflects a deliberate focus on what counts. Indeed, the "art of omission", which the German dramatist Lessing proclaimed in the 18th century, is more important today than ever before.

For us, "More from Less" defines a process, an attitude, a strategy. Generating more earnings from less expense, more profits from less capital employed, better performance from reduced human resources – above all, more penetration from less presence: this all calls for presence of mind, a nose for the feasible, certainly also a sense of discipline and a high degree of motivation. For us, "More from Less" is not just another catchphrase; it makes good economic sense.




More efficiency, less complexity.


Better focused, fewer divisions





Better performance, less red tape.



Dieter Rampl in conversation with Olaf Conrad

"Openness, teamwork and focus"

Dieter Rampl
spokesman of the HVB Group Board
since January 1, 2003

Olaf Conrad
fund manager
HSBC Trinkaus Capital Management

OC Mr. Rampl, you're taking up your new post in turbulent times. What is your assessment of the current situation and the prospects for HVB Group?

DR The overall economic situation is undoubtedly difficult, particularly in Germany. The banks – including HVB Group – are facing enormous challenges. However, I primarily see the opportunities. Please bear in mind our assets: our leading market position in the heart of Europe, a coherent strategy, and a strong asset base. And I know that I can rely on a highly motivated management team and workforce committed to taking on the challenges ahead of us. However, I would definitely like to emphasize that, for me, there is more to it than just transformation and redimensioning, even if these are absolutely essential for us to make the most of our opportunities as the premier bank in the heart of Europe. In the final analysis, it is crucial for us to create growth opportunities on the basis of improved earning power and in line with a clear profile in core markets.



OC HVB Group has a disappointing fiscal year behind it and another difficult year ahead of it. What can you change in the short term?

DR Even if 2002 was not a satisfying year, we were able to report a very encouraging surge in our core business in the final quarter. All banks necessarily follow the ups and downs of the general economic cycle, even if the extent varies. In concrete terms, this means for us that as long as the economy in Germany and Austria continues to drag, we will have little control over the factors that are slowing earnings. But this is driving us to streamline the corporate group and sharpen our profile dramatically. In doing so, we are taking a selective approach. In the largely saturated markets of Germany and Austria, we are concentrating on the deployment of resources, whereas in Central and Eastern Europe we are putting our faith in expansion. The upcoming accession of Poland, the Czech Republic, Hungary and other countries to the EU will spark enormous change, which will provide plenty of opportunities for us as the premier bank in these regions and healthy returns for our shareholders. We will certainly exploit this potential to the utmost.



OC **The performance of the HVB share has been disappointing. The stock is trading well below book value. How do you intend to win back the confidence of the capital markets?**

DR I don't want to paint a brighter picture than the situation warrants. The performance of the HVB share has been extremely disappointing, as can be said of so many other financial stocks. But as you know, the fall in the value of our shareholdings explains a large part of the decline. We want to solve this problem – which, incidentally, is mutual – through joint efforts with our partners. Last year we disposed of considerable volumes of non-strategic holdings. We aim to demonstrate the potential of HVB Group to the markets by posting good operating results again, and create the right conditions for the share to perform more strongly in the future.

OC **HVB Group is planning to spin off its commercial real estate finance business. What can shareholders and customers expect?**

DR Spinning off commercial real estate finance makes sense for everyone involved. In many ways, commercial real estate finance differs too greatly from retail and corporate customer operations. Having both under the same corporate roof does nothing to facilitate a targeted management focus. We intend to change this so that we can concentrate on our core competencies. But I would like to emphasize that this move does not amount to spinning off unattractive activities. It is rather a matter of clearly positioning distinct business models. The Hypo Real Estate Group will offer its customers a clear profile as a specialist institution, while shareholders will benefit from transparency in value creation and a solid capital base. The same holds true for HVB Group. The share prices of the two banks should benefit from this in the long run.

OC **With more than eight million customers, HVB already has one of the biggest sales networks in Europe, but has so far failed to tap the full customer potential. What needs to change?**

DR Many banks have traditionally tended to have overly centralized organizational structures, which acted as a brake on the sales process for far too long. Ultimately, the direct relationship to the customer is the key factor. Value is created through sales, and not by administration. As a former salesman, I know what I'm talking about. Even if further capacity adjustments cannot be avoided, we will exclude the sales units from this process. We want to develop a genuine sales mentality with employees who operate like entrepreneurs. Part of this involves more efficient processes, innovative ideas, and the willingness to deliver.

OUR FINANCIAL GOALS

2003

- To take the core capital ratio toward 7%
- To depress administrative expenses well below €7 billion
- To reduce risk assets by approximately €100 billion

Medium term

- To raise return on equity beyond 10%
- To push the cost-income ratio to 60%



But what I consider far more important are the people behind the concepts. I invite the employee representatives to join us in our efforts to work together. Without raising the performance-related component of pay, which the majority of our people want, we will not be able to get the show on the road. Our dialog with the works council on reducing personnel costs has been very constructive.

OC **Over the last few years, HVB Group has repeatedly had to do battle with excessive lending risks. When will the bank return to a normalized level of provisions, and what measures are needed to do this?**

DR Our greatest weakness is the size of our loan book. In actual fact, the provision rate is not the problem, but a profit margin that is comparatively weak. But despite our efforts to redimension the corporate group, I believe that banks must remain willing to assume risk. This explains why we will further expand our credit spreads but also significantly cut back our loan book by means of outplacement and disposals of activities. In structural terms, we are aiming to considerably enhance our risk profile in the process, in part by spinning off the commercial real estate business. We believe that we can noticeably ease the burden on risk provisions this year. Looking ahead to 2004, we will then again approach our normalized net addition rates.

OC **Are the cost savings defined so far really enough? Isn't there a need for further cutbacks?**

DR First of all, we are making excellent headway in terms of cutting costs. Indeed, we managed to reduce administrative expenses in 2002 by more than 8% as compared with the prior year. These cuts considerably exceeded our original target. We will press on with our efforts and will reduce expenditures well below €7 billion this year. I expect the new function of Chief Operating Officer to facilitate improvements in structural terms as well. There is still room for improvement in the technical and procedural networking of our cross-regional activities in Germany and Austria. We are now stepping up our efforts to exchange views on learning curves in order to spread best practice from individual units across the entire corporate group.

OC **Redimensioning is necessary, but also a burden from the workforce's point of view. How do you hope to boost the morale of your people?**

DR Please do not underestimate the ability of our employees to accept change. Our people realize that a willingness to change is an essential part of success, even if it can be painful at times. We on the management side are called upon to ensure transparency and consistency in all the upcoming decisions. I personally want to see pay more closely linked to performance than to position. I don't mind repeating myself here: our priorities are not cost-cutting and redimensioning, but rather the focusing and reallocating of resources with a view to better exploiting the opportunities we have as the premier bank in the heart of Europe. We want to offer our people a positive perspective and the opportunity to work in a growth-oriented company.

HVB GROUP

- HVB Group has a unique profile in European financial services markets.
- We are focusing our resources on retail and corporate banking in Europe.
- We are the premier bank in the heart of Europe. Our growth stems from our strong roots in Germany, Austria, Poland, and other countries in Central and Eastern Europe.
- The customer is the focal point of all our activities. We are committed to providing our customers with excellent, innovative and fast solutions across all business segments.
- We aim to generate an appropriate return for our shareholders in the context of the economic cycle. We will cut back our non-strategic activities and reinvest the freed equity capital in order to strengthen the corporate group and boost growth.
- We give our people a stake in the success of HVB Group through performance-related systems of remuneration.

OC New Board spokesman, new management style. What will change in HVB Group's management culture?

DR Together with my colleagues, I stand for openness, teamwork and focus, but I will also summon up the courage to make tough decisions in the best interests of our customers and shareholders. The focus is on HVB Group and its vision of being the premier bank in the heart of Europe, complete with excellent results for customers and shareholders alike. My aim is to build confidence in this model so that we can make the achievement of these objectives a sustainable reality.

OC You speak about integrating the Group units more tightly. Is the concept of the Bank of the Regions in retail banking still a convincing strategy for the future?

DR Basically, yes. But we need to interpret the regionality concept more in terms of our needs. While reviewing our corporate structure internally, we need to concentrate solely on the interests of our shareholders and customers. I personally prefer the concept of the Bank of the Region rather than Regions. For HVB Group, this region comprises Germany, Austria, and Central and Eastern Europe, a closely knit market encompassing more than 200 million inhabitants. This means we have a unique market position among all the major European banks. In the way they approach their customers, our units will continue to work their respective markets separately, while benefiting from the brand recognition gained from their affiliation with HVB Group.





"Once the transformation is complete, HVB Group will again be a strong performer, and will regain its status as one of the best banks in Europe."

OC How is the cooperation with Munich Re shaping up?

DR We are more than pleased with the results following the first year of our exclusive sales partnership with the ERGO subsidiary of Munich Re Group. The cooperation model selected by HVB Group and Munich Re has proven successful. We significantly exceeded our ambitious targets for sales of ERGO insurance products to HVB customers in 2002. The operational units are working together smoothly and cooperatively. This arrangement will continue to deliver outstanding results for both partners.

OC What role can and will HVB Group play in the European consolidation process?

DR HVB Group is the only bank to date to demonstrate the desire and ability to consolidate in Germany, and also, with the acquisition of Bank Austria, beyond its own borders. This is something we are proud of. Following this phase of external growth, returning HVB Group to profitability now has top priority, for we want to continue driving the essential market adjustments – in Germany and in Europe – from a position of strength.

OC Mr. Rampl, where do you see HVB Group in a year's time?

DR Once the transformation is complete, HVB Group will again be a strong performer, and will regain its status as one of the best banks in Europe. We want to provide the market with solid reasons to considerably upgrade the valuation of our share. And that's why I and my colleagues on the Board are looking forward to the year ahead.







Dieter Rampl

Letter to Our Shareholders

Dear shareholders:

My first letter to you as Board spokesman certainly reflects the current situation. In 2002, the banking industry in Germany experienced its worst year since the end of World War II. And conditions in the banking sector outside our home market were also considerably weaker than expected. All in all, we were challenged as never before in our history.

I would of course have liked to communicate positive news. The truth is, however, we fell far short of our objectives in 2002 and closed the year with a net loss, the first in our long history, of €858 million. Because of the operating loss and the fact that we were not able to bolster our reserves, we unfortunately cannot pay a dividend. Frankly, I deeply regret the results of the past fiscal year and the consequences for you, our shareholders. It is certainly no consolation for us that other German financial stocks experienced a similar year.

"We are working relentlessly to significantly improve our share price and market cap on the basis of sustained gains in profitability."

So what are the reasons for a performance that can only be described as unsatisfactory for all concerned? Much has already been written about general economic conditions; I will therefore only summarize the most important factors here. The global economy is still gripped by a severe downturn from which Europe cannot extricate itself. In Germany, these woes were exacerbated by a number of domestic factors including the persistently high proportion of government spending to GDP, the political gridlock that is holding up essential reforms, and, not least of all, a record level of corporate bankruptcies in 2002.

As Europe's biggest lender, we were particularly hard hit by bankruptcies in our home market. Our loan portfolio has burgeoned in recent years, largely as a result of our expansion within Europe. Another inevitable consequence of the weak economy was a sharp drop in revenues. Collapsing prices on the stockmarkets inevitably led to lower commission income from our securities trading activities. By contrast, we achieved considerably higher earnings on sales of insurance and consumer finance products. However, these gains were not enough to make up for the other income losses and the heightened need for risk provisions.

We would certainly be oversimplifying if we blamed our poor results entirely on economic factors and industry trends. Instead, we can – and must – rely more on our own resources. In short, we have so far done too little to optimize our earning power, despite our clear strategic orientation and strong market position in the heart of Europe. Closing this gap between potential and performance is at the heart of several decisions taken in 2002 that will improve the results in 2003.

HVB's share price lost around 56% of its value last year, in line with most other German financial stocks. Our share suffered particularly under the performance of our equity investments. The value of our investment portfolio contracted €8 billion, largely due to plunging insurance stock prices. Our market capitalization was badly hit by these developments. We know that all of this is galling for you, our shareholders. I assure you that we are working relentlessly to significantly improve our share price and market cap on the basis of sustained gains in profitability.

Nevertheless, you are doubtless wondering how we can be so confident of achieving better results. Let me give you an unequivocal answer, one that can be applied as a yardstick to measure our performance. Our priorities are cost efficiency, resizing, and transformation.

"Allow me to briefly summarize our financial goals for the current business year. We aim to increase our operating income somewhat despite market weakness, and equally to optimize processes, decrease costs and reduce risks."

Let me begin with cost efficiency. In our drive for optimization, we are examining the entire Group. And I am glad to announce that we have already scored our first successes in this regard. In 2002, we made great strides in controlling costs, and these successes will translate into permanent improvements in the coming years. Despite non-recurring charges related to restructuring, we trimmed administrative expenses 8.3%, to €7,076 million, achieving deeper cuts than originally targeted. Building on these initial successes, we will now redouble our efforts to enhance cost efficiency. Our intention is to reduce administrative expenses to well below €7 billion by the end of 2003.

As for resizing, we decided in the fourth quarter of 2002 to spin off the HVB Group's commercial real estate finance business to an independent entity. We firmly believe that consolidating our real estate subsidiaries and significant parts of our international real estate business under the roof of a legally independent real estate bank will deliver added value for our shareholders in the long term. (Please see the section entitled "Transforming HVB Group" for more on this subject.)

With regard to transformation, our top priority – along with the reduction of risk assets and costs – is to concentrate on our core business. This simply means being the premier bank in Europe for retail and corporate customers. Many of you already know that we enjoy a strong market position in Germany and are the market leader in Austria. Moreover, we outclass our European competitors in the emerging economies of Central and Eastern Europe. This is particularly the case in those countries about to join the European Union. We will expand selectively in some of these markets; furthermore, we intend to double net income from this region over the next three years. This will obviously increase the weight of Central and Eastern Europe in HVB Group.

For us, transformation also means realigning our global activities in the debt and capital markets to match our business focus as a European retail and corporate bank. This reflects our aim, expressed in the opening pages of this report, to achieve "more from less." Concretely, this means more market penetration from less market presence. Beyond this, we are streamlining our structures. HVB Group is now divided into three business segments: Germany, Austria/CEE, and Corporates & Markets. Moreover, we have significantly thinned out the top management level within the Group. These moves underscore our determination to integrate all units and thus reduce costs and complexity.

"Our business model as a bank in the heart of Europe will gain momentum. And soon our share will once more represent an attractive investment option."

I'll be perfectly frank: HVB Group has a very challenging year ahead of it. The general economic outlook is dampened by sluggish conditions in Germany and other EU countries. (Please see the section "General Economic Climate" for more on this subject.) All this only increases our determination to raise the Group's profile and improve profitability.

Allow me to briefly summarize our financial goals for the current business year. We aim to increase our operating income somewhat despite market weakness, and equally to optimize processes, decrease costs, and reduce risks. This will yield dual benefits: We will not only achieve sustained improvements in our operating results, but will also broaden our capital base. We have set ourselves the ambitious goal of approaching a core capital ratio of 7% by the end of 2003. The transformation program that I elaborated on earlier in this letter will play a leading role in achieving this goal.

One last comment about our goals for the future. The highest priority for the current year is to achieve earnings that will enable us to reinforce our reserves and resume dividend payments. In the medium term, of course, we want to generate a return on equity that not only covers our cost of capital, but also reflects our outstanding market position in Europe.

As I have outlined here, we face great challenges. I hope I have succeeded in conveying some of my personal optimism. Both we on the Group Board and the employees within the Group are committed to the same goals. Our business model as a bank in the heart of Europe will gain momentum. And soon our share will once more represent an attractive investment option. Please bear with us. It will be worthwhile.

Sincerely,



Dieter Rampl

Munich, March 26, 2003



Dr. Albrecht Schmidt

Report of the Supervisory Board

The entire banking sector in Germany suffered under an extremely difficult operating environment, characterized by economic weakness and political uncertainty. In such phases, large volumes of corporate, project and real estate financing can prove to be a burden. HVB is addressing these challenges. In doing so, it benefits from its regional positioning in Europe, not only in Germany, but particularly in Austria and the countries of Central and Eastern Europe. The Supervisory Board, coordinating closely with the Board of Managing Directors, received regular reports on the situation of the corporate group. At several joint sessions, the Supervisory Board and the Board of Managing Directors conducted very intensive discussions on measures – in some cases quite radical steps – to bring about lasting improvements in the earnings situation.

The Supervisory Board received invaluable assistance from the highly efficient work performed by the committees set up in previous years. They are: the Executive Committee, the Business Development and Credit Committee, the Audit Committee, the Trust Business Committee, and the statutory Negotiating Committee. The latter had no reason to meet in 2002. The functions of the various committees are described in detail in the next section on Corporate Governance.

MAIN FOCUS OF SUPERVISORY BOARD WORK

In its five meetings, the Supervisory Board reviewed information from the Board of Managing Directors on the ongoing performance of HVB Group and the measures aimed at overcoming the difficult situation facing the industry.

In light of a structural upheaval and rapidly deteriorating background conditions, the Board of Managing Directors had already implemented a new corporate management structure with effect from January 1, 2002. This created clear lines of management and responsibility, enabling the Bank to respond appropriately to the changing environment. The Supervisory Board was informed about staffing of the first executive management level and the new rules of procedure for the Board of Managing Directors right at the start of 2002. In view of the ongoing wave of bankruptcies, the Supervisory Board paid especially close attention to the development of risk provisions. It obtained a risk report covering market, loan default and country risks, and discussed the annual plan in depth with the Board of Managing Directors in January, and again in March.

After it became apparent from rising risk provisions that only further drastic restructuring measures and content changes would achieve a lasting improvement in profitability, the Board of Managing Directors presented its views on restructuring the Bank by spinning off the commercial real estate financing business to the Supervisory Board in October, and in an additional meeting in December. Intensive consultations led to the transformation program being adopted in January this year. This program aims at thinning management structures, strengthening business in Europe and reducing risk assets. In this context, the Supervisory Board also discussed the change of leadership at the company's helm when it convenced in October. The Supervisory Board and the Board of Managing Directors agreed to implement these changes immediately at the beginning of the new fiscal year, in order to keep the traditional phase as short as possible.

In addition, the Supervisory Board received a final report on the new arrangements with the Munich Re Group. The funding, or refinancing, of HVB Group was also the subject of in-depth discussion.

The Supervisory Board is particularly aware of its obligation to provide efficient supervision of and advice to management. Hence the Supervisory Board has taken the publication of the German Corporate Governance Code as an opportunity to adopt new rules of procedure. The intention is to incorporate almost all of the provisions in the German Corporate Governance Code relevant for the work of the Supervisory Board in these procedures. This should make the interaction of the Board of Managing Directors and the Supervisory Board in the responsible management and supervision of the company even more transparent. The declaration of compliance with the Corporate Governance Code to be provided jointly by the Board of Managing Directors and Supervisory Board was then approved in December. Within the context of corporate governance, the Supervisory Board also reviewed the corporate Code of Conduct, a set of rules and guidelines promoting appropriate behavior on the part of Bank employees, drawn up by the Board of Managing Directors. The joint report of the Board of Managing Directors and Supervisory Board in the next section contains more information on corporate governance.

In addition, the chairmen of the respective committees reported to the Supervisory Board at its meetings on the work performed in the committee meetings. The Board of Managing Directors also informed the members of the Supervisory Board about unusual events in writing between meetings. Furthermore, the Chairman of the Supervisory Board was kept informed about important decisions taken by the Board of Managing Directors and current events in regular conversations with the spokesman of the Board of Managing Directors.

MAIN FOCUS OF COMMITTEE WORK

The Executive Committee met eight times in 2002. In its meetings, it discussed executive appointments, notably including succession planning and, this year, the position of new Board spokesman in detail. It also considered and set remuneration levels for managing directors, and prepared the relevant agenda items for the Supervisory Board meetings. Loans requiring Supervisory Board approval were submitted to the Executive Committee by circular, with approval being granted in every case.

At its six meetings, the Business Development and Credit Committee solicited and reviewed information from the Board of Managing Directors on current business developments and the general state of the economy. To prepare appropriate proposals for the Supervisory Board, the committee discussed at great length the measures initiated by the Board of Managing Directors to cut costs and boost earnings. In addition to the topics discussed by the Executive Committee of the Supervisory Board, the committee reviewed individual reports on developments in the Germany, Austria & Central and Eastern Europe, Corporates & Markets, and Wealth Management business segments. It also obtained information about HVB Group's withdrawal from Argentina in the light of the present financial crisis in that country. New exposures bearing a heightened level of risk were reported to the committee on a timely basis at every one of its meetings. The committee also discussed the Bank's shareholdings and major changes in the portfolio. Furthermore, the committee discussed a summary of the Bank's private equity activities involving fixed-duration equity and equity-related investments in unlisted companies. It also reviewed a detailed report on IT developments at the Bank. Finally, the committee approved the opening and closure of branches, and the granting of commercial powers of attorney.

The Audit Committee met on two occasions last year, and also had a joint meeting with the Business Development and Credit Committee to prepare for the Supervisory Board's approval of the annual financial statements. The committee commissioned the independent auditors selected by the Annual General Meeting of Shareholders – KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main – to audit the financial statements. In this respect, it also set the fee and defined the main areas subject to special scrutiny, while the independent auditors explained the audit approach. In addition, the methodology and organization of the Group's internal auditing function was presented to the committee. Moreover, the approach to securities trading monitoring was explained, and was illustrated by the example of a large international office. Finally, the Group's internal auditing function submitted to the committee an overview of the audit findings at the cut-off dates of June 30 and September 30. The findings were satisfactory overall. In neither case did the independent auditors discover any serious or particularly serious deficiencies. Moreover, the committee received further reports on compliance with the provisions set forth in the German Securities Trading Act. A further topic was last summer's serious flooding, which affected vast swathes of Germany – but most seriously hit Saxony and Bavaria – as well as parts of Austria, the Czech Republic and Hungary. The committee was given an overview of the impact on HVB Group, together with emergency measures initiated to assist customers affected by the flooding.

At its three meetings, the Trust Business Committee devoted considerable attention to the performance of the Bank's assets under management. It also reviewed the new structure of the Wealth Management business segment, the exercise of proxy voting rights by the Bank, and the Bank's observance of the compliance regulations in the field of asset management. The committee also received a report on HVB Group's real estate funds.

AUDIT AND APPROVAL OF THE 2002 FINANCIAL STATEMENTS

The annual financial statements and management report of the parent bank, as well as the consolidated financial statements and management's discussion and analysis for fiscal 2002 prepared in accordance with International Financial Reporting Standards (IFRS), including the account records, were audited by KPMG. The independent auditors issued an unqualified opinion in both cases.

In fulfillment of their professional obligations under Section 317 (4) of the German Commercial Code, the independent auditors also examined the monitoring systems used by the Bank to detect risk at an early stage. The independent auditors confirmed that the monitoring systems are adequate and fulfill their functions. They also confirmed that both the management report for the parent bank and management's discussion and analysis for the Group present a true and fair view of the risks of future business development.

The Chairman of the Supervisory Board and the Chairman of the Audit Committee attended the final meeting of the Board of Managing Directors with the independent auditors.

The financial statements listed above were forwarded to the Supervisory Board, together with the auditors' report. The lead auditor reported on the findings of the audit and provided detailed answers to the questions of the members of the Supervisory Board at the joint preparatory meeting of the Business Development and Credit Committee and the Audit Committee, as well as at the subsequent meeting of the Supervisory Board devoted to the annual financial statements. In addition, the Board of Managing Directors explained the financial statements in detail at these meetings. The Supervisory Board concurred with the results of the audit. It determined that on the basis of its own examination of the parent bank's financial statements and management report together with the consolidated financial statements and management's discussion and analysis, no objections were to be raised. At its meeting on March 26, 2003, the Supervisory Board therefore approved the annual financial statements and consolidated financial statements prepared by the Board of Managing Directors.

PERSONNEL CHANGES

On October 22, 2002, the Board of Managing Directors selected Dieter Rampl to act as its spokesman starting January 1, 2003. This decision was mode in consultation and agreement with the Executive Committee of the Supervisory Board (see page 20). The full Supervisory Board ratified this decision at its meeting on October 23, 2002.

On December 31, 2002, after more than 17 years of service as a managing director, Dr. Egbert Eisele retired from the Board of Managing Directors. Also at December 31, 2002, Dr. Claus Nolting stepped down from the Board of Managing Directors by mutual consent, to concentrate on other interests. The Supervisory Board wishes to thank these gentlemen for their invaluable work on the HVB Board. Michael Mendel has been appointed to the Board of Managing Directors with effect from February 1, 2003.

Dr. Diethart Breipohl and Dr. Edgar Jannott left the Supervisory Board with effect from the end of the Annual General Meeting of Shareholders on May 23, 2002. The Annual General Meeting elected Dr. Lothar Meyer and Professor Wilhelm Simson to replace them as members of the Supervisory Board. Also at that date, Jürgen E. Schrempp, who simultaneously sits on the Supervisory Board of Allianz AG, resigned his seat on the Supervisory Board to prevent any potential conflicts of interest. The Munich Register Court appointed Dr. Manfred Bischoff to replace him as a member of the Supervisory Board. Dr. Richard Trautner, who has served as deputy chairman of the Supervisory Board since 1993, resigned his seat on the Supervisory Board with effect from December 31, 2002. The Munich Register Court appointed Dr. Albrecht Schmidt, who simultaneously left the Bank's Board of Managing Directors, to replace him as a member of the Supervisory Board, and the Supervisory Board then elected him as its chairman. The previous chairman of the Supervisory Board, Kurt F. Viermetz, had previously given up the chairmanship at December 31, 2002, and the Supervisory Board has elected him to act as a further deputy chairman. Furthermore, Helmut Gropper left the Supervisory Board at January 31, 2003, after being appointed to the Managing Board of another HVB Group company, Bank Austria Creditanstalt AG, Vienna, with effect from April 1, 2003. Dr. Hans-Jürgen Schinzler was appointed by the Munich Register Court take his place. The Supervisory Board wishes to thank all the departing gentlemen again at this point for their invaluable and successful service, in some cases provided over a great many years. With their tremendous personal commitment and their enormous professional experience, they have thoroughly enriched the work of the Supervisory Board.

Albin Harttig, who served as a managing director of Bayerische Vereinsbank from 1953 to 1966, passed away on April 8, 2002, aged 101. Dr. Erich Schmitt, who served Bayerische Hypotheken- und Wechsel-Bank first as a managing director between 1968 and 1987 and then as a member of the Bank's Advisory Board until 1994, passed away on October 13, 2002. Dr. Peter Pfeiffer, who served Bayerische Vereinsbank as a member of the Board of Managing Directors between 1962 and 1987, and then as a member of the Bank's Advisory Board until 1994, passed away on March 7, 2003. With their strong sense of duty, awareness of responsibility, and tremendous professional skills, the deceased gentlemen served the Bank in an exemplary manner.

Dr. Walter Rieger, a member of the Supervisory Board of Bayerische Hypotheken- und Wechsel-Bank from 1982 to 1998, passed away on August 13, 2002. Dr. Rolf Fiedler, who served as member of the Supervisory Board of Bayerische Hypotheken- und Wechsel-Bank on several occasions between 1978 and 1998, passed away on August 25, 2002. Both men served as important advisors to the Bank.

The Supervisory Board will continue to hold the memory of the deceased gentlemen in the highest esteem.

The Supervisory Board would like to thank the Board of Managing Directors and all the Bank's employees for their dedicated efforts in these difficult economic times. The Supervisory Board will closely monitor the next steps involved in implementing the Board of Managing Director's strategic plan for the corporate group. The Supervisory Board is convinced that this plan provides the opportunity to permanently enhance the Bank's profitability.

Munich, March 26, 2003

The Supervisory Board



Dr. Albrecht Schmidt
Chairman

Corporate Governance

DEFINITION

Generally speaking, corporate governance is understood to mean the good and responsible management and supervision of an enterprise in a manner suited to promote the long-term creation of company value. The transparency of decision-making and monitoring mechanisms is an especially important aspect of corporate governance because it enhances the trust and confidence of investors.

LEGAL BASIS

The German Stock Corporation Act provides the legal framework for the management and supervision of joint stock corporations based in Germany. This law prescribes a dual-board system for the management and supervision of an enterprise, consisting of the management board, which manages the enterprise under its own responsibility, and the supervisory board, which supervises and advises the management board. Furthermore, the supervisory board is responsible for appointing and, where necessary, dismissing members of the management board.

ARTICLES OF ASSOCIATION, INTERNAL REGULATIONS, GUIDELINES, COMPLIANCE

Other rules governing the management and supervision of HVB Group derive from the parent bank's Articles of Association adopted by the Annual Meeting of Shareholders and the respective internal regulations adopted by the Board of Managing Directors and the Supervisory Board. Further applicable rules result from the insider trading regulations and the ad-hoc disclosure requirements prescribed by the German Securities Trading Act, as well as the Guidelines for Employee Dealings issued by the Bank. The latter, which are designed to effectively prevent insider trading in securities and derivatives, form an integral part of the employment contracts applying to every Bank employee. Compliance with these rules and regulations is monitored by the Bank's Compliance Officer. Furthermore, the Bank has issued Guidelines for Employee Conduct and Guidelines for Employees' Real Estate Dealings with the goal of preventing conflicts of interest related to real estate transactions. Finally, it is important in this context to mention the official pronouncements of the German Federal Supervisory Office for Financial Services, including, for instance, the Minimum Requirements for the Conduct of Trading Operations by Banks and the Minimum Requirements for the Organization of Internal Auditing.

CODE OF CONDUCT

Another set of rules applicable across the whole of HVB Group is the Code of Conduct. This code effectively summarizes existing regulations and principles of ethical conduct to create a binding standard of proper conduct for all HVB Group employees. The Code of Conduct is indicative of a basic attitude that is defined in the "Values of HVB Group." Its purpose is to effectively prevent questionable transactions and business practices. In the Corporate Responsibility Rating published by the rating agency oekom Research, HVB Group achieved first place among 92 competitors in the banking and financial services industry. (See also the section entitled "Sustainability Management".)

GERMAN CORPORATE GOVERNANCE CODE

The Corporate Governance Code published last year by the Government Commission for the German Corporate Governance Code summarizes the main laws and regulations applicable to the management and supervision of listed German companies, as well as internationally and nationally recognized standards of good and responsible corporate management. The German Corporate Governance Code contains mandatory rules that must be observed as a matter of law, as well as numerous suggestions ("may" provisions) and finally also a number of recommendations ("should" provisions). Enterprises may choose not to observe these recommendations for well-founded reasons specific to their particular industry or company. Nonetheless, they will be obligated, pursuant to Section 161 of the German Stock Corporation Act, to disclose and explain such cases of non-observance every year ("comply-or-explain" principle). In this manner, the code aims to increase the flexibility and promote the self-regulation of German enterprises.

EFFECTIVE CORPORATE SUPERVISION

The parent bank has long been occupied with corporate governance considerations. Important duties of the Supervisory Board were already being performed by a working committee when the Supervisory Board was reorganized in 1999 with a view to providing modern, effective corporate supervision. At this time additional duties were delegated to several newly established committees of the Supervisory Board. (See below under "Supervisory Board.") The Board of Managing Directors and the Supervisory Board of the parent bank welcome the adoption of the German Corporate Governance Code because it contributes to a better understanding of the management and supervision mechanisms of German joint stock corporations. HVB did not find it necessary to make any significant changes to the interaction between its Board of Managing Directors and its Supervisory Board as a result of the recommendations and suggestions contained in the code. In their statement of compliance dated December 3, 2002, therefore, the Board of Managing Directors and the Supervisory Board declared that the parent bank complies with the recommendations of the Code with only a few exceptions (see below). Furthermore, the Supervisory Board took the adoption of the Code as an opportunity to formulate new internal regulations which now incorporate practically all the provisions of the code that are relevant to the work of the Supervisory Board.

STRUCTURE OF THE CODE OF CONDUCT

A. Ethical Principles

B. General Orientation
- Behavior in conflicts of interest
- Rules of personal behavior toward customers, competitors, and employees
- Compliance with insider trading rules

C. Specific Guidelines
- Fighting bribery and corruption
- Combating money laundering
- Commitment to environmental protection

D. Controlling and Sanctions
- Individual procedure in conflict cases
- Internal guidelines and controls
- Possible HVB Group sanctions

SHAREHOLDERS, ANNUAL GENERAL MEETING

The shareholders exercise their rights in the Annual General Meeting of Shareholders. This encompasses adopting resolutions on a wide range of matters, including the appointment of shareholder representatives to the Supervisory Board, the discharge from liability of the Board of Managing Directors and Supervisory Board, the appointment of the independent auditor, amendments to the Articles of Association, capital-raising measures, intercompany contracts, and conversion measures. The ordinary Annual General Meeting of the parent bank, which is convened by the Board of Managing Directors, usually takes place in the first half of every year. At the Bank's Annual General Meeting, shareholders may exercise one vote per share, with the exception of the non-voting preferred shares held by a public law foundation. These preferred shares, which represent 2.7% of the Bank's share capital, date back to the merger of Bayerische Staatsbank with Bayerische Vereinsbank (now known as Bayerische Hypo- und Vereinsbank AG) in 1971. The shareholders may exercise their voting right in person or appoint a proxy to vote on their behalf.

RISK REPORTING

The Bank's Board of Managing Directors informs the Supervisory Board regularly, promptly and comprehensively about all matters relevant to the planning and strategy of the Bank, its business development, risk situation, and risk management. It is essential for risk that could possibly endanger the continued existence of the Bank to be detected at the earliest possible time. In recognition of this, the Supervisory Board is given an exhaustive annual report on the Bank's market risks, credit risks, and country risks, in addition to the ongoing reports on the subject of current risks. For more information about the comprehensive system of risk monitoring and management that was introduced by the Board of Managing Directors several years ago, please see the Risk Report in the Financial Section of the Annual Report.

BOARD OF MANAGING DIRECTORS: STRUCTURE, DUTIES, COMPENSATION, CONFLICTS OF INTEREST

The merger of HYPO-BANK with Bayerische Vereinsbank and the integration of the Bank Austria Creditanstalt Group into HVB Group have caused the Bank to grow substantially larger in the last few years. To accommodate these changes and to contend with the difficult banking industry environment, the Board of Managing Directors introduced a new corporate structure, effective January 1, 2002. Under this new structure, the management of HVB Group is sub-divided into a strategic, Group-level function and an executive function bearing responsibility for the individual business segments. The Group Board is responsible for the strategic management of the corporate group. Following yet another adjustment to reflect the changed economic environment, this board will consist of six members as of April 1, 2003. Operational, market-oriented responsibility lies with the three business segments: Germany, Austria & Central and Eastern Europe, and Corporates & Markets. The first executive management level in the three business segments consists of the divisional boards. These boards bear responsibility for the operational management of their respective business segments. The Group Board is supported by a Group Corporate Center, which performs corporate functions (such as Controlling). The heads of the corporate centers and the service divisions, together with the divisional board members of the business segments, constitute the first executive management level within the corporate group.

As members of a collegial board, the managing directors bear joint responsibility for the management of the company. Following the introduction of the new corporate management structure, the Board of Managing Directors, in consultation with the Supervisory Board, adopted new internal regulations to govern its work. As a collegial board, the Board of Managing Directors elects a Board spokesman by unanimous vote and with the full agreement of the Executive Committee of the Supervisory Board. Effective January 1, 2003, there was a change in the office of the Board spokesman. Dieter Rampl was elected spokesman of the Board of Managing Directors, succeeding Dr. Albrecht Schmidt in this function, who therefore gave up his seat on the Board as of December 31, 2002. Originally, this management change was not scheduled to take effect until after the Annual Meeting of Shareholders on May 14, 2003. However, in view of the huge challenges facing the banking industry in Germany, the move was brought forward to the start of the 2003 fiscal year. The motivation for this decision was to minimize the transition phase, during which lines of responsibility are not so clearly defined. Under a resolution of the Munich Register Court, Dr. Schmidt was appointed to the Supervisory Board to replace Dr. Richard Trautner, who had resigned his seat on this Board for this purpose. Dr. Schmidt was also elected by the members of the Supervisory Board to serve as the new chairman of that body. Kurt F. Viermetz, the previous chairman of the Supervisory Board, had earlier given up his position for this purpose. Mr. Viermetz was elected by the Supervisory Board to serve as deputy chairman, and hence continues to serve on the Executive Committee of the Supervisory Board.

To ensure that corporate management is suited to promote the long-term creation of company value, the compensation paid to members of the Board of Managing Directors is made up of a fixed salary component, a performance bonus, and finally a stock bonus designed as a long-term incentive. Each one of these components represents about one third of the total compensation of a managing director. The size of a managing director's performance bonus depends on the success he achieves in his area of responsibility. The stock bonus (restricted stocks) depends on the market performance of the HVB share. Shares are allotted primarily in line with the average price of the HVB share in comparison to the weighted average price during the past fiscal year of a benchmark basket composed of at least eight stocks of European financial institutions of similar size and structure as HVB. If the HVB share price matches the comparative index, shares can be allotted only up to a predefined value. If the average price of the HVB share outperforms or underperforms the average price of the comparison index, the euro amount can be higher or lower, respectively, although a limit is set on the upside potential. Board members may dispose of 50% of the shares allotted as the stock bonus immediately, paying the applicable taxes thereon, but they can sell the remaining 50% of these shares only after a period of three years. This means that they are personally affected by the performance of the company's share. A summary of the compensation components extended in total to the members of the Board of Managing Directors in 2001 and 2002 can be found in the Financial Section.

Managing directors are required to report any conflicts of interest to the Supervisory Board without delay. Significant personal transactions involving the company and the assumption of other professional duties, especially supervisory board mandates for companies not affiliated with HVB Group, require the consent of the Supervisory Board. A summary of the mandates held by the members of the Board of Managing Directors is published in the Annual Report of the parent bank. (For ordering information, please see the Financial Calendar.)

SUPERVISORY BOARD: COMPOSITION, COMMITTEES, COMPENSATION, CONFLICTS OF INTEREST

The Bank's Supervisory Board consists of 20 members, 10 of whom elected by the Annual Meeting of Shareholders and ten by the employees of the company in accordance with the German Co-Determination Act.

To support its work, the Supervisory Board has established five committees, to which important duties have been delegated. The Executive Committee, comprising the chairman of the Supervisory Board and two deputy chairmen, is responsible for appointments to the Board of Managing Directors, succession planning, and the preparation of draft resolutions for the agenda items of

SUPERVISION AND MANAGEMENT STRUCTURE OF HVB GROUP


Supervisory Board
20 members
–Executive Committee
–Business Development and Credit Committee
–Audit Committee
–Trust Business Committee
–Negotiating Committee
Supervision
Group Board
6 members*
Strategic management
First executive management level
Group Corporate Center
Group managing directors
Germany Business Segment
Divisional board
Operational responsibility
Austria/CEE Business Segment
Divisional board
Operational responsibility
Corporates & Markets Business Segment
Divisional board
Operational responsibility
COO

* from April 1, 2003

Supervisory Board meetings. The Business Development and Credit Committee advises the Board of Managing Directors on matters of strategic positioning and the general business development of the Bank, and on the development of the individual business segments. The Audit Committee works closely together with the independent auditors and reviews the findings of the internal auditing department. The Trust Business Committee deals with the development of customer assets managed by the Bank, and oversees compliance with applicable laws, regulations and rules. The statutory Negotiating Committee is responsible for submitting proposals to the Supervisory Board relative to the appointment of members to the Board of Managing Directors in cases when the Supervisory Board cannot produce the necessary two-thirds majority of all members in voting on the appointment of managing directors.

The duties performed last year by the committees are described in more detail in the Report of the Supervisory Board. Details about the composition of the committees may be found in the section "Supervisory Board."

In accordance with Article 16 of the Articles of Association, the members of the Supervisory Board receive a fixed remuneration of €15,000 and a variable, dividend-dependent remuneration of €400 for each €0.01 dividend paid above the amount of €0.12 per share. The chairman and deputy chairmen receive, respectively, twice and one and a half times the above remuneration. Furthermore, the Supervisory Board is entitled to a fixed total remuneration of €370,000, which is distributed among the committee members on the basis of a corresponding Supervisory Board resolution. Additional information on the subject of compensation can be found in the notes to the financial statements.

Under its internal regulations, every member of the Supervisory Board is obligated to report any conflicts of interest to the board. A summary of the outside directorships held by members of the Supervisory Board or similar supervisory boards of business enterprises in Germany or abroad is published in the Annual Report of the parent bank. (For ordering information, please see the Financial Calendar.)

AUDIT OF THE ANNUAL FINANCIAL STATEMENTS

As part of the groundwork for the proposal for the election of the independent auditor by the Annual Meeting of Shareholders to be held on May 14, 2003, the Audit Committee of the Supervisory Board conducted a thorough review to assess the independence of the auditor. For this purpose, the committee requested and obtained a statement from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft indicating the extent of professional, financial or other relationships between KPMG and its governing boards and audit directors, on the one hand, and HVB and its subsidiaries and board members, on the other. The statement also provided an indication of the extent of other services, particularly consulting services, provided to HVB and its subsidiaries last year and agreed on for 2003. The committee discovered nothing to suggest that the independence of the auditor is not adequately assured. Furthermore, the Audit Committee has looked in detail at the judgment of the German Supreme Court dated November 25, 2002, in which a lack of impartiality on the part of KPMG as independent auditor for fiscal 1999 was assumed. The committee came to the conclusion that this judgment is not an impediment to the appointment of KPMG as independent auditor for 2003, since the reasons for the court's assumption have not been applicable since 2000 and no longer have any effect. KPMG has taken steps internally to ensure that this is the case.

TRANSPARENCY AND DISCLOSURE OF FINANCIAL DATA

Complete transparency in the management and supervision mechanisms is an important prerequisite for ensuring the trust and confidence of investors in the management and supervision of the company. It is very important, therefore, to provide prompt, consistent information about the company's affairs to shareholders and capital market players. Such information is provided in the form of press releases, financial reports, and also ad-hoc announcements when circumstances that could affect the price of the company's share are found to exist (see the section entitled "The HVB Share"). The scope of such information published by the Bank, including on the Internet, has grown considerably over the last few years. Besides press releases, the company also publishes annual and quarterly reports, information about the members of the Board of Managing Directors and the Supervisory Board, the Articles of Association, the invitation to the Annual General Meeting of Shareholders and counter-proposals, information about the securities dealings of board members pursuant to Section15a of the German Securities Trading Act ("directors' dealings"), the statement of compliance with the Corporate Governance Code, and a financial calendar.

STATEMENT OF COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE

In accordance with Section 161 of the German Stock Corporation Act, the Board of Managing Directors and the Supervisory Board filed a statement of compliance with the German Corporate Governance Code on December 3, 2002 and made it publicly available on the company's website (www.hvbgroup.com) on December 4, 2002. As indicated in the statement of compliance, Bayerische Hypo- und Vereinsbank AG complies with the recommendations of the Code with only few exceptions. The exact wording of the statement is as follows:

"In accordance with Section 161 of the German Stock Corporation Act, the Board of Managing Directors and the Supervisory Board declare that Bayerische Hypo- und Vereinsbank Aktiengesellschaft complies with the recommendations of the "Government Commission on the German Corporate Governance Codex" with the following exceptions:

– Clause 2.3.3 "... The Board of Managing Directors will see that a representative is appointed to exercise the voting rights of shareholders according to their instructions."

We wish to point out here that our company has issued bearer shares and thus has no register of names which can be consulted as a basis for an electronic system to identify shareholders. Implementation of the recommendation to the extent that, for example, instructions can be given via the Internet therefore requires that such a system first be developed for bearer shares. This notwithstanding, an employee will be present, as in the past, at our Annual Meeting of Shareholders whom shareholders who wish to leave the Annual Meeting of Shareholders early can empower to exercise their voting rights according to their instructions.

– Clause 3.8. "... In the event that the company takes out D&O insurance for the Board of Managing Directors and the Supervisory Board, an appropriate deductible will be agreed."

We do not consider the recommendation concerning such a deductible necessary or reasonable. Acting responsibly is a natural obligation for all board members. Moreover, the D&O insurance serves primarily to secure important risks of the company itself and only thereafter to protect the assets of the board members.

– Clause 4.2.3 "... A subsequent change of the performance targets (when fixing variable compensation components with long-term incentive effect for members of the Board of Managing Directors) should be excluded."

We adhere to this recommendation in principle, but wish to point out that one compensation component, the stock bonus, depends on the development of the stock price of HypoVereinsbank compared to the stock price of a comparable basket of at least eight European financial institutions of similar structure and size, whereby individual banks in this comparison basket may be removed in the event of unforeseen events (such as mergers).

– Clause 5.4.5 "... In addition, compensation paid by the Company to members of the Supervisory Board or advantages granted for personally provided services, notably advisory and agency services, shall be published separately on an individual basis in the Notes to the consolidated financial statements."

"Here we would like the matter as a lump-sum figure."

Furthermore, no such compensation or advantages were granted during the year under review (see the Financial Section of the Annual Report).

The listed, consolidated subsidiaries DAB Bank AG, HVB Real Estate Bank AG, Württembergische Hypothekenbank, and Vereins- und Westbank have also filed statements of compliance with the German Corporate Governance Code in respect of their company-specific requirements.

Munich, March 26, 2003

The Board of Managing Directors

The Supervisory Board

The HVB Share

- HVB share caught in tumbling global capital markets
- DAX sheds 44%; worst performance in post-war Germany
- Decline in portfolio value explains most of fall in HVB share price
- Spin-off of commercial real estate finance operations slated for fall 2003 as part of transformation program
- Dividend payment suspended, reflecting poor operating results

DAX RECORDS WORST PERFORMANCE IN POST-WAR GERMANY

HVB SHARE HIT BY FALLING PRICES OF THE BANK'S HOLDINGS

After outperforming the benchmark DAX and EuroSTOXX 50SM indexes until the first half of 2002, the HVB share found itself caught up in the turbulence of collapsing markets. At the start of last year, international investors were still predicting that the economy would pick up in the second half. As the year wore on, however, they were forced to drastically amend this view. Worse economic data than expected combined with spectacular accounting scandals in the United States to shatter the confidence of investors worldwide. And the prospect of war against Iraq has further reduced the willingness to invest in equity markets. This trend has continued into the early months of 2003.

German stocks came under particular pressure in this environment. The DAX shed some 44% of its value over the course of the year, thus recording the highest fall in value since the currency reform in 1948. Especially stocks sensitive to the business cycle – like the HVB share – were underweighted in the portfolios. Given the size of our lending book – the largest among European banks – even a minor change in the provision rate occasioned by a stalling economy has a big impact on the Bank's results.

In addition, our share suffered particularly badly from the decline in the value of our investment portfolio, notably our holdings in Allianz and Munich Re. This had direct impact on the net asset value (NAV) of the HVB share, which declined some €17.12 per share. This factor alone explains most of the €19.10 decline in the share price last year. Nevertheless, the NAV of around €27.55 at year-end 2002 was well above the year-end closing price of €15.22.

With our transformation program in 2003, we will create the basis for a return to an appropriate valuation of our share. As the premier bank in the heart of Europe, we will concentrate on our core competence of banking operations involving European retail and corporate customers. We are committed to redimensioning our global activities to reflect this mission. At the same time, it is important for us to limit the impact of the economic cycle on our performance. Consequently, we intend to sharply reduce our risk assets and optimize risk management. We also continued to pare back our portfolio of holdings again last year, by, for instance, selling our 1.6% holding in Allianz hedged at the beginning of 2001.

The priority through year-end 2003 is to reinforce our capital base. By implementing the transformation program, we aim to achieve a core capital ratio of up to 7% by the end of the year.

HVB SHARE RELATIVE TO DAX 30 INDEX


HVB share price from January 1 to December 31, 2002, in €
45
35
25
15
DAX 30 indexed to HVB
HVB share
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

WEIGHTING OF THE HVB SHARE IN THE MOST IMPORTANT INDEXES AT DECEMBER 31, 2002

	Weighting	Ranking
DAX	1.69%	15
CDAX Banks	13.85%	2
EuroStoxx 50SM	0.43%	50
EuroStoxx Banks	1.59%	29

KEY RATIOS OF THE HVB SHARE BASED ON AVERAGE NUMBER OF SHARES

in €	2002	2001
Average number of shares, in millions	536.3	536.1
Number of shares at Dec. 31, in millions	536.3	536.3
Operating profit (loss) per share	–1.19	2.79
Net income (loss) before taxes per share	–1.53	2.89
Earnings per share excl. amortization of goodwill	–0.81	2.35
Earnings per share	–1.55	1.75
Net asset value per share	27.55	44.67
– Adjusted shareholders' equity*	27.32	29.39
– Price and property reserves	0.23	15.28
Dividend per share of common stock	—	0.85
Dividend per share of preferred stock	—	0.93
Share price at year-end	15.22	34.32
High	42.55	68.06
Low	11.75	27.40

* Net asset value based on subscribed capital, additional paid-in capital, and retained earnings, excluding goodwill

SIGNIFICANT SHAREHOLDINGS OF HVB GROUP AT DECEMBER 31, 2002

in %	Share of capital held
Allianz AG	4.6
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft	13.2

SPIN-OFF OF COMMERCIAL REAL ESTATE FINANCE BUSINESS SLATED FOR FALL 2003

HVB Group currently encompasses two different business models, each with its own specific profile: European retail and corporate customer operations, and commercial real estate finance. Given the divergent nature of this structure, we have decided to spin off commercial real estate finance into an independent corporate group: the Hypo Real Estate Group. The Annual General Meeting of Shareholders on May 14, 2003 will decide on the spin-off.

The stock-related technicalities related to this move are slated for the fall of 2003. The envisaged process allows for every HVB Group shareholder to receive new shares in the Hypo Real Estate holding company in addition to each HVB share on a proportionate basis. At the cut-off date, the price of the HVB share will fall an imputed amount equal to the amount at which the corresponding Hypo Real Estate holding company shares are valued. This means that there is no change in the shareholder's investment; it is merely spread over two different shares. Thereafter they will move independently of each other, with their share prices determined only by the respective company's performance. Investors have the advantage of being able to place their capital where they deem best, depending on their personal view of the two institutions' future performance: in the HVB share, to invest in the premier retail and corporate bank in the heart of Europe; or in Hypo Real Estate holding company stocks, to back the quality-leading institution specializing in international commercial real estate finance.

The aggregate market value of the two separate banks should rise above the theoretical value of a common corporate group in the medium term. This stems in part from the ability to make more accurate valuations and from greater transparency. Added to this are the efficiency gains realized by concentrating on core business and the related reduction in complexity. The economic rationale is explained in detail in the section on the transformation of HVB Group elsewhere in the Annual Report.

DIVIDEND PAYMENT SUSPENDED TO PROTECT CAPITAL BASE

Given the unsatisfactory income situation, we have decided not to pay a dividend for 2002; at the same time, we are committed to providing our shareholders with an appropriate return on the success of HVB Group. Hence we are holding to our principle of a continuity-driven dividend policy. In order to create the conditions needed to do this, it is important for us to bolster our capital base, as this is what enables us to operate effectively. The goal is to increase the core capital ratio from 5.6% at year-end 2002 toward 7% by the end of 2003. The steps initiated with this in mind are described in detail in the special section, "Transforming HVB Group," elsewhere in the Annual Report. A dividend payment would give rise to a direct outflow of capital, making it harder for us to hit our targets.

Naturally, we will continue to fully service all subordinated liabilities – i.e. participating certificates and hybrid capital instruments – as usual.

DEVELOPMENT OF PRICE AND PROPERTY RESERVES



€ billions
12.0
9.0
6.0
3.0
11.9
8.2
0.1
00
01
02

DIRECT COMMUNICATION WITH GLOBAL INVESTORS

We continued to apply and expand our targeted communications policy toward the capital market in the year under review. Even in challenging times, our mission is to act as a bridge between company and capital market, guaranteeing a bilateral flow of information. This provides the platform for adequately incorporating the wishes and expectations of our shareholders in HVB Group's strategic planning processes.

Last fiscal year, we concentrated our efforts notably on direct communications with the largest investors worldwide. With this in mind, we staged our first-ever Investors' and Analysts' Day, at which each Group Board member presented his personal area of responsibility and answered questions put by the numerous capital market specialists in attendance.

Alongside our regular conference calls and analyst meetings, investor conferences, roadshows in Germany and elsewhere, and the numerous group discussions and one-on-one meetings, we have incorporated the annual Investors' and Analysts' Day as a fixed date in our agenda.

Our capital market communications in the year under review centered on various key themes: we introduced the new organizational and management structure along with the efficiency-enhancing measures associated with HVB's internal expansion program. In addition, we presented our transformation program, including the spin-off of our commercial real estate finance activities to an independent corporate group.

Our toll-free hotline for German and Austrian shareholders was again used heavily last year. Especially private investors appreciate this direct way of contacting the responsible investor relations managers. We have expanded and simplified our IR homepage in order to provide information in an even clearer form for this target group in particular. The new site went live on January 1, 2003.

Even in these difficult times, HVB Group's capital market communication program is rated highly by finance professionals. In the prestigious survey of international investors and analysts conducted by Reuters, the HVB Group Investor Relations team ranked in the top five of all continental European banks.

HVB GROUP
SHAREHOLDER STRUCTURE

Interest in share capital, in %


AV-Z 5.13
E.ON 6.54
Munich Re 25.59
Free float 62.74



Transforming HVB Group

- Refining the business model as the premier bank in the heart of Europe
- New management structure: Resizing business activities and closely integrating all corporate units
- Spinning off the commercial real estate finance business into the independent Hypo Real Estate Group
- Wide-ranging measures to reduce risk assets: Enhancing profitability and capital base
- Short- and medium-term goals: Boosting shareholder value

2003 TRANSFORMATION PROGRAM SHARPENS HVB GROUP PROFILE AND CREATES VALUE

HVB GROUP: THE PREMIER BANK IN THE HEART OF EUROPE

With 8.5 million customers, HVB Group is today's premier bank in the heart of Europe. It has one of the largest and most diversified regional sales platforms of all Europe's major banks. HVB Group is the second-biggest bank in Germany, the clear leader in Austria, and the premier bank in the emerging markets of Central and Eastern Europe (CEE). After ten years of external growth driving both domestic and cross-border consolidation, we have succeeded in positioning HVB Group as a pan-European financial service provider. HVB Group is now entering a phase in which boosting the corporate group's profitability has top priority, and we are honing our competence profile on the marketplace.

STRATEGIC GOALS OF TRANSFORMATION: VALUE CREATION AND CAPITAL STRENGTH

HVB Group is making a strong response to the challenges of weak markets and poor results.

In implementing the transformation program, we are gearing HVB Group – the premier bank in the heart of Europe – solely to operations involving European retail and corporate customers. Competencies in structured finance and focussed capital market operations round out our profile. We are looking to resize all of our activities to match this mission and integrate the corporate units more closely. A new management structure is intended to reinforce the European business focus and support the value-based reallocation of resources. Our prime objectives are to boost operational value creation and restore a strong capital base, with a core capital ratio of up to 7% by year-end 2003.

NEW GROUP MANAGEMENT: GEARED TO EUROPE...

With effect from January 1, 2003, HVB Group has adopted a new management structure, under which the Bank is divided into three business segments: Germany, Austria & Central and Eastern Europe (Austria/CEE), and Corporates & Markets. In Germany, HVB Group is concentrating on further enhancing efficiency and tapping every means of boosting operating performance. The priority in Austria is to expand our market leadership in terms of quality; in the markets of Central and Eastern Europe, we aim to continue growing profitably, building on our already high level of market penetration. Our global business activities are being geared to this business purpose. We have integrated the Wealth Management segment, with Activest, our asset management arm, and private banking being assigned to the Germany



NEW HVB GROUP
MANAGEMENT STRUCTURE
HVB Group Board
Wealth Management
Germany
Austria/CEE
Corporates & Markets
Real Estate
Spin-off
Hypo Real Estate Group

segment, thus directly linking them with the primary customer process. We also intend to spin off large parts of the Real Estate business segment, as described below. This will no longer be maintained as a corporate business segment.

...WITH CLOSELY INTEGRATED GROUP COMPANIES

In a further big change, we have created the function of a central Chief Operating Officer (COO) on the HVB Group Board. This new position for the management of corporate resources is intended to optimize the use of existing potential among the regional business segments covering Germany, Austria and CEE, and to tap into additional synergies within the Group. In addition to the measures aimed at reducing administrative expenses on the operational side, we consider the closer integration of all HVB Group units to be a key condition for optimizing our structural costs. With this in mind, we aim to interlink all corporate units more tightly in their back office activities, processes and IT in order to reduce complexities in the corporate group and to boost the efficiency of the infrastructure. And we will systematically explore all avenues for outsourcing processing activities and production structures. All in all, we aim to fully streamline the corporate organization by gearing the functional aspects of our business segments and subsidiaries more toward sales.

TRANSFORMATION MILESTONE: SPIN-OFF OF COMMERCIAL REAL ESTATE FINANCE

Up until now, HVB Group has combined two completely different business models in the form of retail and corporate customer operations plus commercial real estate finance. We now wish to clearly differentiate these heterogeneous models. In order to accelerate the transformation in terms of the strategic resizing of HVB Group and the reduction of risk assets, we are planning to spin off the commercial real estate finance business as the first major milestone in the program.

HVB Group will release its German mortgage banking subsidiaries and divest itself of its international real estate finance activities by transferring them to the new Hypo Real Estate Group. The parent bank's portfolio of domestic commercial real estate loans will be retained within the Germany segment and will be run down over the next few years. Construction finance for retail customers in the Germany segment will, however, remain a flagship product in HVB Group's retail operations. By taking the step of fully discontinuing our historical core business, HVB Group is underscoring its willingness to undertake consistent structural measures in the interest of our shareholders.



HYPO REAL ESTATE GROUP AS AN INDEPENDENT REAL ESTATE ENTITY WITH A STRONG MARKET POSITION...

After the spin-off from HVB Group, the Hypo Real Estate Group will be an independent corporation with a separate stockmarket listing. HVB Group will not hold a stake in the Hypo Real Estate Group. We expect the move to create more value for our shareholders in the long run. With risk assets of €57 billion, the Hypo Real Estate Group will be the second-biggest provider of finance to commercial real estate customers in Germany and, as such, one of the biggest institutions in Europe.

Over the last few years, HVB Group has constantly expanded its international real estate finance activities and turned them into a profitable business model. Hypo Real Estate Group will build on this foundation to position itself as an institution specializing in international commercial real estate finance. HVB Group will transfer the expertise, innovative strength and flexibility it has built up in international operations to the new corporate group and pursue its selective expansion strategy in attractive international markets. With a view to enhancing profitability in its domestic operations over the next few years, the Hypo Real Estate Group intends to systematically implement in all corporate units the business model based on strict risk-adjusted pricing that it has established in its international operations. The Hypo Real Estate Group will significantly cut back the volume of its portfolios in commercial real estate finance in Germany in favor of a higher proportion of international business.

...AND A STRUCTURE REFLECTING THE DIFFERENT BUSINESS MODELS

The corporate group will be headed by a listed financial holding company with stakes in three operational banking units: Hypo Real Estate Bank International will incorporate the foreign real estate units. Württembergische Hypothekenbank is to closely align its operations with Hypo Real Estate Bank International; the newly formed Hypo Real Estate Bank Germany will consist of the current HVB Real Estate Bank and Westfälische Hypothekenbank. For this domestic operator, HVB Group is committed to providing a limited guarantee to cover loan default risk. All three institutions will have a solid equity base. This ensures that they will each have adequate capital ratios for their respective business models. The Hypo Real Estate Group's structure is based on a distinct income statement for each of its units, which guarantees a high level of transparency across its value-creation processes. We will submit the spin-off of the Hypo Real Estate Group to our shareholders for approval at the Annual General Meeting of Shareholders on May 14 this year.

REAL ESTATE SPIN-OFF



Planned target structure
Hypo Real Estate Group
Hypo Real Estate Bank International
Hypo Real Estate Bank Germany
Württembergische Hypothekenbank
International real estate units
HVB Real Estate Bank
West Hyp

REDUCING RISK ASSETS: WIDE-RANGING PACKAGE OF MEASURES AIMED AT ENHANCING PROFITABILITY AND CAPITAL BASE

HVB Group is looking to further sharpen the focus on its core business and simultaneously make its lending portfolio less prone to the economic cycle. Consequently, the Board of Managing Directors has decided to reduce risk assets in the corporate group approximately €100 billion, or one third. No less than €57 billion of this total will be achieved through the spin-off of commercial real estate finance. An additional sum of approximately €40 billion relates to a wide-ranging package of measures calling, among other things, for HVB Group to divest holdings and activities that do not generate any strategic or operational value within the individual segments. The disposal of numerous shareholdings – such as a part of our holding in Allianz or our Banco BBA subsidiary in Brazil – last year and at the beginning of 2003 mark the first milestones in this program. We expect to step up these processes during the current year, allowing us to make significant adjustments to our corporate structure.

In addition to disposing of holdings, we intend to sell off entire loan portfolios. The measures aimed at achieving this include the resizing of our activities outside Europe, the scaling-back of the commercial real estate finance portfolio remaining with HVB Group, and the disposal of our real estate business in the United States. We will also transfer rising volumes of risk to the capital market by way of securitization. The outcome will be a considerably enhanced risk profile. We intend to implement this package of measures over the course of the year with a view to pressing ahead with the integration of our European franchise and boosting our profitability and capital base more rapidly. At the same time, we will be able to roughly halve the annual refinancing volume on the capital market, to approximately €20 billion.

TIGHTER COST CONTROLS ON THE OPERATIONAL SIDE

This year we will again forge ahead with the cost-cutting measures targeting the operational side of the business. We exceeded our original target for administrative cost reductions in 2002 by achieving more than 8 percent. This has put us on course to meet and exceed our cost targets earlier than expected. We are confident that we can push our administrative expenses below €7 billion in 2003. Further adjustments to our personnel capacity are inevitable above and beyond the 9,100 positions already announced. We will, however, exclude the sales units from this process. To support the transformation program, HVB Group has created a restructuring provision which is already included in the annual financial statements for 2002.

CLEAR BENEFITS FOR SHAREHOLDERS: BOOSTING SHAREHOLDER VALUE

As the premier bank in the heart of Europe, HVB Group is launching its transformation program to focus on operations involving European retail and corporate customers. This move will see us exploit all the openings available to boost efficiency and foster organic growth. We are redimensioning the corporate group with a management structure fully geared to the business mission, and integrating all the Group companies more closely in order to realize additional synergies. A comprehensive package of measures has been drawn up to enhance profitability and bolster the capital base. The financial conditions required to underpin the transformation have been clearly defined.

Our financial targets for the current year relate primarily to further efficiency enhancements and a sharp reduction in risk provisions. HVB Group is not, however, pinning its hopes solely on cost-cutting. The key factor, we believe, is to permanently boost the profitability of our customer operations to a level reflecting our strong market position in Europe. In 2003 we are committed to achieving a lasting improvement in our operating performance by building on this principle. At the same time, HVB Group aims to reinforce its capital base with a view to raising its core capital ratio toward 7% at year-end 2003. By constantly enhancing our profitability, we are looking to cover our cost of capital again in the medium term before going on successively to exceed this mark in order to offer our investors an attractive investment option.



General Economic Climate

The hoped-for economic recovery failed to materialize last year, although sentiment in the summer still pointed toward an upswing. However, renewed falls on the stock-markets coupled with ongoing structural weaknesses prevented a broad-based upturn. Private consumption in the United States continued to spur optimism, but the mood was depressed by declining demand for capital spending from companies together with retreating fiscal stimuli. Persistently weak domestic demand allied with unresolved structural difficulties in the financial sector caused the Japanese economy to shrink year-on-year. Robust growth in gross domestic product (GDP) was recorded solely by the countries of emerging Asia.

The 0.8% growth posted by the European economy also lagged far behind its long-term trend. The danger of recession was very real at times, particularly in Germany.

- The German economy expanded 0.2% in 2002 (2001: 0.6%), slower than the euro-zone average for the tenth year in a row.
- Inflation averaged 1.4% after 2.0% one year earlier.
- Unemployment rose yet further, with the total at the end of 2002 up 200,000 over the previous twelve months.
- The current account surplus widened from 0.1% of GDP in 2001 to 2.5%.
- The public-sector deficit deteriorated from 2.8% of GDP in 2001 to 3.6%.

GDP growth in Austria also remained well below trend in 2002, totaling 0.9% after 1.0% in 2001. The country's inflation rate declined to 1.7% from 2.7% in 2001.

The economies of Central and Eastern Europe proved extremely robust again last year, driven primarily by strong domestic demand. The only exception is Poland, where GDP growth, at 1.2% (2001: 1.0%), remained below the average for this region.

Outlook

GENERAL ECONOMIC OUTLOOK FOR 2003

The global economy is in a phase of persistently slow economic growth, with structural weakness continuing to hinder a full-scale recovery. Nor will a resolution of the Iraq conflict yield a long-term improvement in growth prospects.

The prospering regions of Central and Eastern Europe and emerging Asia have not yet acquired sufficient weight to drive global growth. Consequently, an economic upswing will again hinge on developments in the United States, where rising military and security spending are spurring growth alongside the tax-reduction package slated for the second half of the year. All in all, GDP growth is expected to touch 2% in the United States this year.

With growth totaling a meager 1¼%, the euro area is expected again this year to be among the weakest regions internationally. The situation in Germany is particularly critical. Corporate and consumer confidence have been hit by a number of coinciding factors: a need for budgetary consolidation following the implementation of an excessive deficit procedure under Europe's growth and stability pact; a prolonged rise in unemployment and corporate bankruptcies; and the need for a viable reform of the social welfare system. The slow economic recovery – we project growth of around 1% – is being driven primarily by exports. We also expect expansion to total no more than 1½% in Austria, given the weak global environment. In Central and Eastern Europe, growth rates stabilized at around 3½%.

The weak earnings prospects for companies coupled with a reduction of overcapacity in certain industries suggest that corporate bankruptcies will continue to rise. In all probability, 2003 will again prove a difficult year for the capital markets and the European banking sector. With growth prospects remaining poor and inflation in check, short-term interest rates can be expected to remain roughly stable. At the same time, though, persistent uncertainty is likely to keep volatility high, both for securities with longer maturities and on the stockmarkets in general.

KEY FIGURES FOR 2003 PLANNING

Our projections are based on conservative assumptions:

- Gross domestic product will grow 1% in Germany; the global economy will stabilize, but there will be no full-scale recovery.
- Continuing low inflation (1½%).
- Long-term interest rates will remain between 3¾% and 4½%.
- German government subsidies for private pension schemes will stay in place.
- Reform of social welfare systems will start.

RESULTS TRENDS

Based on these assumptions, we anticipate the following trends in our own results:

- Taking everything into account, we expect to see a lasting improvement in our results in 2003. Due to the state of the economy, we envisage no major improvement in earnings, nevertheless a further sharp fall in administrative expenses, and a much lower level of risk provisions.
- On the earnings side, we project the planned sharp reduction in risk assets and the poor economic prospects to have a negative impact on net interest income, although we also assume that lending margins will continue to rise. Net commission income should increase again, albeit from a low level last year. This does, however, presuppose a recovery in the securities business over the course of the year. As in 2002, we foresee good results from our trading activities. We expect our balanced regional diversification in Europe and our strong market position in Austria and Central and Eastern Europe to have a positive impact on our performance. This will result in the proportion of earnings generated outside Germany rising further.
- We have launched a transformation program and are stepping up our efforts to optimize costs and more closely integrate all Group units in order to achieve additional synergies. We expect administrative expenses, on the basis of the old corporate structure, to be significantly below €7 billion at year-end 2003.
- In terms of risk provisions, the first signs of respite are in sight. Following the cyclical culmination of loan default risk and the measures taken to streamline our portfolios last year, we have created the right conditions for an incremental return to normalized net addition rates. In 2003, we expect the need for risk provisions to be significantly lower, but still above average.
- Another consequence of the reduction in risk assets will be a higher core ratio, which we aim to raise toward 7% by the end of the year.
- Starting in 2004, we expect to see our return on equity reach and exceed the level of our cost of capital. In the medium term, we are looking to achieve a return on equity after taxes in excess of 10%, and a cost-income ratio of 60%.

GROWTH RATES IN IMPORTANT ECONOMIC REGIONS


in %
4
3
2
1
Poland
USA
Austria
Euro area
Germany
2002
2003
2004

Overview of Results

In this report, HVB Group is presenting its segment performance on the basis of the new corporate and management structure. HVB Group is now divided into three business segments: Germany, Austria & Central and Eastern Europe, and Corporates & Markets. The special report entitled "Transforming HVB Group" goes into the new structure in greater depth.

We are planning to spin off large portions of the commercial real estate business, which until now has been covered by the Real Estate business segment. Consequently, this business segment will be dissolved. The parent bank's existing domestic portfolio of commercial real estate finance will be shown under the Germany segment in the future and redimensioned over the next few years. Mortgage financing for retail customers is to remain a core operation of HVB Group.

With a view to tying our activities in asset management and private banking more closely to the primary customer process, we have transferred the Wealth Management segment to the Germany segment. Together with front-line units involved in business with high net worth individuals, Activest has been assigned to the Germany segment. Activities relating to the Austrian market come under the umbrella of the Austria/CEE segment.

Segment controlling is intended not only to document past events but also to provide a foundation for the future strategic management of the corporate group. The individual segment plans are folded into a Group plan in compliance with the resource allocation decisions taken by the Group Board. This applies especially with regard to equity tie-up and budgets for general administrative expenses.

OPERATING HIGHLIGHTS 2002

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consoli-dation	HVB Group new	Hypo Real Estate Group	Consoli-dation	Group
Net interest income	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
Provisions for losses on loans and advances	1,853	511	919	—	9	3,292	505	—	3,797
Net commission income	1,187	1,044	418	(2)	25	2,672	12	—	2,684
Trading profit	3	91	699	—	(6)	787	—	—	787
General administrative expenses	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
Balance of other operating income and expenses	28	24	30	(4)	102	180	14	(79)	115
Operating profit (loss)	**(870)**	**390**	**215**	**(45)**	**(303)**	**(613)**	**3**	**(28)**	**(638)**
Net income from investments	(99)	44	(267)	—	909	587	62	—	649
Balance of other income and expenses[1]	(438)	(115)	(100)	(115)	(59)	(827)	(5)	—	(832)
Net income (loss) before taxes	**(1,407)**	**319**	**(152)**	**(160)**	**547**	**(853)**	**60**	**(28)**	**(821)**
Core capital allocation	7,211	3,601	5,644	132	749	17,337	3,182	—	20,519
Total risk provisions	5,222	3,566	2,303	1,429	150	12,670	1,510	—	14,180
Return on equity after taxes (%) (excl. amortization of goodwill)	-15.0	8.1	-1.6	—	—	-2.6	0.3	—	-2.3
Cost-income ratio (%) (based on operating revenues)	76.4	71.2	55.2	—	—	72.0	33.3	—	69.1
Employees	22,297	28,655	3,964	414	9,107	64,437	1,489	—	65,926

[1] including amortization of goodwill and additions to restructuring expenses

Our Presence

PREMIER BANK IN THE HEART OF EUROPE

HVB Group is one of the five biggest banks in Europe. We are the leader in the heart of Europe, an economic area encompassing more than 200 million people in Germany, Austria, Poland, and other Central and Eastern European countries. In terms of growth and prosperity, this is one of the densest markets in the world.

Our market position will be reinforced by convergence in Europe, a process set to see countries like Poland, the Czech Republic, Slovakia, Hungary, and Slovenia join the European Union. We also have offices in the world's important financial centers.



HVB GROUP – THE LEADING DISTRIBUTION NETWORK FOR FINANCIAL SERVICES IN THE HEART OF EUROPE



International moscow bank
Russia No. 6, >4%
HypoVereinsbank
Germany No. 2, >5%
Bank BPH Bank PBK
Poland No. 3, >9%
HVB Bank
Czech Rep. No. 4, >5%
HypoVereinsbank
Bavaria No. 1, >15%
HVB Bank
Slovakia No. 5, >4%
Bank Austria Creditanstalt
Austria No. 1, >20%
HVB Bank
Hungary No. 5, >5%
Bank Austria Creditanstalt
Slovenia No. 8, >3%
HVB Bank
Romania No. 11, >3%
splitskabanka HVB Croatia
Croatia No. 3, >9%
BIOCHIM
Bulgaria No. 4, >7%

Germany Business Segment

- Earnings depressed by slumping market conditions: Dissatisfactory operating results and substantially higher risk provisions; losses before taxes total 1,407 million

- Germany segment reorganized to accommodate dissolved Real Estate and Wealth Management business segments

- Business model for retail banking and corporate finance successfully positioned in the market: Expansion of advisory competence and process improvements boost distribution power and efficiency

- Sales cooperation with the Munich Re Group exceeds expectations; consumer finance posts impressive gains

- Private banking and asset management: Asset management competence consolidated; quality of service offering upgraded

STRICT CUSTOMER FOCUS UNDERPINS BUSINESS MODELS

DISAPPOINTING EARNINGS IN 2002...

The segment results for 2002 already contain income and expenses from the parent bank's domestic commercial real estate portfolio. Over the next few years, this portfolio will be sharply reduced under the responsibility of the Germany segment. The segment results also reflect the performance of our German private banking and asset management activities.

The twin effects of the general economic weakness and the stockmarket downturn depressed the results of the Germany segment in 2002 by reducing net earnings and increasing the need for risk provisions. Although net interest income remained constant at the level of the previous year, net commission income tumbled as the securities business continued to declined.

...COSTS REMAIN STABLE DESPITE RESTRUCTURING EXPENSES...

The administrative expenses of the Germany segment fell despite the restructuring measures undertaken to boost efficiency and profitability. Thus, the capacity adjustment process was largely completed in 2002, especially in the retail banking sector. The Bank is on track with respect to the announced workforce reductions, and it has also achieved its goal of reducing the number of branches. Consequently, the Germany segment now has a much leaner, more effective infrastructure. For 2003, we expect to record appreciable cost reductions.

...AND SUBSTANTIALLY HIGHER RISK PROVISIONS: EARNINGS UNDER PRESSURE

Risk provisions doubled year-on-year. Although the portfolio of loans extended to retail banking customers and larger Mittelstand customers proved relatively stable, the group of smaller mid-sized companies in particular was hard hit by the nationwide wave of business failures. In this segment, moreover, we expect the risk situation to remain difficult in 2003.

OPERATING PERFORMANCE

€ millions	2002	2001
Operating revenues	**4,172**	**4,927**
Provisions for losses on loans and advances	1,853	915
General administrative expenses	3,189	3,507
Operating profit (loss)	**(870)**	**505**
Net income (loss) before taxes	**(1,407)**	**355**
Core capital allocation	7,211	7,413
Return on equity after taxes (%)		
(excl. amortization of goodwill)	– 15.0	5.5
Cost-income ratio (%)	76.4	71.2
Employees	22,297	23,851

The results of the Germany segment were exacerbated by the net loss of DAB Bank. Vereins- und Westbank also posted an appreciable decrease in its operating earnings compared to 2001, while norisbank fared much better and in fact exceeded its performance targets. Due to the difficult state of the markets coupled with the considerable impact of exceptional effects in 2002, the results of our private banking and asset management activities were lower than those for 2001. All in all, the performance of the Germany segment was dissatisfactory.

RETAIL AND BUSINESS CUSTOMERS: NETWORKED FORCES SET TO BOOST PROFITABILITY

Despite the dissatisfactory earnings performance, 2002 was nonetheless a milestone year for our business with German retail and business customers. Following the introduction of the new management structure on January 1, 2002, the new Germany segment assumed responsibility for both retail banking and corporate finance for mid-sized corporate customers. Within the HVB Group, the Germany segment serves as an integrated platform encompassing differentiated service concepts for corporations, business owners and retail customers, all positioned along a common value chain. Thus, HVB Group has established a coherent business model in the market to address the considerably tougher challenges of the future competitive environment.

In response to the increasing volatility of revenue flows, we intend to reduce the Bank's reliance on daily securities-trading operations to a sustainable level. At the same time, we aim to expand into new areas of competence in order to diversify income sources. Precisely in times of weak markets like these, the lack of a well-developed sales culture that is generally characteristic of the German banking sector exacerbated the earnings shortfall.

To counter this deficit, the segment has implemented a systematic sales concept to improve cross-selling performance by cultivating multifaceted business relationships. Alternative distribution channels notwithstanding, the brick-and-mortar branch network has proven to be a key success factor. An especially important measure related to the optimization of value-creation structures was the introduction of straight-through-processing solutions from sales force to back office. We mean to address the twin problems of reduced earnings and heightened risks by instituting a policy of differentiated lending spreads for different rating levels. The linchpin of the business model is the Bank's sector-oriented risk management program. As a rule, our willingness to assume risk is closely linked to the level of income we can earn in the process.

COMMON VALUE CHAIN IN RETAIL AND CORPORATE OPERATIONS



Customer groups
Companies
Entrepreneurs
Private individuals
Business models
Corporate customers and professionals
Retail customers
FKB
FKC
FGK
VMB
IF
PKB
Value chain
Capital market
Liquidity
Wealth
Real Estate
Financial planning
Liquidity
Risk management and cost management on a customer group basis
Value creation
Productivity enhancement (activity program)
Process optimization
Sales systematization

FKB Corporate Customer Management
FKC Corporate Customer Competence Center
FGK Professionals Management
VMB Wealth Management
IF Real Estate Management
PKB Retail Customer Management

STRIKING THE BALANCE BETWEEN STANDARDIZATION AND INDIVIDUALITY...

The key to our retail banking business model is to systematize the entire sales process in line with industrial production. Under this model, tailored solution packages are assembled from a streamlined set of first-class products. This approach benefits customers because it assures uniformly high standards in all distribution channels, and benefits the Bank because the lean process management structure boosts efficiency. These changes are indicative of an underlying paradigm shift: instead of operating on the basis of a traditional, action-oriented product perspective, we now operate on the basis of satisfying our customers' needs. The entire process is supported by an intelligent customer relationship management (CRM) program that includes the use of call centers.

...ON THE BASIS OF A SYSTEMATIC SALES CONCEPT...

Customer needs are identified with the aid of a centralized CRM data warehouse. Customer contacts are managed on the basis of the identified potential of the various target groups. In their interaction with customers, branch staff utilize customer-specific selling points from the database. After an appointment is made using a computer-aided appointment management function, the advisory session is conducted in line with a fully structured, system-supported process. The goal is to establish a comprehensive value-added controlling capability so that sales performance can be monitored on the basis of clearly defined indicators. Pricing policies are differentiated by distribution channel and by the level of associated customer risk, which is assessed using scoring methods.

...THAT MEETS WITH THE ACCEPTANCE OF OUR CUSTOMERS AND GENERATES SUBSTANTIALLY HIGHER VOLUMES OF NEW BUSINESS

On average, branch staff spend only about 20% of their working time talking to customers. In the medium term, we intend to halve the administrative workload of our relationship managers with the aid of the systematized sales concept, while at the same time increasing the proportion of employees engaged in sales functions to 70% by 2004. Concrete survey results measuring our customers' satisfaction levels have confirmed the fact that our new business model has been very well received by the public. We intend to further reinforce the market's perception of our excellent advisory competence in the four basic demand segments: liquidity management, wealth management, financial planning, and real estate. This approach will increase the frequency of customer contacts that can be exploited as selling opportunities. All four competence areas have already begun to show promising gains; the deal-closing rate after advisory sessions has improved appreciably. Altogether, we have increased our new business volume more than 10%.

SYSTEMATIZING THE SALES PROCESS



Determine demand
Contact customer
Arrange appointment
Conduct sales talk
Review success

LIQUIDITY MANAGEMENT: DYNAMIC GROWTH IN CONSUMER FINANCE

Compared to other European countries, the consumer finance loan has been relatively unimportant in the German banking market. HVB Group sees considerable market potential for this business, which holds the promise of profitable lending spreads and efficient cost structures at the cost of controllable risks. The €325 million of new business generated in the consumer finance segment in 2002 was six times higher than the corresponding figure for 2001. In 2002, the parent bank implemented the sales and processing infrastructure needed for its quick-approval HVB Sofortkredit loan product designed along the same lines as the easyCredit product marketed by our norisbank subsidiary. This new product has already accounted for nearly 50% of our new consumer finance business. Not only are we tapping existing customer potential to a much fuller degree, but we are also awakening strong interest on the part of non-customers. The profitable consumer finance business is an important element of HVB Group's strategy to improve its cross-selling performance. Besides generating new current accounts with non-customers, we have been able to sell an insurance product to accompany more than 90% of the new consumer finance loans extended.

WEALTH MANAGEMENT: ADVISORY AND PRODUCT COMPETENCE IN A HIGHLY VOLATILE MARKET ENVIRONMENT

Investors have taken a keen interest in structured investments offering secure returns and the prospect of an attractive bonus. With the HVB 8/1 Europe Bond and the HVB 13/3 Bond, we offered investors a chance to attain above-average yields under the condition that the underlying European stock index performs in a certain manner. All together, we placed nearly €800 million of this bond issue. Furthermore, we placed a volume of €220 million of our IKB Bond. "Great yield opportunity, low taxes" was the idea behind the tax-optimized Activest Lux Bond 04/07 maturity fund, more than €200 million of which has sold so far. Last but not least, we market the investment fund products of nearly all reputable investment fund companies in line with our "open architecture" approach. Considering the difficult market conditions, we are pleased with net investment fund sales of €973 million in 2002.

RISING PROPORTION OF SALES STAFF


in %
80
60
40
20
2002
2003
2004
Sales staff
Service and administration staff

FINANCIAL PLANNING: COOPERATION WITH MUNICH RE EXCEEDS EXPECTATIONS

Our exclusive sales agreement with the Munich Re Group is a crucial aspect of our performance promise in the area of financial planning. We concentrate on selling Victoria's endowment and residual debt life insurance and Activest's investment fund and financial planning products. The target we set for 2002 was to generate new business of more than €260 million, which would have represented a 40% increase over the preceding year's entire sales performance. We not only met this ambitious goal, but overshot it enormously, with a production volume of €292 million. We intend to further intensify our successful cooperation with ERGO, using the HVB Retirement Planning Concept to structure our advisory sessions. We also expect sales of life insurance products to continue growing at double-digit rates over the next few years.

REAL ESTATE: CORE PRODUCT SHOWS ENCOURAGING SIGNS OF DEVELOPMENT

In a broad-based market survey, approximately 50% of the borrowers interviewed named HVB Group as a leading provider of residential construction finance loans in terms of both its advisory competence and the attractive terms it offers. We offer our personal construction finance borrowers an individualized package of benefits called the HVB ImmoComfortPaket. Despite the unfavorable market trend and restrictive lending policies, we reached all our goals in full. In particular, the average lending spread on new loans rose slightly. Moreover, we successfully marketed our innovative new real estate-based HVB ImmobilienRente pension product, which enables senior citizens to generate additional income from owner-occupied homes. Even without commercial real estate, HVB Group considers residential construction finance to be a key element of its retail banking business, both in convincing customers to use us as their primary bank and in promoting cross-selling.

SEGMENT BACKGROUND

- The growing reluctance of retail banking customers to invest in securities calls for banks to effectively diversify their income sources.
- The need to adjust personnel levels to optimize cost structures is ongoing.
- The losses recorded by German banks on their retail operations demand heightened customer orientation and efficient sales concepts.
- The dramatic increase in corporate bankruptcies to more than 40,000 in 2002 resulting from the economic downturn means that banks need to set aside substantially more funds for risk provisions.
- Risk-adjusted pricing is the precondition for making corporate finance operations permanently profitable.
- Despite the weak state of the stockmarket, and consolidation in the investment fund sector, private banking and asset management continue to offer attractive growth potential.

STRONG MARKET POSITION IN MITTELSTAND FINANCE

The corporate finance business has had to contend with a weak economy and the associated rise in credit risks. In this environment, however, HVB Group possesses the necessary competitive advantages consisting of an unusually attractive customer base and a successfully positioned business model. Our strengths lie in our convincing profile as a corporate finance bank for Mittelstand companies, our broad regional presence, and our penetration of the market. HVB Group maintains business relationships with 435,000 of the three million potential target customers in Germany. We strive to be the leading bank for corporations and business owners. Our core competence is embedded in our integrated corporate finance approach, which entails intelligent financing solutions and the continued expansion of fee-based services. Despite the difficult market conditions of 2002, we avoided the effects of spread erosion and diversified our income sources.

TARGET GROUP CONCEPTS FOR DIFFERENTIATED CUSTOMER NEEDS

HVB Group has developed business models tailored to the different kinds of corporate banking customers. The Corporate Customer Management unit, for instance, offers innovative solutions combining relationship and transaction banking in all phases of the business life cycle.

The Professionals Management division focuses on the specific operational and private needs of the business owner. To this end, the relationship manager employs a network of specialists in the various product and advisory departments with the goal of becoming the customer's primary banking partner.

The Corporate Customer Competence Centers aim to provide standardized, process cost-optimized support on the basis of a multi-option distribution platform. In addition, we are working to further expand our target group concepts. Already today, regional teams of specialists are available to serve public sector customers, health care professionals, and financial advisory professionals. Most new customers are acquired in these comparatively low-risk target groups.

FOCUS ON KEY SUCCESS FACTORS: INCOME GROWTH GETS TOP PRIORITY

The most important value lever in corporate finance is the lending spread, which we intend to widen by offering capital market-driven financing solutions and expanding the specialist approach. Risk-adjusted pricing is practiced as a strict rule. We managed to improve the average lending spread in 2002. In the future, we intend to achieve annual revenue growth of 10% by further upgrading our customer-specific service concepts. In addition, we intend to improve the cross-selling performance appreciably by involving the various product specialists to a greater degree. Considering our in-depth sector expertise, we believe that risk provisions can be lowered substantially already in 2003.

RATING ADVISORY: FIT FOR THE RATING PROCESS

Corporate loans are largely governed by ratings under Basel 2. Internal ratings are the indispensable parameters for making loan decisions, while external ratings issued by international rating agencies are a prerequisite for capital-market transactions. HVB Rating Advisory GmbH is the biggest German consulting firm specializing in debt ratings, providing effective support to clients during the entire rating process and helping clients achieve the best possible rating. In 2002, it successfully completed mandates from Pfleiderer AG, Baader Wertpapierhandelsbank AG and CORES (Spain). To boost its clients' competitiveness, HVB Advisory has developed a model specially geared to the needs of the largely debt-financed Mittelstand.

STRUCTURED FINANCE: FOCUS ON MEZZANINE FINANCING

Acquisitions, management buy-outs and buy-ins, and growth and restructuring opportunities are typical business approaches used in structured finance for Mittelstand companies. In 2002, we executed transactions with a volume of more than €200 million and placed in excess of €140 million of this amount ourselves. The individual financing blocks are tailored to the expected cash flows; pricing is flexibly adjusted to reflect the development of credit standings. One-stop structuring simplifies the financing process for the customer and enhances transparency for HVB Group as the lender.

The classical bank loan will continue to be an indispensable financing tool despite the growing importance of the capital markets. Because German companies are often undercapitalized, loans are frequently used to fulfill the economic function of equity capital, although the risk premiums in such cases may not reflect the actual risks involved. HVB Group was one of the first German banks to provide mezzanine financing to Mittelstand companies as part of its structured finance offering. This subordinated debt instrument affords long-term financing security to the customer, improves the customer's equity base, and enables the bank to set risk-adjusted lending spreads.

LIQUIDITY MANAGEMENT AND INVESTMENT ADVICE: INVESTMENT BANKING FOR MITTELSTAND COMPANIES

HVB Group's liquidity and investment specialists provide personalized advice concerning investments, interest rate management, and foreign exchange management. Besides offering the full range of derivatives and securities, we are also trying out new advisory concepts. In one of these, financial risk management, we are the only bank in the market to provide comprehensive management of the financial risks of Mittelstand customers. We do this with the help of our Liability Management Tool, which employs ultra-modern simulation methods to measure, manage and control risks. Another interesting segment consists of commodity and weather derivatives, which give companies the opportunity to minimize weather risks and stabilize cash flows.

MARKET POTENTIAL OF EMPLOYEE PENSION PLANS

HVB Group has implemented a clearly defined sales structure in the new segment of employee pension plans. As part of our pension-management package for our customers, we utilize the expertise of the specialists at Victoria Versicherung (ERGO) and HVB Pension Consult as part of our advisory concept. Although the first half of 2002 was initially devoted to satisfying the considerable information and orientation needs of our customers, we experienced a significant increase in new deals in the last three months of the year. We expect this trend to continue in 2003.

BUSINESS MODEL FOR CORPORATE CUSTOMERS AND PROFESSIONALS


No. of customers
Corporate customers
and professionals
Corporates
& Markets
Corporate
Customers
Professionals
Corporate
Customer
Competence
Center
Customized
solutions
Standardized
solutions

NETWORKING CUSTOMER RELATIONSHIP MANAGEMENT

In the segments of professional asset management and private banking for high net-worth individuals, HVB Group employs an approach that takes the individual investment goals and personal risk tolerance of the client into account, based on strict quality orientation and comprehensive financial planning. To this end, we serve the various customer groups of asset management on the basis of an integrated production platform that makes full use of existing synergy potential to the benefit of our customers. All our customers, whether major industrial concerns, insurance companies or private individuals, benefit from HVB's expertise in the areas of global asset allocation and risk management and from the specialized products offered, such as alternative investments and real estate.

HVB PRIVATE BANKING: PREMIUM BRAND SETS NEW STANDARD

In 2002, the parent bank's private banking teams began operating under the new HVB Private Banking brand. Guided by the slogan "HVB Private Bankers. Premium Consulting," HVB Group is sharpening its profile in preparation for claiming the mantle of quality leadership in the European market. This new brand is visible evidence of the Bank's strategy of combining customer proximity with the expertise of our specialists. In Germany, we have nearly 40 teams with approximately 500 employees, including experts from the competence areas of financial planning, estate and foundation management, portfolio and equity investment management, real estate and innovative banking. Despite the difficult market environment, HVB Private Banking increased its sales performance over the preceding year and generated a substantial volume of fresh money with the 5% new customers acquired. This development confirms the continued appeal of the private banking market.

MERGER OF BETHMANN AND MAFFEI

Bethmann Bank Frankfurt and Bankhaus Maffei Munich are among the oldest private banking institutions in Germany. In 2002, we merged these two banks, which had previously been regional players for the most part, to form a new, nationwide private banking institution. The resulting synergy cost savings will be applied to finance further growth. With more than €7 billion in assets under management and 260 employees, the new bank has reached the critical mass that brings it within range of the top private banking institutions in Germany.

ACTIVEST: CONCENTRATED FORCES AND ENHANCED PERFORMANCE IN ASSET MANAGEMENT

To strengthen HVB Group's asset management capabilities, Activest Investmentgesellschaft mbH merged with Activest Institutional Investmentgesellschaft mbH. At the same time, we optimized processes and services to achieve cost savings. The merged company, now known as Activest Investmentgesellschaft mbH, offers comprehensive product and service solutions aimed at capital accumulation and financial planning on the basis of investment funds. At the end of 2002, Activest occupied an impressive third place in terms of brand familiarity among the overall population. Our selling activities were significantly bolstered by the continued improvement in the performance of Activest products. In 2002, for instance, nearly one third of our retail investment funds achieved a top rating (4 or 5 S & P stars). Activest also launched two innovative products: the Activest Lux NanoTech fund, which is the first fund to invest exclusively in the promising field of nanotechnology; and the Activest Lux TotalReturn fund, which exploits the global opportunities of the entire capital market. These two products are expected to generate significant new inflows.

HVB INVESTMENTGATE – PIONEERING MASTER INVESTMENT COMPANIES

HVB InvestmentGate, which went live in 2002, is a B2B platform that provides distribution partners such as capital investment companies, specialty banks and other financial service distributors, with everything they need to sell investment products and service their end customers in a quick, cost-efficient manner. HVB InvestmentGate is a marketplace currently offering more than 1,300 investment funds managed by more than 50 investment companies. We have already signed up numerous partners in this venture. FSB FondsService-Bank GmbH is the competent partner for administering the multi-fund securities accounts for HVB InvestmentGate, of which there are currently 400,000. Furthermore, HVB has already acquired numerous mandates to serve as "master investment company," which has further strengthened the Bank's market position.

OUTLOOK: INTEGRATION TAKES PRIORITY

In the current year, we intend to focus again on the goal of growing new business in retail banking and corporate finance while continuing to optimize the Group's cost structures. In the process, we aim to achieve a significant, lasting improvement of the earnings situation. Priority will be given to upgrading the quality of our advisory competence and developing attractive new products so that we can more fully exploit the existing cross-selling potential.

In private banking, we have already begun to offer private wealth management services to customers with high liquid assets. We will continue to pursue a strategy of closely networking our asset management units.

The integration of our German asset management activities with retail and Mittelstand banking activities will create a broader customer base with a more attractive service profile, thus creating the conditions for ambitious income growth.

With regard to the domestic commercial real estate portfolio transferred to the Germany segment, we intend to carefully reduce our exposure and stop underwriting new business. On the whole, we intend to bring about a significant improvement in the profitability of this business segment.

ACTIVEST – THE FIRST INTEGRATED WEALTH MANAGER


Activest
Asset allocation
Basis for customer advisory in
– private banking (securities: 44% of total revenues)
– wealth guidelines (securities: 31% of total revenues)
Internal production
Provision of broad offerings
– special funds (€27.3 bn AuM)
– retail funds (22 funds with 4 or 5 stars / €18.4 bn AuM)
Manager selection
Focus on core competencies
– advice supply / purchase
Asset management
Uniform corporate asset management concept
– uniform strategic portfolios
Service & advisory
Comprehensive services
– portfolio management and advice for institutionals and private banking customers
Master capital investment company
Current mandates
– E.ON (€6.1 bn AuM)
– RWE (€2.2 bn AuM)
– DaimlerChrysler (€3 bn AuM)

Austria & Central and Eastern Europe Business Segment

- Significantly stronger performance: Earnings before taxes amount to €319 million, return on equity after taxes and before amortization of goodwill reaches 8.1%
- "Banking for Success" integration project completed in Austria; new unitary Bank Austria Creditanstalt brand well received
- Sales initiative launched in Austrian retail banking segment
- Leading distribution network expanded in the dynamic region of Central and Eastern Europe
- After successful integration, BPH PBK is Poland's third-largest bank

COMPETENCE CENTER OF HVB GROUP FOR THE NEW EUROPE

INCOME GROWTH THROUGH STRICT COST CONTROL AND REDUCED RISK PROVISIONS

Despite continued economic weakness in Austria and Poland, the regional business segment of Austria & Central and Eastern Europe accomplished significantly better results in 2002, reporting earnings before taxes of €319 million after a net loss of €190 million in 2001, and a return on equity after taxes and before amortization of goodwill of 8.1%. This improvement was achieved, despite continuing weak revenue growth, through the implementation of two measures: selective reductions in administrative expenses, despite merger-related expenses, and substantial decreases in risk provisions through rigorous optimization of our loan portfolios. At €504 million, the earnings before taxes of the Bank Austria Creditanstalt Group, which essentially coincides with the regional segment if the corporate and capital market segments are included, were even higher. Under the segment reporting system practiced by HVB Group, however, certain Group-specific charges such as amortization of goodwill and goodwill funding costs are deducted from the primary results of the Bank Austria Creditanstalt Group.

Under the new organizational structure of HVB Group, responsibility for retail and corporate banking in the region has been consolidated in the Austria & Central and Eastern Europe segment. Bank Austria Creditanstalt (BA-CA) is the Bank's competence center for the region, coordinating and bearing ultimate responsibility for all of HVB Group's activities there. BA-CA is Austria's biggest banking group and the undisputed market leader in the country.

HVB Group also operates the widest distribution network in the dynamic markets of Central and Eastern Europe (CEE). This includes the third-largest bank in Poland, which has the biggest market in this region. The broad service offering – ranging from retail and corporate banking to leasing and investment banking – and the presence of subsidiaries in 15 CEE countries put our banking network in a class by itself, well ahead of the competition.

OPERATING PERFORMANCE

€ millions	2002	2001
Operating revenues	**3,127**	**3,195**
Provisions for losses on loans and advances	511	644
General administrative expenses	2,226	2,565
Operating profit (loss)	**390**	**(14)**
Net income (loss) before taxes	**319**	**(190)**
Core capital allocation	3,601	3,870
Return on equity after taxes (%)		
(excl. amortization of goodwill)	8.1	–1.5
Cost-income ratio (%)	71.2	80.3
Employees	28,655	30,151

"BANKING FOR SUCCESS" PROJECT CONCLUDED WITH THE MERGER TO FORM BANK AUSTRIA CREDITANSTALT

The Banking for Success project, which covered the complete integration of Creditanstalt and Bank Austria to form Bank Austria Creditanstalt, a single economic and legal entity, was successfully concluded last year.

The final stage of the integration process, completed in August 2002, involved the complete harmonization of the different computer system environments of the two predecessor institutions. This step cleared the way for merging the two branch networks under the combined BA-CA brand; in this process, more than 60 geographically overlapping branches were consolidated in 2002. The customers of both former banks stand to benefit from the bigger branch network: Creditanstalt customers now have access to twice as many branches, while Bank Austria customers have about one-third more locations to choose from.

The new brand has been very well received, as evidenced by the bank expanding its market share in the last few years despite being preoccupied with the merger.

It is our goal to enhance performance on the revenue side. To this end, we streamlined the range of products and services offered by choosing the "best from both banks" and harmonized the account packages, including customer loyalty programs.

The integration was designed to achieve three goals: boosting our productivity, harmonizing our processes and instituting shorter decision paths. These goals have been attained. In addition to the integration measures conducted in the early stages of the Banking for Success project, we have already realized nearly all of the €110 million in savings originally planned for 2004.

SALES INITIATIVE EXTENDS MARKET LEADERSHIP POSITION IN RETAIL BANKING

With 1.8 million retail customers, representing a 19% share of potential customers, and 34% of high net worth individuals, we are the undisputed market leader in Austria. Once the Banking for Success project was concluded, the conditions that will enable us to further extend this market leadership position to cover all customer segments, business lines and regions were already in place. We see considerable potential, especially in the western provinces of Austria where we have launched a sales initiative to increase our share of strategic customer groups from 9% to 15% over the medium term.

The tactic of using mobile sales to extend the reach of the integrated distribution structure embedded in the branch network is especially well-suited for geographical expansion. In this respect, we are blazing new trails in Austria. Besides the approximately 400 mobile BA-CA consultants, our products are also distributed through a kind of franchise system composed of more than 1,200 independent sales partners, who are selected according to strict quality criteria. These consultants utilize our Finance Centers, which offer a full range of services covering all aspects of finance, asset management and financial planning.

RETAIL BANKING: PRODUCTS TAILORED TO CUSTOMER NEEDS ASSURE SUCCESS IN DIFFICULT TIMES

The renewed economic sluggishness in Austria and the collapse of world stock markets have also dampened our retail operations. Private households are increasingly reining in their consumption, investing in a very risk-averse manner and otherwise hardly realigning their securities holdings. Furthermore, the retail banking segment bore the brunt of the work involved in the Banking for Success project. But thanks to efficiency gains and improved services for customers, we were nonetheless able to underscore our market position as the quality leader. Our guarantee fund products, for instance, were right on target for satisfying customers seeking to preserve their capital in the face of falling stockmarkets while also earning attractive yields. Structured products like Capital Invest's GlobalGarant fund and Guarantee Baskets, various funds-of-funds and the securities-based WertpapierPlan savings product were also highly successful. Particularly those sales units that are focused on higher net worth segments, including BANKPRIVAT, managed to acquire new customers on the strength of their profound expertise in asset management – a decisive factor during a phase of widespread skepticism toward stockmarkets.

Market demand for our Wohnbaubank bond, which pays tax-exempt interest, was especially strong.

Moreover, our complementary product, the residential construction finance loan extended by our own Wohnbaubank with special incentives for qualifying projects such as energy-saving investments, also proved to be very popular. In consumer finance, we generated substantial new business with our "Shopping Reserve" product, which is a kind of overdraft facility designed to accommodate our customers' wishes for quick and easy short-term loans.

CORPORATE BANKING: STRUCTURAL CHANGES ACCOMPLISHED DESPITE WEAK MARKET ENVIRONMENT

Compared to the weak performance of the preceding year, our Austrian corporate banking business reported higher transaction volumes and revenues in 2002. Considering the disappointing trend of the economy as a whole, these gains are seen as a great success. The substantial reduction of risk provisions not only reflects the fact that we have been largely spared large-scale bankruptcies, but also vindicates the rigorous efforts we have undertaken to optimize the risk structure of our loan portfolio. Thus, the value of risk assets in our Austrian corporate banking operations was reduced around 4% in 2002.

As the primary bank for 70% of Austria's Mittelstand, we consider it our duty to set the standards for market-oriented, risk-adjusted loan pricing. At the same time, we utilize the clear-cut competitive advantages that derive from our affiliation with HVB Group to offer our customers intelligent, capital market-driven finance solutions that are precisely tailored to their specific needs. This is what we call integrated corporate finance. With the support of our product specialists, we are able to deliver a wide spectrum of solutions ranging from syndicated loans to direct issuance of debt securities in the capital market to complex hybrid constructions that enable chronically undercapitalized Austrian companies to progressively improve their equity ratios. Thus, we have managed the transition from lender to arranger of financing solutions, while concurrently enhancing the benefits received by our customers.

We have further upgraded the quality of our product offering with intensive advisory services. As the Basel 2 capital adequacy rules draw closer to enactment, attention is increasingly being focused on the credit quality of each individual corporate borrower. In response to this trend, we offer credit rating management services, utilizing our Business Planner software to individually assess a company's credit quality and provide advice about the rating process to Mittelstand companies in particular.

AWARDS WON BY THE AUSTRIA/CEE SEGMENT IN 2002

- "Best Bank in Austria"
  Euromoney and Global Finance
- "Bank of the Year in Austria"
  The Banker
- "Best Export Financing Bank in Austria"
  Global Finance
- "Best Bank in Central and Eastern Europe"
  Euromoney
- "Bank of the Year in Central and Eastern Europe"
  The Banker
- "Best Custodian in Central and Eastern Europe"
  Euromoney
- "Best Internet Bank in Central and Eastern Europe"
  Global Finance

LEADING BANK NETWORK IN EUROPE'S MOST DYNAMIC REGION

Last year, the above-average economic growth experienced by the countries of Central and Eastern Europe was fueled by strong domestic demand. Despite the dampening effects of the global economic downturn, the Big 5 CEE countries – Poland, Hungary, Czech Republic, Slovakia, and Slovenia – reported GDP growth averaging 2.0%. Indeed, this average would have been higher, were it not for the slower growth experienced by the biggest economy in this group, Poland (1.2%). Even more important, perhaps, is the decline in inflation in these countries, from around 13% only five years ago to an average of 2.9% today; naturally, interest rates have also fallen in tandem with inflation.

We are very optimistic in our assessment of the region's medium-term growth prospects, for reasons that go beyond the planned accession of eight countries to the EU in 2004. CEE will continue to be the fastest-growing region of Europe and the world.

That is why HVB Group established itself in this market back in the early nineties. Today, we hold market shares of between 5% and 10% in the 15 countries of this region and have positioned ourselves as the leading sales network, well ahead of our competitors. With our market position in Germany and Austria, where the preferred investors and trading partners for Central and Eastern Europe are based, we were virtually predestined for this role. We support the general networking process among the CEE regions and population centers, on the one hand, and the growing trade and division of work with Western Europe, on the other. Even now, ahead of the EU accession, conditions are becoming more favorable for planning and forecasting, and the implementation of investment projects is speeding up. Even though domestic competition can be expected to intensify and interest rates to fall as a result of convergence, this region harbors enormous business potential.

We believe that this region is under-banked compared to Western Europe: loan volumes represent 30% of GDP, or only one-third the level in the euro zone, and bank deposits represent 45% of GDP, or only about half the level in the euro zone. Building on our leading position in this region, we intend to take full advantage of the opportunities presented by this development process. We will continue to pursue organic growth, especially in the retail banking sector, and through selective acquisitions whenever the opportunity arises.

BANK IN THE HEART OF EUROPE


Offices*
Poland 561
Czech Rep. 24
Slovakia 18
Austria 449
Hungary 34
Slovenia 6
Croatia 82
Romania 6
Bosnia-Herz. 2
Serbia-Mont. 1
Bulgaria 156
Austria/CEE segment
Germany, Austria
EU accession countries (2004)
Other HVB Group presence in Central and Eastern Europe

*non-consolidated units in the offices list not included in the notes to the financial statements

POSITIVE EARNINGS TREND AND SUCCESSFUL SYSTEM INTEGRATION AT POLAND'S THIRD-LARGEST BANK

The legal formalities of merging our two subsidiary banks BPH and PBK were completed by year-end 2001 to form Poland's third-largest bank. After this, we successfully completed the IT merger, which involved integrating the two banks' divergent systems to create a single new system, in the record time of only nine months in 2002. In so doing, we have positioned ourselves to operate in the market as a single bank, and can now return our full attention to meeting the needs of the 2.8 million customers served by the national network of more than 560 branches.

Although Poland's economic growth failed to match the CEE average, we nonetheless managed to increase net earnings to €107.8 million, representing a solid 62% increase over the admittedly weak results of the preceding year. Net interest income was down as a result of weak growth in lending volumes, accompanied by narrowing spreads stemming from declines in key interest rates. However, this drop in income was offset by efficiency gains and the substantially lower need for risk provisions. Despite the necessary integration expenses, our Polish subsidiary managed to significantly lower its administrative expenses. Among other things, this positive result was produced by the restructuring of the retail banking sales organization, which entailed the closure of 77 branches in areas of geographical overlap, and by continued workforce adjustments. The synergy savings achieved from the merger process to date are well ahead of plan. By 2004, we will have achieved savings amounting to €70 million per year.

We offer innovative services combined with product package solutions, such as our account packages, so that our customers can choose the service offering that best fits their needs. In the consumer finance segment, we will continue to promote the distribution of credit cards, among other measures. To date, only about 12% of the population utilizes this cash-less payment method.

We achieved especially strong growth in our mortgage loan portfolio. In collaboration with our Bank Hipoteczny mortgage bank subsidiary, we increased our new business by more than 60%, establishing ourselves as the second-ranking mortgage lender in the country.

In corporate banking, we continued to pursue our strategy of rigorous portfolio improvement, and further optimized our risk management capabilities. With regard to our core products, we are putting special effort into developing and introducing innovative solutions for transaction banking and electronic banking. Having consolidated our leasing activities, we can now offer these innovative products to all our customers.

THE LEADING DISTRIBUTION NETWORK IN CEE EXPANDED THROUGH ORGANIC GROWTH AND ACQUISITIONS

The economies of the other countries of Central and Eastern Europe experienced stable growth on the whole.

Following the successful integration of the former networks of HypoVereinsbank and Bank Austria, our subsidiaries in these countries took advantage of their strengthened market positions to achieve consistently good results in 2002. The synergy savings realized from these integration measures were significantly higher than planned, and the integration costs were also lower than originally projected.

Immediately following the completion of integration work, we set about the task of extending the Bank's already strong market position. To this end, we relied both on organic growth – as represented by the formation of HVB Bosnia & Herzegovina in September 2002 – and on selective acquisitions. These included Splitska Banka, the third-largest bank in Croatia, and Bank Biochim, the fourth-largest bank in Bulgaria, adding more than 200,000 new banking customers to our network in 2002. During the current year, both these banks will be merged with the local institutions we already control in these countries.

Our market penetration strategy calls for us to proceed in stages, depending on the maturity of the national economies in question, and to promote the development of these markets. The process begins with the support afforded to corporate banking customers based in Germany and Austria as they pursue their own CEE projects. In the next stage, we step up our investment banking activities through close ties to customers with the support of our Corporates & Markets segment; last, we begin to target bigger local corporations. In the converging economies such as Poland, the Czech Republic, Slovakia, Slovenia and Hungary, we have already expanded our target group to include mid-sized corporates, capturing up to 30% of this target group in some cases.

Furthermore, we already control double-digit market shares in the segments of smaller Mittelstand companies and high net worth individuals in these countries. As the region increasingly converges with Western Europe and becomes more prosperous, the final step for the creation of a universal bank is now underway: the establishment of a region-wide presence in the retail sector. We have already reached this phase in Poland, as well as in Croatia and Bulgaria, by virtue of acquisitions in these countries. We have begun to expand the branch network in the remaining CEE countries, and especially those set to join the EU. These efforts will be flanked by the deployment of mobile sales units and distribution partnerships, and supported by the region-wide introduction of Internet banking, which has just been completed.

We have taken bold steps on the product side as well, including the introduction of our credit card business, account packages, residential construction finance, and investment fund products.

OUTLOOK: READY FOR GROWTH

Despite the gloomy economic outlook for Austria and a modest pick-up in the Polish economy, but also in expectation of continued stable growth in the other countries of the region, we anticipate the earnings of the Austria & Central and Eastern Europe segment to improve appreciably in 2003. The integration processes are all but completed, and we can now turn our full attention to our customers. Our goal is growth, in terms of both quality and quantity.

We aim to extend our market leadership in retail banking in Austria. In corporate banking, we will continue to improve the risk structure of our loan portfolio through risk-adjusted pricing and proactive portfolio management. At the same time, we will underscore our innovation leadership as a provider of structured, capital market-driven finance solutions.

In Central and Eastern Europe, we will utilize our status as the region's premier banking network to support the dynamic process of convergence and equalization of markets in preparation for accession to the European Union. At the same time, we will take full advantage of the enormous growth opportunities inherent in this region. The maturing process culminating in a full-fledged universal bank has already begun. Our goal is to increase the number of retail customers banking with us in CEE from today's level of 3.3 million to more than 4.3 million by 2005.

SEGMENT BACKGROUND

- Austria has been affected by the dampening influence of the global economic downturn and the weak state of global financial markets, recording GDP growth of only 0.9%.
- Consequently, credit growth and capital accumulation were very restrained, and transaction volumes stagnant.
- Overall, economic growth in CEE considerably outpaced the euro zone; only Poland, with GDP growth of 1.2%, failed to match its potential.
- The accession of eight CEE states to the EU in 2004 has been agreed upon.
- Impressive convergence gains with regard to inflation rates (CEE-5 only 2.9%) and interest rates. With the exception of the Polish zloty, CEE currencies have generally appreciated under pressure from heavy capital inflows.
- CEE lending volumes increased at twice the rate of the euro zone. Monetary stabilization and rising prosperity in conjunction with the low market penetration of banking products promise outstanding growth prospects.

Corporates & Markets Business Segment

- Losses before taxes of €152 million aggravated by difficult economic environment and weak capital markets; return on equity after taxes and before amortization of goodwill totals –1.6%
- Successful business with fixed-income securities and structured products; trading profit of €699 million up a sharp 81.1% on previous year
- Corporates & Markets successfully positioned as an integrated capital markets bank
- Top 15 arrangers of syndicated loans joined in Europe
- European leadership in exchange-traded funds extended
- Top-ranked status as biggest lead manager in the European Jumbo Pfandbrief market achieved
- Securitization: The key to risk structure management

BUSINESS MODEL OF THE INTEGRATED CAPITAL MARKETS BANK SUCCESSFULLY IMPLEMENTED

RESULTS BURDENED BY WEAK ECONOMY AND NEGATIVE CAPITAL MARKET TREND

The results of the Corporates & Markets business segment for 2002 were adversely affected by both the difficult economic conditions and the negative developments in the international capital markets. These trends forced us to significantly increase risk provisions covering our lending exposures. They also reduced our overall income, a development that was only partially offset by the strong results from fixed-income securities and structured products. Despite an operating profit of €215 million (2001: €899 million), adjustments to income from investments resulted in net losses before taxes of €152 million (2001: net pre-tax profit of €823 million). This represents a return on equity after taxes and excluding amortization of goodwill of –1.6%.

Nevertheless our net trading profit, and especially the net trading profit on foreign exchange and interest-rate products, belied the generally negative trend of the capital markets: trading profit totaled €699 million, or 81.1% higher than the respectable prior-year amount of €386 million. Besides the spin-off of our commercial real estate finance business, the segment results were additionally affected by the integration of the U.S. real estate finance units.

The strategic concept of the integrated capital markets bank was successfully implemented with the formation of the Corporates & Markets segment in January 2002. With this move, we integrated complex customer needs, products and processes within a single business segment, combining our relationship approach with the entire value chain and rounding it off with worldwide market access. In this way, we successfully implemented our plan of presenting the Corporates & Markets segment as a customer-oriented provider of financing and risk management solutions for capital markets-capable mid-sized corporations, multinationals, institutional customers, and sovereigns. At the same time, Corporates & Markets sets itself apart as a specialist for structured capital market solutions, serving as an effective intermediary between customers and capital markets. In the process of serving our cor-porate customers, we offer global investors access to excellent investment opportunities.

As a specialist in securitization and risk transfer, Corporates & Markets offers its outstanding expertise not only to external customers but also to HVB Group companies as the Group's competence center for effective balance sheet and funding management. Thanks to the securitization transactions we carried out, for instance, we succeeded in cutting €12.5 billion from the Group's risk-weighted assets according to the BIS definition in 2002.

OPERATING PERFORMANCE

€ millions	2002	2001
Operating revenues	**2,529**	**2,665**
Provisions for losses on loans and advances	919	394
General administrative expenses	1,395	1,372
Operating profit	**215**	**899**
Net income (loss) before taxes	**(152)**	**823**
Core capital allocation	5,644	5,502
Return on equity after taxes (%)		
(excl. amortization of goodwill)	–1.6	11.6
Cost-income ratio (%)	55.2	51.5
Employees	3,964	4,205

CORPORATE BONDS AND SYNDICATED LOANS REPRESENT EFFICIENT FINANCING SOLUTIONS FOR OUR CORPORATE CUSTOMERS

Favored by the effects of weak stockmarkets, the trend away from equity capital financing and towards increased debt financing continued in 2002. To satisfy the capital funding needs of our customers while deploying the limited resources of the Bank – and especially its risk assets – more efficiently, we positioned ourselves in the market as an arranger of syndicated loans and an underwriter of corporate bonds at an early stage of this industry-wide trend. In fact, last year we achieved our goal of joining Europe's top 15 arrangers of syndicated loans. The strong sales performance in such a difficult market can best be explained by the combination of excellent, long-standing relationships with customers, product expertise and placement power that is embodied in the Corporates & Markets segment, which consolidates the entire value chain and eliminates unnecessary organizational boundaries.

We always seek the lead-arranger/manager position in every transaction in which we participate. Prominent examples include a €2 billion syndicated loan for TUI AG; the placement of a €1.5 billion benchmark bond, the first of its kind, for Michelin; and our first lead-arranger mandate in Finland – for an €800 million syndicated loan for paper producer M-Real. Working together with the Germany segment, we were the first to structure a bond issue that created hybrid core capital for an unaffiliated entity, IKB Deutsche Industriebank AG. We placed this issue with our retail banking customers, who benefit from the attractive interest rate.

These days, Corporates & Markets sees considerable business potential in the dynamical markets of Central and Eastern Europe. In a logical consequence of our prominent role as the region's largest distribution network, local corporations are turning to our business units on location for advice and support and for access to the international capital markets. As an example, we served as lead manager for a $320 million structured bond issue for a Romanian energy consortium composed of the biggest Romanian electricity provider, Termoelectrica, and 18 regional power plants.

NEW SOLUTIONS DIFFERENTIATE FOREIGN TRADE OPERATIONS

In foreign trade finance, our Mittelstand customers in particular expect financing arrangements together with professional advice and effective management of their country and counterparty risks. By adding complementary services, in connection with letters of credit for example, Corporates & Markets also offers comprehensive one-stop solutions in this area. The segment's full-range service capability represents a clear differentiating edge over the competition. By combining classical credit products with the outplacement, syndication and trading of foreign trade finance assets, we are deliberately moving away from a simple lending relationship and toward the goal of offering structured solutions. By means of effective portfolio management and/or by transferring the risks to investors like banks, institutional investors and credit insurance providers, we can manage larger financing volumes while limiting the Bank's commitment of risk capital and minimizing its funding needs.

REFOCUSING THE BUSINESS MODEL FOR PROJECT FINANCE

We have solidified our position as one of the world's leading banks in project and asset-based finance. Thanks to the organizational integration of this business line into the Corporates & Markets segment, we are now able to place greater emphasis on the syndication and outplacement of financing volumes. These steps will ease the pressure on the balance sheet and minimize risks. But this approach also entails the necessity of limiting our focus to industries that are suitable for such securitization projects, such as the oil and gas sector, renewable energy sources, and the privatization of state-owned enterprises. As an example, Corporates & Markets was awarded the lead-arranger mandate for the EuroVento project in northern Spain, for which it syndicated a loan volume of more than €200 million. In fact, this transaction was named Transaction of the Year in Renewable Energies by the trade press. In cooperation with the European Bank for Reconstruction and Development (EBRD), moreover, we also structured the first syndicated project finance deal for the Russian oil and gas sector, encompassing a volume of $100 million.

ACQUISITION AND LEVERAGED FINANCE: HIGHER GROSS PROFIT DESPITE RECESSIONARY MARKET ENVIRONMENT

The weak market environment led to a slight drop in underwriting volume, from €5.6 billion to €5.0 billion. We nonetheless succeeded in raising our gross profit in this business at a double-digit rate in 2002. In Germany, we were able to build on our status as a prominent lead arranger in the face of intensified competition for top mandates, while in Europe we once more ranked among the top ten lead arrangers. At the same time, we expanded our local presence in Western Europe and positioned ourselves as specialists for large-volume buy-outs. This has enabled us to stand by continental European industry as it restructures. We proved our competence yet again through our role as mandated lead arranger, along with JP Morgan Chase and CIBC, for the investment funds advised by KKR, which involved a highly complex and innovative DEMAG transaction – a block buy-out of seven Siemens subsidiaries at one time, with a volume of more than €1.2 billion.

M&A: LEADERSHIP UNDERSCORED STATUS IN TARGET MARKETS

Our M&A operations in Germany are run by HVB Consult, which focuses on complex transactions for larger mid-sized corporations, and in Austria and Central and Eastern Europe by CA IB Corporate Finance, which targets big mandates awarded in the home markets of this region.

By virtue of its prominent position as market leader with more than a hundred mandates in this dynamic economic region, CA IB Corporate Finance was awarded the advisory mandate for the acquisition of Lek, a Slovenian pharmaceuticals concern, by the Swiss Novartis Group. This transaction, the biggest M&A transaction to date in Central and Eastern Europe, had a volume of €850 million. We also advised the Slovakian government on the privatization of ZSE, the country's biggest electricity enterprise, which entailed a financing volume of €330 million. CA IB's special expertise in this area was confirmed when its mandated role in the privatization of Macedonian telecommunications company Makedonski Telekomunikacii was named Best Privatization Transaction of 2002 in Central and Eastern Europe.

In Germany, HVB Consult distinguished itself as a leader in the targeted upper mid-cap segment by managing transactions worth almost €1 billion, no small feat in view of the stubbornly weak market conditions. One of the main factors underpinning this success was the consolidation of the Group's entire corporate finance activities in a sole organizational unit, with the aim of offering our customers a full range of services from a single source. A prominent example of this full-range capability was the friendly takeover of automotive supplier Edscha by the Carlyle Group for approximately €600 million. We not only advised the target company, but also successfully executed the takeover bid for the acquiring company.

MULTIFUNCTIONALITY ASSURES THE SUCCESS OF STRUCTURED EQUITY PRODUCTS

The flexibility afforded by structured equity products makes them especially well-suited for the business model of the integrated capital markets bank that has been implemented in the Corporates & Markets business segment. The intelligent solutions that can be achieved with these products enrich our product offering both for retail banking and corporate customers, and heighten the advantages we offer to both customer groups.

AWARDS WON BY CORPORATES & MARKETS IN 2002

- "No. 1 in Equity Research for DAX 30 Equities" AQ Publications
- "Best Issuer of Index Certificates in 2002" Zertifikate Journal/Die Welt
- "Best Foreign Exchange Trading House in Austria" Global Finance
- "Best Foreign Exchange Trading House in Central and Eastern Europe" Global Finance
- "Best Privatization Transaction of the Year in Central and Eastern Europe" Acquisitions Monthly
- "ECP Program of the Year – Arabella Funding" IFR
- "Best Securitization Transaction of the Year in Asia – Jasmine" IFR
- "Best Project Finance Transaction for Renewable Energies in Europe" Project Finance

We provide our corporate customers with tailored solutions. As an example, we employ derivative constructions for implementing stock buy-back programs or for selling private equity investments.

In the institutional arena, the Bank's European expansion and its broadened range of sales activities have begun to bear fruit. In this area, we are building on our undisputed market leadership position in Germany.

Moreover, we have been able to satisfy the needs of our retail banking customers in many different ways. In these times of high volatility in the markets, we structured two products, the HVB 13/3 bond and the HVB 10/1 Europe bond, both of which feature a capital guarantee accompanied by a minimum yield. This is allied with the opportunity to earn higher yields under certain conditions. Because such products are precisely tailored to meet their needs, we were able to place approximately €1 billion worth of structured products with our retail banking customers. And because the underlying bond was issued by the Bank, we were able at the same time to broaden the funding base of HVB Group.

PERFORMANCE IN EXCHANGE-TRADED FUNDS (ETF) BELIES THE WEAK EQUITY MARKETS

The ETFs created by our INDEXCHANGE subsidiary continued their strong volume growth in 2002 despite the weak state of global stockmarkets. We expanded our offering of ETFs on major indexes to 31 funds and further extended our market leadership position in Europe. In 2002, the third year of existence for this product class, the assets managed by reference to the corresponding indexes rose to the level of €2.5 billion. This success is all the more impressive if one considers that INDEXCHANGE, according to the official statistics of the German Association of Investment and Asset Managers (BVI), captured 90% of the net funds inflow to all German stock funds.

Our market share in Germany, expressed as a percentage of total market trading volumes, still exceeds 50%. Particularly popular with investors is the DAX-based ETF, for which we are the exclusive licensee of Deutsche Börse AG. The fact that EUREX issued options on our DAX and EuroSTOXX 50sm funds last year for the first time will further stimulate widespread sales of our index funds. As a result, it will be possible henceforth to take physical delivery of the underlying security for index options and futures, as an alternative to cash settlement.

We intend to pursue a multi-asset strategy in the future as a means of continually broadening the product portfolio. To this end, we have already issued ETFs on bond indexes.

REFOCUSING OF EQUITIES BUSINESS ON CORE MARKETS

In the equities business, we took steps in the last few months of 2002 to refocus our attention on the core markets of Germany, Austria, and Central and Eastern Europe.

In Germany, we will position ourselves in the market as a local broker, focusing on the equity securities of the 100 biggest exchange-listed companies with which we already generate more than 80% of our buy and sell orders. Our unique competence in trading these securities was underscored by our receiving the AQ Award, which recognizes the quality of the earnings estimates made by stock analysts. Furthermore, our analyst team was named the best for DAX-30 stocks.

We will continue to build on our strong market position in Austria as well; we expect to capitalize on the fast-growing equity markets in Central and Eastern Europe, where we have proven ourselves against the intense competition of international investment banks. Our CA IB Securities subsidiary is the undisputed market leader in the key markets of Poland and Hungary, among others.

GLOBAL FX TRADING CENTRALIZED; COMPETENCE EDGE IN THE CURRENCIES OF CENTRAL AND EASTERN EUROPE

During the course of 2002, we consolidated worldwide responsibility for the interbank trading of the world's most liquid currencies in London, enabling our customers to utilize this platform to conduct trading 24 hours a day. Due to the growing volatility of the foreign exchange market, our customers are increasingly finding it necessary to hedge their positions with options.

We have established ourselves as the competence leader for trading in Central and Eastern European currencies on the strength of our special expertise in these markets and our outstanding reputation for efficiency in settlement operations. This status was confirmed when we were named Best Foreign Exchange Trading House in Central and Eastern Europe. In proprietary FX trading, we successfully applied the profound market knowledge acquired in the process of serving our customers to earn an impressive trading profit.

HVB SETS NEW STANDARDS IN THE PFANDBRIEF MARKET WITH THE 'POT SYSTEM'

In 2002, we made great strides towards realizing our goal of positioning Corporates & Markets as a leader among Europe's bond houses.

Among other things, we cemented our position as one of the biggest market makers for European benchmark bonds, including both Pfandbriefs and government bonds.

In our capacity as lead manager, we set new standards – especially in Pfandbriefs – in the segment of covered bonds. With a placement volume of more than €10 billion, we advanced to the top ranking of lead-managers in the Jumbo Pfandbrief market. About one third of this volume was placed for account of HVB Group companies, the other two thirds under mandates for account of third parties.

Altogether, we executed 75 Pfandbrief issues in 2002, including 20 private placements, 16 traditional domestic transactions, and 39 benchmark transactions. Two key factors garnered success in this field: our many years of experience in this market, and the fact that we can provide assistance in all stages of the value chain, from origination to syndication to refinancing trading volumes as a full-range, one-stop provider. And yet the most important factor contributing to our placement power in the primary market, where possibilities are limited due to rising spreads, was the introduction of the "pot system" of issuing Pfandbriefs. Under this system, the lead managers review the order books of the other underwriters. Ultimately, this method makes it possible to calibrate the issue volumes to match investor demand precisely and to price the issues in a fair manner. By introducing this innovation, HVB Group has made a vitally important contribution to enhancing the transparency and refining the processes of the European Pfandbrief market, which in turn heightens the willingness of investors to buy these bonds.

TRANSPARENT CORPORATE FUNDING POLICY ASSURES REFINANCING NEEDS IN DIFFICULT MARKET ENVIRONMENT

Since the international rating agencies have repeatedly downgraded the credit ratings of German banks, the funding situation for most German institutions developed unfavorably in 2002, and HVB Group was not able to buck the trend. Nevertheless, our transparent funding policy geared to the capital markets and investors enabled us to limit the adverse effects of the widening spreads. Indeed, we managed to surpass our funding requirements for 2002. Also contributing to this success was the consistent, well-coordinated market presence of all the Group's entities – assured in the capital markets by our Group Funding Committee and in the money markets by our Market Communication Network.

We expanded our funding base in the year under review by selling structured investment products to our retail banking customers. Because they are precisely tailored to their needs, these products are especially attractive to retail customers. In the future, we will continue to focus on diversifying our funding sources, both geographically and in terms of the investors we turn to and the products we employ.

Furthermore, we intend to lower the Group's funding needs significantly during the course of 2003. To do this, we are cooperating closely with the Group units responsible for asset/liability management, which have been certified by the rating agency Standard & Poor's as practicing conservative balance sheet management. Looking ahead, therefore, we will act increasingly as an arranger of syndicated loans, and less as a direct lender, and make fuller use of the possibilities of syndication and securitization.

SECURITIZATION: THE KEY TO OUR CAPITAL MARKETS STRATEGY

The goal of Groupwide liquidity and balance sheet management is to reduce the Bank's risk assets and alleviate the burden on its core capital. Securitization, which enables us to transfer risks efficiently, is the main instrument we employ to achieve this goal.

In 2002, we therefore considerably stepped up our securitization activities. All told, we securitized approximately €20.5 billion of assets from our own lending portfolio, up from more than €9 billion in 2001, and in the process reduced €12.5 billion from our risk-weighted assets.

Our cooperation with the KfW reconstruction loan corporation proved to be extremely useful in 2002. Working together under the auspices of the jointly-developed PROVIDE program, we marketed a transaction securitizing personal construction finance loans and two other transactions securitizing Mittelstand loans in 2002. Under the aegis of PROMISE Austria-2002, loans extended to mid-sized Austrian corporations by our Bank Austria Creditanstalt subsidiary were securitized for the first time.

In 2002, moreover, we placed the fourth tranche of our European benchmark product, the Geldilux program. This completely funded transaction, the biggest of its kind to date, involved securitizing the Bank's own loans in the volume of €3 billion.

On the whole, therefore, we reinforced our status as one of the top 10 players in the European asset-backed securities market.

Investors were particularly interested in the Arabella Funding Commercial Paper Program we created in 2002. With a volume of €4 billion, this is the biggest euro commercial paper conduit in the European market. It was honored with the prestigious IFR Award, "ECP Program of the Year 2002." The outstanding competence of the Bank's international securitization team was again recognized with the IFR Award "Best Securitization Transaction of 2002 in Asia."

In 2003, we plan to achieve yet another substantial increase in the volume of securitization transactions placed. In so doing, we will help the Group realize its goal of reducing risk-weighted assets to an optimal level. To achieve this goal, we will employ transaction structures that not only improve our risk position but also lower our own funding needs.

OUTLOOK: GREATER EMPHASIS ON THE ROLE OF INTERMEDIARY BETWEEN CUSTOMERS AND CAPITAL MARKETS; SYSTEMATIC REDUCTION OF RISK ASSETS

The integration of the Corporates & Markets segment was successfully completed in 2002. Our intention now is to refine our chosen business model of the integrated capital markets bank and to accelerate the transition from a pure lender to an arranger of structured, capital markets-oriented financing solutions.

In our role as a specialist for structured products, we intend to set our bank apart from the competition by emphasizing our role as a customer-driven provider of risk management solutions.

The objectives for 2003 are clearly defined: We will increasingly position ourselves as an effective intermediary between customers and capital markets. We offer our corporate customers individualized, capital markets-oriented financing solutions while at the same time optimizing the funding needs of HVB Group. To this end, we will focus even more single-mindedly on our chosen target group: Mittelstand companies capable of tapping the capital markets based for the most part in Europe. In this context, we intend to scale back our lendings to non-European borrowers. In the dynamic markets of Central and Eastern Europe, on the other hand, we have already established ourselves as the region's leading capital markets bank.

The effective management of our lending portfolio calls for the increased use of securitization and syndication as a means of reducing risk assets, alleviating the burden on core capital and lowering the level of risk provisions.

After the successful performance in 2002, net trading profit will again represent an important contribution to the bottom line of the Corporates & Markets segment in 2003.

SEGMENT BACKGROUND

- A sustained economic recovery was prevented by the renewed downturn of global stockmarkets and persistent structural deficits.
- Volatile trend of government bonds: price losses in the spring of 2002 followed by substantial gains towards the end of the year – especially for U.S. Treasury bonds – due to rising pessimism about the economy and growing aversion to risk.
- The euro appreciated 15% against the dollar in 2002; the currencies of the future EU members in Central and Eastern Europe underwent sustained appreciation, with the exception of the Polish zloty.
- Large volumes of corporate bonds were issued in the first half of 2002, but declined significantly in the second half of the year.

BUSINESS SEGMENTS

GERMANY

Bayerische Hypo- und Vereinsbank AG, Munich
Equity capital: EUR 17,750,000,000

HVB Banque Luxembourg S.A., Luxembourg
Equity capital: EUR 978,560,000
Interest held: 100%

Vereins- und Westbank AG, Hamburg
Equity capital: EUR 937,522,000
Interest held: 76.3%

Activest GmbH Marketing und Vertrieb, Munich
Equity capital: EUR 664,000
Interest held: 100%

Activest Investmentgesellschaft mbH, Munich
Equity capital: EUR 19,094,000
Interest held: 100%

Bankhaus Gebrüder Bethmann, Frankfurt am Main
Equity capital: EUR 32,106,000
Interest held: 100%

Bankhaus Maffei & Co. KGaA, Munich
Equity capital: EUR 17,300,000
Interest held: 100%

Bankhaus Neelmeyer AG, Bremen
Equity capital: EUR 40,400,000
Interest held: 100%

Bankhaus C.L. Seeliger, Wolfenbüttel
Equity capital: EUR 8,500,000
Interest held: 53.7%

DAB Bank AG, Munich
Equity capital: EUR 103,884,000
Interest held: 75.4%

FSB FondsServiceBank GmbH, Unterhaching
Equity capital: EUR 7,180,000
Interest held: 50%

H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich
Equity capital: EUR 5,233,000
Interest held: 100%

HVB Leasing GmbH, Hamburg
Equity capital: EUR 22,026,000
Interest held: 100%

Internationales Immobilien-Institut GmbH, Munich
Equity capital: EUR 8,100,000
Interest held: 94%

IND^EX^CHANGE Investment AG, Munich
Equity capital: EUR 13,110,000
Interest held: 95.1%

Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg
Equity capital: EUR 17,404,000
Interest held: 100%

norisbank Aktiengesellschaft, Nuremberg
Equity capital: EUR 114,125,000
Interest held: 100%

PlanetHome AG, Munich
Equity capital: EUR 24,773,000
Interest held: 90.8%

Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Equity capital: EUR 62,418,000
Interest held: 70%

Activest Investmentgesellschaft Luxembourg S.A., Luxembourg
Equity capital: EUR 19,409,000
Interest held: 100%

Banco Inversión S.A., Madrid
Equity capital: EUR 27,825,000
Interest held: 100%

Bank von Ernst & Cie. AG, Berne
Equity capital: CHF 173,119,000
Interest held: 100%

direktanlage.at AG, Salzburg
Equity capital: EUR 14,812,000
Interest held: 100%

AUSTRIA/CEE

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 5,130,297,000
Interest held: <100%

Asset Management GmbH, Vienna
Equity capital: EUR 7,498,000
Interest held: 100%

Bank Austria Creditanstalt d. d. Ljubljana, Ljubljana
Equity capital: SIT 13,875,987,000
Interest held: 100%

Bank Austria Creditanstalt Leasing GmbH, Vienna
Equity capital: EUR 247,531,000*
Interest held: <100%

Bankprivat AG, Vienna
Equity capital: EUR 11,764,000
Interest held: 100%

Bank Przemyslowo-Handlowy PBK S. A., Cracow
Equity capital: PLN 4,908,612,000
Interest held: 71%

Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna
Equity capital: EUR 6,389,000
Interest held: 100%

Commercial Bank Biochim AD, Sofia
Equity capital: BGN 118,745,000
Interest held: 99.7%

HVB Bank Croatia d. d., Zagreb
Equity capital: HRK 364,478,000
Interest held: 80%

HVB Bank Czech Republic a. s., Prague
Equity capital: CZK 10,434,281,000
Interest held: 100%

HVB Bank Hungary Rt., Budapest
Equity capital: HUF 66,892,827,000
Interest held: 100%

HVB Bank Romania S. A., Bucharest
Equity capital: ROL 993,291,112,000
Interest held: 100%

HVB Bank Slovakia a. s., Bratislava
Equity capital: SKK 5,852,235,000
Interest held: 100%

HVB Bank Yugoslavia A. D., Belgrade
Equity capital: YUM 1,035,908,000
Interest held: 99%

Schoellerbank Aktiengesellschaft, Vienna
Equity capital: EUR 126,698
Interest held: <100%

Splitska Banka d.d., Split
Equity capital: HRK 774,000
Interest held: 90.1%

CORPORATES & MARKETS

Bayerische Hypo- und Vereinsbank AG, Munich
Equity capital: EUR 17,750,000,000

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 5,130,297,000
Interest held: <100%

HVB Banque Luxembourg S. A., Luxembourg
Equity capital: EUR 978,560,000
Interest held: 100%

Vereins- und Westbank AG, Hamburg
Equity capital: EUR 937,522,000
Interest held: 76.3%

Bode Grabner Beye AG & Co. KG, Grünwald
Equity capital: EUR 3,252,000
Interest held: 100%

Chemie Pensionsfonds AG, Munich
Equity capital: EUR 2,997,000
Interest held: 100%

HVB Pensionsfonds AG, Munich
Equity capital: EUR 10,934,000
Interest held: 100%

CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna
Equity capital: EUR 7,812,000
Interest held: 100%

HVB Capital Asia Limited, Hong Kong
Equity capital: JPY 11,140,504,000
Interest held: 100%

HVB Risk Management Products Inc., New York
Equity capital: USD 35,457,000
Interest held: 100%

HVB Singapore Limited, Singapore
Equity capital: SGD 9,537,000
Interest held: 100%

HVB U.S. Finance Inc., New York
Equity capital: USD 6,846,000
Interest held: 100%

International Moscow Bank, Moscow
Equity capital: USD 153,328,000
Interest held: 43.2%

Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
Equity capital: UAH 46,692,000
Interest held: 91.2%

REAL ESTATE

HVB Real Estate Bank Aktiengesellschaft, Munich
Equity capital: EUR 1,129,042,000
Interest held: 96.9%

Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Equity capital: EUR 397,468,000
Interest held: 75%

Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart
Equity capital: EUR 379,170,000
Interest held: 75.9%

FGH Bank N.V., Utrecht
Equity capital: EUR 374,190,000*
Interest held: 99.9%

HVB Bank Ireland, Dublin
Equity capital: EUR 511,662,000
Interest held: 100%

HVB Real Estate Capital France S. A., Paris
Equity capital: EUR 36,047,000
Interest held: 100%

HVB Real Estate Capital Iberia S. A., Madrid
Equity capital: EUR 5,014,000
Interest held: 100%

HVB Real Estate Capital Italia S.p.A., Milan
Equity capital: EUR 6,630,000
Interest held: 100%

HVB Real Estate Capital Ltd., London
Equity capital: EUR 24,133,000*
Interest held: 100%

Pfandbrief Bank International S. A., Luxembourg
Equity capital: EUR 95,050,000
Interest held: 100%

* (sub-)group figures

Real Estate

- Performance impacted by downturn on domestic real estate markets: Net income before taxes totals €60 million
- Attractive business model of real estate investment banking in Germany
- Systematic expansion of international activities
- Outstanding fund yields in real estate asset management
- New assessor expert system developed for market and property rating
- Outlook: Spin-off of commercial real estate finance business

DOMESTIC REAL ESTATE MARKET TURNS DOWN: RESIDENTIAL INVESTMENT CONTRACTS AGAIN...

The situation in Germany deteriorated still further in the year under review. Levels of newly built dwellings again failed to match the previous year. The decline in construction of apartment blocks was particularly marked, while building starts for single dwellings, traditionally a more stable business, also proved weak. At the same time, high vacancy rates are reported in eastern Germany. Compounding this are expectations of poor rent performance and demand in the long run, not least due to planned changes in the German tax code making investment in residential construction less attractive.

Consequently, new building starts are projected to decline throughout the country in 2003 and 2004. Price differentials between strong business centers in western Germany and structurally weak regions in western Germany and in eastern Germany in particular are set to grow further. Despite high potential growth in the field of modernization, downward pressure on prices will be reinforced by rising demand for existing apartments on the back of an increasing number of inheritances, foreclosures, and corporate portfolio sales.

...WITH FALLING RENTS AND RISING VACANCY RATES IN THE OFFICE MARKET

As a result of the general economic downturn, developments in commercial real estate proved disappointing, with many companies reducing their floor space in 2002. To cite one figure, the total floor space rented in the key regional office markets declined from 2.9 million square meters last year to approximately 1.7 million square meters. This trend is set to persist in 2003, as large companies in the services sector look to pare back their floor space requirements further, and no booming industries exist to fill the void. In some office locations, the declining demand has coincided with strong new construction, resulting in rising vacancy rates and falling rents. This is primarily the case in Munich and Frankfurt, where more than half of all new construction in the major office locations is currently concentrated.

Similar developments can be observed in all western German cities, even if vacancy rates remain generally low by European standards. High vacancy rates can be expected to persist in the office market of eastern Germany, even if the economy should pick up again rapidly. However, we expect impetus for this market to come from international investor groups as they seek to diversify their international real estate portfolios.

OFFICE VACANCY RATES IN SELECTED EUROPEAN CITIES (END OF 2002)


in %
24
18
12
6

INTERNATIONAL REAL ESATE MARKET: CYCLICAL ADJUSTMENTS REQUIRED

Every region of Europe is experiencing procyclical adjustments in rents and prices at present. New construction declined in the residential markets of western Europe compared with the previous year. We assume that the volume of new building starts will decline in the next few years. Price inflation is projected to ease overall. Following many years of steep rises in Britain in general, and the Greater London area in particular, we foresee the likelihood of a correction.

Rising vacancy rates and falling rents, but also yield surpluses due to lower interest rates, characterize the markets for office space. In 2003, we expect to see a further decline in the volume of floor space sold. At the same time, though, the current trend is less marked than in the downturn at the start of the nineties, which can primarily be attributed to slower new construction. Markets in Eastern Europe are dominated equally by economic and structural weaknesses. And yet, with new construction remaining at a high level, the volume of floor space sold in Prague, Budapest and Warsaw climbed back above the previous year's total for the first time in 2002. Despite the expansion of supply, rents have remained stable.

2002 RESULTS DEPRESSED BY DOMESTIC MARKET WEAKNESS

Segment reporting is already based on the two new corporate structures, thus not taking into account any effects on results arising from the parent bank's domestic portfolio being transferred to the Germany business segment or the business in the United States carried in the segment performance of Corporates & Markets. Segment performance in 2002, which was dominated by the downturn on domestic real estate markets, is not satisfactory. With earnings declining slightly, administrative expenses stabilized. The cost-income ratio increased to 33.3%. Risk provisions, however, increased tangibly over the prior year level. Market conditions led to higher risks, notably in eastern Germany but also in structurally weak regions of western Germany. The slowing of the economy affected residential and commercial construction in equal measure. International real estate operations remained profitable, however.

Margins in new business and extensions have improved again. At the same time, we have adjusted our lending policy to take account of present market conditions. Consistent risk-adjusted price structures will help to boost profitability in the German real estate finance business in the long run. Nevertheless, risk provisions can be expected to remain at elevated levels over the next two years. The proportion of international operations in the total volume of finance grew again appreciably.

REAL ESTATE INVESTMENT BANKING: STRUCTURED BUSINESS SUCCESSFUL IN GERMANY

The development of real estate investment banking in Germany gave us cause for satisfaction in 2002. In the highly profitable consulting segment, we arranged a real estate M&A transaction worth toward a hundred million euros, and accompanied five financial advisory projects. In the field of structured finance, twenty transactions were completed with the volume of new business totaling €1.3 billion, including the financing of the biggest German shopping mall and the acquisition of an office portfolio worth several hundred million euros. The Bank succeeded in placing €0.6 billion of the total on the syndication market.

The volume of mortgage-backed securities transactions arranged by Real Estate Investment Banking tripled year-on-year, to reach €14 billion. This means that we have expanded our position in the European MBS market yet further. The PROVIDE Comfort 2002-1 synthetic MBS transaction brought mortgage loans with a volume of €3 billion to market (see also the section on Corporates & Markets). Real estate investment banking is a key element in our efforts to make the German real estate finance business more profitable on the basis of intelligent capital market-oriented solutions outside of traditional financing structures.

INTERNATIONAL OPERATIONS: A CONVINCING BUSINESS MODEL...

HVB Real Estate Capital is the competence center for our major international real estate operations, which we again expanded in the year under review in line with the strategic policy decision taken in 2000. Profitability rose once more in all international markets, and again there was no need to add any significant risk provisions. With the return on equity again high in the year under review, our international operations were once more highly profitable.

The focus outside Germany is on selected transactions with an average volume of approximately €50 million. The deals are usual for the market, and in large parts syndicated, outplaced, and securitized. The underlying conservative risk policy is transaction-related and cash flow-oriented. Close collaboration between the departments involved gives rise to an integrated, rapid workflow, and efficient cost management. Thus all of our international offices saw an improvement in their market position. The expertise, efficiency and performance of the local teams were again the main factors underlying our success. At the same time, our comprehensive range of products encompassing financing, structuring and advisory from a single source also gave us a critical competitive edge. The main contributions to earnings came from Britain, reflecting the volumes financed. Moreover, we deliberately upgraded the strategic approach of concentrating on intelligent real estate investment products.

...REMAINS ON COURSE FOR GROWTH

We are very pleased with the development of our operations in France, where we arranged the biggest real estate facility in Europe to date. The new offices in Scandinavia and Italy have fully matched our expectations. In no time at all, the Stockholm branch has made it to the top table in the Scandinavian real estate sector: the most important transaction involved financing the purchase of an office portfolio worth just under €400 million, large parts of which were syndicated. In Spain, a new sales unit called HVB Real Estate Capital Iberia S.A. was set up in Madrid. The goal is to gain a position as an arranger of complex structured loans in the commercial sector.

Despite the current weakness in the European real estate markets, international operations continue to provide good prospects for growth. Many regions of Europe are growing more rapidly than the German market and are offering more attractive returns and risk ratios. The loan-to-value ratios are lower, the markets more transparent and less regulated. We aim to step up our activities as a senior lender in real estate banking this year, building on a persistently cautious risk policy.

BREAKDOWN OF INTERNATIONAL PORTFOLIO*

in %


UK 37
Netherlands 32
France 16
Italy 5
Rest of Europe 10

*excluding the U.S.

REAL ESTATE ASSET MANAGEMENT: REAL ESTATE BECOMES ATTRACTIVE ASSET CLASS

The international significance of real estate asset management is rising constantly. HVB Group was one of the first German banks to position itself in this segment, and today is one of the three market leaders in the field in Germany. As already happened in 2001, real estate became even more attractive as an asset class compared with equities and bonds. A majority of the funds designed for institutional investors generated above-average returns. The UK fund jointly issued with ERGO seven years ago achieved a gain of around 16% per year on the capital employed over its term.

The Central Europe Fund, which gives institutional customers access to the emerging markets of Central Europe, generated a current return of more than 9.5% in the year under review. Since its launch, the Southern European fund has increased in value around 15% in France and Spain each year. Among other additions this year will be a third real estate special fund complying with the extended investment provisions of the Germany's Fourth Financial Market Promotion Act. We also expect growth rates in real estate asset management to remain high over the next few years.

HVB EXPERTISE: NEW ASSESSOR EXPERT SYSTEM DEVELOPED FOR MARKET AND PROPERTY RATING

Clear risk and reward profiles for markets and properties are set to become key components of real estate valuation and profitability studies in response to the growing demands for greater transparency in the property sector. The main focus is on credit analysis for real estate loans, risk analysis for portfolios as part of securitization, investment and disinvestment decisions, and portfolio analysis and management. The IRB Advanced Approach under Basel 2 also calls for greater transparency. This will be provided by the competence center for real estate valuation, market research and consulting by means of the newly developed MORiX market and property rating program. This expert system has been used by 170 assessors to evaluate individual properties and real estate portfolios since the beginning of 2003. MORiX also taps into the proven ExpertiX information system, which the market researchers use to process analyses, forecasts, and rankings.

OUTLOOK: COMMERCIAL REAL ESTATE FINANCE SPUN OFF INTO THE HYPO REAL ESTATE GROUP

As described in the section covering the transformation of HVB Group elsewhere in the Annual Report, HVB Group intends to spin commercial real estate finance off into the independent Hypo Real Estate Group. We expect all the legal and technical requirements allowing the Hypo Real Estate Group to operate independently to be in place by year-end. Its operating units will each have a solid capital base and implement clearly defined business models. Building on this foundation, the Hypo Real Estate Group will be able to position itself as a strong market player.

SECTOR BACKGROUND

- German real estate markets weaken further in the wake of deteriorating economic data.
- Banks increase risk provisions, notably for exposures in eastern Germany.
- Continued trend for expanding international operations: German banks expand in lucrative European markets.
- Structured loans and attractive real estate investments distinguish offerings profile.



Our People

- More job cuts, social concerns respected
- Lower personnel expense
- Efficiency boosted by more part-time work, innovative employment models, and other capacity management tools
- Innovative Talent Center formed to consolidate the recruitment and promotion of young potentials

CRISIS MANAGEMENT IN THE SPIRIT OF CONSENSUS

For the financial services industry at large, 2002 was much worse than the preceding year, which was difficult enough. Competition and cost pressures intensified, increasing the pressure to cut back on personnel costs. The banking industry was swept by consolidation processes entailing branch closures and job cuts.

HVB Group was not impervious to these general trends. The number of employees working for the Group fell from 69,520 in the preceding year to 65,926; at year-end 2002 we operated a total of 2,028 facilities, as opposed to 2,238 at the end of 2001. Nonetheless, we remained true to the guiding principle that job cuts do not necessarily equal employee layoffs. At HVB Group, we utilize natural employee turnover – the rate of which is around 8.3% in HVB AG alone – to fill vacant positions internally. Furthermore, the Groupwide hiring freeze imposed by the Board of Managing Directors back in the spring of 2001 remained in effect throughout 2002.

To date, our workforce reduction program called for the elimination of 9,100 positions by 2004. A total of 3,569 were cut in 2002. Following the merger with Bank Austria Creditanstalt in 2000, we have shrunk our overall capacities and made our structures leaner.

Eliminating jobs while respecting social concerns is a demanding task that calls for excellent cooperation between management and employees. In particular, Human Resources Management and the employee representative bodies are called upon to develop socially acceptable solutions in the interest of everyone involved. The employees are represented by the Central Works Council, the Group Works Council, the Euro Council, the Speakers' Committee for Senior Executives, the representatives of handicapped employees and the representatives of our young employees and trainees. We wish to express our gratitude to these bodies for their constructive, solution-oriented and trustful cooperation last year. Furthermore, we wish to thank all our employees for their loyalty and trust – factors which are of great worth in these difficult times.

CAPACITY MANAGEMENT THROUGH RESIZING

We employ a wide range of employment and work-time models in order to strike the right balance between business requirements and HR capacity. In this regard, part-time work is an especially effective tool. We have steadily increased the percentage of part-time positions over the last few years; for the Group, this percentage was 14,6% in 2002, for the parent bank around 20% (2001: 18.5%). We set the benchmark among German banks in this respect. For the future, we have set ambitious goals for the further expansion of part-time work models (see under "Outlook"). The rising percentage of part-time workers attests to the success of our flexible work-time models; this is especially true of our "Fit im Team" program, which enables us to adapt our capacity to suit business needs.

REDUCTION IN
PERSONNEL COSTS

2001 total: €4,168m


Social security
costs €1,082m
Wages and
salaries €3,086m

2002 total: €3,912m


Social security
costs €1,019m
Wages and
salaries €2,893m

Other capacity management tools include:

- A special model for older employees – 929 employees now work part-time in the run-up to retirement.
- Telecommuting positions – the number of employees working from home while still being integrated into our business processes by way of modern technology is constantly rising. In this respect, we also make it easier for employees to balance the needs of work and family.
- Internal transfer – we encourage the transfer of employees within HVB Group. Besides disseminating expertise throughout the Group, this technique enables us to place employees precisely where they are needed. Approximately 1,500 transfers were effected in 2002.

Generally speaking, we promote the mobility and flexibility of our employees by means of new employment models and on-the-job training. To this end, we utilize our internal job exchange, HVB TransFair, and our job referral agency HVB Profil.

HVB TransFair coordinates the placement of employees whose jobs have been eliminated as a result of restructuring measures. These employees are taken into a so-called Task Force, where they are given temporary assignments. At the same time, TransFair provides employees with help restarting their careers, ranging from targeted continuing education programs to advice on starting a new business of their own. To date, 894 people have been accepted into this program; 85% have been placed in new positions, 5% still work at TransFair and only 10% have left the company.

HVB Profil maintains a pool of approximately 500 employees and places them not only inside, but also outside HVB Group. The people covered by the pool offer a wide variety of professional skills, from team assistants to bank clerks to university graduates. In the future, moreover, apprentices who complete their training programs with good performance will be given the opportunity to join the pool as well.

ENHANCING EFFICIENCY THROUGH IMPROVED SERVICE MANAGEMENT

Besides optimizing our capacity management capabilities, we are also working to improve HR administration and support processes. Here too, we set the benchmark among German banks. By means of rigorous service management, we intend to enhance the service quality of our HR work and also cut costs. Furthermore, we can invest freed-up personnel management capacity in consulting and development projects, a measure that particularly benefits high-potential employees.

The overriding goal of all these measures is to relieve managers and employees of administrative burdens so that they can focus on their core duties. First, we have created greater flexibility, enabling employees to place orders by phone, fax, e-mail or intranet, for instance. Direct support is provided through a competence center. The institution of lean processes and the use of call center technology have enabled us to lower processing costs approximately 20%. Second, we have given our employees more autonomy. To cite one instance, we have established an employee portal on the intranet, so that every employee can input orders and inquiries directly into our human resources management system.


INCREASING PART-TIME WORK
Part-time workers, in %
25
20
15
10
1998
1999
2000*
2001
2002
2003**
HVB Group
Parent bank
* Including Bank Austria Creditanstalt AG as of 2000
** Planned

NEW LOOK AT YOUNG TALENT

In economically tough times, it is all the more important to lay the groundwork for long-term success. With this principle in mind, we have exempted our management trainee and vocational training programs from the Groupwide hiring freeze. We continue to invest in young talent in many innovative ways. For instance, we were the first big German corporation to consolidate all our recruitment and career development activities into a single organizational unit, the Talent Center. Since May 2002, this new entity has serviced all the target groups of our HR marketing campaign – high school students, university students, graduates, and young professionals. Thus, the formerly existing boundaries between recruiting, career support and development have been dissolved in favor of a comprehensive strategy fostering young talent.

The philosophy of our goal-oriented HR marketing campaign remains unchanged: authenticity instead of entertainment. Guided by this principle, we carried out the following activities in 2002:

- Our "JobTruck" informed 5,000 students at 20 universities about career entry and development opportunities at HVB Group. Approximately 900 students participated in our job application clinics and worshops.
- We are making full use of the speed and cost efficiency of the Internet for our HR marketing campaign. Students used our internship exchange to apply for 300 positions in Germany and abroad.
- Our popular "JobDate on the Top Floor" program gives participants a chance to experience a typical working day at our bank. About 100 university students close to taking their final examinations took advantage of this opportunity to accompany one of our senior managers on a typical day at the office.

We also place a high priority on our vocational training programs for high school graduates. In 2002, we hired 448 bank trainees, 47 office communication trainees, 18 computer technician trainees and 28 vocational academy students. In the parent bank, the percentage of employees who are vocational trainees was 7.5% (2001: 8%).

BREAKDOWN OF EMPLOYEES

	2002	2001	2000
Consolidated group	65,926	69,520	72,867
of whom:			
Germany	32,901	34,387	35,293
Abroad	33,025	35,133	37,574
Parent bank	21,956	22,847	24,975
of whom:			
Trainees	1,646	1,824	1,867
Part-time workers	3,972	3,882	3,875
Employees on temporary contracts	309	421	489
Short-term workers	16	188	616
Pre-retirement part-time workers	929	845	765

CONTINUING EDUCATION INFORMED BY FOCUS ON CUSTOMERS

The future success of our bank depends in large measure on the quality of our customer acquisition and advisory services. Therefore, our continuing education programs were focused on precisely these topics in 2002. The Group's educational activities are consolidated in our HVB Academy subsidiary, which also markets its courses outside HVB Group. Among the Academy's most important activities in 2002 were qualifications-building and coaching programs for system-aided sales processes in the Germany business segment. All told, the parent bank spent approximately €12 million on continuing education last year.

PERFORMANCE-BASED COMPENSATION EXPANDED DESPITE BUDGET CUTS

Bonus budgets were adjusted to reflect the bank's difficult earnings situation in 2002. Nonetheless, we are sticking to our plan of increasing the variable component of compensation. We introduced a performance-based compensation structure for all employees of the parent company back in 1995; the variable component was increased in 2001. Under this compensation plan, employees receive a fixed salary (base salary plus special payment) and a bonus. For the first time, the collective wage agreement adopted at the end of 2002 allows more flexibility in the structure of compensation within the framework of a fixed tier plan.

Furthermore, our total compensation packages give employees the chance to make their own decisions about the structure of their compensation. Under such contracts, fringe benefits granted by the Bank are integrated into the salary and paid out as cash compensation. In the area of pension plans, we are expanding the selection of deferred compensation options; our employees can now choose between the company pension plan and other plans offered by external pension funds.

PERSONNEL EXPENSE REDUCED FURTHER

Already last year, we managed to reduce personnel expenses to €4,168 million. In 2002, we conducted a variety of actions to further reduce personnel expenses, including socially responsible job eliminations and flexible capacity management, increasing the percentage of part-time workers. Beyond this, we carried out other cost-saving measures such as the new travel guidelines that are intended to send a message about the Group's cost orientation. Personnel expense in 2002 amounted to €3,192 million.

HVB Group had a total of 65,926 employees at the end of 2002 (2001: 69,520). The number of employees in the parent bank was again lower: 21,956 as opposed to 22,847 last year. The acquisition of Bank Austria Creditanstalt that took place in 2000 greatly increased the international diversity of our Group. For the last two years, more than half of the Group's employees work outside Germany: 33,025 as opposed to 32,901 inside Germany.

HVB GROUP
PERSONNEL EXPENSE


€m
2,500
1,875
1,250
625
Germany
Non-Germany
1999
2000
2001
2002

OUTLOOK: LINKING VALUES WITH VALUE GENERATION

Cost reduction and the institution of lean structures by means of fair, transparent processes will continue to be among the most important goals of our HR management activities. For 2003, we aim to reduce personnel expenses even further. Above all, this goal will entail strengthening our personnel reduction program, which we intend to implement through intelligent solutions, such as flexible working time models instead of straight layoffs. Furthermore, optional benefits such as the company pension plan will be closely examined.

We plan to eliminate yet more positions. In this process, we will fully utilize the potential of natural attrition and the tools of capacity management to effect the job reductions efficiently while respecting social concerns. Part-time work schedules will play a key role in this regard: We want to increase the percentage of part-time employees to 18% in the Group, and to 22% in the parent bank.

To improve the consultation process in preparation for the upcoming decisions, we established a Round Table in December 2002. This is made up of leading representatives of the personnel departments, the business segments, the Central Works Council and the Speakers' Committee for Senior Executives. It has several aims: first of all, it will promote dialog between employers and employees. Secondly, it will develop fast-acting, efficient solutions to lower operating and personnel expenses and improve productivity.

The importance of values is elevated in difficult economic times. As we strive to develop consensus solutions that will enable us to bring about the necessary changes in the area of human resources, we are guided by values such as honesty and steadfastness. These values are rooted in our Code of Ethics, which has been communicated to our employees through a broad-based multimedia campaign. The commitment to our values will continue to be an integral aspect of our goal-oriented performance appraisal meeting, which remains our most important management instrument.

We also have a Groupwide Code of Conduct, adopted by the Group Board in 2001. This set of principles forms the basis for our relationship with customers, suppliers and government authorities; it places all employees of the Group under the obligation to conduct themselves in accordance with the same principles of ethical conduct that are enshrined in our Code of Ethics.

Furthermore, the Human Resources Standards (HRS) formulated by our corporate HR directors and adopted by the Group Board at the end of 2002 are also binding on all employees of the Group. These standards are based on human resources principles such as flexibility and "work-life balance." In the interest of promoting flexibility, we are prioritizing internal transfers in Germany and abroad. By this means, we intend to exploit synergies within the Group and above all open up exciting new prospects for talented employees.

It is our belief that value-oriented business management is closely tied to personal conduct guided by values. Therefore, we will make sure first of all that the values set forth in our Code of Ethics, Code of Conduct and HRS are communicated and internalized; secondly, we will continue to enhance the quality and cost efficiency of our HR work. We intend to bolster the profitability of HVB Group by these means. Furthermore, we intend to burnish our reputation in the market, both as a financial services provider and an employer.

Internal Services

- Information Technology: 20% reduction in development expenses
- Transaction Services: HVB Group sets new standards with state-of-the-art systems
- Real estate management: Range of services broadened by pooling competencies

CONCENTRATING ON CORE TASKS ENHANCES COST-EFFECTIVENESS

INFORMATION TECHNOLOGY: REORGANIZATION PRODUCES CLEAR DIVISION OF RESPONSIBILITIES AND EFFICIENCY GAINS

The Information Technology (IT) division underwent a complete reorganization in 2002, covering the areas of bankwide controlling, new systems development, and data center operation.

In the area of internal controlling, we have instituted a clear division of responsibilities. The operating departments set the budgets, priorities and operational requirements, while Core IT acts as a service provider responsible for design, implementation and operation. An impartial entity, IT Controlling has been set up to assure the fair interaction of all parties, together with service and cost transparency across the corporate group.

Under these conditions, we were able to focus our new projects much more precisely, increasing their efficiency and refraining from launching projects with no impact on our core business. In this way, we were able to reduce development expenses nearly 20% over last year. More than 50% of our development capacity is devoted to new and further developments. Numerous new projects have been implemented, including:

- Systematic sales controlling using new trading systems;
- Further development of the internal controlling model, which was certified by the appropriate regulatory authority in 2001, to perfect market risk assessment;
- HVB Real Estate Bank switching to the Group's standard IT landscape.

The reorganization also had a fast-acting, positive impact on data center operations. Failure rates were halved from prior-year levels. In the top applications, for instance, the number of failures was 45% less than in 2001. We did not experience a single major production failure in 2002 and therefore provided continuous, stable service to the operating divisions. Total Groupwide expenditures for IT amounted to approximately €1.2 billion. Expenditures excluding Bank Austria Creditanstalt totaled €872 million (2001: €901 million).

TRANSACTION SERVICES: HVB SETS THE BENCHMARK IN GERMANY

We further optimized and expanded our transaction services in 2002. In terms of productivity, scope of service, service quality, and IT systems, we now set the benchmark in Germany. We further refined our contingency plans and back-up organization. We acquired additional new business within the Group through money transfer services and the digitization of documents not related to money transfers, such as the digitized personnel file.

At the end of 2001, HVB Group became the first bank in the German market to offer standard euro transfers for handling payments to any location in Europe. In 2002 we built on our product and cost leadership in this area. Examples of areas where HVB Group implemented best practice include the diverse possibilities afforded to

TOTAL IT SPENDING IN 2002

€m


Germany 560
Austria/CEE 309
Corporates & Markets 169
Other (incl. Real Estate) 143

customers for placing transfer orders – especially via the Internet – as well as internal bank systems and processes and the connection to external clearing processes. At some sites, we installed pilots to further upgrade our self-service systems. Thus, customers can now make cash deposits around the clock. The early indications of customer acceptance and the functional effectiveness of the equipment have been so encouraging that we are now planning a substantial expansion. The quality of our business processes was again certified by the TÜV German engineering control association. Also in 2002, our foreign payments system was certified as meeting the DIN EN ISO 9001 standard.

In the area of electronic banking, we again demonstrated our technology leadership and increased our market share. In 2002, electronic banking transactions increased 30% over the preceding year. With the HVBglobalTRX electronic banking system developed by HVB Group, our customers can access all the transaction and information services of a bank – from money transfer services to letters of credit – via the Internet. The number of system users jumped a further 35% in 2002. With HVBglobalTRX, HVB Group is the first bank in Europe to offer convenient, fast, secure international payment services. We have fine-tuned our systems so that even these payments can be processed fully automatically and thus cost-effectively. Consequently, we are well-prepared for the gradual harmonization of domestic and international transfer services.

Another important goal we pursued in 2002 was to win new customers with very large transaction volumes. Big companies today usually process these payments through a number of different banks. To address the needs of this market segment, we upgraded our HVBglobalTRXplus electronic banking system to make us capable of providing one-stop transaction services to these customers. These XXL customers, as we call them, handle all their transactions through HVB Group.

We generate major cost-cutting potential for our customers by taking care of both transaction distribution and processing. We guarantee at least the same quality and processing speed as individual banks could provide – at the same price or less.

Our electronic banking program for professional securities customers such as brokers and investment companies proved highly successful in 2002. These customers use the Internet-based HVBmarketTRXsecurities electronic banking system developed by HVB to process all their securities transactions.

We further improved our position in the cash management business in 2002. We focused particularly on complex international solutions, especially for Central and Eastern Europe. Because HVB Group was named the pool bank in most cases, we registered an appreciable liquidity inflow. HVB has become firmly established as a provider of cash management services to European enterprises.

REAL ESTATE MANAGEMENT: ONE-STOP PROPERTY MANAGEMENT CREATES TRANSPARENCY AND BOOSTS EFFICIENCY

HVB Immobilien AG is the real estate management arm of HVB Group. It issued from the merger of various subsidiaries and was recorded as a new company in the Commercial Register in 2002.

Jointly with HVB Gesellschaft für Gebäude mbH & Co. KG, also a wholly-owned HVB Group subsidiary, this company is the general lessor and lessee of all of the Bank's properties used for operations. These two companies own all the Bank's German real estate.

The range of services offered by these two companies includes portfolio management, project development and implementation, real estate management, leasing and sales. These are in fact the strategic goals of our real estate subsidiaries, besides optimizing the property portfolio and lowering the Bank's operating costs.

The second stage of the Fünf Höfe development project in Munich was marketed during 2002. Retail outlets already leased in the first building phase recorded above-average profits, and the general level of public interest confirms the view that this property enjoys nationwide prestige.

Other highlights in 2002 were the sale of a portfolio of approximately 1,000 apartments in Dresden and Munich, and the rental of approximately 24,000 square meters of office space in Berlin.

REORGANIZATION OF CENTRAL PURCHASING ENHANCES COST EFFICIENCY

The reorganization of Central Purchasing has yielded significant cost reductions. We have revised the list of our suppliers and systematically renegotiated supply contracts. In addition, we have succeeded in raising cost-awareness among internal consumers. This helped us reduce the volume of non-IT procurement to approximately €60 million in 2002 from €100 million last year.

OUTLOOK: PRODUCT INNOVATION AND COST REDUCTION REMAIN TOP GOALS

In information technology, we will intensify our focus on new value-generating developments for the business segments in 2003 while at the same time further boosting internal efficiency. On balance, therefore, we expect IT expenses to decrease around 10% this year.

In the medium-term future, we can preserve the Bank's options in the IT arena only if the ratio of new developments to applications already in productive operation does not decline. This goal necessitates ongoing complexity reduction, which we seek to bring about by means of a systematic IT architecture. We will achieve this objective by linking systems and by standardizing wherever possible.

In the area of transaction services, we will further upgrade the HVBmarketTRXsecurities electronic securities processing system and complete work on the HVBmarketTRXcustody product. This system is destined to head the market. In order to further strengthen our position as the European transaction bank, we will step up our development of electronic money transfer solutions that can also be used for international payments in 2003. We have considerably expanded our electronic banking activities in recent years. We now plan to build on these gains to achieve a greater market share and – parallel to these efforts – optimize our systems and processes. This will yield cost savings that we will pass on to our customers.

The Fünf Höfe development will be completed and rented in March 2003. Other projects to upgrade and market properties will be carried out this year in Hamburg and Stuttgart. Real estate not needed for operational purposes will be sold in the course of the year. In addition, the successful launch of SAP has created a basis for transparency and synergy potential that will yield benefits for our plans to reduce administrative expenses. Looking into the future, Internal Services will continue to intensify the focus on cost efficiency and product innovation in all areas.

Sustainability Management

- Organization: Expanding sustainability management
- Communications: First HVB Group Sustainability Report
- HVB Group tops the global sector tables for sustainability
- Sustainable banking products: Underscoring environmental risk checks, infrastructure loans and ethical investments
- Sustainable banking operations: Focusing on business travel and digital business processes

SUSTAINABILITY HELPS BOOST EARNINGS AND CUT COSTS, WHILE ALSO PROTECTING THE ENVIRONMENT

ORGANIZATION: SUSTAINABILITY MANAGEMENT AS A WAY TO ENHANCE EFFICIENCY

The concept of sustainable development has become more important in recent years in the wake of the World Summit held in Johannesburg in August 2002, coupled with the ratification of the Kyoto Protocol and the associated introduction of trading in carbon dioxide emission rights. For us, 2002 was a year dominated by efforts to expand and reinforce sustainability management.

We define sustainability as an aspect of our corporate strategy that goes beyond economic goals to embrace ecological and social standards as well. Sustainable banking products and operations help to boost shareholder value in the long run. The goal is to harmonize ethical behavior with optimized processes and lower costs. The task of coordinating sustainability management has been entrusted to the Group Corporate Center. Beyond this, a decentralized network has been constructed involving representatives from key subsidiaries, including Bank Austria Creditanstalt and Vereins- und Westbank. The Center promotes the exchange of know-how and helps tap synergies.

Moreover, we took part in a series of external projects and initiatives in 2002, including the Munich Financial Service Providers and Local Agenda 21 study group; the Association for Environmental Management in Banks, Savings Banks, and Insurers; the Forum on Sustainable Investing; and the United Nations Environmental Program – Finance Initiatives. We have also become involved in the Club of Rome's European Environmental Education project as a partner. Our first Sustainability Report provides a comprehensive overview of HVB Group's strategies and activities in this field. (Please refer to the Financial Calendar for ordering information.)

HVB GROUP POSITIONED AMONG THE SUSTAINABILITY LEADERS


02
Member of
Dow Jones
Sustainability
Indexes

Since the fall of 2000, HVB has been included in the Dow Jones Sustainability Index (DJSI). The index is comprised of companies listed in the Dow Jones World Index that operate with the greatest environmental and social responsibility within their sectors. This underscores HVB Group's status as a sustainability leader in the finance sector. For more information: **www.sustainability-index.com**


FTSE4Good

HVB Group is also included in the benchmark FTSE4Good Europe and FTSE4Good Global, which were launched in July 2001. These indexes were established by FTSE (an independent index provider with the backing of the Financial Times newspaper and the London Stock Exchange) and comprise companies with excellent environmental and social management and a proven concern for human rights. For more information: **www.ftse4good.com**


Corporate Responsibility
rated by oekom research

HVB Group was awarded the best rating of 93 banks analyzed worldwide within the scope of "Corporate Responsibility Rating 2002." The rating was carried out by the respected sustainability rating agency oekom Research AG. Companies were assessed with regard to their activities in the areas of ecological, social and cultural responsibility. For more information: **www.oekom-research.com**

SUSTAINABLE BANKING PRODUCTS: CONCENTRATING ON LENDING AND INVESTMENTS

In terms of sustainability, HVB Group is highly respected around the world. We took first place in the Corporate Responsibility Rating 2002, a worldwide evaluation of banks carried out by oekom Research AG, a prestigious sustainability rating agency. And our pioneering role in this field has been rewarded with our inclusion in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good ethical index (see box).

An environmental risk check has been part of our credit policy for many years. In project financing, we comply with the World Bank's ecological standards, or with national standards if the latter are more stringent. We have extended loans in excess of €1 billion to finance renewable power generation alone. In addition, the parent bank has financed infrastructure projects such as recycling facilities, sewer systems and water treatment plants with total commitments of €8 billion. In the same area, our Bank Austria Creditanstalt subsidiary has supplied finance with a volume of more than €6 billion in Austria and the countries of Central and Eastern Europe, including drainage systems and water treatment plants.

In line with our open architecture strategy, we marketed external funds including Sarasin ValueSar, Credit Suisse Equity Fund Global Sustainability, and Focus GT Umwelttechnologie alongside our own investment products Activest Lux EcoTech and DJSI index certificate. The ImmoPass, the first European seal of quality for sustainable construction, is one of the flagships in our private real estate finance operations.

SUSTAINABLE BANKING OPERATIONS: CUTTING BACK BUSINESS TRAVEL AND PAPER

Our banking operations are geared to the principles of sparing resources and functioning cost-effectively. One of the most significant environmental effects comes from the emissions that are created by supplying energy to buildings and by business travel.

In the year under review, we launched an umbrella mobility project aimed at finding more environmentally friendly solutions for travel by employees between our locations in Munich. An analysis of the current situation indicated potential in two main areas: the use of electric cars between the facilities, and greater use of conference calls and video conferences. We hope these efforts will reduce the impact on the environment and also cut travel expenses.

One of the aims of the project targeting digital business processes is to encourage the conversion of paper-based operations to electronic media. This is helping to streamline workflows and reduce paper consumption. All in all, up to 40% of the reports and forms previously required in our sales function have been made superfluous by digitizing our business processes. Furthermore, the microfiches we used to employ for archiving are no longer required. The annual savings amount to something like twenty million sheets of paper and more than €15 million in process costs and other operating expenses.

OUTLOOK: NEW FINANCING OPPORTUNITIES, NEW INVESTMENT PRODUCTS, AND RESOURCE OPTIMIZATION

New financing opportunities in the environmental sector are being opened up by the recently approved accession of countries in Central and Eastern Europe to the European Union (EU). EU projections call for annual spending on environmental systems and infrastructure to total €20 billion if the candidate countries are to achieve EU standards by the time they join. Our outstanding market position in these countries presents excellent opportunities in areas such as drinking water and sewage, waste disposal and air purification. We are also looking to tap further potential in the field of sustainable investment, especially in association with institutional customers. To cite one example, our Schoellerbank subsidiary has developed the Ethical Personal Asset Management Portfolio in conjunction with rating agency oekom Research.

In our banking operations, we are committed to pursuing projects aimed at reducing the emissions arising from business travel and the power supply. At the beginning of 2003 we expanded our website to include information on sustainability issues. We are also planning a staff training program covering these issues. To sum up, we are dedicated to expanding sustainability management at HVB Group without losing focus on earnings potential and cost-efficiency.

Corporate Citizenship

- Corporate citizenship affirms our commitment to society
- Culture: Focusing on fine arts, music, film and literature
- Education: Promoting science and talented youth
- Society: Assisting social institutions and alleviating flood misery

CORPORATE CITIZENSHIP GUIDES OUR SOCIAL COMMITMENT

Even in difficult economic times, companies have an obligation to the localities they serve, bearing responsibility for cultural infrastructure and social institutions. Indeed they also benefit when the arts and culture are promoted, and social difficulties are alleviated. Involvement in cultural and social issues – increasingly referred to as the practice of corporate citizenship – helps to secure the long-term success of a company. Consequently, HVB Group, the premier banking group in the heart of Europe, has assumed responsibility for a wide range of corporate citizenship projects and initiatives.

FINE ARTS: POPULAR EXHIBITIONS AND INNOVATIVE COLLECTIONS

With an endowment of €2.6 million, the Hypo Foundation for Culture exists to promote cultural projects and institutions. Its main activity consists in sponsoring the fine arts.

The foundation's Kunsthalle art exhibition hall, which reopened in 2001, is one of the most popular venues in Munich. The "Claude Monet and Modernism" exhibition alone attracted 240,000 visitors. In addition, the foundation employed its "museum fund" to help German museums purchase works by contemporary artists.

Bank Austria Creditanstalt's Art Forum in Vienna is among the country's leading exhibition venues. Among the highlights in 2002 was "Nolde in the South Seas," an exhibition that was also displayed in our Munich Kunsthalle and which proved extremely popular at both locations. Further successes included exhibitions of works by artists such as Kurt Schwitters and Karel Appel.

Our commitment to the fine arts is also reflected in our main collection, which comprises more than 20,000 works of art. These paintings, sculptures, photographs and installations can be enjoyed by our customers and staff in our worldwide network of offices. The collection centers primarily on classical modernism and important contemporary German artists like Joseph Beuys and Georg Baselitz. We have made a whole host of valuable works from our collection available to public museums, including the Alte Pinakothek and Neue Pinakothek in Munich, as permanent loans. What is more, it has been possible to view selected works from this collection on the Internet since 2002.

Our subsidiaries also own prized art works: Bank Austria Creditanstalt, for example, has a collection of approximately 9,000 works by post-war Austrian artists. Vereins- und Westbank has built up a large collection of international photographs, which is displayed at its trading facility in Hamburg.

LANDMARK PRESERVATION: HELPING TO PROTECT HISTORICAL MONUMENTS

Every year since 1986, the Hypo Foundation for Culture has sponsored a landmark preservation award rewarding outstanding private achievements in preserving and restoring historical monuments in Bavaria. Our Württemberger Hypo subsidiary had the privilege of staging the 2002 ceremony at which the Monument Preservation Prize was awarded for the 25th time. This award, which was presented by Erwin Teufel, the premier of Baden-Württemberg, recognizes the efforts of private contractors and architects in preserving historical monuments.

We also supported the restoration of Speyer Cathedral – the most important Romanesque edifice in Europe – with a donation of €500,000, and organized a benefit concert to mark the start of renovation work on the Kaisersaal imperial hall in the Cathedral.

MUSIC: WIDE-RANGING SUPPORT

Bank Austria Creditanstalt is one of the leading sponsors of music projects in Europe. TV coverage of the New Year's Concert by the Vienna Philharmonic that it helped fund was enjoyed by over 38 million people in 38 countries, making it the most-watched concert in the world. Furthermore, Bank Austria Creditanstalt provides support for the Jeunesse program for young musicians and other projects designed to encourage young talent.

In 2002, we also supported a variety of other musical undertakings in other regions. Examples include:
- the festivals in Munich, Bayreuth, and Salzburg, the European Weeks in Passau and the Richard Strauss Days in Garmisch-Partenkirchen; and
- the Bach Festival in Leipzig and the International Organ Festival in Nuremberg, for which we were one of the main sponsors.

FILM: PROMOTING THE FUTURE

HVB Group has been one of the most important German film sponsors for many years now. At the 2002 Berlinale, we sponsored both the special Audience Award and the German Short Film award. At the Munich film festival, the Bank sponsored the best director prize for the fourteenth time; this €40,000 award is the most richly endowed private sector film prize in Germany. In 2002, this sponsorship was expanded to include awards for script writing and acting, each worth €20,000.

LITERATURE: PRIZES, EXHIBITIONS AND ROUND-TABLE DISCUSSIONS

Literature is one of the main elements of our cultural commitment alongside fine arts, music, and film. During 2002, we supported the Corine International Book Award. As one of the main sponsors, we inaugurated a prize for economics writing, which went to the sociologist Meinhard Miegel for his book "The Deformed Society." Elsewhere, our Blue Capital subsidiary presented the Italo Svevo Prize for contemporary German literature, named after the eponymous Italian-German author. And we also supported the Literaturhaus in Munich in staging an exhibition to mark its fifth anniversary.

EDUCATION: INVESTING IN SCIENCE AND THE FUTURE

For many years, we have been supporting science and education at both regional and national levels. Beneficiaries of our efforts include the association of donors to German science and the Max Planck Institute. In Bavaria, we are one of the most important patrons of Munich's Technical University. Furthermore, we act as voluntary treasurer to the University's Freundschaftsgesellschaft support organization and a number of scientific institutions – including the Ludwig Maximilian University in Munich and the Bavarian Academy of Science. We contribute both personnel and materials to these organizations.

Over the last few years, we have expanded and reinforced our commitment to education. HVB Group was a founding member of the Foundation of the Bavarian Elite Academy and sponsors the chair in business ethics at the University of Munich. We also support Bayerischer Rundfunk's orchestra academy. Bank Austria Creditanstalt maintains foundations at the University of Vienna and the Vienna University of Economics to promote the sciences. Among their activities, these foundations award scholarships and research prizes, and facilitate symposia.

DEBATE: FOCUS ON EUROPEAN INTEGRATION AND INTERNATIONAL UNDERSTANDING

As one of the biggest banks in Europe, we take a very active interest in the integration process of the European Union. Back in 1993, Bank Austria Creditanstalt was one of the founders of the European Club in Vienna. This organization, which looks at issues like the euro and the accession of new countries to the EU, now has branches in Budapest, Zagreb, Ljubljana, and Bucharest. The European Club is currently setting up branches in four further countries in Central Europe. Among the many events we organized with a focus on Central and Eastern Europe was a forum of experts involving Mikhail Gorbachev, which was staged by our Capitalinvest subsidiary in Vienna.

During 2002, we supported a number of organizations and events seeking to promote international understanding. This includes the Jerusalem Foundation and the Atlantik-Brücke; and two guest performances supported by us sought to enhance German-Russian relations:
- the performance of the Münchner Kammerspiele theater group in St. Petersburg to mark the opening celebrations of the 300th anniversary of that city's foundation; and
- the performance of a monastic choir from Moscow in Germany.

COMMITMENT TO SOCIETY: BENEVOLENT ACTIVITIES AND DISASTER RELIEF

For many years we have been supporting organizations and projects dedicated to social causes, including Catholic and Protestant institutions and other religious associations, as well as schools and organizations providing social aid.

One of the main beneficiaries of our donations in 2002 was the Stiftung Kindergesundheit, a foundation dedicated to preventive medicine for children. Elsewhere, the parent bank donated around €1 million for people affected by the severe flooding in eastern Germany. Our employees also made donations to a fund organized by the works council, whose purpose was to alleviate damage suffered by colleagues in the floods. The projects we supported included the reconstruction of kindergartens and sports facilities.

Bank Austria Creditanstalt made around €500 thousand available to assist people hit by the major floods in Austria, while our Czech subsidiary organized a benefit concert in Prague, whose proceeds went toward the renovation of damaged monuments in that country.

Our ethical principles and social commitment won an award in the year under review. HVB Group achieved first place in the corporate responsibility rating published by rating agency oekom Research (see also the section entitled Sustainability Management).

OUTLOOK: ENGAGEMENT FOR SPECIFIC PROJECTS

Looking to the future, we intend to shape our corporate citizenship commitments more to reflect our company profile as the bank in the heart of Europe. One area we mean to focus on is urban architecture. The Fünf Höfe (Five Courtyards) project in downtown Munich, whose first stage was opened in 2001, will reach completion in March 2003. Art is a feature of everyday life in the development's squares and passageways. The Swiss artist Rèmy Zaugg and the German photographer Thomas Ruff have enriched the Fünf Höfe with works on the walls and ground. In the five-sided Viscardi-Hof, Icelandic artist Olafur Eliasson has already installed a huge spiral globe. The famous Swiss architects Herzog & de Meuron, who won the Pritzker Price in 2001, were responsible for the architecture of the Fünf Höfe.

A series of interesting exhibitions including "Otto Müller – A Retrospective" and "Cartier – Fabergé, Court Jewelers to the Czar" are planned for the Munich art exhibition hall. Exhibitions including "Futurism – Radical Avantgarde" and "In Modernism's Thrall: Picasso, Chagall, Jawlensky" are scheduled at Bank Austria Creditanstalt's Art Forum in Vienna. We also intend to continue sponsoring the New Year's Concert of the Vienna Philharmonic beamed throughout the world, and will similarly maintain our promotion of festivals and talented young musicians. We will continue our support for our Corine Book Award in 2003. The Italo Svevo Prize, sponsored by our Blue Capital subsidiary, will be awarded at the Leipzig Book Fair. In the field of education, we intend to preserve our support for scientific institutions and projects. All in all, our commitment to corporate citizenship is not diminished by the difficult economic climate, and we are always looking for ways to sharpen our focus.

Executive Boards

HONORARY CHAIRMAN OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Former Spokesman of the Board of Managing Directors and former Chairman of the Supervisory Board of Bayerische Vereinsbank Aktiengesellschaft, Krailling

SUPERVISORY BOARD

DR. ALBRECHT SCHMIDT
Former spokesman of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn,
Chairman, since January 7, 2003

HERBERT BETZ
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Baldham,
Deputy Chairman

DR. RICHARD TRAUTNER
Former member of the Board of Managing Directors of Bayerische Vereinsbank Aktiengesellschaft, Krailling,
Deputy Chairman
until December 31, 2002

KURT F. VIERMETZ
Former Vice Chairman of J.P. Morgan & Co. Inc., New York, Rye and Munich,
Chairman until December 31, 2002,
Deputy Chairman since January 1, 2003

DR. MANFRED BISCHOFF
Member of the Board of Management of DaimlerChrysler AG and Chairman of the Board EADS N.V., Starnberg
since July 3, 2002

DR. DIETHART BREIPOHL
Member of the Supervisory Board and former member of the Board of Management of Allianz Aktiengesellschaft, Icking
until May 23, 2002

HEIDI DENNL
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

VOLKER DOPPELFELD
Former member of the Board of Management and Chairman of the Supervisory Board of BMW AG, Münsing

ERNST EIGNER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Karlsfeld

HELMUT GROPPER
Ministerialdirektor in the Bavarian State Ministry of Finance, Königsbrunn
until January 31, 2003

KLAUS GRÜNEWALD
Trade union secretary, Vereinte Dienstleistungsgewerkschaft e.V., Gröbenzell

HEINZ-GEORG HARBAUER
Chairman of the Board of Education of Vereinte Dienstleistungsgewerkschaft in Bayern e.V. trade union

ANTON HOFER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Nuremberg

DR. EDGAR JANNOTT
Former Chairman of the Managing Board and member of the Supervisory Board of ERGO Versicherungsgruppe AG, Kaarst
until May 23, 2002

MAX DIETRICH KLEY
Deputy Chairman of the Board of Executive Directors of BASF AG, Ludwigshafen

PETER KÖNIG
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

HANNS-PETER KREUSER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

DR. LOTHAR MEYER
CEO of ERGO Versicherungsgruppe AG, Bergisch Gladbach
since May 23, 2002

DR. HANS-JÜRGEN SCHINZLER
Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Ottobrunn
since March 3, 2003

CHRISTOPH SCHMIDT
Employee, Vereins- und Westbank Aktiengesellschaft, Schleswig

JÜRGEN E. SCHREMPP
Chairman of the Board of Management of DaimlerChrysler AG, Stuttgart
until May 23, 2002

DR. SIEGFRIED SELLITSCH
Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung, Vienna

PROFESSOR WILHELM SIMSON
Chairman of the Board of Management and co-CEO of E.ON AG, Trostberg
since May 23, 2002

PROFESSOR HANS-WERNER SINN
President of the Ifo Institute for Economic Research, Gauting

HELMUT WUNDER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

SUPERVISORY BOARD COMMITTEES*

EXECUTIVE COMMITTEE
Dr. Albrecht Schmidt, since January 7, 2003
Herbert Betz
Dr. Richard Trautner, until December 31, 2002
Kurt F. Viermetz

BUSINESS DEVELOPMENT AND CREDIT COMMITTEE
Dr. Albrecht Schmidt, Chairman, since January 7, 2003
Herbert Betz
Dr. Diethart Breipohl, until May 23, 2002
Dr. Lothar Meyer, since May 23, 2002
Dr. Richard Trautner, until December 31, 2002
Kurt F. Viermetz
Helmut Wunder

AUDIT COMMITTEE
Dr. Diethart Breipohl, Chairman, until May 23, 2002
Dr. Lothar Meyer, Chairman, since May 23, 2002
Dr. Edgar Jannott, until May 23, 2002
Helmut Gropper, until January 31, 2003
Anton Hofer
Peter König
Professor Wilhelm Simson, since May 23, 2002

TRUST BUSINESS COMMITTEE
Dr. Edgar Jannott, Chairman, until May 23, 2002
Dr. Siegfried Sellitsch, Chairman since May 23, 2002
Christoph Schmidt
Professor Wilhelm Simson, since May 23, 2002

NEGOTIATING COMMITTEE
Dr. Albrecht Schmidt, since January 7, 2003
Herbert Betz
Peter König
Kurt F. Viermetz

TRUSTEES

Trustees for mortgage banking operations pursuant to Section 29 of the German Mortgage Banking Act

DR. OTTO BEIERL
Ministerialdirektor in the Bavarian State Ministry of Finance, Munich

Deputies

ERWIN HORAK
Ministerialrat (retired), President of the State Lottery Administration, Munich

DR. ROLAND JÜPTNER
Financial President of the Regional Revenue Office, Munich

ECKEHARD SCHMIDT
Ministerialdirigent in the Bavarian State Ministry of Finance, Munich
until November 30, 2002

* See also Report of the Supervisory Board

BOARD OF MANAGING DIRECTORS

STEPHAN BUB
born 1958,
Corporates & Markets
business segment

DR. EGBERT EISELE
born 1942,
HVB Real Estate business segment
Shared Services,
until December 31, 2002

DR. STEFAN JENTZSCH
born 1960,
Germany business segment
Chief Risk Officer (CRO)[1]

DR. NORBERT JUCHEM
born 1952,
International Markets Division,
until January 31, 2002

MICHAEL MENDEL
born 1957,
Chief Risk Officer (CRO)
since February 1, 2002

DR. CLAUS NOLTING
born 1951,
HVB Real Estate business segment:
Germany,
until December 31, 2002

DIETER RAMPL
born 1947,
Board spokesman[2]

GERHARD RANDA
born 1944,
Austria/CEE Business Segment
Chief Operating Officer (COO)

DR. ALBRECHT SCHMIDT
born 1938,
Board spokesman,
until December 31, 2002

DR. PAUL SIEBERTZ
born 1948,
Human Resources Management,
until March 31, 2003

DR. WOLFGANG SPRISSLER
born 1945,
Chief Financial Officer (CFO)

[1] until January 31, 2003
[2] since January 1, 2003



The HVB Group Board (from left):
Stephan Bub
Dieter Rampl
Michael Mendel
Dr. *Wolfgang* Sprissler
Dr. Stefan Jentzsch
Dr. Paul Siebertz
Gerhard Randa

FIRST EXECUTIVE MANAGEMENT LEVEL

GERMANY BUSINESS SEGMENT

Corporate Customers
and Professionals,
Günther Berger

Standard Products and Processes,
Burkhard Breiing

Retail Sales,
Dr. Alexander Kolb

Wealth Management/Activest,
Andreas Wölfer

CORPORATES & MARKET BUSINESS SEGMENT

Fixed Income/Foreign Exchange,
Wilhelm Hemetsberger

Equity, Jens-Peter Neumann

Corporates/Global Credits,
Ronald Seilheimer

AUSTRIA/CEE BUSINESS SEGEMENT

Board members of BA-CA

CHIEF RISK OFFICER (CRO) UNITS

Real Estate Portfolio, Jürgen Cancik

Chief Credit Risk Officer,
Dr. Stefan Schmittmann

Risk Control/
Chief Market Risk Officer,
Dr. Johann Strobl

CHIEF OPERATING OFFICER (COO) UNITS

Operations (Group-wide optimization
for systems and shared services),
Wolfgang Haller

COO Germany business segment,
Christoph Wenzel

COO Corporates & Markets business
segment, n.n.

GROUP CORPORATE CENTER: SPOKESMAN UNITS

Executive Office/
Corporate Communication,
Gunter Ernst

Human Resources Management,
Heinz Laber

Controlling
(also reporting to the CFO),
Dr. Burkhardt Pauluhn

CHIEF FINANCIAL OFFICER (CFO) UNITS

Accounting and Taxes,
Dr. Michael Kemmer

Auditing, Karl Limmer

Legal Department,
Dr. Diether Münich
(from June 1, 2003 Dr. Andreas Früh)

Controlling
(also reporting to the spokesman)
Dr. Burkhardt Pauluhn

as at February 25, 2003

EUROPEAN ADVISORY BOARD

The function of the European Advisory Board set up in 2001 is to advise the Bank on important banking, economic and social developments in the individual regions where HVB Group is active. The Board held two meetings last year.

DR. THEO WAIGEL

Former federal minister,
Gassner Stockmann & Kollegen,
Munich,
Chairman

DR. JOSEF JOFFE

Publisher and Editor-in-Chief
Die Zeit, Hamburg

PROFESSOR HENNING KAGERMANN

CEO, SAP AG, Walldorf

SUSANNE KLATTEN

Chairman of the Board of Counsellors,
Herbert Quandt Foundation,
ALTANA AG,
Bad Homburg

FERDINAND LACINA

Consultant to the Managing Board,
Bank Austria Creditanstalt AG,
Vienna

MIKLOS NEMETH

Former Prime Minister of Hungary,
Budapest, Hungary

JANUSZ REITER

President, Center for International
Relations,
Warsaw, Poland

HUBERTUS SCHMOLDT

President,
Mining, Chemical and Energy
Industrial Union,
Hanover

DR. GIUSEPPE VITA

Chairman of the Supervisory Board,
Schering AG, Berlin

IMPORTANT DATES 2003

Preliminary annual results	February 19, 2003
Annual press conference	*March 27, 2003*
Annual analyst conference	March 27, 2003
Annual General Meeting of Shareholders	May 14, 2003
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 14, 2003
Second-quarter earnings	July 31, 2003
Third-quarter earnings	October 23, 2003

IMPORTANT DATES 2004

Preliminary annual results	February 18, 2004
Annual press conference	March 18, 2004
Annual analyst conference	March 18, 2004
Annual General Meeting of Shareholders	April 29, 2004
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	*April 29, 2004*
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

CONTACTS

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

Annual Report Lexicon (available in German only)

ORDERING

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 89 50 60 75, or
faxing +49 (0)89 89 50 60 30.

DISCLAIMER

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000. For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

FINANCIAL SECTION



Financial Review

1. 2002: RISING TO THE CHALLENGE

The banking industry in Germany in particular was confronted with major challenges in 2002. The underlying economic conditions deteriorated constantly during the course of the year, economic forecasts were revised sharply downward, and the wave of bankruptcies reached a new peak in Germany with some 40,000 cases. At the same time, investor confidence suffered further, resulting in prices collapsing in dramatic fashion and extremely high volatilities on the international capital markets. Against this backdrop, a grand total of five domestic companies risked going public in Germany, putting the number of IPOs at its lowest point since 1983. On the bond market, spreads widened to unprecedented levels amid rising risk expectations. In this setting, the ratings of German banks were put under the microscope. HVB Group ("HVB Group" or "the Bank") was not able to avoid this process. Being downgraded makes funding more expensive, and weakens the competitive position of HVB Group, notably compared with public-sector institutions.

HVB Group has responded to the huge challenges thrown up last year by drawing up and implementing far-reaching plans:

1. HVB Group's management structure
HVB Group has been managed in line with the management structure described in detail in the 2001 Annual Report (see the section entitled "New Orientation of the HVB Group" in the Annual Review) since the start of 2002. Among other things, this structure resulted in a major boost to trading profit arising from the concentration of global capital market activities, including support for multinationals and mid-caps, in the Corporates & Markets business segment.

2. Tighter focus sharpens HVB profile
In order to sharpen its profile as one of the leading banks in Europe for retail and corporate customers, HVB Group decided in the fall of 2002 to consolidate its commercial

real estate business in a new real estate finance group, and to separate it from HVB Group. At the same time, systematic disposals of non-core activities have been continued, leading in the year under review, for instance, to the sale of the Bank's participating interests in Brazil's Banco BBA, Bayerische Immobilienleasing, and Spaten-Brauerei. Direct brokerage activities have also been vastly redimensioned and focused on Germany and Austria after the sale of SelfTrade.

3. Wide-ranging package of cost-cutting measures
The Bank has initiated several efficiency-enhancing measures aimed at realizing significant synergies by 2004. In 2003, this includes pressing ahead with a program initiated in 2001 looking to reduce the number of employees at the corporate group by 9,100, 75% of which had already been realized by the end of 2002. The headcount declined by 3,594, or 5.2%, to 65,926 in 2002, while the number of offices maintained fell by 134 to 2,104. The other cost-cutting measures featuring considerable restrictions in terms of company cars, travel expenses, consulting fees, procurement, office occupation, and so on, yielded the expected savings last year. General administrative expenses fell 8.3% year-on-year, to €7,076 million.

4. Restructuring and capacity adjustments, notably in the Germany segment
In order to compensate for falling demand for its services notably in the Germany segment, the Bank has adopted an additional, broad raft of cost-cutting measures, which will have a major impact in the future. The program envisages further branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units.

The related restructuring expense has been included in the income statement for 2002 by creating an appropriate provision.

2. INCOME STATEMENT

The Bank has adjusted the development of general administrative expenses (down €640 million or 8.3%) to match the decline in operating revenues (down €680 million or 6.2% without extraordinary gains on the disposal of Foreign & Colonial last year) by implementing massive savings. The main contributing factor was the sharp rise in provisions for losses on loans and advances, which resulted in the Bank reporting an operating loss of €638 million, some €2,133 million below the prior year's profit. For the first time, an addition to restructuring provisions totaling €286 million is being shown in a separate item below operating profit.

Net interest income fell 9.3% compared with last year, to €6,649 million. This decline can be attributed primarily to lower earnings from the Bank's shareholdings, including companies valued at equity, falls in volume associated with the managed reduction of risk assets, the effects of a stronger euro, notably against the dollar and CEE currencies, and the effects of the deconsolidation of several Group companies. The interest margin based on average business volume narrowed 9 basis points to 1.04%.

The wave of bankruptcies back in the spring of 2002 hit a number of large exposures, and affected the Bank's lending to small and Mittelstand customers in Germany to an ever greater extent as the year wore on. Foreign borrowers also suffered from sharp declines in credit ratings, as reflected in the numerous downgradings by

WORKFORCE


'000
80
60
40
20

the international rating agencies. Against this backdrop, the Bank increased provisions for losses on loans and advances a sharp 83.1%, to €3,797 million. Thus the Bank took new write-downs on 0.78% of its lending volume. This caused total write-downs on loans and advances, including reversals and utilization, to rise to €13,716 million, which, combined with loan-loss provisions, amounts to 2.91% of the Bank's lending volume (2001: 2.55%).

At €2,684 million, net commission income remained 6.7% below the prior year value. Given the weak condition of the international capital markets, the wait-and-see attitude of many investors resulted in materially lower revenues from the securities and depositary business. At the same time, the strategic partnership with the Munich Re Group had a positive impact on the revenues from agency operations. The proportion of net commission income in total operating revenues rose from 25.5% to 26.2%.

Despite the difficult environment, trading profit developed at a very healthy rate. The Bank was able to book further substantial gains in the fourth quarter, thus managing to beat even the very strong first quarter. The total of €787 million is up 32.9% year-on-year. The rise can be attributed primarily to price-related operations.

Last year, other operating income included the gain on the disposal of the Bank's holding in Foreign & Colonial totaling €370 million disclosed by the Asset Management segment. This non-recurring item explains the decline in the balance of other operating income and expenses of 76.3% to €115 million.

In order to depress general administrative expenses, the Bank launched a wide-ranging package of measures which achieved its aims. General administrative expenses fell 8.3%, to €7,076 million, much further than originally planned at the start of the year. Personnel expense declined 6.1%, while other administrative expenses declined 10.8%.

The cost-income ratio, which totaled 70.7% last year without the extraordinary gain on the disposal of Foreign & Colonial, improved to 69.1%.

At €649 million, net income from investments was up 22.5% year-on-year. As last year, this includes a gain on the acquisition of minority interests in, and the subsequent deconsolidation of, a financial company used to hedge part of the Bank's strategic shareholdings and conduct money dealings. Moreover, the Bank realized gains on the disposal of holdings in Dresdner Bank held indirectly through Vermo Vermögensverwaltungsgesellschaft, in E.ON, in Deutsche Börse, and on the sale of smaller industrial holdings. At the same time, the Bank had to cope with considerable expenses arising from adjustments to its portfolio of shareholdings. This relates primarily to write-downs on the Bank's interest in Brazil's Banco BBA which was sold, HVB Capital Asia, Banco Inversión, and Wüstenrot & Württembergische AG, which were acquired a few years ago for strategic reasons.

Alongside scheduled amortization of goodwill, the Bank took non-scheduled amortization totaling €185 million, notably in relation to the sale and deconsolidation of SelfTrade.

The non-scheduled amortization of goodwill reduces scheduled amortization and hence the charges taken against earnings in the future.


COST-INCOME RATIO
in %
70
68
66
64
68.4
69.1
63.9*
as a proportion of operating revenues
*Proforma

In the year under review, the Bank created restructuring provisions totaling €286 million for a wide-ranging package of measures aimed at cutting future costs. This is shown in a separate item for the first time.

The net loss before taxes totals €821 million for the corporate group as a whole, to which the individual business segments contributed the following amounts:

Germany	–€1,407 million
Austria/CEE	€319 million
Corporates & Markets	–€152 million
Real Estate Workout	–€160 million

The operating income reported by the Germany segment was depressed primarily by the development of provisions for losses on loans and advances. These doubled, mostly due to higher write-downs in the Business Customers and Professionals division and the much higher loan-loss provisions relating to the commercial real estate finance business now allocated here, as well as the sharp decline in net commission income. The segment's net loss before taxes was also heavily affected by the non-recurring charges associated with write-downs on participating interests shown under net income from investments, non-scheduled amortization of goodwill on SelfTrade and DAB Bank totaling €185 million in the Retail Customers division, and the addition to restructuring provisions totaling €212 million. Thus the segment's results include adjustments amounting to approximately €500 million which will not recur in future income statements.

By contrast, the Austria/CEE segment made a positive contribution to net income, thus completing a turnaround compared with 2001. Relatively stable operating revenues combined with far lower provisions for losses on loans and advances and rapidly declining general administrative expenses to produce an operating profit of €390 million. The cost-income ratio improved to 71.2% from 80.3% last year. The Bank Austria Group as a whole, including the results from the Corporates & Markets segment and the Other/consolidation segment together with group-specific items like amortization and refinancing expense of goodwill, contributed €263 million to the net income before taxes of the new HVB Group.

The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Group of €504 million is published separately by Bank Austria.

The results posted by the Corporate & Markets segment were depressed by the sharp decline in net commission income together with the planned reduction of risk assets, the effects of changes in exchange rates and deconsolidation, and the high level of provisions for losses on loans and advances. The healthy 80% rise in trading profit failed to compensate fully for these negative factors. Operating income totaled €215 million. The net loss before taxes was primarily aggravated by write-downs on participating interests shown under net income from investments.

The net loss of the Real Estate Workout division was depressed notably by losses of €115 million assumed.

As a result of the developments in the individual business segments outlined above coupled with the effects of consolidation and results shown in the Other/consolidation column, HVB Group new reported net loss before taxes of €853 million. This total includes extraordinary charges of around €1.1 billion as well as gains on the sale of shareholdings.

The new Hypo Real Estate Group ("Hypo Group"), which is shown separately as an operation to be discontinued because the Bank intends to spin it off, achieved net income before taxes of €60 million.

Income taxes fell from €582 million last year to just €37 million in 2002. The net loss before taxes recorded for the year does not give rise to any tax income in the corporate group, since the net loss reported for tax purposes in Germany cannot be offset against net income booked notably by the Bank's international subsidiaries. As in the past, the Bank has disclosed hardly any deferred tax assets for losses carried forward by its German subsidiaries, one of the reasons being proposed changes in tax legislation.

Minority interest in the net loss of €858 million totaled €29 million. The net loss adjusted for minority interest amounted to €829 million. The retained earnings of HVB Group declined by this amount.

3. BALANCE SHEET

The Bank's total assets at December 31, 2002 amounted to €691.2 billion, representing a 5.1% decrease on the prior year. The decline resulted primarily from lower placements, loans and advances to banks and customers, and investments.

The Bank's lending volume (loans to banks and customers, including contingent liabilities) fell 3.0%, to €487.9 billion. Of this amount, municipal loans accounted for €81.7 billion (–7.0%), while mortgage loans totaled €200.2 billion (+3.8%).

Investments include fixed-income securities held to maturity of €31.2 billion (–18.0%), available-for-sale investments of €69.7 billion (–6.3%) companies valued at equity of €0.5 billion (–56.9%), and investment property of €0.6 billion (–31.1%).

On the lending side, the main decreases relate to loans and advances to customers, down €16.7 billion or 9.8%, and promissory notes and other liabilities evidenced by paper, down €39.1 billion or 12.6%.

Shareholders' equity shown in the balance sheet declined as a result of changes in the valuation of financial instruments and the reduction in retained earnings used to compensate for the net loss for the year. The changes in the valuation of financial instruments reflect movements in the available-for-sale reserve and the cash flow hedge reserve. The available-for-sale reserve primarily contains the differences between the fair values and the carrying amounts of the Bank's shareholdings, provided they are not classified as assets held for trading purposes. Following the dramatic collapse in stock prices primarily in the second half of the year, the Bank already disclosed a negative available-for-sale reserve at September 30, 2002.

BALANCE SHEET


€bn
800
600
400
200
Total assets
Risk assets compliant with BIS

By year-end, this loss had reached €1.3 billion, while there was no impairment affecting reported net income in the corresponding available-for-sale financial instruments. The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedging relationships which may not yet be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when taken in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset by historic undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating return on equity. Without these changes in valuation of financial instruments, shareholders' equity declined 9.8%, to €17.6 billion.

The Bank's risk assets compliant with BIS rules were reduced 6.7% in the year under review, to €340.6 billion, as planned. The securitization and passing on of lending risks worth a total of €12.5 billion to the capital market helped to reduce this figure. Market risk positions fell to €2.3 billion (2001: €3.2 billion).

During the year under review, core capital as per approved annual financial statements declined 12.0%, to €19.1 billion, mostly due to the merger of a financial company and the effects of deconsolidation. Equity funds, which includes both liable equity of €31.8 billion and tier III capital of €1.6 billion, fell 19.5%, to €33.4 billion. The main factors contributing to this were the items influencing the development of core capital and the rapidly declining revaluation reserves. The core capital ratio compliant with BIS rules totaled 5.6% after 6.0% last year; the equity funds ratio compliant with BIS rules declined from 10.3% to 9.1%.

The two primary goals of the Bank's 2003 transformation program are to restore the capital ratios to sustainable levels by cutting approximately €100 billion from risk assets and to enhance HVB Group's risk profile. Once the planned measures have been implemented, the core capital ratio is expected to move toward 7% by year-end 2003.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio value is at least 1.0. At the parent bank, the figure averaged 1.2 in 2002.

4. EVENTS AFTER DECEMBER 31, 2002

The planned transfer of the Bank's commercial real estate finance business to the new Hypo Group and the subsequent spin-off from HVB Group is outlined in the section entitled "Transforming HVB Group" in the Annual Review. It will also be described in more detail in the spin-off report to be published at a later date. In the run-up to this move, in 2002 the Bank contributed the shares in Württembergische Hypothekenbank, Westfälische Hypothekenbank, HVB REC London, HVB REC France, HVB REC Italia, and PBI Beteiligungsgesellschaft previously held by the parent bank to intermediate holding companies. Following the voluntary acquisition offer in the fall of 2002 and further purchases, the Bank held 96.9% of the shares in HVB Real Estate Bank by year-end. A squeeze-out is currently being prepared to enable the Bank to acquire the remaining shares. Potential risks inherent in the existing portfolio of HVB Real Estate Bank AG are covered by the parent bank up to a maximum amount of €590 million. At the end of January 2003, the Bank issued a guarantee for this amount, which is effective for fiscal 2003 and 2004. The shareholders of the parent bank will consider a resolution regarding the spin-off at the Annual General Meeting of Shareholders on May 14, 2003.

5. OUTLOOK

The forecasts relating to the future development of HVB Group represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not foreseeable – as discussed in the Risk Report – it is possible that actual results will differ from those currently projected. The general economic outlook for 2003 underlying the Bank's planning processes is explained in detail in the section entitled "Outlook" in the Annual Review.

The persistently bleak economic outlook will continue to blight banking operations in 2003. At the same time, the planned spin-off of the Bank's commercial real estate finance business together with the 2003 transformation program will have a considerable positive impact on the development HVB Group's business.

The projections already take account of the spin-off of the Bank's commercial real estate finance business, such that planning for the new HVB Group excludes the new real estate finance group. Accordingly, the comparative base is provided by the 2002 figures for HVB Group new, as shown in the segment reporting in the notes to the consolidated financial statements elsewhere in the Annual Report.

The prime objectives for 2003 are to bolster the Bank's capital base and operating performance. The aim is to raise the core capital ratio in the corporate group toward 7% by year-end. The main means to achieve this aim will include cutting approximately €100 billion from risk assets, of which €57 billion relates to the spin-off of the commercial real estate finance business and approximately €40 billion to securitization, a reduction in lending operations in the Americas and Asia, portfolio sales, and sales of holdings with no strategic or operational value added. These measures are also intended to reinforce the Bank's rating on international capital markets and thus to facilitate its funding options.

Moreover, priority will be given in 2003 to building the foundation for greater profitability in the long run. In the medium term, the Bank is looking to achieve a return on equity after taxes and before amortization of goodwill in excess of 10% in the corporate group. A significant improvement in operating income should already be recorded in 2003.

The Bank is looking to increase the total operating revenues of HVB Group new slightly in 2003 compared with last year. Net interest income will be depressed by the planned reduction in risk assets. For the remaining volume, better margins on the lending side should more than compensate for higher funding costs. Securities operations are projected to pick up again compared with 2002, which would have positive effects on net commission income. Trading profit should benefit more than last year from the Bank's integrated capital-market and customer approach and should increase sharply.

The Bank projects a tangible reduction in provisions for losses on loans and advances, which should fall well below the prior year value following the high charges recorded in 2002. This also applies if the risk coverage for HVB Real Estate Bank described under "Events after December 31, 2002" is taken up. At this stage, it is not yet possible to foresee whether the conditions triggering payments by the parent bank stated in the guarantee will occur.

The cost-cutting measures initiated last year will take full effect for the first time in 2003. Consequently, the Bank expects general administrative expenses to again fall well short of the prior year level.

In the items below operating profit, the Bank does not currently project any material contributions to net income from investments. The non-scheduled amortization of goodwill, which was a considerable burden on the income statement in 2002, will not recur. Moreover, this move will also cut approximately €200 million from scheduled amortization of goodwill.

The following tables show the year-on-year expectations for the new HVB Group using the planning bandwidths described (without portfolio or holding disposals, whose impact on net income is not yet known, and without the risks covered for HVB Real Estate Bank AG):

Operating performance

		HVB Group new
	2003 e	2002
Total operating revenues, €m	9,500–9,900	9,575
General administrative expenses, €m	6,500–6,700	6,896
Provisions for losses on loans and advances, €m	2,200–2,500	3,292
Cost-income ratio, in %	66–70	72

Volumes and key capital ratios

		HVB Group old
	2003 e	2002
Risk assets, €bn	approx. 240	341
Core capital ratio under BIS rules, in %	6.8–7.0	5.6
Equity funds ratio under BIS rules, in %	10.3–10.8	9.1

2003 will be a year of transition, dominated by efforts to enhance the Bank's capital base and profitability. The full impact of the measures initiated at the start of the year will not yet be felt in the results for 2003. All in all, given the projected developments described here, the Bank expects to complete a turnaround in its operations enabling it to break even overall.

Risk Report

1. GROUPWIDE RISK CONTROL AND RISK MANAGEMENT

HVB Group has had a Groupwide system of risk control and risk management in place for several years. It is fully integrated into our internal processes for planning, management and control.

The controlled assessment of risk represents a key element for success and an ability to compete, especially under the difficult and uncertain market conditions experienced in the year under review, which are likely to continue in the foreseeable future.

Chief Risk Officer

At the beginning of 2002, we combined risk control and cross-segment risk management under the leadership of the Chief Risk Officer. Here, our Group Corporate Centers perform the core functions of identification, analysis and assessment of risk, as well as ongoing control and management.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group, and on the basis of this function, he also initiates measures to optimize the loan portfolio and ease pressure on capital utilization. He defines standards for credit policies/processes, credit portfolio management and pricing, and is involved in developing and implementing methods for measuring credit risks. In addition, the Group Credit Risk Manager exercises functional authority over the entire credit organization and heads the organization of senior risk managers as their line supervisor.

Senior risk managers are primarily assigned to specific industries, but they can also specialize in products or regions. This specialist knowledge ensures good quality in our credit decisions. In addition to preparing and making credit decisions for loans in excess of a specific volume, the senior risk managers develop portfolio strategies for industries, products and countries.

Powers for the credit decision process are delegated in part to the credit organizations within the various business segments.

Group Market Risk
The Group Market Risk unit is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Market Risk include asset/liability management, balance sheet structure management, measures to manage regulatory capital and to optimize the utilization and allocation of market risk.

The measures implemented in connection with this functions serve to support HVB Group's rating and return targets.

Risk Control
Risk Control ensures Groupwide record-keeping on HVB Group's risk situation and uniform assessment and quantitative evaluation of risks.

Its primary tasks and powers are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risk; and reporting to the Board of Managing Directors. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards and the corresponding statutory and regulatory requirements.

Local risk control units operate in all foreign branches and Group subsidiaries over which the Group Corporate Center exercises functional authority.

Group Audit
As an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the internal audit function at the parent bank. It additionally acts in various layers for Group subsidiaries. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of the subsidiaries' internal audit function.

In January 2000, the German Federal Banking Supervisory Office (since renamed the Federal Financial Supervisory Authority) issued new minimum standards (MaI) to be followed by the internal audit function of financial institutions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all the processes subject to especially high levels of risk must be audited at least once a year.

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner on the basis of a risk and control assessment process (RCA). The risk value calculated in this way serves as a basis for assigning an audit interval. The RCA is updated regularly. If significant changes occur, it is adjusted.

Annual review

A summary is prepared to provide the Group Board with an overview of essential audit findings and their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.



Chief Risk Officer
(CRO)
Group Credit Risk Management
–Credit portfolio management
–Credit policy and processes
–Senior risk manager organization
Group Market Risk
–Liquidity management
–Funding
–Asset/liability management
Risk Control
–Methods, models and processes
–Operational risk control

2. OVERALL BANK MANAGEMENT

Return-oriented capital management

The main focus of our capital market-oriented management concept is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield a certain return, which is derived from the expectations of the capital markets and is expected to be earned by the Bank's business units. Meeting (or exceeding) these return expectations and the changes they undergo in the course of time comprise the so-called value contribution, a vital management parameter for the entire corporate group.

Allocation of capital resources

a) Used core capital

The amount of regulatory capital required to back the operations of the Bank's individual business segments and departments is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by the German Banking Act, but a rate of 6.2%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

In 2003, we aim to increase our core capital rate toward 7.0%. At an appropriate time, the allocation of used core capital to the various business segments will then be adjusted accordingly.

b) Risk capital

At HVB Group we distinguish the following types of risk:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a consistent value-at-risk approach under which potential unexpected losses are measured to a 99% confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period. The required risk capital for the business segments and their departments is determined as part of the annual planning process in close cooperation between Risk Control and the individual business units. After approval by the Group Board, the amounts of capital are anchored in the controlling and reporting instruments.



Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, but do not manage it by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Group risk capital

We aggregate the overall risks, allowing for risk-reducing portfolio effects (diversification effects) to compute the overall Group risk capital. In the year under review, this was significantly reduced by €4.5 billion to approximately €9.6 billion. The decline resulted almost entirely from risks arising from the Bank's shareholdings/financial investments. This especially reflects the huge decline in prices of our shareholdings in Allianz and Munich Re in 2002. As a result, unexpected losses are now calculated on the basis of much lower share prices, so that the risk capital is correspondingly reduced. The decline in risk capital requirements for market risks is primarily the result of deliberate restraint in taking on positions in the volatile market environment. The main reason for risk capital reduction in the Germany business segment is DAB Bank.

The Group's overall risk capital is regularly measured against the capital cushion available to cover its risks. This capital cushion consists principally of equity funds (equity funds of subsidiaries are included on the basis of the Bank's level of ownership comparable to the calculation of risk capital), price and property reserves and average retained earnings. With the capital cushion to cover risks equaling €38.4 billion at the end of the year, the utilization of the capital cushion was just one quarter.

RISK CAPITAL AFTER PORTFOLIO EFFECTS*

Broken down by risk type	2002 € millions	2001 € millions	2002 in %	2001 in %
Market risk	700	948	7.3	6.7
Credit risk	2,069	1,893	21.4	13.4
Business risk	781	853	8.1	6.0
Operational risk	783	756	8.1	5.3
Risks arising from the Bank's own real estate portfolio	381	407	4.0	2.9
Risks arising from the Bank's shareholdings/financial investments	4,927	9,316	51.1	65.7
Total	**9,641**	**14,173**	**100.0**	**100.0**

Broken down by business segment	2002 € millions	2001 € millions	2002 in %	2001 in %
Germany	1,461	1,940	15.1	13.7
Austria/CEE	1,560	1,569	16.2	11.0
Corporates & Markets	1,637	1,660	17.0	11.7
Real Estate Workout	16	39	0.2	0.3
Other (including corporate shareholdings/financial investments not allocated to the business segments)	4,416	8,431	45.8	59.5
Total HVB Group (new)	**9,090**	**13,639**	**94.3**	**96.2**
Hypo Group	551	534	5.7	3.8
Total HVB Group	**9,641**	**14,173**	**100.0**	**100.0**

* Shown in accordance with the structure of HVB Group as of 2003

Capital management in line with statutory capital rules

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values:

Capital adequacy ratios

- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets);
- equity funds ratio (ratio of equity funds to the sum of risk assets and market risk positions weighted by a factor of 12.5).

We take the volatility of the risks calculated for meeting regulatory standards and that of the Bank's capital itself (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions) into account when budgeting the three above-mentioned ratios.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- In addition to a three-year plan of our ratios compliant with Principle I of the German bank regulatory requirements and BIS rules, we also prepare a rolling eight-quarter plan to provide an interim forecast for our BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROL

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk, and country risk.

Presentation of credit risks in the consolidated financial statements

Loan default risk

Loan default risk is defined as the potential losses arising from commercial lending operations. We created a total loan-loss provision of €3,938 million for these risks in 2002. Of this amount, €1,853 million relates to the Germany business segment, €511 to Austria & Central and Eastern Europe, and €1,060 to Corporates & Markets. We are carrying a loan-loss provision of €505 million for the operation to be discontinued Hypo Group, [which is shown as a separate segment in our segment reporting]. (The total provisions for losses on loans and advances shown in the income statement, including reversals of country-specific provisions, amount to €3,797 million.)

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2002, we succeeded in reducing the total portfolio volume in this area by €1.5 billion, from €5.7 billion to €4.2 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €1.4 billion, corresponding to a provision rate of around 34%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks decreased during 2002 compared to the prior year as a result of improved credit ratings, particularly in Russia's case, the reallocation to loan default risks, and the further reduction in the total portfolio volume. The high risk loan volume decreased €328 million in the year under review to €99 million.

The total volume of the Group's country risk provisions decreased to €87 million, primarily due to net reversals of €141 million.

Risk provisions Counting for write-offs taken on the lending portfolio equal to €2.4 billion, the total volume of risk provisions, including provisions for losses on loans and advances, increased €1.3 billion to €14.2 billion in 2002. With these steps, we have adequately provided for all known risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk Counterparty risk is defined as the potential losses arising from the default or deterioration of credit rating of a counterparty with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes and other derivatives outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management, or to manage credit risk in the case of credit derivatives.

At year-end 2002, the notional amounts of derivative transactions totaled approximately €2,808 billion.

Of the total volume of derivatives, €2,394.1 billion (85.3%) relates to interest rate derivatives, €356.9 billion (12.7%) to foreign exchange derivatives, and €55.9 billion (2.0%) to equity/index derivatives. The other derivative transactions (notably commodity derivatives and weather derivatives; without credit derivatives, which are shown separately) account for €0.6 billion.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.1% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €54.0 billion, or 1.9% of the total notional volume outstanding, at the end of 2002. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €39.5 billion at the end of 2002. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2002, this effect amounted to approximately €1.4 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €13.1 billion.

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 93.0% (2001: 91.5%) of counterparty risk before netting.

Credit derivatives The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes.

A substantial portion of our business volume in credit derivatives results from HVB Group's securitization programs, which primarily serve to reduce risk-weighted assets. Further details are presented in the notes (number 57) to the financial statements.

In a departure from our approach in the 2001 financial statements, for the first time we no longer show netted market values of credit derivatives. Instead we show the positive market values as gross replacement values of the credit derivative transactions. To ensure improved comparability, we have adjusted the prior year's values at December 31, 2001 accordingly.

DERIVATIVES VOLUME

€ millions	Notional amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2002	2001	2002	2001
Interest rate derivatives	**1,253,513**	**697,259**	**443,364**	**2,394,136**	**2,108,644**	**41,850**	**23,162**
OTC products							
FRAs	125,047	7,901	—	132,948	140,704	196	621
Single currency swaps	880,679	588,969	416,870	1,886,518	1,451,521	40,040	21,540
Interest rate options							
– purchased	35,357	42,718	12,321	90,396	86,640	1,611	998
– written	31,828	48,499	14,173	94,500	103,233	—	—
Other interest rate derivatives	2,253	42	—	2,295	8,009	3	3
Exchange-traded products							
Interest rate futures	67,974	7,032	—	75,006	99,168	—	—
Interest rate options	110,375	2,098	—	112,473	219,369	—	—
Foreign exchange derivatives	**304,579**	**40,891**	**11,447**	**356,917**	**319,763**	**8,198**	**7,476**
OTC products							
Foreign exchange forwards[1]	208,219	11,546	370	220,135	233,640	6,386	5,040
Cross-currency swaps	15,349	26,865	10,849	53,063	51,064	1,057	2,070
Foreign exchange options[1]							
– purchased	37,321	1,520	139	38,980	15,460	755	366
– written	43,690	960	89	44,739	19,599	—	—
Other foreign exchange contracts[1]	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index derivatives	**14,615**	**36,340**	**4,919**	**55,874**	**42,814**	**3,947**	**2,063**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	2,900	12,676	1,968	17,544	16,321	3,947	2,060
– written	3,777	14,236	2,510	20,523	15,209	—	—
Other equity/index derivatives	1,519	3,102	441	5,062	7,932	—	3
Exchange-traded products							
Equity/index futures	1,536	—	—	1,536	1,608	—	—
Equity/index options	4,883	6,326	—	11,209	1,744	—	—
Other transactions[2]	**94**	**533**	**—**	**627**	**444**	**34**	**43**
Total	**1,572,801**	**775,023**	**459,730**	**2,807,554**	**2,471,665**	**54,029**	**32,744**

[1] including gold
[2] excluding gold

COUNTERPARTY TYPE

	Counterparty risk			
	2002	2001	2002	2001
	€ millions	€ millions	Structure in %	Structure in %
OECD central governments (and central banks)	399	390	0.7	1.2
OECD banks	48,028	27,274	88.9	83.3
OECD financial institutions	1,812	2,292	3.4	7.0
Non-OECD central governments (and central banks)	28	10	0.1	0.0
Non-OECD banks	164	159	0.3	0.5
Non-OECD financial institutions	—	90	0.0	0.3
Other companies and private individuals	3,598	2,529	6.6	7.7
Total	**54,029**	**32,744**	**100.0**	**100.0**

CREDIT DERIVATIVES

€ millions	Contract volume					Positive market values	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2002	2001	2002	2001
Banking book	**1,904**	**1,045**	**27,147**	**30,096**	**11,726**	**820**	**438**
Protection buyer							
Credit default swaps	1,874	896	21,872	24,642	10,942	61	23
Total return swaps	—	—	2,000	2,000	—	1	—
Credit-linked notes	30	30	2,483	2,543	335	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	—	99	39	138	34	1	—
Total return swaps	—	—	—	—	—	—	—
Credit-linked notes	—	20	753	773	415	757	415
Other	—	—	—	—	—	—	—
Trading book	**9,167**	**18,230**	**3,892**	**31,289**	**13,775**	**1,119**	**159**
Protection buyer							
Credit default swaps	1,365	9,116	716	11,197	6,128	419	127
Total return swaps	3,052	593	966	4,611	1,503	370	20
Credit-linked notes	—	31	466	497	979	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	1,763	7,744	556	10,063	5,165	52	12
Total return swaps	2,987	689	984	4,660	—	18	—
Credit-linked notes	—	57	204	261	—	260	—
Other	—	—	—	—	—	—	—
Total	**11,071**	**19,275**	**31,039**	**61,385**	**25,501**	**1,939**	**597**

REFERENCE ASSETS

€ millions	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2002	Total 2001
Public bonds	1,577	79	226	—	1,882	2,202
Corporate bonds	22,165	8,060	626	—	30,851	13,500
Equity	191	737	—	—	928	905
Other	22,107	2,395	3,222	—	27,724	8,894
Total	**46,040**	**11,271**	**4,074**	**—**	**61,385**	**25,501**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers as well as compatible procedures, systems and processes.

Credit policies

The general credit policy of HVB Group defines standards for the credit organization applicable for the entire corporate group, the key material credit rules and the core elements of the credit process. Within the terms of these general guidelines, the heads of the business segments define Groupwide credit risk strategies. This general credit policy is supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization or the statutory framework.

Strategic Group Credit Committee

In the year under review we established the so-called Strategic Group Credit Committee. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments and from Risk Control. It conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes and procedures applied to the risk management of our loan portfolio, which should be included in our credit policies.

Regulatory developments

In addition to the continuing consultations on the new Basel 2 accord, a key concern for all banks operating in Germany were the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). This is a regulatory document from the German banking supervision authorities that defines minimum quality standards, particularly with regard to the organization and processes associated with the lending business. They include the formulation of a credit risk strategy by the Board of Managing Directors, the organizational separation of the two areas, "market" (i.e. sales) and "market back-up" (independent voting and risk monitoring) as well as standards for defining credit processes and reporting.

The final version of MaK was published in December 2002. It must be implemented by the financial institutions by mid-2004. An extended implementation deadline until the end of 2005 applies to any necessary changes to IT systems.

Implementation of Basel 2

By contrast, the Basel accord is primarily concerned with procedures and parameters for determining regulatory capital requirements. A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjustment management, in line with the approach already established within the Bank through our internal portfolio management instruments.

To ensure efficient management of all Basel 2 activities, we established a project structure at the Bank at an early stage. This structure is divided into subprojects "credit risk," "operational risk" and "market risk" (interest rate risk in the banking book) in accordance with the risk types addressed in the accord. Essential aspects of the subprojects are discussed in detail in the corresponding sections of this risk report.

Quantitative Impact Study

The credit risk subproject focused on the development of functional concepts for fine-tuning procedures, systems and processes in accordance with the Basel standards, and on the development of a comprehensive data pool. In addition, we participated in the Quantitative Impact Study (QIS) 3.0 of the Basel Committee and Deutsche Bundesbank. The aim of the study was to identify the core data and the resulting capital requirements for loan default risks when applying all of the Basel approaches.

Based on the analyzed portfolio, it was evident that the application of the current regulations for advanced (i.e. risk-sensitive) approaches (IRB approaches) could yield benefits for us in the form of lower capital requirements.

Our goal is to implement the most sophisticated approach for credit risks. This is known as the IRB Advanced Approach (IRB = internal rating-based). Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model comprise a good basis for achieving this goal (see the section on the internal credit risk model in the Risk Report).

Credit analysis

Both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the context of the Basel 2 project activities, we are currently carrying out an additional quality study of the scoring and rating procedures in HVB Group. The goal is to further enhance the already excellent ability of our credit analysis instruments to distinguish risk levels. We are also striving to achieve greater flexibility in the technological platform on which our scoring and rating procedures are currently implemented.

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the parent bank's global loan book default and counterparty exposures. This self-developed model presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk of the parent bank portfolio, broken down by business segment, rating class and industry sector.

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY BUSINESS SEGMENT*

Business segment	Expected loss		Value-at-risk	
	in %	in %	in %	in %
	2002	2001	2002	2001
Germany	56.7	74.1	41.2	67.0
Corporates & Markets	42.0	23.0	57.5	29.5
Real Estate Workout	0.8	1.9	0.3	1.4
Other	0.5	1.0	1.0	2.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* New business segment structure of the parent bank effective as of 2003

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY RATING CLASS

Rating class	Expected loss		Value-at-risk	
	in %	in %	in %	in %
	2002	2001	2002	2001
Rating 1	0.3	0.5	0.8	2.0
Rating 2	0.9	1.4	2.0	3.5
Rating 3	3.3	2.9	8.1	6.0
Rating 4	24.6	28.3	37.9	37.4
Rating 5	12.9	11.4	13.6	14.8
Rating 6	15.7	18.0	12.8	16.4
Rating 7	17.8	13.2	14.3	8.6
Rating 8	24.5	24.3	10.5	11.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY INDUSTRY SECTOR

Industry sector	Expected loss in % 2002	Expected loss in % 2001	Value-at-risk in % 2002	Value-at-risk in % 2001
Retail customers	22.9	27.1	6.2	9.5
Residential property companies, real estate investors, property funds	16.2	10.9	26.8	17.2
Property developers – commercial	9.4	11.0	11.4	14.9
Utilities	8.3	4.9	6.7	4.8
Other financial services providers	4.9	3.5	8.6	4.8
Trades	4.0	4.9	3.7	5.6
Communications	4.0	2.0	2.8	2.0
Services: business-related	3.9	3.4	3.9	3.3
Mechanical engineering	2.9	1.8	5.2	2.3
Aerospace	2.2	2.5	2.0	2.3
Health	2.1	2.8	1.9	2.8
Movable equipment leasing	2.1	0.5	2.3	0.7
Food	2.0	2.5	2.0	2.8
Vehicles	1.8	2.0	2.1	2.8
Consumer goods, textiles (durable)	1.6	1.5	1.3	1.7
Consumer goods, textiles (non-durable)	1.3	2.0	1.3	2.3
Mineral oil	1.3	0.8	1.4	1.3
Steel	1.1	1.3	1.5	1.9
Transport, logistics	1.1	1.6	1.2	1.7
Chemical	1.0	1.3	1.1	1.7
Personal services (leisure, hospitality)	1.0	1.3	0.8	1.0
Banks	0.8	1.1	1.2	1.9
Paper	0.6	0.8	0.8	0.8
Electrical	0.6	1.4	0.8	1.9
Public authorities, not-for-profit organizations	0.6	1.3	0.7	1.5
Publishers, media	0.6	3.0	0.5	3.5
Software	0.5	0.7	0.4	0.8
Personal services (general)	0.4	1.0	0.4	0.9
Real estate leasing companies	0.2	0.2	0.4	0.4
Insurance	0.2	0.2	0.2	0.2
Printing	0.2	0.2	0.1	0.2
Recycling, waste management	0.1	0.3	0.2	0.3
Hardware	0.1	0.2	0.1	0.2
Total	**100.0**	**100.0**	**100.0**	**100.0**

Year-on-year development of risk

The decline in the percentage share of the Germany business segment in the overall expected losses and value-at-risk is a consequence of a decline in the lending volume. The share of the Corporates & Markets business segment increased as a result of an even more conservative application of undrawn credit facilities in the calculation of risk as well as the deterioration of customers' credit ratings.

The rigorous continuation, in the year under review, of measures to streamline our exposures was again reflected in a significant reduction in the percentage share contributed by the Real Estate Workout division to the total risk.

A breakdown of our portfolio structure by credit rating shows the effects of the world-wide economic slowdown. Our sensitive credit rating processes reacted to the deteriorating business situation and increased default probability of some of our customers by assigning lower ratings (decreases in classes 4 and 6 accompanied by increases in classes 5 and 7).

The distribution of credit risk by industry sector shows an increase in the share of a small number of critical sectors such as residential property companies and utilities, accompanied, however, by a stable trend in the remaining industry sectors.

Country risk

HVB Group's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from credit and treasury transactions, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-income securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

In HVB Group we measure country risk mainly through the use of short-term and medium-term country ratings. Using data histories extending back many years, these rating processes were developed to reflect the likelihood of a country default event (restriction on transfers of funds or similar events) and expected loss quotas in case of a country default.

COUNTRY EXPOSURE* AND COUNTRY VALUE-AT-RISK BY REGION

Regions	Exposure	Exposure	Value-at-risk	Value-at-risk
	€ millions	in %	€ millions	in %
Africa	1,338	1.2	8	5.5
Asia/Pacific	18,912	17.0	65	44.8
South and Central America	15,845	14.3	40	27.6
North America	15,678	14.1	1	0.7
Western Europe	51,544	46.4	0	0.0
Eastern Europe	7,807	7.0	31	21.4
Total	**111,124**	**100.0**	**145**	**100.0**

* net of collateral; excluding transactions with loan-loss provisions

The country ratings are made up of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's independent economic research group. Each rating class is assigned an empirical default probability.

Along with the default probability and the loss quota, the measurement of country risk takes into account the structure of transactions.

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks for HVB Group. Particular importance is paid here to the inclusion of the portfolio effects. Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, the internal management of country risk in HVB Group is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements through the concept implemented in HVB Group for evaluating country risk.

The limitation of risks (value-at-risk limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, units responsible for country risk management work with volume limits per country (broken down by product risk group). There is a close link between limits for risks and volumes.

COUNTRY EXPOSURE* AND COUNTRY VALUE-AT-RISK BY RATING CLASS

Credit class	Exposure	Exposure	Value-at-risk	Value-at-risk
	€ millions	in %	€ millions	in %
Rating 1	68,784	61.9	0	0.0
Rating 2	21,037	18.9	25	17.2
Rating 3	8,152	7.3	15	10.3
Rating 4	9,391	8.5	62	42.8
Rating 5	1,462	1.3	8	5.5
Rating 6	1,830	1.6	27	18.6
Rating 7	176	0.2	2	1.4
Rating 8	94	0.1	2	1.4
Rating 9	198	0.2	4	2.8
Total	**111,124**	**100.0**	**145**	**100.0**

* net of collateral; excluding transactions with loan-loss provisions

The good structure of our portfolio of transactions entailing country risk remained stable compared with last year. Country exposures in rating classes 1–4 still account for 97% of total exposures. The majority of these exposures pertain to highly developed countries or products with very little transfer risk.

Trends varied across the various regions. In some cases the exposure was significantly reduced (as in the decline in treasury transactions in North America and Western Europe). In other areas, the exposure increased (including treasury transactions in the Asian region). In the South and Central America region, the critical trend in the Latin American countries was recognized well in advance. This resulted in the downgrading of some countries' ratings and decisive steps to decrease HVB Group's exposure (in particular in Argentina and Brazil). In Eastern Europe, positive changes occurred in the form of improved country ratings. With relatively constant exposure volumes, the value-at-risk in this region decreased considerably.

Limit systems

As a key element of our risk control and management program, we employ limit systems in all relevant units to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control monitors limit compliance for counterparty, issuer and country risk.

To monitor counterparty and issuer risk, we employ world-wide limit systems with online access at all key HVB Group locations engaging in treasury transactions (except for Bank Austria Creditanstalt, where limits are still monitored using separate systems). This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new treasury transaction is immediately entered and applied to the corresponding limit.

COUNTRY EXPOSURE*
BY REGION AND PRODUCT CATEGORY

Regions	Lending		Treasury transactions		Issuer risk		Total	
	€ millions		€ millions		€ millions		€ millions	
	2002	2001	2002	2001	2002	2001	2002	2001
Africa	1,178	1,171	123	211	37	20	1,338	1,402
Asia/Pacific	4,123	5,770	13,105	11,396	1,684	2,642	18,912	19,808
South and Central America	6,090	3,799	7,258	3,736	2,497	4,074	15,845	11,609
North America	7,070	6,461	6,017	11,661	2,591	3,495	15,678	21,617
Western Europe	15,450	14,377	31,733	41,722	4,361	3,652	51,544	59,751
Eastern Europe	5,739	5,684	1,261	1,337	807	568	7,807	7,589
Total	**39,650**	**37,262**	**59,497**	**70,063**	**11,977**	**14,451**	**111,124**	**121,776**

* net of collateral; excluding transactions with loan-loss provisions

TOP TEN RATING 1 COUNTRIES BY EXPOSURE*

Countries	Exposure € millions	Share of exposure in %
UK	39,740	35.8
USA	12,639	11.4
Switzerland	6,684	6.0
Japan	3,417	3.1
Denmark	2,013	1.8
Canada	1,555	1.4
Norway	1,372	1.2
Sweden	1,317	1.2
Liechtenstein	44	0.0
Andorra	5	0.0
Total	**68,786**	**61.9**

* net of collateral; excluding transactions with loan-loss provisions

TOP TEN COUNTRIES BY EXPOSURE EXCLUDING RATING 1 COUNTRIES*

Countries	Exposure € millions	Share of exposure in %
Cayman Islands, onshore**	10,594	9.5
Hong Kong	5,024	4.5
Singapore	4,279	3.8
Cayman Islands, offshore**	2,748	2.5
Australia	1,507	1.4
Bermudas**	1,473	1.3
Poland	1,439	1.3
Czech Republic	1,169	1.1
Hungary	1,003	0.9
Slovenia	958	0.9
Total	**30,194**	**27.2**

* net of collateral; excluding transactions with loan-loss provisions
** The country risks for the Cayman Islands and Bermudas result from HVB Group operations in the money market and issuing businesses

For counterparty risks, the applicable amount is referred to as an exposure or credit equivalent. This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the life of the transaction calculated on the basis of a 99% confidence interval. For many transaction types, the exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management

The task of Group Credit Portfolio Management is to work with the credit portfolio management units in the business segments to enhance the risk-return profile of the Bank's portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract cluster risks identified at the level of the Bank as a whole.

Group Credit Portfolio Management employs the following methods:

- analysis of the risk/return structure of the Bank's portfolio as a whole, including forward-looking scenarios and stress-tests,
- setting and regularly adjusting prices to reflect risks and the market environment, and
- active portfolio management by initiating capital market activities.

Risk-oriented and market-oriented pricing

To optimize the loan portfolio and hence enhance the profitability of our lending business, the Bank applies a pricing methodology with a clear orientation toward the risk/opportunity ratio. In the credit margin it includes not only the customer's internal rating along with all relevant costs and risks, but also the necessary regulatory and economic capital. This differentiated pricing approach is applied in all areas and is an integral component in all credit decisions.

Outlook for 2003

In 2003 we will continue with our intensive project activities for the implementation of the new Basel accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk control, as well as the adjustment of our core calculations in line with the results of the consultation phase. In addition, it is vital to ensure that the Bank fully and punctually meets all the Minimum Requirements for the Lending Activities of Financial Institutions (MaK).

Our credit portfolio management aims to increase the fungibility of our loan portfolio through intensified active utilization of the capital markets. In the future our credit margin for lending transactions will be oriented even more closely toward comparable prices on the capital markets. In addition, it is our goal to further reduce risk concentrations in the case of individual customers and at the portfolio level through decisive management of cluster risks.

b) Liquidity risk

The rules and principles of our Groupwide liquidity management are set down in a Group Liquidity Policy passed by the Group Board. Integral components are the limitation of liquidity risks through Groupwide limits and through management precautions and measures in case of liquidity squeezes.

The Groupwide standards for short-term and long-term liquidity are produced by Group Asset Liability Management. Adherence to these standards is subject to regular monitoring. We have established efficient structures and processes to ensure that we have adequate liquidity at all times, even in liquidity stress situations. A committee of the Board of Managing Directors is regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Short-term liquidity risk is controlled using centrally defined limits. Day-to-day liquidity management is performed within these limits both by our Group Clearing Office in Munich and by local units in the corresponding foreign branches and subsidiaries. A shared platform serves to optimize liquidity flows within the corporate group.

Liquidity limits

Liquidity reports that are updated daily comprise the basis of our Groupwide limit system. They show the short-term maturity structure and the portfolios of highly liquid securities and securities eligible as collateral for central bank borrowings held by the various units. Extremely conservative standards are applied when evaluating liquidity and setting limits. For instance, no rollovers are assumed for unsecured money market liabilities, and conservative collateral discounts are applied to realizable securities held to compensate for unexpected liquidity squeezes. The liquidity limits are reviewed regularly and adapted both to the prevailing market conditions and in response to Bank-specific factors.

Realizable assets

We maintain extensive liquid asset reserves that are available at short notice for liquidity management purposes and can serve to compensate for liquidity shortages in order to avoid liquidity squeezes. We conduct regular checks of the adequacy of the available liquid assets. For short-term liquidity management alone and for payment and clearing activities, the responsible units have at their disposal an average of €23 billion in securities eligible as collateral for central bank borrowings. These securities can be converted to cash at any time.

Liquidity structure

Our balanced structure of maturing assets and liabilities as well as the appropriate volume of liquid securities on hand are also reflected in the corresponding key ratios for the Liquidity Principle II. As defined under the regulatory principles, the funds available to the parent bank exceeded its payment obligations for the following month by an average of €17 billion.

Funding risk

Thanks to a strategy of broad diversification into various markets, customer groups, and products, we enjoy the advantages of a broad funding basis. Coupled with our product placement capabilities, this provides us with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. The Group's funding needs for 2002 were fully covered well before the end of the year. With their high credit quality and liquidity, our Pfandbrief mortgage bonds remained, as in past years, the most important funding instrument.

Broad funding basis

Funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The targets for ensuring an appropriate funding structure are implemented in our Group Funding Management and optimized in accordance with cost considerations. These activities are coordinated within a Group Funding Committee. An up-do-date overview of the funding situation is achieved through a monthly analysis of trends in the maturity structure coupled with the ongoing evaluation of planned vs. actual volumes and terms of capital market funding.

The goal of our Groupwide funding activities is to expand the stable sources of financing, including customer deposits in the retail segment. In addition, we have initiated measures in connection with our balance sheet structure in order to reduce our funding requirements. In this context we also continually gain access to new funding opportunities through innovative securitization transactions.

Although it has become increasingly difficult to refinance HVB through unsecured fixed-income instruments and commercial paper programs due to the downgrading of the Bank, we anticipated this situation within the framework of liquidity stress scenarios and covered our needs with long-term liquidity in good time. In addition, the Bank is making greater use of the repo-market for funding purposes.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress-tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and spread risk.

Throughout the Group, we calculate the market risk both for the trading book and for the risks stemming from the banking book. Management of daily cash flows in the commercial and mortgage banking business is handled for the parent bank by Group Asset Liability Management, and by the Treasury departments or asset/liability management units for the respective subsidiaries.

Quantification

The value-at-risk for market risk quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a certain holding period. Depending on the portfolio, the underlying products and the risk weighting, holding periods of one day or ten days are used.

Our current system for measuring interest rate fluctuation risks in Munich and London is for the most part based on the technologically and methodologically superior Monte-Carlo simulation system (internal model). As a further risk approach, the risks associated with foreign exchange and equity products in the parent bank are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding correlation effects). In addition, other appropriate processes are applied within the Group, such as a variance-covariance approach.

On an aggregate basis, we calculated the market risk of our main trading positions in HVB Group for last year. These values are shown in the table below. The spread risks for securities are shown in the risks from interest rate positions. The values are standardized to a one-day holding period.

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a very high estimate

MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

€ millions	Average 2002*	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001
Interest rate positions	66	61	70	66	68	89
Foreign exchange positions	15	12	16	17	16	25
Equity/index positions	32	26	45	31	27	18
Total	**113**	**99**	**131**	**114**	**111**	**132**

* arithmetic mean

of our market risk. As we expand the internal model, the resulting inclusion of risk-reducing effects will lead to significantly lower risk values.

At year-end, the banking book contained market risks of €54 million (year-end 2001: €128 million; one-day holding period). The decrease in value-at-risk here was primarily due to the reduction in interest rate risk positions within some Group companies.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress-tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of entire markets or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Group Board and may not be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the parent bank's stress risks are monitored via a "traffic light" concept. In case of "red", risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2003

In 2003 our activities will focus on the continuing development of the internal model. The next step will be the inclusion of positions at the New York and Asian branches and the measurement of risks from equities, foreign exchange and credit spreads.

As we implement the requirements imposed by Basel 2 on the management and control of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

d) Operational risk

We define operational risk as the possibility of losses due to flawed internal processes, human error, technological failures or external events. The definition we have selected corresponds to the description used by the BIS for the reform of capital adequacy guidelines (Basel 2). A supplementary categorization model affords – through the classification of risks and loss events – detailed insights into the individual risk profiles of our business segments and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Definition

Focus in 2002

A key concern in the year under review was the preparation of the BIS consultation paper on the capital coverage requirements for operational risk expected to come into force beginning in 2007, with the simultaneous implementation in EU and national legislation. Parallel to these efforts, development work continued on the management and control of operational risk installed during the previous years. We also expanded the methodical pooling of loss data. The new activities in this area included the launch of data collection at our Eastern European subsidiaries by the Bank Austria Creditanstalt Group.

As to the regulatory determination of capital adequacy in HVB Group, we will implement at least the Standardized Approach with all related requirements. At the same time we plan to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized as one of the sophisticated methods by Basel 2.

We are convinced that the ongoing measures and those planned for the years ahead will enable us to implement Basel 2 and the EU Directives in time, and that we will be in a position to realize additional internal benefits at an even earlier stage.

Measurement techniques

To quantify the operational value at risk, we employ the Loss Distribution Approach. The insurance industry has been using this method for some time to evaluate portions of the risks under consideration here. Basel 2 explicitly designates it as a quantitative element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte-Carlo simulation is used to calculate the value-at-risk figures. Our model takes into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value at risk is a historical value. However, because value at risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation of the operational value at risk as a present quality score.

The CSA is also used to analyze weak points and helps identify specific areas where measures are required. In this way, its use promotes continual improvement in the monitoring and process quality and consequently reduces risks and losses.

The value-at-risk figures for operational risk are an integral part of the risk capital allocated to each business segment. For the subsidiaries, the value-at-risk for operational risk is derived from the risk values of the parent bank.

Risk management

Responsibility for managing operational risk, which means measures to reduce, avoid or hedge risk, lies with the respective risk managers in the business segments and service divisions. The following items were highlighted in the year under review:

Business segments and service divisions

In the Germany business segment, we took steps to optimize structures and processes in order to meet stricter regulatory standards (Securities Trading Act, Money Laundering Act). In addition, we established system-based consultation guides to ensure uniform consultation and processing in all areas and to extend the coverage of the quality management system (DIN ESO 9000) to a greater number of back office units.

We further enhanced the transfer security of transaction data for international payments by introducing a new SWIFT infrastructure.

OPERATIONAL RISK ORGANIZATIONAL MODEL


Board of Managing Directors
Operational Risk Committee
Organizational unit
Business segments
Service units
Group Corporate Center
–Legal
–Compliance
–Personal
Risk control
Group audit
Function
Responsibility for risk management
Operational Risk Manager
Bankwide standards and guidelines
Risk control
Audit

To meet stricter legal standards and reporting obligations resulting from the events of September 11, 2001, we initiated a project intended to systematically and automatically identify financing flows or accounts with possible terrorist links.

Handling crises

We further improved our ability to handle crises by establishing crisis units, contingency plans, risk inventories, and independent organizational units for handling operational risks. Their effectiveness was demonstrated under crisis conditions, such as the severe flooding in August 2002.

The cross-segment project "Maintaining HVB Group Operations during disasters" was completed and integrated into the Bank's crisis management system. The crisis management system was documented in HVB Group's crisis unit manual, and crisis unit rooms with disaster-proof communications and documentation are in place.

In payment transactions, we expanded the business continuity planning process and the contingency planning process.

IT risks

Along with numerous measures to avoid, reduce and hedge risk, we set up a separate support unit to improve risk management. We began work to establish a project risk management system. As an initial step, we introduced a procedure for evaluating risk associated with projects.

In the area of IT security, we focused particularly on investments and measures for the continuing development of the firewall environments, network security and virus protection.

Legal risks

New laws or ordinances, amendments to existing ones, changes in their interpretations by the courts or new court rulings may result in the risk of losses to the Bank. Our Group Legal Division is responsible for managing these legal risks. In fulfilling its Group Corporate Center function, it defines uniform, Groupwide standards for the management of legal risk and monitors compliance with them.

Significant developments in this area in 2002 included a number of new regulations affecting the banking industry such as the Contract Modernization Act, the Transparency and Disclosure Act, the fourth Financial Market Promotion Act and changes in the German Civil Code pertaining to doorstep transactions and real estate loans. We implemented all new statutory regulations within the specified deadlines and adapted, where necessary, the contracts we use accordingly. The same applies to the implementation of court decisions. For contracts subject to foreign law, we use standard contracts and, whenever necessary, we obtain expert legal opinions.

HVB Group wishes to avoid litigation and seeks to resolve conflicts by mutual agreement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank, as in the past, in the vast majority of all the cases.

In the area of real estate finance, the German Supreme Court as from its April 9, 2002 ruling, abandoned its previous position on the cancellation of property loans entered into under circumstances defined in the European Doorstep Selling Directive. Citing the interpretation of the directive by the European Court of Justice, the court declared such cancellations for admissible. However, it also stressed in that decision, and on several occasions since then, that the cancellation of a property loan has no effect on the validity of the associated real estate purchase agreement. Consequently, cancelled loans will actually have very little economic impact on the Bank. The German Supreme Court concurs in this view. In a ruling of December 12, 2002, the court expressly stated that the cancellation of a loan agreement "is of little or no economic benefit" to the borrower.

In a ruling of November 26, 2002, the German Supreme Court nullified two resolutions of the Bank's general meeting of May 1999 (appointment of BDO as special auditor; appointment of KPMG as auditor of the 1999 financial statements). The ruling has mainly formal significance, improving the rights of small shareholders. Consequently, it does not have any material effect on the Bank itself. The special audit report was published in 1999, and thereby the proceedings have been closed. The annual financial statements for 1999 remain unchanged. This means in particular that the statements are not null and void, since any claim to that effect must be filed within six months of their being published.

Outlook for 2003

Priorities associated with operational risk in 2003 are the continuing activities in connection with the Basel 2 process and the implementation and Groupwide launch of projects associated with that process.

In addition, we intend to take further steps to develop our crisis management and to further improve the security of our buildings through uniform and effective security standards.

e) Business risk

Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious revenue losses, thereby diminishing the market value of a company. Business risk results from serious deterioration in the market environment (e.g. the collapse of securities commissions due to the weak stockmarkets) or unexpected changes in customer behavior or the competitive situation.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In view of the difficult market climate, the Bank has initiated numerous measures to make better use of earning opportunities and to make every effort to optimize cost structures.

f) Risks arising from the Bank's own real estate portfolio

At the end of 2001, the real estate holdings owned at that time by the parent bank were transferred to the Bank's HVB Gesellschaft für Gebäude mbH & Co KG subsidiary. Consequently, the majority of the Group's real estate is now owned by the latter company.

The risk measurement (value-at-risk) is based on the market value of the properties and corresponding historical volatilities that we determine using internal data or appropriate external real estate indexes. We also take into account correlations between various regions.

The company created by spinning off these holdings, HVB Gebäude KG/HVB Immobilien AG, is responsible for portfolio management, real estate management, project development as well as sales of properties required for the Bank's operations and all other properties. The company succeeded in completing substantial portfolio optimizations in its first year of operation.

g) Risks arising from the Bank's shareholdings/financial investments

The methods applied to measuring the risks arising from our listed and unlisted shareholdings and financial investments are similar to those applied to equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in unlisted companies, we measure the volatility with reference to suitable sector indexes.

This overall risk position is strongly affected by our major financial holdings such as Allianz and Munich Re. Operational subsidiaries are not included in this risk category, as their risks are already separately identified and recorded in relation to the other risk types.

Planned/completed sales of shareholdings

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments. Sales of shareholdings carried out in 2002 were motivated by the decision to focus on our core business and the wish to reduce complexity and release the capital tied up in financial investments.

In our strategic portfolio, we sold our shareholdings in Banco Popular Hipotecario, Spain. In addition, we reached agreement on the sale of our minority stake in Banco BBA Creditanstalt, Brazil. In our financial investments portfolio, we sold almost all of our shares in E.ON AG and Deutsche Börse AG as well as a number of smaller industrial shareholdings.

The streamlining of our portfolio of shareholdings will remain a priority in the transformation program of HVB Group in 2003. The goal is to divest ourselves as far as possible of shareholdings without strategic or operational added value (see the section entitled "Transforming HVB Group" in the Annual Review).

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best interest and may be difficult or impossible to reverse. It is not possible to collate and control strategic risk using quantitative methods. These types of risks are best handled by way of continuous monitoring of domestic and international markets, critical examination of the Bank's own strengths and weaknesses, and by means of flexible, innovative action and reaction to market challenges.

Risk from overall economic trends

HVB Group continues to operate within a tense economic climate. That means that the equity markets are not very likely to achieve a comprehensive recovery. In view of geo-political tension and its effects on the economies of the United States and Europe (see the section entitled "General Economic Climate" in the Annual Review), company valuations may possibly suffer further reversals.

Another trend exerting a negative influence is the number of corporate bankruptcies being registered. Although the Austrian economy is beginning to show some improvement in this area, there are indications that Germany may be heading toward a new record for business bankruptcies (projection for 2002: 38,000; forecast for 2003: 45,000). However, there is likely to be a shift in insolvency cases toward small and medium-sized enterprises, in contrast to the many bankruptcies of large corporations in 2002.

Structural change in the banking sector

The German banking sector continues to display a high degree of fragmentation and significant overcapacity. The generally unfavorable economic conditions have intensified the difficulties of German institutions to earn adequate returns. The dramatic rise in corporate bankruptcies has led to a sharp increase in risk provision rates. In terms of profitability and efficiency, the German institutions fell further behind their counterparts elsewhere in Europe in the year under review. Some banks reported losses for the fiscal year just ended. The need for consolidation and market restructuring is, given the fragmentation of the German banking sector (see chart showing market shares), becoming increasingly obvious. Nevertheless, we do not expect to see significant progress in the near future. The elimination of state guarantees for the public banking sector in 2005/2006 represents a first long-term step toward harmonization with the European marketplace.

BANKRUPTCY TREND IN GERMANY


Number of bankruptcies, in thousands
45
35
25
15
*Projection/forecast

Source: Federal Statistical Office; forecast 2003: HVB Group

Due to the uncertain earnings prospects, German banks will push ahead with the cost optimization efforts that many banks have already initiated. Also needed is a concentration on core skills to develop clear performance profiles in the competitive environment. In view of the persistent unfavorable economic conditions, we anticipate another difficult year for banks in 2003.

Transforming HVB Group

As a bank in the heart of Europe, HVB Group is focusing in its transformation program on the banking business with retail and business customers as well as corporate customers in Europe. In doing so, we are utilizing all opportunities to boost efficiency and generate organic growth. We will redimension the Group and put into place a management structure geared to our business mission. At the same time, we will integrate all Group companies more closely in order to tap additional synergies.

In addition, we will take into account the structural changes within the banking sector through our plans to spin off our commercial real estate finance activities. The requirements for business models in the commercial banking sector, on the one hand, and in commercial real estate finance, on the other, have diverged so strongly that a separation is the most sensible move for the further development of the two segments (see the section entitled "Transforming HVB Group" in the Annual Review).

The strategic risk inherent in our transformation program lies in failing to match the level of operating performance we are striving for with our new positioning.

Staff cuts

A tangible improvement in results calls for an increase in revenues together with a sharp reduction in costs. Consequently, the Bank decided in 2001 to eliminate a total of 9,100 positions between 2001 and 2004, thereby reducing staffing levels accordingly.

A total of 3,569 positions were eliminated to reduce costs in 2002 as part of this plan. Thus some 6,800 positions have been cut since 2001, meaning that a residual portion of around 25%, or 2,300 positions, remains for 2003 and 2004.

The persistently difficult earnings situation makes a further tangible reduction in administrative expenses essential. These savings will be realized to a large extent by adjusting the "price component," meaning the cost per employee, by reducing the bonus budget, and by eliminating or suspending standard industry special payments and almost all fringe benefits.

Despite these measures, it has proved necessary to reduce staffing levels beyond the totals originally planned. The cutbacks planned for 2003 and 2004 will be implemented ahead of schedule in 2003. A further 2,000 or so positions are to be eliminated during the course of the year.

MARKET SHARES IN THE GERMAN BANKING SECTOR

in %, based on total assets


Public-sector banks 44.0
Cooperative banks 11.7
Private banks 44.3

Source: Deutsche Bundesbank as of October 2002

The elimination programs are planned in such a way that the targeted savings are realized without having a negative impact on earnings or the performance of critical functions, where it was not decided to discontinue business activities in individual instances. Following the merger of BPH and PBK in Poland, and Bank Austria and Creditanstalt in Austria, organizational structures in back offices are to be streamlined as post-merger measures. The additional measures aim to boost efficiency in German retail operations (staff and production units), cut back the commercial real estate finance business in the parent bank after spinning off the real estate business and the activities outside Europe, and streamline central functions and management structures. The sales function in the parent bank will be largely unaffected by this, with the result that the proportion of employees working in the sales function will rise.

While the savings programs envisaged for 2003 in the parent bank are certainly challenging, they can be achieved. Agreement was reached with the employee representatives at the beginning of the year with regard to need and scope. To achieve the cutbacks, we aim first to make use of normal fluctuation in Germany, and wherever possible to deploy employees whose position has been eliminated in other posts. Where that proves impossible, we have a broad range of widely accepted options at our disposal, including early retirement and part-time working pre-retirement; a reduction in working hours; short-term sabbaticals; employment with HVB TransFair or HVB Profil, whose people are assigned to Group companies or third parties; and severance agreements. Restructuring provisions totaling €125 million were set up in the 2002 financial statements for these measures.

The situation in Austria is complicated by legal and employment requirements which make it necessary to conclude severance agreements by mutual consent with staff. Given the current economic environment (especially with unemployment rising) and changes to the social framework much discussed in public (meaning the age of compulsory retirement), implementation is not without risks. A flexible design for early retirement models and proven models for severance agreements create the right environment for us to achieve the targets envisaged.

In Poland, the number of employees at BPH and PBK has already declined more than 3,000 over the last two years. We are working on the assumption that the staffing aspects of the merger will continue to run as planned.

4. SUMMARY

In the year under review, we combined risk control and cross-segment risk management under the jurisdiction of the Chief Risk Officer. Group Credit Risk Management is responsible for credit risk management of HVB Group, and Group Market Risk is responsible for ensuring short-term and long-term liquidity, funding management, and asset/liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Group Board.

Risk management based on risk-return considerations

HVB Group has a comprehensive, Groupwide risk control and risk management system. It is fully integrated into the Bank's internal risk-return oriented management concept.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a 99% confidence level. By aggregating all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to support this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

The Bank is also focusing closely on future legal and regulatory standards. Key areas include the ongoing consultations on the new Basel 2 accord, which is expected to come into force in 2007, and the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). The MaK is a set of German regulations that lays down minimum quality standards particularly regarding organization and processes in the lending business. Banks have until mid-2004 (or the end of 2005 in the case of IT upgrades) to implement these standards.

The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, i.e. risk-adjusted, capital coverage. To ensure efficient management and punctual implementation of all Basel 2 activities, we launched a comprehensive internal project back in 2001. We plan to implement the most sophisticated approach for credit risks. This is the so-called IRB Advanced Approach. Our calculations to date have shown that, with this process, we could benefit in the form of lower capital requirements. With regard to capital coverage for operational risk we will at least implement the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Active portfolio management

The overall risk situation of HVB Group in 2002 was characterized by a very difficult climate in the economy as a whole. We also expect 2003 to be far from easy. Consequently, the active management of our portfolio will continue to play a pivotal role.

In our lending business, we will intensify our utilization of capital markets for securitization and syndication measures, continue to reduce risk concentrations through decisive management of cluster risks and, for new business, consistently apply our sophisticated internal instruments for risk-appropriate pricing.

We will continue to streamline our shareholding portfolio. Our goal here is to divest ourselves as far as possible of shareholdings without strategic or operational added value in order to release the capital tied up in these holdings.

INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

	Notes	2002	2001	Change	Change
		€ millions	€ millions	€ millions	%
Interest and similar income	30	33,846	38,784	– 4,938	– 12.7
Interest expense and similar charges	30	27,197	31,453	– 4,256	– 13.5
Net interest income	30	6,649	7,331	– 682	– 9.3
Provisions for losses on loans and advances	31	3,797	2,074	+ 1,723	+ 83.1
Net interest income after provisions for losses on loans and advances		2,852	5,257	– 2,405	– 45.7
Fee and commission income		3,334	3,592	– 258	– 7.2
Fee and commission expense		650	715	– 65	– 9.1
Net commission income	32	2,684	2,877	– 193	– 6.7
Gains less losses arising from trading securities (trading profit)	33	787	592	+ 195	+ 32.9
General administrative expenses	34	7,076	7,716	– 640	– 8.3
Balance of other operating income and expenses	35	115	485	– 370	– 76.3
Operating profit (loss)		**(638)**	**1,495**	**– 2,133**	
Net income from investments	38	649	530	+ 119	+ 22.5
Amortization of goodwill	39	395	321	+ 74	+ 23.1
Additions to restructuring provisions	40	286	19	+ 267	
Balance of other income and expenses	41	(151)	(136)	– 15	– 11.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**(821)**	**1,549**	**– 2,370**	
Taxes on income	19, 42	37	582	– 545	– 93.6
Net income (loss)		**(858)**	**967**	**– 1,825**	
Minority interest in net income (loss)		29	(29)	+ 58	
Net income (loss) adjusted for minority interest		**(829)**	**938**	**– 1,767**	
Transfers to retained earnings		(829)	481	– 1,310	
Consolidated profit		**—**	**457**	**– 457**	**– 100.0**

The parent bank reported no profit available for distribution. Hence no dividend will be paid for fiscal 2002.

EARNINGS PER SHARE

	Notes	2002	2001
Earnings per share in € (excl. amortization of goodwill)	43	– 0.81	2.35
Earnings per share	43	– 1.55	1.75

BALANCE SHEET
AT DECEMBER 31, 2002

ASSETS

	Notes	2002	2001	Change	Change
		€ millions	€ millions	€ millions	%
Cash reserve	45	5,373	8,036	– 2,663	– 33.1
Assets held for trading purposes	7, 46	85,252	69,210	+ 16,042	+ 23.2
Placements with, and loans and advances to, other banks	8, 47	73,867	89,499	– 15,632	– 17.5
Loans and advances to customers	8, 48	409,938	431,060	– 21,122	– 4.9
Write-downs on loans and advances	9, 49	(13,716)	(12,471)	– 1,245	– 10.0
Investments	10, 51	101,998	114,493	– 12,495	– 10.9
Property, plant and equipment	11, 52	3,473	4,324	– 851	– 19.7
Intangible assets	13, 53	3,816	4,046	– 230	– 5.7
Other assets	54	21,156	20,354	+ 802	+ 3.9
Total assets		**691,157**	**728,551**	**– 37,394**	**– 5.1**

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	2002	2001	Change	Change
		€ millions	€ millions	€ millions	%
Deposits from other banks	14, 58	143,361	134,624	+ 8,737	+ 6.5
Amounts owed to other depositors	14, 59	154,922	171,662	– 16,740	– 9.8
Promissory notes and other liabilities evidenced by paper	14, 60	271,561	310,709	– 39,148	– 12.6
Liabilities held for trading purposes	15, 61	51,479	29,150	+ 22,329	+ 76.6
Provisions	16, 62	10,931	9,871	+ 1,060	+ 10.7
Other liabilities	17, 63	21,549	20,888	+ 661	+ 3.2
Subordinated capital	64	22,311	23,487	– 1,176	– 5.0
Minority interest	65	813	3,050	– 2,237	– 73.3
Shareholders' equity	66	14,230	25,110	– 10,880	– 43.3
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,112	13,133	– 21	– 0.2
Retained earnings		2,882	4,326	– 1,444	– 33.4
Change in valuation of financial instruments		(3,373)	5,585	– 8,958	
AfS reserve		(1,319)	6,135	– 7,454	
Hedge reserve		(2,054)	(550)	– 1,504	
Consolidated profit		—	457	– 457	– 100.0
Total shareholders' equity and liabilities		**691,157**	**728,551**	**– 37,394**	**– 5.1**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	Subscribed capital	Additional paid-in capital	Retained earnings	Change in valuation of financial instruments		Consolidated profit	Shareholders' equity
				AfS reserve	Hedge reserve[1]		
Shareholders' equity at January 1, 2001	**1,607**	**13,228**	**3,969**	**10,222**	**(130)**	**456**	**29,352**
Change in value of financial instruments not affecting income	—	—	—	(4,133)	(424)	—	(4,557)
Change in value of financial instruments affecting income	—	—	—	46	4	—	50
Dividend payment of parent bank	—	—	—	—	—	(456)	(456)
Change from net income (loss)	—	—	481	—	—	457	938
Capital increases for employee shares	2	—	—	—	—	—	2
Transfer of premiums from capital increases for employee shares	—	46	—	—	—	—	46
Change in holdings of, and net income from, own equity instruments	—	(141)	—	—	—	—	(141)
Changes in group of consolidated companies	—	—	(9)	—	—	—	(9)
Effects of changes in foreign exchange rates and other changes	—	—	(115)	—	—	—	(115)
Shareholders' equity at December 31, 2001	**1,609**	**13,133**	**4,326**	**6,135**	**(550)**	**457**	**25,110**
Shareholders' equity at January 1, 2002	**1,609**	**13,133**	**4,326**	**6,135**	**(550)**	**457**	**25,110**
Change in value of financial instruments not affecting income	—	—	—	(7,035)	(1,341)	—	(8,376)
Change in value of financial instruments affecting income	—	—	—	(157)	(164)	—	(321)
Dividend payment of parent bank	—	—	—	—	—	(457)	(457)
Change from net income (loss)	—	—	(829)	—	—	—	(829)
Capital increases for employee shares	—	—	—	—	—	—	—
Transfer of premiums from capital increases for employee shares	—	—	—	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	(21)	—	—	—	—	(21)
Changes in group of consolidated companies	—	—	(168)	(262)	1	—	(429)
Effects of changes in foreign exchange rates and other changes	—	—	(447)	—	—	—	(447)
Shareholders' equity at December 31, 2002	**1,609**	**13,112**	**2,882**	**(1,319)**	**(2,054)**	**—**	**14,230**

[1] cf. detailed description in the Financial Review

Changes in minority interests are shown in the notes.

CASH FLOW STATEMENT[1]

	2002	2001
	€ millions	€ millions
Net income (loss)	(858)	967
Write-downs, depreciation, adjustments and write-ups on bad and doubtful debts and		
additions to provisions for losses on loans and advances	3,898	2,231
Write-downs and depreciation less write-ups on long-term assets	1,799	1,859
Change in other non-cash positions	(7,358)	(685)
Profit from the sale of investments, property, plant and equipment	(1,704)	(750)
Other adjustments		
(mainly income taxes paid and interest received less interest paid and dividends received)	(6,885)	(7,147)
Subtotal	**(11,108)**	**(3,525)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	5,012	4,769
Placements with, and loans and advances to, other banks	14,240	(1,278)
Loans and advances to customers	16,095	(8,817)
Other assets from operating activities	808	2,078
Deposits from other banks	11,786	(5,064)
Amounts owed to other depositors	(14,027)	15,417
Promissory notes and other liabilities evidenced by paper	(39,618)	(6,213)
Other liabilities from operating activities	9,756	2,098
Income taxes paid	(503)	(239)
Interest received	34,663	39,935
Interest paid	(29,348)	(34,094)
Dividends received	305	573
Cash flows from operating activities	**(1,939)**	**5,640**
Proceeds from the sale of investments	17,542	14,449
Proceeds from the sale of property, plant and equipment	325	267
Payments for the acquisition of investments	(11,089)	(13,977)
Payments for the acquisition of property, plant and equipment	(913)	(1,407)
Effects of the change in the group of companies included in consolidation	1,023	(2,013)
Cash flows from investing activities	**6,888**	**(2,681)**
Proceeds from capital increases	—	(93)
Dividends paid	(457)	(456)
Subordinated capital, net	(990)	1,428
Other financing activities, net	(6,061)	(2,383)
Cash flows from financing activities	**(7,508)**	**(1,504)**
Cash and cash equivalents at end of previous period	8,036	6,509
+/– Net cash provided/used by operating activities	(1,939)	5,640
+/– Net cash provided/used by investing activities	6,888	(2,681)
+/– Net cash provided/used by financing activities	(7,508)	(1,504)
+/– Effects of exchange rate changes on cash and cash equivalents	(104)	72
Cash and cash equivalents at end of period	**5,373**	**8,036**

[1] cf. detailed description in the notes

NOTES – CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EXEMPTING CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-oriented approach to management is similarly based on these accounting principles.

The consolidated financial statements for 2002 prepared in accordance with International Financial Reporting Standards (IFRS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB). The IFRS comprise the existing International Accounting Standards (IAS) and interpretations of the Standing Interpretations Committee (SIC) together with the standards and interpretations to be published by the IASB. Using IFRS has resulted in no material changes compared with the previous consolidated financial statements prepared in accordance with IAS. The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commercial Code.

With only a few exceptions, compliance between the IFRS and the EU accounting regulations is normally provided. These exceptions were not of material significance for the consolidated group of HVB AG ("parent bank"), which means that the consolidated financial statements comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the International Financial Reporting Standards only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements. Accordingly, the Bank has provided disclosures required by EU law in the notes to financial statements.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, was published on the Internet for the parent bank on December 4, 2002. The Bank's listed subsidiaries – DAB Bank AG, HVB Real Estate Bank AG, Vereins- und Westbank AG, and Württembergische Hypothekenbank AG – have each posted equivalent statements on their respective websites.

Alongside the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315 (1), German Commercial Code.

In addition to the IFRS applied in the prior year, the Bank was required for the first time in fiscal 2002 to implement the following interpretations of the Standing Interpretations Committee:

- SIC 30 Reporting Currency – Translation from Measurement Currency to Presentation Currency
- SIC 32 Intangible Assets – Web Site Costs
- SIC 33 Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests

The exemption permitted under Section 292a, German Commercial Code, requires the main differences between the IFRS accounting and consolidation policies and the German accounting legislation to be mentioned.

These differences are as follows:

Prohibition to create reserves in a way that reduces income
In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

Disclosure of financial instruments at fair value
Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains, IAS 39.69 generally requires financial instruments to be carried at market value at the balance sheet date. In contrast to German accounting practice, this results in reserves included in these financial instruments being recognized as income or carried in a way that does not affect income.

Fair value hedge
A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income.

The general accounting principles set forth in the German Commercial Code require only the underlying hedged item to be disclosed. The compensating unrealized gains and losses attributable to the underlying hedged item and the hedging derivative receive different treatment in the way in which they are recognized in the income statement. According to the German Commercial Code, unrealized gains are not taken to the income statement. On the other hand, the method of accounting for fair value hedges set forth in IAS 39 requires the unrealized gains and losses attributable to the hedging instrument, which has to be stated with its fair value, to be taken to the income statement. The value of the underlying hedged item is adjusted by the changes in fair value, and these changes in fair value are taken to the income statement.

Cash flow hedge
A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.

The accounting principles set forth in the German Commercial Code do not require either the hedged items or the derivatives used to hedge interest rate risk to be measured. The German Commercial Code does not contain any specific regulations regarding the disclosure of the hedging of forecasted transactions in the balance sheet. On the other hand, the method of accounting for cash flow hedges set forth in IAS 39 requires the hedged item to be recognized at fair value. The changes in the fair value are split into an effective portion relating to the hedge and an ineffective portion not relating to the hedge (see also Note 6). The effective portions are recognized directly in shareholders' equity, while the ineffective portions are reported immediately in net income if the hedging instrument is a derivative or included either in equity or net income depending on the classification of the hedge in the case of other financial instruments. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

Capitalization of internally-generated intangible assets
IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets.

Prohibition to deduct from retained earnings the excess of cost over net assets acquired when consolidating investments

Under IAS 22.41 ff., it is not permitted for goodwill to be deducted from retained earnings, whereas this is permitted under Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and amortized over its expected useful life.

Prohibition to take depreciation that does not correspond to actual loss of value

Under German accounting legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax regulations are not included in the consolidated financial statements prepared in accordance with IFRS, since amounts of depreciation and amortization are to be computed independently of tax considerations under IFRS.

Provisions

IFRS normally only allow provisions to be created for external obligations. Exceptions are permitted in the case of provisions created in conjunction with company acquisitions as set forth in IAS 22.31, and restructuring provisions as set forth in IAS 37.72, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

Accruals

In contrast to the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally lower than is the case with provisions.

Incorporation of future developments when calculating pension obligations

In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 requires the factors determining the pension obligations to be adjusted constantly to reflect economic and demographic changes. Among other things, this includes taking into account future salary increases and career trends, together with a current capital market rate for discounting the obligations.

Recognition of deferred tax assets and liabilities

Under Sections 274 and 306 of the German Commercial Code, tax provisions are only created for differences which will probably be equalized in later fiscal years (timing concept) between net income shown in the financial statements and net income under tax regulations.

IAS 12, on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IFRS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS 12, the requirement to disclose tax assets also applies to the recognition of sufficiently likely benefits arising from tax losses carried forward.

1

UNIFORM GROUP ACCOUNTING PRINCIPLES

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Figures stated in the financial statements of associated companies are retained unchanged.

2

CONSISTENCY

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1, IAS 8, and SIC 18, the Bank applies the accounting and disclosure policies consistently from one period to the next. Where the Bank effects changes in its accounting policies, any resulting adjustments are recognized in the income statement. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. No changes in accounting policies were made in 2002.

The initial application of the interpretations SIC 30, SIC 32, and SIC 33 had no material effect.

3

CHANGES IN ACCOUNTING POLICIES

In order to achieve clearer disclosure, the Bank has merely reclassified a small number of items:

- The balance sheet item provisions for losses on loans and advances has been renamed write-downs on loans and receivables. Provisions for losses on loans and advances are now shown on the liabilities side and no longer as a negative item on the assets side.
- Purchased and internally-generated software has been reclassified from property, plant and equipment to intangible assets.
- Registered notes in issue are disclosed under promissory notes and other liabilities evidenced by paper instead of deposits from other banks and amounts owed to other depositors.
- Additions to restructuring provisions are shown for the first time as a separate item in the income statement.

The prior year values have been adjusted accordingly to provide greater comparability.

The planned spin-off of significant portions of the Bank's real estate activities into a separate corporate group makes IAS 35, Discontinuing Operations, applicable for the first time. The relevant information has been summarized in *Note 20, Discontinuing operations*, and the segment reporting.

4

COMPANIES INCLUDED IN CONSOLIDATION

The group of consolidated companies encompasses 444 (2001: 570) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements at December 31, 2002. The group of consolidated companies does not include any companies which are not fully consolidated. 32 (2001: 38) companies are accounted for using the equity method.

The following companies, among others, are no longer included in consolidation:

- Bayerische Immobilien-Leasing GmbH, Munich, and Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich, together with 152 other companies belonging to its subgroup. The disposal realized proceeds of €1 million. Last year, the subgroup generated net income totaling €2 million.
- Westfalenbank AG, Bochum, which was sold at a loss of €7 million, including all expenses for risks assumed and similar expenses arising from the sale agreement. In 2001, the company had reported a net loss of €22 million.
- SelfTrade SA, Paris, together with 5 subsidiaries. SelfTrade was sold in December 2002 and deconsolidated at December 31, 2002. The company generated a net loss of €59 million in the year under review (2001: €41 million). The goodwill arising in connection with SelfTrade was amortized in full in the year under review. The gains on final consolidation, totaling €36 million, are shown under other operating income.
- DAB Bank (Schweiz) AG, Bäch, sold at a loss of €3 million.
- Ringturm Kapitalanlagegesellschaft m.b.H, Vienna, which was sold at a gain of €2 million.

At the same time, the following companies are no longer included in consolidation as they failed to reach the materiality threshold:

- Bank Austria Creditanstalt Handelsbank AG, Vienna,
- GUS Consulting GmbH, Vienna (formerly CA IB Investmentbank Aktiengesellschaft, Vienna),
- CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna,
- CA IB Securities Investment Fund Management Rt., Budapest,
- CA IB Fund Management S.A., Warsaw,
- CA IB Investment Fund Company, Warsaw,
- CA IB Investment Management S.A., Warsaw,
- CA IB Securities a.s., Prague,
- CA IB Securities Rt., Budapest,
- CA IB Securities S.A., Warsaw,
- CA IB International Markets Limited, London.

The following companies included in consolidation were involved in corporate mergers during fiscal 2002:

- HVB Private Clients GmbH was absorbed by HVB Asset Management GmbH, which was then renamed HVB Wealth Management Holding GmbH, Munich.
- Activest Institutional Investment Gesellschaft mbH was absorbed by Activest Investmentgesellschaft mbH, Unterföhring.
- EFIT – Equity and Fixed Income Trading GmbH was absorbed by the parent bank.
- Creditanstalt Aktiengesellschaft was absorbed by Bank Austria Creditanstalt AG.
- Leo Vermögensverwaltungs AG was absorbed by Cayenne Vermögensverwaltung GmbH, which was then renamed HVB Alternative Financial Products AG.

No effects on the Bank's economic situation arose from the mergers.

The following companies, among others, have been fully consolidated for the first time in the 2002 financial statements:

- DIA Vermögensverwaltungs-GmbH, Munich
- Portia Grundstücksverwaltungsgesellschaft mbh & Co. Objekt KG, Unterföhring
- Bode Grabner Beye AG & Co. KG, Grünwald
- direktanlage.at AG, Salzburg
- Splitska Banka d.d., Split
- Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
- HI-Vermögensverwaltungs-Gesellschaft mbH, Munich

The Bank acquired the outstanding limited partnership shares (51%) in Bode Grabner Beye AG & Co. KG as of September 30, 2002, increasing its holding from 49% to 100%. Thus the company, which was previously accounted for using the equity method, was fully consolidated for the first time. The acquisition gave rise to goodwill of €72 million, which is to be amortized over a period of 15 years.

In the second quarter of 2002, Bank Austria Creditanstalt acquired an interest of 90.1% in Splitska Bank d.d. The acquisition cost amounted to €139 million, including goodwill of €38 million. Splitska Banka is to merge with HVB Croatia d.d., Zagreb in mid-2003.

As part of the preparations for the planned consolidation of the Bank's mortgage banking subsidiaries in a separate real estate finance group, the shares in Westfälische Hypothekenbank AG, Württembergische Hypothekenbank AG and PBI Beteiligungs-GmbH held by the parent bank were sold to DIA Vermögensverwaltungs GmbH at year end. This resulted in no changes in the assets, financial situation, or earnings of the corporate group.

At year-end, Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Schäfflerhof-Objekt-GmbH & Co. KG, Tivoli Grundstücks-Aktiengesellschaft and Hypo-Bank Verwaltungszentrum GmbH & Co.KG were contributed to Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG against the issue of ownership rights. This resulted in no changes in the assets, financial situation, or earnings of the corporate group.

The Bank's largest subgroups have been included in the consolidated financial statements with the number of companies stated below:

- Bank Austria Creditanstalt AG, Vienna: 325 (2001: 325)
- HVB Real Estate Bank Aktiengesellschaft, Munich: 16 (2001: 17)

Of the Bank's 102 (2001: 136) associated companies and joint ventures, 32 (2001: 38) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are therefore carried under investments.

The following companies are no longer included in the group of companies valued at equity:

- Bode Grabner Beye AG & Co. KG, Grünwald
- HI-Vermögensverwaltungs-Gesellschaft mbH, Munich
- B.I.I. Creditanstalt International Bank Ltd., George Town (Grand Cayman)
- Banco Interfinanzas S.A., Buenos Aires
- Banco Popular Hipotecario S.A., Madrid

Banco Popular Hipotecario S.A. was sold during the year under review, realizing gains of €5 million.

The Bank's interest in Brau und Brunnen AG, Berlin and Dortmund, remains unchanged at 55.6%. This holding is carried under available-for-sale investments, as 22.0% of the interest was acquired with the intention of reselling and the intention at the balance sheet date was still to resell.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of the parent bank.

A total of 821 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 2,5% of consolidated profit, while such companies provide around 1.3% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2002	2001
Total number of subsidiaries	**1,195**	**1,309**
Consolidated companies	444	570
Non-consolidated companies	751	739
Joint ventures	**15**	**25**
of which:		
valued at equity	—	1
Associated companies	**87**	**111**
of which:		
valued at equity	32	37

The full list of holdings contains all subsidiaries, joint ventures, and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be viewed at www.hvbgroup.com/holdings

5

PRINCIPLES OF CONSOLIDATION

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the prorated fair value. The difference between the higher acquisition cost and the recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet and amortized over the estimated useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method. The profit of the parent bank available for distribution is shown as consolidated profit.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

6

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. Any difference resulting from such being valued with their fair value is taken to the income statement.
- Loans and receivables originated by the company are financial assets that are created by the company providing money, goods, or services directly to a debtor and that are not held for trading purposes. Loans and receivables originated by the company are measured at amortized cost and capitalized under placements with, and loans and advances to, other banks, and loans and advances to customers.
- Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity. Held-to-maturity financial instruments are measured at amortized cost and included under investments.

– All other financial assets are classified as available-for-sale securities and receivables. They are measured at fair value. The changes in value arising from remeasurement are carried in a separate item under shareholders' equity (available-for-sale reserve) in the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. The impairment is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments, and to a lesser extent also in placements with, and loans and advances to, other banks, and loans and advances to customers.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can be reliably measured. Unlisted financial instruments for which the Bank cannot measure fair values are carried at amortized cost.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities. Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged items are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management. Under this method, the future variable interest payments for variable receivables and liabilities are, from the point of view of IAS 39, converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion.

A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the future variable interest cash flows arising from variable receivables and liabilities being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest payments arising from the interest rate derivatives in detailed maturity schedules. The effectively hedged portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged instrument affect net income for the period. Depending on the classification of the hedged financial instrument, the effective portion is recognized either in the income statement or the balance sheet.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.



ASSETS HELD FOR TRADING PURPOSES

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

8

PLACEMENTS, LOANS AND ADVANCES

Placements with, and loans and advances to, other banks and customers are carried at amortized cost, provided they are not available-for-sale receivables or hedged items of a recognized fair value hedge. Receivables are put on a non-accrual basis when – irrespective of the legal position – an inflow of interest is no longer expected.

9

WRITE-DOWNS ON LOANS AND ADVANCES, AND PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating provisions for losses on loans and advances.

Specific loan-loss provisions to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss provisions are reversed as soon as the loan default risk has ceased, or used if the receivable is classified uncollectable and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans to countries involving acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation.

Risks related to commitments in foreign currencies have been hedged in the same currency to protect against fluctuations.

Latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been created are treated as consumption of general provisions.

10

INVESTMENTS

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property, and companies valued at equity.

Held-to-maturity financial instruments are carried at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the held-to-maturity financial instrument to a level in excess of the amortized cost.

Instruments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40, land and buildings held long-term by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25–50 years using the straight-line method. The rental income arising from these investments is recorded in net interest income alongside the funding expense. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not valued at equity are carried at the fair value.

11

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

12

LEASE OPERATIONS

The Bank classifies leases on the basis of the distribution of economic risks and rewards arising from a leased asset between lessor and lessee.

HVB Group as lessor
Assets held under finance leases are recognized as a receivable at an amount equal to the net investment in the lease. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding.

Assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight line basis over the lease term.

HVB Group as lessee
Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. The asset is stated at the lower of the following two values: Either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are recognized as rental expense. Contracts in which the Bank acts as lessee are comparatively insignificant.

13

INTANGIBLE ASSETS

The main items included in intangible assets are goodwill and software. Goodwill is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income from the subsidiary. Compliant with IAS 36, the value of goodwill is checked regularly, with non-scheduled amortization being taken where necessary. Software is valued at amortized cost, and written down over an expected useful life of 3 to 5 years.

14

LIABILITIES

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. Non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at present value.

15

LIABILITIES HELD FOR TRADING PURPOSES

Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

16

PROVISIONS

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pensions and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: either 10% of the present value of the defined benefit obligation or the assets of an external retirement benefit scheme.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity.

17

OTHER LIABILITIES

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

18

FOREIGN CURRENCY TRANSLATION

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in euros and cash transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet, income and expense items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements.

19

TAXES ON INCOME

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

20

DISCONTINUING OPERATIONS

In October 2002, the Bank announced its intention of consolidating its commercial real estate finance business in a separate corporate group. The preferred model for this is a spin-off, which is scheduled for completion in 2003. The future, independent corporate group known as the Hypo Real Estate Group (Hypo Group) is shown as a discontinuing operation in the present consolidated financial statements. The following companies and operations are being assigned to the new entity from the existing group of consolidated companies of HVB Group:

- HVB Real Estate Bank AG
- Westfälische Hypothekenbank AG
- WestHyp Immobilien Management GmbH & Co. KG
- Württembergische Hypothekenbank AG
- FGH-Bank N.V.
- Pfandbrief Bank International S.A.
- PBI-Beteiligungs-GmbH
- HVB Real Estate Capital Ltd., London
- DIA Vermögensverwaltungs-GmbH
- commercial real estate transactions of HVB AG's European offices
- HVB AG's cross-border operations

For the most part, the discontinuing operation was previously assigned to the Real Estate business segment. Until the final separation takes place, the Bank will report on this operation under a new segment called the Hypo Group.

The proforma presentation of the income statement, balance sheet, and cash flow statement provide information about the assets, earnings and cash flow situation of the Hypo Group. This already shows the discontinuing operation as an independent corporate group separated from HVB Group.

Effects from the outstanding final consolidation of the companies listed above are not yet included in HVB Group new. The positive and negative goodwill arising at the Hypo Group upon transfer will be measured in line with the relevant IFRS regulations in future years. Consequent effects on net income have not been assumed for 2001 or 2002. The shareholders' equity of the Hypo Group has been calculated as the balance of the restated assets and liabilities of the new corporate group, taking into account the transaction structure currently planned. Not included in this process are future measures like the provision of additional capital or the parent bank's risk coverage. In terms of the operations to be transferred by the parent bank, the proforma view is based on the assumption that they are physically transferred to the Hypo Group. In this context, however, there may also be synthetic transfers resulting from the use of credit derivatives.

PROFORMA INCOME STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001	Change	Change
	€ millions	€ millions	€ millions	%
Net interest income	736	804	– 68	– 8.5
Provisions for losses on loans and advances	505	291	+ 214	+ 73.5
Net interest income after provisions for losses on loans and advances	231	513	– 282	– 55.0
Net commission income	12	17	– 5	– 29.4
Trading profit (loss)	—	(1)	+ 1	+100.0
General administrative expenses	254	247	+ 7	+ 2.8
Balance of other operating income and expenses	14	52	– 38	– 73.1
Operating profit (loss)	**3**	**334**	**– 331**	**– 99.1**
Net income from investments	62	66	– 4	– 6.1
Amortization of goodwill	—	—	—	—
Additions to restructuring provisions	3	10	– 7	– 70.0
Balance of other income and expenses	(2)	(3)	+ 1	+ 33.3
Profit from ordinary activities/net income before taxes	**60**	**387**	**– 327**	**– 84.5**
Income taxes	40	145	– 105	– 72.4
Net income (loss)	**20**	**242**	**– 222**	**– 91.7**

SELECTED ITEMS IN THE PROFORMA BALANCE SHEET OF THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001	Change	Change
	€ billions	€ billions	€ billions	%
Total volume of lending	124	127	– 3	– 2.7
including: mortgage loans	65	65	—	– 0.7
municipal loans	55	60	– 5	– 7.4
Write-downs on loans and advances	(2)	(1)	– 1	– 44.9
Investments	39	37	+ 2	+ 4.5
Deposits from other banks/amounts owed to other depositors	32	25	+ 7	+ 28.5
Promissory notes and other liabilities evidenced by paper	131	135	– 4	– 3.1
including: mortgage bonds	14	19	– 5	– 23.0
public-sector bonds	69	63	+ 6	+ 8.5
Shareholders' equity (without changes in valuation of financial instruments)	1	1	—	+ 22.0

PROFORMA CASH FLOW STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

€ millions	2002	2001
Cash and cash equivalents at Jan. 1	**685**	**749**
Cash flows from operating activities	296	923
Cash flows from investing activities	(654)	(456)
Cash flows from financing activities	(213)	(531)
Cash and cash equivalents at Dec. 31	**114**	**685**

21

NOTES TO SEGMENT REPORTING BY BUSINESS SEGMENT (PRIMARY SEGMENTATION)

The Bank is managed in business segments, which is why they are defined as primary segments. A detailed description of the operations and products is provided in the reports on the individual business segments in the Annual Review. The primary Real Estate Workout segment is shown alongside the business segments.

As announced in October 2002, the Bank intends to consolidate its mortgage banking subsidiaries in an independent real estate finance group (Hypo Group). Segment reporting has been prepared taking this planned spin-off into account. The discontinuing operation is shown as the "Hypo Group" segment. "HVB Group new" (HVB Group after the planned spin-off) comprises the three business segments designated for retention:
- Germany
- Austria/CEE
- Corporates & Markets plus the Real Estate Workout segment

The Wealth Management segment, which encompassed the Bank's private banking and asset management activities, was also shown in the 2002 interim reports. These activities have now been allocated to the Germany and Austria/CEE segments. The prior year figures have been adjusted accordingly.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. Overhead costs are allocated to the correct segment according to causation. The Group Services Business, Core IT, and Group Corporate Center divisions are treated as external service providers charging fair market prices for their services.

Goodwill is allocated to the business segments. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results expected at the time of acquisition.

Core capital of 6.2% in relation to the risk positions, in other words risk assets and the market risks to be covered as set forth in Principle I of the Banking Supervisory Regulations regarding Section 10 of the German Banking Act, is allocated to the individual business segments. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market. The average tied core capital for each business segment forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income excluding minority interest. Taxes on income are normally allocated to the business segments in accordance with causation.

The Other/consolidation column within HVB Group new reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments and from the strategic securities portfolio, which is the responsibility of the Board of Managing Directors. Also incorporated under this heading are the amounts resulting from decisions taken with regard to asset/liability management.

The Consolidation column outside HVB Group new reflects consolidations between HVB Group new and the Hypo Group.

22

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Net interest income									
2002	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
2001	3,066	1,999	1,868	(8)	(258)	6,667	804	(140)	7,331
Provisions for losses on loans and advances									
2002	1,853	511	919	—	9	3,292	505	—	3,797
2001	915	644	394	(140)	(30)	1,783	291	—	2,074
Net commission income									
2002	1,187	1,044	418	(2)	25	2,672	12	—	2,684
2001	1,442	994	407	—	17	2,860	17	—	2,877
Trading profit (loss)									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592
General administrative expenses									
2002	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
2001	3,507	2,565	1,372	52	(12)	7,484	247	(15)	7,716
Balance of other operating income and expenses									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485
Operating profit (loss)									
2002	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
2001	505	(14)	899	82	(185)	1,287	334	(126)	1,495
Net income on investments									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530
Amortization of goodwill									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Additions to restructuring provisions									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT (continued)

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Balance of other income and expenses									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)
Profit (loss) from ordinary activities/net income (loss) before taxes									
2002	(1,407)	319	(152)	(160)	547	(853)	60	(28)	(821)
2001	355	(190)	823	(126)	426	1,288	387	(126)	1,549
including:									
Bank Austria Group									
2002	—	319	(61)	—	5	263	—	—	263
2001	—	(190)	267	—	216	293	—	—	293

KEY RATIOS, BROKEN DOWN BY BUSINESS SEGMENT

in %	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout[1]	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Cost-income ratio (based on operating revenues)									
2002	76.4	71.2	55.2	—	—	72.0	33.3	—	69.1
2001	71.2	80.3	51.5	—	—	70.9	28.3	—	68.4
Return on equity before taxes									
2002	-21.2	9.6	-2.9	—	—	-5.4	2.1	—	-4.4
2001	5.2	-5.3	16.3	—	—	8.0	12.5	—	8.1
Return on equity after taxes, net of amortization of goodwill									
2002	-15.0	8.1	-1.6	—	—	-2.6	0.3	—	-2.3
2001	5.5	-1.5	11.6	—	—	6.9	7.3	—	6.5
Return on equity after taxes									
2002	-18.3	4.8	-2.8	—	—	-5.1	0.3	—	-4.4
2001	3.7	-3.9	10.1	—	—	5.1	6.5	—	4.9

[1] Figures for Real Estate Workout division have no informative value

24

OPERATING PERFORMANCE, BROKEN DOWN BY BUSINESS SEGMENT

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Assets held for trading purposes									
2002	54	2,923	82,275	—	—	85,252	—	—	85,252
2001	32	1,924	67,254	—	—	69,210	—	—	69,210
Total volume of lending									
2002	176,372	79,529	107,312	4,285	(1,044)	366,814	123,505	(2,386)	487,933
2001	187,781	85,967	101,487	5,660	(2,944)	377,951	126,884	(1,740)	503,095
Deposits from other banks									
2002	1,629	6,618	130,007	—	(6,817)	131,437	21,550	(9,626)	143,361
2001	3,416	9,995	122,295	—	(12,017)	123,689	15,580	(4,645)	134,624
Amounts owed to other depositors									
2002	54,509	55,607	35,096	325	(779)	144,758	10,216	(52)	154,922
2001	58,545	58,742	45,784	168	(515)	162,724	9,150	(212)	171,662
Promissory notes and other liabilities evidenced by paper									
2002	107	6,626	137,263	—	(607)	143,389	131,103	(2,931)	271,561
2001	115	7,273	173,393	—	(1,789)	178,992	135,236	(3,519)	310,709

25

RISK PROVISION RATES, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Net addition rate (%)									
2002	1.05	0.64	0.86	—	—	0.90	0.41	—	0.78
2001	0.49	0.75	0.39	-2.47	—	0.47	0.23	—	0.41
Loan-loss rate (%)									
2002	0.35	0.33	0.41	17.15	—	0.59	0.08	—	0.46
2001	0.33	0.47	0.21	18.12	—	0.60	0.07	—	0.46
Total provisions for losses on loans and advances (€ millions)									
2002	5,222	3,566	2,303	1,429	150	12,670	1,510	—	14,180
2001	4,212	3,420	1,810	2,150	221	11,813	1,039	—	12,852
Provision rate (%)									
2002	2.95	4.48	2.15	33.35	—	3.45	1.22	—	2.91
2001	2.24	3.98	1.78	37.99	—	3.13	0,82	—	2.55

26

LOANS PUT ON A NON-ACCRUAL BASIS, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Loans put on a non-accrual basis (€ millions)									
2002	4,982	2,430	2,930	2,156	83	12,581	2,113	—	14,694
2001	4,676	2,424	1,302	2,964	280	11,646	1,283	—	12,929
Coverage rate for loans put on a non-accrual basis (%)									
2002	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

27

CAPITAL, BROKEN DOWN BY BUSINESS SEGMENT

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Average tied core capital (compliant with German Banking Act)									
2002	7,211	3,601	5,644	132	749	17,337	3,182	—	20,519
2001	7,413	3,870	5,502	155	598	17,538	3,356	—	20,894
Average equity capital									
2002	6,624	3,308	5,185	121	688	15,926	2,923	—	18,849
2001	6,818	3,560	5,061	143	549	16,131	3,087	—	19,218

28

EMPLOYEES, BROKEN DOWN BY BUSINESS SEGMENT AND SERVICE DIVISION

	2002	2001
Germany	22,297	23,351
Austria/CEE	28,655	30,151
Corporates & Markets	3,964	4,205
Real Estate Workout	414	413
Group Services	2,991	3,185
Core IT	2,738	2,542
Group Corporate Center	3,378	3,607
HVB Group new	64,437	68,054
Hypo Group	1,489	1,466
HVB Group	**65,926**	**69,520**

29

SEGMENT REPORTING BY REGION (SECONDARY SEGMENTATION)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolidation	Group
Operating revenues								
2002	5,233	2,596	1,209	1,085	507	171	(566)	10,235
2001	5,615	2,625	1,220	1,297	730	157	(359)	11,285
Provisions for losses on loans and advances								
2002	2,763	432	234	148	244	(24)	—	3,797
2001	1,203	446	48	200	187	(10)	—	2,074
General administrative expenses								
2002	3,969	1,798	450	670	167	77	(55)	7,076
2001	4,251	1,950	472	761	218	90	(26)	7,716
Operating profit (loss)								
2002	(1,498)	367	524	267	96	118	(512)	(638)
2001	161	229	700	336	325	77	(333)	1,495
Profit (loss) from ordinary activities/net income (loss) before taxes								
2002	(1,379)	202	369	237	132	131	(513)	(821)
2001	466	324	544	249	260	39	(333)	1,549

Cost-income ratio based on operating revenues, broken down by region

in %	2002	2001
Germany	75.8	75.7
Austria	69.3	74.3
Other Western Europe	37.2	38.7
Central and Eastern Europe	61.8	58.7
Americas	32.9	29.9
Asia	45.0	57.3
Group	**69.1**	**68.4**

Total volume of lending, broken down by region

€ millions	2002	2001
Germany	316,024	339,017
Austria	75,362	81,155
Other Western Europe	59,543	55,686
Central and Eastern Europe	15,652	12,703
Americas	23,791	19,918
Asia	10,765	8,629
Consolidation	(13,204)	(14,013)
Group	**487.933**	**503,095**

Employees, broken down by region

	2002	2001
Germany	32,901	34,387
Austria	13,381	14,151
Other Western Europe	1,890	2,149
Central and Eastern Europe	16,820	17,999
Africa	1	—
Americas	590	534
Asia	340	299
Australia	3	1
Group	**65,926**	**69,520**

30

NET INTEREST INCOME

€ millions	2002	2001
Interest and similar income from		
lending and money market transactions	28,222	31,671
fixed-income securities and government-inscribed debt	4,874	6,114
equity securities and other variable-yield securities	259	273
subsidiaries	136	124
companies valued at equity	16	122
participating interests	62	94
investment property	55	66
Interest expense and similar charges for		
deposits	12,301	14,829
promissory notes and other liabilities evidenced by paper	13,500	15,337
subordinated capital	1,361	1,197
Net income from lease operations	**187**	**230**
Total	**6,649**	**7,331**

Interest margin

in %	2002	2001
Based on average risk assets (BIS)	2.07	2.20
Based on average volume of business	1.04	1.13

31

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

€ millions	2002	2001
Additions	5,235	3,943
Write-downs on loans and advances	4,975	3,803
Provisions for losses on loans and advances	260	140
Reversals	(1,337)	(1,712)
Write-downs on loans and advances	(1,188)	(1,454)
Provisions for losses on loans and advances	(149)	(258)
Payments received for written-off loans	(101)	(157)
Total	**3,797**	**2,074**

32

NET COMMISSION INCOME

€ millions	2002	2001
Securities and custodial services	1,075	1,245
Foreign trade operations/ money transfer operations	939	923
Lending operations	476	467
Other service operations	194	242
Total	**2,684**	**2,877**

33

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

€ millions	2002	2001
Equity contracts	172	51
Interest rate and currency contracts	615	541
Total	**787**	**592**

This item includes interest and dividend income totaling €862 million and refinancing costs totaling €875 million resulting from the balance of assets and liabilities held for trading purposes.

34

GENERAL ADMINISTRATIVE EXPENSES

€ millions	2002	2001
Personnel expense	**3,912**	**4,168**
Wages and salaries	2,893	3,086
Social security costs	513	518
Pension and other employee benefit costs	506	564
Other administrative expenses	**2,451**	**2,818**
Depreciation and amortization	**713**	**730**
on property, plant and equipment	514	585
on software and other intangible assets, excluding goodwill	199	145
Total	**7,076**	**7,716**

In 2002, the Bank did not grant to employees any substantial stock option schemes involving shares of the parent bank or similar forms of remuneration.

35

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

€ millions	2002	2001
Other operating income	487	1,036
Other operating expenses	372	551
Total	**115**	**485**

The largest items under other operating income relate to gains on the partial and full deconsolidation of subsidiaries totaling €105 million.

Income from the reversal of provisions other than loan-loss provisions amounts to €99 million. Moreover, the Bank generated rental income totaling €56 million from land and buildings not classified as investments. The sale of property, plant and equipment, placements, loans and advances, intangible assets and other assets gave rise to income totaling €38 million and expenses totaling €14 million. The expenses arising from additions to accruals and provisions other than loan-loss provisions total €76 million.

Apart from this, there are no substantial individual items included in other operating expenses.

36

OPERATING REVENUES

Breakdown of operating revenues

€ millions	2002	2001
Net interest income	6,649	7,331
Net commission income	2,684	2,877
Gains less losses arising from trading securities (trading profit)	787	592
Balance of other operating income and expenses	115	485
Total	**10,235**	**11,285**

37

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The change in foreign exchanges rates compared with the previous year, notably the appreciation of the euro against the dollar and other major international currencies, depressed net interest income and net commission income, and reduced administrative expenses.

	Effect	Adjusted changes	
	in € millions	in € millions	in %
Net interest income	-160	-522	-7.1
Net commission income	-52	-141	-4.9
Gains less losses arising from trading securities (trading profit)	-16	211	35.6
General administrative expenses	-129	-511	-6.6

38

NET INCOME FROM INVESTMENTS

Net income from the sale of, and changes in valuation of, held-to-maturity and available-for-sale investments to be recognized in the income statement are shown in this item. Also stated here are gains on the sale of companies valued at equity, and expenses arising from, and gains on the realization of, investment property. The net income from held-to-maturity assets totaled €15 million (2001: net loss of €22 million) and net income from available-for-sale investments €691 million (2001: €499 million). The largest single item is the gain of €419 million on the acquisition of the minority interests and the subsequent deconsolidation of a financial company formed in 2002 which was used to hedge part of the Bank's strategic shareholdings and conduct money dealings. In addition, the gains on the disposal of shareholdings and revaluation expenses largely offset each other.

The loss on the sale of, and write-downs taken on, joint ventures and associated companies valued at equity totaled €40 million (2001: gain of €75 million). Expenses relating to investment property totaled €55 million (2001: €39 million). The Bank realized gains of €38 million (2001: €17 million) on the sale of such property.

39

AMORTIZATION OF GOODWILL

The Bank took scheduled amortization of goodwill totaling €210 million in 2002. In conjunction with the sale and deconsolidation of Self Trade, the Bank took non-scheduled amortization on the remaining goodwill of €164 million. Furthermore, the goodwill associated with DAB Bank of €21 million was amortized in full.

40

ADDITIONS TO RESTRUCTURING PROVISIONS

The Bank has created provisions compliant with IAS 37 for a package of measures aimed at reducing future expenses. This includes compensation payments, disassembly costs and the like for rented properties no longer required in future, and payments in connection with severance payments and part-time working pre-retirement. The net additions to these provisions totaling €286 million are being shown separately for the first time.

41

BALANCE OF OTHER INCOME AND EXPENSES

€ millions	2002	2001
Other income	—	—
Other expenses	**151**	**136**
of which:		
Other taxes	18	37
Absorbed losses	133	80
Balance of other income and expenses	**(151)**	**(136)**

42

TAXES ON INCOME

This item breaks down as follows:

€ millions	2002	2001
Current taxes	277	580
Deferred taxes	(240)	2
Total	**37**	**582**

Deferred tax assets and liabilities result from the creation and reversal of tax deferrals during the year under review. Deferred tax income can be primarily attributed to temporary differences arising or being reversed (deferred tax income of €286 million) and to changes in value of deferred tax assets (deferred tax expense of €44 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following table.

€ millions	2002	2001
Net income (loss) before taxes	(821)	1,549
Applicable tax rate	26.4%	26.4%
Computed taxes on income	(217)	409
Tax effects		
arising from prior years and changes in tax rates	33	5
arising from foreign income	(24)	(60)
arising from non-taxable income	(438)	(237)
arising from different tax laws	(112)	(29)
arising from non-deductible expenses	182	93
arising from valuation adjustments and the non-application of deferred taxes	500	304
arising from amortization of goodwill	105	85
arising from other differences	8	12
Recognized taxes on income	**37**	**582**

The tax rate applicable in the year under review remained unchanged at 26.4%. The figure comprises the current rate of corporate income tax in Germany of 25% and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily the non-uniform rates of current and deferred trade tax calculated in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the allowability of trade tax. In 2002, this item also includes the dividend-related reduction and increase of corporate income tax and the solidarity surcharge.

Alongside the effects arising from the reduction of deferred tax assets compliant with IAS 12.56, the item effects on taxes arising from value adjustments and the non-application of deferred taxes contains the effects arising from the non-application of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and IAS 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax assets and liabilities are broken down as follows:

€ millions	2002	2001
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers	153	190
Assets/liabilities held for trading purposes	581	229
Investments	746	665
Property, plant and equipment	168	190
Other assets/liabilities	2,196	1,259
Deposits from other banks/amounts owed to other depositors	103	330
Other	60	127
Deferred tax liabilities	**4,007**	**2,990**
Deferred tax assets		
Assets/liabilities held for trading purposes	845	43
Investments	328	168
Property, plant and equipment/ intangible assets	79	155
Provisions	605	590
Other assets/liabilities	4,105	2,991
Deposits from other banks/amounts owed to other depositors, incl. provisions for losses on loans and advances	262	350
Losses carried forward	477	416
Other	142	90
Deferred tax assets	**6,843**	**4,803**

The German Tax Reduction Act fundamentally altered the taxation of German corporations and their shareholders. Starting January 1, 2001, corporations are charged a definitive corporate income tax rate of 25%, irrespective of whether the earnings are distributed or not. Deferred taxes are measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective assessment rate. Given the allowability of municipal trade tax when calculating corporate income tax, this results in an unchanged total assessment rate for deferred taxes of 39.8% at the parent bank.

Under the German Flood Victim Solidarity Act, the corporate income tax rate for 2003 was raised 1.5% to 26.5%, with the solidarity surcharge rate remaining unchanged. Deferred tax assets and liabilities are only valued at the higher tax rate if a reversal of temporary differences can be demonstrated in 2003 and the valuation resulted in an increase in deferred tax liabilities. This did not give rise to any material effects.

The available-for-sale reserve was reduced by €136 million due to deferred taxes in the year under review. Deferred tax assets of €1,556 million were offset against the hedge reserve in 2002.

In each case, the deferred tax items offset directly against reserves are amounts before adjustment for minority interest.

Compliant with IAS 12, no deferred tax assets have been recognized for tax losses carried forward totaling €2,805 million (2001: €1,429 million) and deductible temporary differences of €635 million (2001: €271 million).

43

EARNINGS PER SHARE

	2002	2001
Net income (loss) adjusted for minority interest (€ millions)	(329)	938
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(434)	1,259
Average number of shares	536,288,701	536,088,701
Earnings per share in € (excl. amortization of goodwill)	**-0.81**	**2.35**
Earnings per share in €	**-1.55**	**1.75**

A figure for diluted earnings per share was not calculated as no conversion rights or options from conditional capital were still outstanding at the balance sheet date in either 2001 or 2002.

44

STATEMENT OF VALUE ADDED

Creation:

€ millions	2002	2001
Operating revenues	10,235	11,285
Net income from investments	649	530
Total income	10,884	11,815
Provisions for losses on loans and advances	3,797	2,074
Other administrative expenses	2,451	2,818
Depreciation and amortization on property, plant and equipment, and intangible assets	1,108	1,051
Other expenses (excl. taxes)	419	118
Value added	**3,109**	**5,754**

Use:

€ millions	2002	2001
Value added	**3,109**	**5,754**
Employees (personnel expenses)	3,912	4,168
Public authorities (taxes)	55	619
HypoVereinsbank shareholders (dividend)	—	457
Minority interest	(29)	29
Companies	(829)	481

45

CASH RESERVE

€ millions	2002	2001
Cash on hand and balances with central banks	4,780	6,787
Treasury bills and other bills eligible for refinancing with central banks	593	1,249
Treasury bills, zero-interest		
Treasury notes and similar debt instruments of public-sector entities	229	697
Bills of exchange	364	552
Total	**5,373**	**8,036**

46

ASSETS HELD FOR TRADING PURPOSES

€ millions	2002	2001
Debt securities and other fixed-income securities	33,793	36,854
Money market instruments	2,498	1,180
Bonds and notes	31,295	35,674
issued by public-sector borrowers	4,698	6,224
issued by other borrowers	20,259	22,383
own debt securities	6,338	7,067
of which:		
Marketable securities	31,997	35,540
listed	27,591	32,121
unlisted	4,406	3,419
Equity securities and other variable-yield securities	2,536	5,060
Equity securities	1,442	2,910
Investment securities	1,045	1,061
Other	49	1,089
of which:		
Marketable securities	2,480	3,992
listed	1,720	3,269
unlisted	760	723
Positive fair values from derivative financial instruments	44,411	23,447
Other assets held for trading purposes	4,512	3,849
Total	**85,252**	**69,210**

Assets held for trading purposes are carried at fair value. The difference between the cost of acquisition and fair value of listed securities totals €996 million.

Debt securities and other fixed-income securities receivable from non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	130	486
Companies in which a participating interest is held	375	126
Total	**505**	**612**

47

PLACEMENTS WITH, AND LOANS AND ADVANCES TO, OTHER BANKS

Placements with, and loans and advances to, other banks, broken down by type of business

€ millions	2002	2001
Placements, loans and advances	**43,155**	**44,602**
Municipal loans	22,432	23,395
Real estate loans	388	384
Other placements, loans and advances	20,335	20,823
Investments	**30,712**	**44,897**
Total	**73,867**	**89,499**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2002	2001
Banks in Germany	35,134	39,448
Banks in other regions	38,733	50,051
Total	**73,867**	**89,499**

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2002	2001
Repayable on demand	15,045	8,535
With agreed maturities	58,822	80,964
up to 3 months	24,538	37,559
from 3 months to 1 year	8,430	13,207
from 1 year to 5 years	12,520	14,640
from 5 years and over	13,334	15,558
Total	**73,867**	**89,499**

Placements with, and loans and advances to, non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	605	684
Companies in which a participating interest is held	2,574	3,730
Total	**3,179**	**4,414**

48

LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers, broken down by type of business

€ millions	2002	2001
Loans and advances	**406,210**	**420,940**
Municipal loans	59,252	64,477
Real estate loans	199,799	192,527
Other placements, loans and advances	147,159	163,936
Investments	**3,728**	**10,120**
Total	**409,938**	**431,060**

Loans and advances to customers in Germany and other regions

€ millions	2002	2001
Customers in Germany	264,257	282,389
Customers in other regions	145,681	148,671
Total	**409,938**	**431,060**

Loans and advances to customers, broken down by maturity

€ millions	2002	2001
Repayable on demand	29,027	26,695
With agreed maturities	380,911	404,365
up to 3 months	41,160	51,716
from 3 months to 1 year	30,119	32,548
from 1 year to 5 years	93,015	92,746
from 5 years and over	216,617	227,355
Total	**409,938**	**431,060**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	3,115	3,594
Companies in which a participating interest is held	3,979	3,444
Total	**7,094**	**7,038**

Amounts receivable from lease operations (finance lease)

€ millions	2002	2001
Gross investment value (by remaining maturity)		
up to 3 months	254	212
from 3 months to 1 year	483	621
from 1 year to 5 years	1,588	1,923
from 5 years and over	2,129	1,907
Total gross investment value	**4,454**	**4,663**
of which:		
Unguaranteed residual values	923	1,092
Unearned finance income (by remaining maturity)		
up to 3 months	(4)	(15)
from 3 months to 1 year	(23)	(51)
from 1 year to 5 years	(176)	(408)
from 5 years and over	(538)	(254)
Total unearned finance income	**(741)**	**(728)**
Net investment (by remaining maturity)		
up to 3 months	250	197
from 3 months to 1 year	460	570
from 1 year to 5 years	1,412	1,515
from 5 years and over	1,591	1,653
Total net investment	**3,713**	**3,935**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unearned finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

49

WRITE-DOWNS ON LOANS AND ADVANCES

Analysis of write-downs on loans and advances

€ millions	Counterparty risk		Country risk		Latent risk		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Balance at January 1	**11,647**	**11,269**	**271**	**183**	**553**	**697**	**12,471**	**12,149**
Changes affecting income								
+ Gross additions	4,747	3,520	48	148	180	135	4,975	3,803
– Write-backs	874	1,260	189	57	125	137	1,188	1,454
Changes not affecting income								
+/– Changes due to make-up of group of consolidated companies	(129)	(74)	(2)	–	(5)	–	(136)	(74)
– Use of existing provisions for losses on loans and advances	2,209	2,331	–	3	143	150	2,352	2,484
+/– Effects of currency translation and other changes not affecting income	(47)	523	(41)	–	34	8	(54)	531
Balance at December 31	**13,135**	**11,647**	**87**	**271**	**494**	**553**	**13,716**	**12,471**

Breakdown of write-downs on loans and advances

€ millions	2002	2001
Placements with, and loans and advances to, other banks	278	273
Loans and advances to customers	12,944	11,645
General write-downs	494	553
Total	**13,716**	**12,471**

50

ANALYSIS OF LOAN DEFAULT RISK

Lending volume

€ millions	2002	2001
Placements with, and loans and advances to, other banks	43,155	44,602
Loans and advances to customers	406,210	420,940
Contingent liabilities	38,568	37,553
Total	**487,933**	**503,095**

Loans put on a non-accrual basis

The lending volume includes loans totaling €14.7 billion (2001: €12.9 billion) put on a non-accrual basis. The proportion of loans put on a non-accrual basis to the total lending volume rose to 3.01% (2001: 2.57%). Consequently, total provisions for losses on loans and advances amount to 97% (2001: 99%) of loans put on a non-accrual basis. This resulted in a loss of interest totaling €729 million this year (2001: €696 million).

Ratio of provisions to total lendings

€ millions	2002	2001
Total provisions for losses on loans and advances	14,180	12,852
Write-downs on loans and advances	13,716	12,471
Provisions for losses on loans and advances	464	381
Lending volume	487,933	503,095
Provision rate[1] (%)	**2.91**	**2.55**

[1] total provisions divided by lending volume

Net addition rate

€ millions	2002	2001
Provisions for losses on loans		
and advances	3,797	2,074
Lending volume	487,933	503,095
Net addition rate[1] (%)	**0.78**	**0.41**

[1] provisions for losses on loans and advances divided by lending volume

Loan-loss rate

€ millions	2002	2001
Use of existing write-downs	2,352	2,484
+ Use of provisions for losses on		
loans and advances	5	8
– Payments received for		
written-off loans	101	157
Loan losses	2,256	2,335
Lending volume	487,933	503,095
Loan-loss rate[1] (%)	**0.46**	**0.46**

[1] loan losses divided by lending volume

51

INVESTMENTS

Analysis of investments

€ millions	2002	2001
Held-to-maturity investments		
Debt securities and other		
fixed-income securities	31,151	37,995
Available-for-sale investments	69,749	74,439
Non-consolidated subsidiaries	2,330	1,988
Participating interests	3,850	2,340
Debt securities and other		
fixed-income securities	54,345	50,907
Equity securities and other		
variable-yield securities	9,224	19,204
of which: long-term securities	6,352	12,814
Companies valued at equity	537	1,245
Investment property	561	814
Total	**101,998**	**114,493**

Breakdown of carrying amounts at December 31, 2002

€ millions	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	228	66	2,590	82,365	7,511	92,760
listed securities	110	66	1,055	77,245	4,669	83,145
unlisted securities	118	—	1,535	5,120	2,842	9,615

There were no restrictions on disposal or collection of income from investments.

€18,613 million of the debt securities and other fixed-income securities mature in 2003.

Statement of changes in held-to-maturity and long-term investments, and investment property

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Partici-pating interests	Long-term investments in equity securi-ties and other variable-yield securities	Companies valued at equity	Investment property	Total
Acquisition cost							
Balance at Jan. 1, 2002	38,136	2,570	2,301	7,618	1,230	1,043	52,898
Changes in consolidated group	(61)	270	18	2	(87)	—	142
Changes arising from foreign currency translation	(941)	(91)	—	—	—	(7)	(1,039)
Additions	3,862	1,040	2,572	3,583	59	47	11,163
Reclassifications	109	415	76	(1,093)	(407)	(29)	(929)
Disposals	9,922	1,044	484	1,895	10	245	13,600
Balance at Dec. 31, 2002	31,183	3,160	4,483	8,215	785	809	48,635
Changes in valuation not affecting income							
Balance at Jan. 1, 2002	(60)	(117)	367	5,302	—	—	5,492
Changes in consolidated group	(14)	9	59	—	—	—	54
Changes arising from foreign currency translation	—	—	—	—	—	—	—
Changes in value not affecting income	—	122	(36)	(7,662)	—	—	(7,576)
Reclassifications	—	—	—	234	—	—	234
Disposals	(74)	—	386	(418)	—	—	(106)
Balance at Dec. 31, 2002	—	14	4	(1,708)	—	—	(1,690)
Cumulative change arising from accounting using the equity method	—	—	—	—	(188)	—	(188)
Write-downs and write-ups							
Balance at Jan. 1, 2002	81	465	328	106	34	229	1,243
Changes in consolidated group	—	(1)	20	—	(34)	—	(15)
Changes arising from foreign currency translation	(53)	(3)	(1)	(1)	—	—	(58)
Write-downs	17	291	277	16	60	32	693
Reversal of premiums and discounts	30	—	—	—	—	—	30
Write-ups	2	36	1	—	—	—	39
Reclassifications	—	142	43	39	—	9	233
Disposals	41	14	29	5	—	22	111
Balance at Dec. 31, 2002	32	844	637	155	60	248	1,976
Carrying amounts							
Balance at Dec. 31, 2002	31,151	2,330	3,850	6,352	537	561	44,781
Balance at Dec. 31, 2001	37,995	1,988	2,340	12,814	1,245	814	57,196

The disposals of held-to-maturity investments relate to redemptions at maturity.

The following table shows the breakdown of debt securities and other fixed-income securities, and equity securities and other variable-yield securities:

€ millions	2002	2001
Debt securities and other fixed-income securities	85,496	88,902
Money market instruments	2,122	3,745
Bonds and notes	83,374	85,157
issued by public-sector borrowers	35,061	34,874
issued by other borrowers	41,834	45,167
own debt securities	6,479	5,116
Equity securities and other variable-yield securities	9,224	19,204
of which:		
Equities	5,543	14,226
Investment certificates	2,045	3,326

Debt securities and other fixed-income securities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	107	498
Companies in which a participating interest is held	389	240
Total	**496**	**738**

Fair value of investments

The fair value of investment property totaled €722 million (2001: €958 million) at the balance sheet date. The fair value of the major investments in listed non-banks totals €5.0 billion. When compared with the carrying amounts, the resulting downside price potential totals €1.7 billion (2001: upside price potential of €5.2 billion).

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2002 Interest in %[5]	2002 Market value € millions	2001 Interest in %	2001 Market value € millions
Agrob AG	52.7	14	52.7	24
Aktienbrauerei Kaufbeuren AG	65.7	7	75.7	7
Allianz AG	4.6	1,113	6.2	4,299
Brau und Brunnen AG[1]	55.6	119	55.6	45
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien[2]	—	—	19.0	108
Immotrust Anlagen AG	25.0	16	25.0	16
Lambacher HITIAG Leinen AG[3]	—	—	51.0	4
Münchener Rückversicherungs-Gesellschaft AG	13.2	2,680	13.3	7,075
Rhön-Klinikum AG[4]	18.5	154	—	—
Unternehmens Invest AG	13.0	6	14.2	6
Wienerberger AG	31.9	353	31.9	320
Wiener Städtische Allgemeine Versicherung AG[2]	—	—	8.0	111
Wüstenrot & Württembergische AG	7.5	75	7.6	100
Total	—	**4,990**	—	**12,115**

[1] of the 55.6% holding in 2002, 33.6% is classified as long-term and the remaining 22.0% as current investments

[2] sold in 2002

[3] delisted at year-end 2001

[4] bought in 2002

[5] aggregate total

52

PROPERTY, PLANT AND EQUIPMENT

€ millions	Land and buildings, and buildings under construction	Plant and operating equipment	Leased assets from operating leases	Construction in progress	Total
Acquisition/production cost					
Balance at Jan. 1, 2002	3,347	3,879	686	—	7,912
Changes in consolidated group	(10)	(58)	(600)	4	(664)
Changes arising from foreign currency translation	(32)	(47)	(2)	—	(81)
Additions	55	204	16	78	353
Reclassifications	(38)	(69)	—	83	(24)
Disposals	15	470	81	45	611
Balance at Dec. 31, 2002	3,307	3,439	19	120	6,885
Depreciation and write-ups					
Balance at Jan. 1, 2002	957	2,492	139	—	3,588
Changes in consolidated group	(8)	(48)	(102)	—	(158)
Changes arising from foreign currency translation	(5)	(22)	—	—	(26)
Scheduled depreciation	80	411	2	—	492
Non-scheduled depreciation	13	10	—	—	23
Write-ups	—	—	—	—	—
Reclassifications	—	(35)	—	—	(35)
Disposals	8	429	35	—	472
Balance at Dec. 31, 2002	1,029	2,379	4	—	3,412
Carrying amounts					
Balance at Dec. 31, 2002	2,278	1,060	15	120	3,473
Balance at Dec. 31, 2001	2,390	1,387	547	—	4,324

Property, plant and equipment includes payments of €120 million made in advance for construction in progress. This item also includes obligations of €92 million for the acquisition of items of property, plant and equipment.

53

INTANGIBLE ASSETS

Analysis of intangible assets

€ millions	Goodwill of which: from subsidiaries	Goodwill of which: companies valued at equity	Software of which: acquired	Software of which: internally-generated	Other intangible assets	Prepayments effected on intangible assets
Acquisition/production cost						
Balance at Jan. 1, 2002	3,935	53	783	260	211	4
Changes in consolidated group	(190)	9	(8)	—	(3)	—
Changes arising from foreign currency translation	(22)	—	(4)	—	(6)	—
Additions	—	—	120	146	9	128
Reclassifications	65	(65)	(21)	37	—	56
Disposals	—	—	84	51	89	6
Balance at Dec. 31, 2002	3,788	(3)	786	392	122	182
Amortization and write-ups						
Balance at Jan. 1, 2002	572	3	425	42	58	—
Changes in consolidated group	(255)	—	(6)	—	(2)	—
Changes arising from foreign currency translation	13	—	(2)	—	(2)	—
Scheduled amortization	207	3	123	55	18	—
Non-scheduled amortization	185	—	3	—	—	—
Write-ups	—	—	—	—	—	—
Reclassifications	7	(7)	(12)	24	(1)	—
Disposals	—	—	81	17	2	—
Balance at Dec. 31, 2002	829	(1)	450	104	69	—
Carrying amounts						
Balance at Dec. 31, 2002	2,959	(2)	336	288	53	182
Balance at Dec. 31, 2001	3,263	50	358	218	153	4

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets, under general administrative expenses.

54

OTHER ASSETS

in millions of €	2002	2001
Tax assets	7,656	5,354
Current tax assets	813	551
Deferred tax assets	6,843	4,803
Positive fair values arising from derivative financial instruments	9,542	10,170
Miscellaneous other assets	3,318	3,829
Prepaid expenses	640	1,001
Total	**21,156**	**20,354**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk; their fair values total €9.5 billion (2001: €8.8 billion).

Miscellaneous other assets

This item includes checks and notes due.

55

SUBORDINATED ASSETS

The following asset items include subordinated assets:

€ millions	2002	2001
Placements with, and loans and advances to, other banks	**1,827**	**2,108**
of which:		
to non-consolidated subsidiaries	11	6
to companies in which a participating interest is held	3	2
Loans and advances to customers	**1,205**	**815**
of which:		
to non-consolidated subsidiaries	183	94
to companies in which a participating interest is held	182	32
Assets held for trading purposes	**834**	**642**
Investments	**637**	**1,301**
Total	**4,503**	**4,866**

56

REPURCHASE AGREEMENTS

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €31.3 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly repo transactions on international money markets and open-market transactions with Deutsche Bundesbank.

57

SECURITIZATION

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets in the case of traditional securitization.

HVB Group has to date set up solely synthetic securitization programs with periods of between 3 and 55 years. In 2002, the Bank considerably expanded its securitization activities by setting up nine securitization programs. The corresponding lending volume outplaced totaled €20.5 billion, serving to deduct €12.5 billion from risk-weighted assets in accordance with BIS rules.

At December 31, 2002, the lending volume in the Bank's full set of ongoing securitization programs totaled €33.2 billion (2001: €16.2 billion), serving to deduct €22.2 billion (2001: €12.7 billion) from risk-weighted assets in accordance with BIS rules.

As a rule, the securitization programs call for a small slice of the risk to be retained in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €141 million and the interest subparticipations €269 million.

Issuer	Transaction name	Transaction period	Type of asset securitized	Lending volume	Reduction in risk-weighted assets, as per BIS rules
		years		€ millions	€ millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	889	270
Bayerische Hypo- und Vereinsbank AG	Mozart	35	Securities portfolio	625	313
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	835	829
HVB Banque Luxembourg S.A.	GELDILUX 99-2	4	Euroloans	750	663
Westfälische Hypothekenbank AG	European Dream 2000	5	European MBS	658	521
Württembergische Hypothekenbank AG	WürttHyp 2000-1	41	Private mortgage loans	445	188
Total for 1998–2000				**4,202**	**2,784**
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	13	Commercial mortgage loans	1,881	1,881
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	851	770
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Euroloans	1,500	1,323
HVB Real Estate Bank AG	HVB Real Estate 2001-1	55	Private mortgage loans	1,147	494
HVB Real Estate Bank AG	NürnbergHyp 2001-1	48	Private mortgage loans	355	279
Westfälische Hypothekenbank AG	Dutch Dream 2001-1	7	Commercial mortgage loans	848	700
Westfälische Hypothekenbank AG	European Dream 2001-1	5	European MBS	968	773
Württembergische Hypothekenbank AG	WürttHyp 2000-1	11	Commercial mortgage loans	908	694
Total for 2001				**8,458**	**6,914**
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	1,008	874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	52	Private mortgage loans	4,835	1,874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	52	Private mortgage loans	4,839	1,832
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	1,169	1,148
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	3,000	2,714
HVB Real Estate Bank AG	PROVIDE Comfort 2002-1	54	Private mortgage loans	2,861	1,523
Westfälische Hypothekenbank AG	DUKE 2002	6	Commercial mortgage loans	832	788
Westfälische Hypothekenbank AG	GECO 2002	7	Commercial mortgage loans	1,021	885
Württembergische Hypothekenbank AG	WürttHyp EU-1	26	Commercial mortgage loans	982	838
Total for 2002				**20,547**	**12,476**
Total				**33,207**	**22,174**

58

DEPOSITS FROM OTHER BANKS

Deposits from other banks in Germany and other regions

€ millions	2002	2001
Banks in Germany	29,919	40,607
Banks in other regions	113,442	94,017
Total	**143,361**	**134,624**

Deposits from other banks, broken down by maturity

€ millions	2002	2001
Repayable on demand	13,280	11,036
With agreed maturities	130,081	123,588
up to 3 months	81,879	81,556
from 3 months to 1 year	22,493	14,959
from 1 year to 5 years	9,744	8,495
from 5 years and over	15,965	18,578
Total	**143,361**	**134,624**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	597	593
Companies in which a participating interest is held	11,135	11,629
Total	**11,732**	**12,222**

59

AMOUNTS OWED TO OTHER DEPOSITORS

Amounts owed to other depositors in Germany and other regions

€ millions	2002	2001
Customers in Germany	75,002	81,911
Customers in other regions	79,920	89,751
Total	**154,922**	**171,662**

Amounts owed to other depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2002	2001
With agreed maturities		
up to 3 months	14,065	13,824
from 3 months to 1 year	3,536	3,293
from 1 year to 5 years	5,873	6,324
from 5 years and over	7,026	5,818
Total	**30,500**	**29,259**

Other liabilities

€ millions	2002	2001
Repayable on demand	49,548	54,001
With agreed maturities	74,874	88,402
up to 3 months	42,746	59,302
from 3 months to 1 year	8,987	6,267
from 1 year to 5 years	12,274	12,554
from 5 years and over	10,867	10,279
Total	**124,422**	**142,403**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	1,218	822
Companies in which a participating interest is held	1,047	624
Total	**2,265**	**1,446**

60

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2002	2001
Debt securities in issue	213,728	248,584
Mortgage bonds	56,330	50,878
Public-sector bonds	79,009	85,150
Other debt securities	76,187	109,927
Money market instruments	2,202	2,629
Registered notes in issue	52,466	54,288
Mortgage bonds	34,716	36,440
Public-sector bonds	17,645	17,848
Other debt securities	105	—
Other promissory notes and liabilities evidenced by paper	5,367	7,837
Total	**271,561**	**310,709**

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	2002	2001
With agreed maturities		
up to 3 months	33,351	59,217
from 3 months to 1 year	45,089	47,031
from 1 year to 5 years	130,274	137,066
from 5 years and over	62,847	67,395
Total	**271,561**	**310,709**

Promissory notes and other liabilities evidenced by paper payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	1,776	—
Companies in which a participating interest is held	111	143
Total	**1,887**	**143**

61

LIABILITIES HELD FOR TRADING PURPOSES

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. This item also includes warrants and certificates issued by the Bank's trading department.

62

PROVISIONS

€ millions	2002	2001
Provisions for pensions and similar obligations	4,664	4,591
Tax obligations	4,736	4,001
Current tax liabilities	729	1,011
Deferred tax liabilities	4,007	2,990
Restructuring provisions	323	94
compliant with IAS 22.31	25	72
compliant with IAS 37	298	22
Provisions for losses on loans and advances	464	381
Other provisions	744	804
including:		
long-term liabilities to employees	206	208
Total	**10,931**	**9,871**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €98 million (2001: €111 million).

For the purpose of calculating the amounts of these commitments, the discount rate was reduced slightly compared with last year, while the other parameters were left unchanged:

in %	2002	2001
Discount rate	5.5	5.75
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

The present value of the Bank's defined benefit obligations totaled €4,782 million (2001: €4,636 million).

Unrealized actuarial losses amounted to €118 million (2001: losses of €42 million). The 10% corridor was not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	2002
Balance at Jan. 1, 2002	**4,591**
+ Pension expense	370
– Payments affecting liquidity	286
+/– Changes in consolidated group	–9
+/– Changes arising from foreign currency translation	–2
Balance at Dec. 31, 2002	**4,664**

Pension expense comprises the current service cost of €114 million (2001: €107 million) and interest cost of €256 million (2001: €339 million).

Restructuring and other provisions

€ millions	Restructuring provisions relating to the integration of Bank Austria	Restructuring provisions compliant with IAS 37	Provisions for losses on loans and advances	Other provisions
Balance at Jan. 1, 2002	**72**	**22**	**381**	**804**
Changes in consolidated group	—	—	3	(62)
Changes arising from foreign currency translation	—	—	(14)	(1)
Transfers to provisions	—	288	260	194
Reclassifications	—	2	149	42
Amounts used	—	—	(12)	1
Reversals	47	10	5	150
Balance at Dec. 31, 2002	**25**	**298**	**464**	**744**

In order to compensate for falling revenues in the Germany segment in particular, the Bank has adopted a wide-ranging package of measures aimed at cutting expenditures. This envisages branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units. The related costs will include compensation payments, disassembly costs and the like for rented properties, and payments in connection with severance payments and part-time working pre-retirement, for which a restructuring provision of €286 million was created in 2002. The provisions for personnel expenses will for the most part be consumed in 2003, while the provision for property-related activities will largely be consumed by 2010.

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working.

63

OTHER LIABILITIES

€ millions	2002	2001
Negative fair values arising from derivative financial instruments	16,464	12,236
Miscellaneous other liabilities	3,913	7,470
Deferred income	1,172	1,182
Total	**21,549**	**20,888**

Negative fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk, whose negative fair values total €16.0 billion (2001: €11.3 billion).

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, and other operating expenses.

64

SUBORDINATED CAPITAL

€ millions	2002	2001
Subordinated liabilities	15,348	16,867
Participating certificates outstanding	2,799	2,970
Hybrid capital instruments	4,164	3,650
Total	**22,311**	**23,487**

Subordinated capital, broken down by maturity

€ millions	2002	2001
With agreed maturities		
up to 3 months	569	613
from 3 months to 1 year	1,363	1,705
from 1 year to 5 years	3,381	4,623
from 5 years and over	16,998	16,546
Total	**22,311**	**23,487**

Pursuant to Section 10 (4, 5, 5a and 7) of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates outstanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities

Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interest expenses of €1,069 million in connection with subordinated liabilities. This item includes prorated interest of €382 million.

Subordinated liabilities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	161	167
Companies in which a participating interest is held	—	12
Total	**161**	**179**

Participating certificates outstanding

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2008
Bank Austria AG	2000	Bearer participating certificates	100	variable	2007
Bank Austria AG	2000	Bearer participating certificates	73	variable	2009
Bank Austria AG	2000	Bearer participating certificates	145	variable	2009
Bank Austria AG	2000	Bearer participating certificates	154	variable	2009
Bank Austria AG	2000	Bearer participating certificates	307	variable	2009
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	511	6.75	2007
HVB Real Estate Bank Aktiengesellschaft	1995	Bearer participating certificates	64	variable	2005
HVB Real Estate Bank Aktiengesellschaft	1999	Bearer participating certificates	70	7.00	2009
Vereins- und Westbank AG	1993	Bearer participating certificates	51	7.75	2003
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2005
Vereins- und Westbank AG	2001	Bearer participating certificates	85	6.30	2011
Westfälische Hypothekenbank AG	1998	Bearer participating certificates	51	variable	2009
Württembergische Hypothekenbank AG	1994	Bearer participating certificates	51	7.90	2003
Württembergische Hypothekenbank AG	1997	Bearer participating certificates	102	6.75	2007
Württembergische Hypothekenbank AG	2001	Bearer participating certificates	50	7.00	2011
Württembergische Hypothekenbank AG	2002	Bearer participating certificates	50	7.00	2012

The claims of holders of participating certificates to receive interest payments will be reduced if such a payment would lead to a net loss for the year or an accumulated loss for the issuer. If an issuer records a net loss for the year, the certificate holders participate in the loss through a reduction of their repayment claim. The reduction is in the same proportion as the claim for repayment to the amount of subscribed capital shown in the balance sheet plus retained earnings and additional paid-in capital and participating certificates outstanding.

Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value). Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

Hybrid capital instruments

At December 31, 2002, the Bank had hybrid core capital of €4,164 million to bolster its capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners and preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The minimum term for capital contributions from silent partners is ten years, while for preferred shares the term is unlimited for the investor. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Office and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes. However, the proportion of repayable hybrid core capital must not exceed 15% of core capital.

65

MINORITY INTEREST

€ millions	
Balance at January 1, 2002	**3,050**
Changes in valuation of financial instruments not affecting income	54
Changes in value of financial instruments affecting income	24
Addition from capital increases	101
Disposals from capital decreases	(270)
Transfer from net income	(29)
Dividend payments	(47)
Changes in consolidated group	(2,010)
Changes arising from foreign currency translation and other changes	(60)
Balance at December 31, 2002	**813**

66

SHAREHOLDERS' EQUITY

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2002, the subscribed capital of HVB AG totaled €1,609 million and consisted of the following:

	2002	2001
Shares of common bearer stock	521,735,101	521,735,101
Shares of registered non-voting preferred stock	14,553,600	14,553,600

Authorized capital increase

Year authorized	Available until	Original amount, € millions	Balance at Dec. 31, 2002 € millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	End of period	Original amount, € millions	Balance at Dec. 31, 2002 € millions
2000	May 3, 2005	300	300

Breakdown of retained earnings

€ millions	2002	2001
Legal reserve	56	56
Reserve for treasury stock	—	—
Other retained earnings	2,826	4,270
Total	**2,882**	**4,326**

67

TREASURY STOCK

Options on shares of HVB AG held by a subsidiary are deducted from additional paid-in capital. Apart from this, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 59,199,728 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €27.22 per share, and resold at an average price of €27.26 per share. The acquired shares amount to the equivalent of €178 million, or 11.0% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the year under review was 1,068,300, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 2,913,210 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €9 million, or 0.5% of capital stock.

68

FOREIGN-CURRENCY ASSETS AND LIABILITIES

Assets denominated in foreign currency totaled the equivalent of €135.7 billion, while liabilities denominated in foreign currency amounted to the equivalent of €137.7 billion. Of these totals, the most important foreign currencies for the Bank are as follows:

€ millions	2002	2001
Foreign-currency assets	135,686	167,370
of which:		
US dollars	62,081	92,352
Japanese yen	14,196	15,981
Swiss francs	19,351	18,613
Foreign-currency liabilities (excl. equity capital)	137,720	191,104
of which:		
US dollars	71,519	120,850
Japanese yen	12,787	11,259
Swiss francs	10,178	13,113

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Off-balance-sheet items are not included, and neither are transactions concluded for hedging purposes.

69

TRUST BUSINESS

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

€ millions	2002	2001
Placements with, and loans and advances to, other banks	196	1,385
Loans and advances to customers	1,499	2,220
Equity securities and other variable-yield securities	51	5
Debt securities	15	5
Participating interests	74	72
Property, plant and equipment	141	144
Other assets	3	4
Remaining trust receivables	1	1
Total	**1,980**	**3,836**

Trust liabilities

€ millions	2002	2001
Deposits from other banks	402	538
Amounts owed to other depositors	1,109	2,809
Promissory notes and other liabilities evidenced by paper	326	329
Miscellaneous other liabilities	143	160
Total	**1,980**	**3,836**

70

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions which the Bank has issued in compliance with their conditions, and collateral provided for obligations to return in securities lending transactions.

The own liabilities referred to here break down as follows:

€ millions	2002	2001
Deposits from other banks	42,249	31,000
Amounts owed to other depositors	4,695	12,891
Promissory notes and other liabilities evidenced by paper	4,457	3,817
Contingent liabilities	105	—
Total	**51,506**	**47,708**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2002	2001
Assets held for trading purposes	8,350	10,636
Placements with, and loans and advances to, other banks	318	2,408
Loans and advances to customers	19,105	18,043
Investments	23,733	16,501
Property, plant and equipment	—	120
Total	**51,506**	**47,708**

71

NOTES TO ITEMS IN THE CASH FLOW STATEMENT

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, additions to net deferred tax assets, changes in provisions, changes in prorated and deferred taxes, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interests in net income.

In fiscal 2002, profits of €353 million were realized on the disposal of investments in fully consolidated companies; no major investments were acquired. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies sold:

€ millions	
Assets	
Cash reserve	64
Assets held for trading purposes	643
Placements with, and loans and advances to, other banks	259
Loans and advances to customers	1,579
Provisions for losses on loans and advances	(164)
Investments	946
Property, plant and equipment	519
Other assets	198
Liabilities	
Deposits from other banks	1,522
Amounts owed to other depositors	774
Provisions	54
Other liabilities	1,413

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

72

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values stated for financial instruments as defined in IAS 32 are the amount for which the Bank believes the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments to be stated with their nominal values are roughly equivalent to their carrying amounts. These include cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives, and listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally accepted models used to calculate the price of options.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts totals €20.5 billion for assets and €7.1 billion for liabilities. The balance of these values is €13.4 billion (2001: €6.4 billion). This amount varies over the course of time as a result of changes in share prices and in the valuation parameters applied when calculating fair values – notably changes in interest rates – and changes in the Bank's portfolio of financial instruments.

€ billions	2002	2002	2001	2001
	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash reserve	5.4	5.4	8.0	8.0
Assets held for trading purposes	85.3	85.3	69.2	69.2
Placements with, and loans and advances to, other banks, incl. associated derivatives	73.6	74.9	89.0	89.6
Loans and advances to customers, incl. associated derivatives	396.5	415.1	419.6	429.5
Investments, incl. associated derivatives	100.8	101.4	113.9	114.3
Other assets	9.5	9.5	10.2	10.2
Liabilities				
Deposits from other banks, incl. associated derivatives	143.4	143.9	145.3	145.7
Amounts owed to other depositors, incl. associated derivatives	154.9	156.1	215.2	217.8
Promissory notes and other liabilities evidenced by paper, incl. associated derivatives	271.6	276.3	256.6	257.9
Liabilities held for trading purposes	51.5	51.5	29.1	29.1
Other liabilities	16.5	16.5	12.2	12.2
Subordinated capital	22.3	23.0	23.4	23.6
Other items				
Contingent liabilities	38.6	38.6	37.7	37.7
Irrevocable credit commitments	60.9	60.9	66.1	66.1

73

SIGNIFICANT CONCENTRATIONS OF ASSETS AND LIABILITIES

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2002	2001
Municipal loans	16.7	17.5
Mortgage loans	41.0	38.3
Other loans	34.4	36.7
Contingent liabilities	7.9	7.5
Total	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information about risks inherent in the Bank's operations.

74

KEY CAPITAL RATIOS (BASED ON GERMAN COMMERCIAL CODE)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) 8.0%. At the same time, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to risk-weighted assets and eligible amounts for market risk positions, including options, multiplied by 12.5.

Equity funds consists of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group.

Based on financial statements approved by the Supervisory Board, equity funds, risk assets and market risk positions at December 31, 2002 were as follows:

	2002	2001
Equity funds[1] (€ millions)		
Core capital	19,126	21,734
Supplementary capital	12,666	17,526
Equity capital	**31,792**	**39,260**
Tier III capital	1,649	2,269
Total equity funds	**33,441**	**41,529**
Risk-weighted assets (€ billions)		
Assets	300	324
Off-balance-sheet transactions	41	41
Total risk-weighted assets	**341**	**365**
Market risk positions (€ millions)		
Currency risk	83	297
Commodity risk	—	—
Trading-book risk (incl. internal models)	2,074	2,787
Option risk	151	93
Total market risk positions	**2,308**	**3,177**

[1] consolidated in accordance with Section 10a, German Banking Act

At December 31, 2002, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord on equity capital were as follows:

in %	2002	2001
Core capital ratio	5.6	6.0
Equity capital ratio	9.3	10.8
Equity funds ratio	9.1	10.3

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €34,546 million. The liable equity, comprising core capital and supplementary capital less the deductible item, totals €32,532 million. Supplementary capital does not include any unrealized reserves pursuant to Section 10 (2b) 1 No. 6 and 7 of the German Banking Act.

75

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

€ millions	2002	2001
Contingent liabilities[1]	**38,595**	**37,683**
Rediscounted bills of exchange	27	130
Guarantees and indemnities	38,568	37,553
Loan guarantees	10,277	9,995
Guarantees and indemnity agreements	25,644	25,262
Documentary credits	2,647	2,296
Other commitments	**66,757**	**77,883**
Commitments arising from sale option to resell transactions	503	997
Irrevocable credit commitments	60,901	66,053
Book credits	52,199	57,045
Guarantees	3,357	3,289
Mortgage and municipal loans	4,953	5,364
Bills of exchange	392	355
Delivery obligations arising from securities lending transactions	2,666	8,100
Other commitments	2,687	2,733
Total	**105,352**	**115,566**

[1] Contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements, and irrevocable credit commitments to non-consolidated companies, amounted to €395 million and €260 million, respectively.

The largest single item under financial commitments is placement and transfer obligations totaling €591 million. Other financial commitments arising particularly from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment amount to €450 million each year. The contracts run for standard market periods, and no charges have been put off to future years.

The Bank has declared its willingness to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for the lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/ money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €526 million at year-end 2002, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of six private limited companies for an aggregate of €17 million. Further payment commitments totaling €3 million relate to special funds.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €55 million, and of €33 million with regard to CMP Fonds I GmbH at year-end 2002. In addition, under Section 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in 9 partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

As members of the respective deposit guarantee funds in their country of operation, the Bank's subsidiaries in other regions assume liability alongside the parent bank and its affiliated financial institutions under the applicable regulations.

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Banks in Germany

Bankhaus Gebrüder Bethmann, Frankfurt am Main
Bankhaus Maffei & Co. KGaA, Munich
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
HVB Real Estate Bank Aktiengesellschaft, Munich
norisbank Aktiengesellschaft, Nuremberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Banks in other regions

Banco Inversión S.A., Madrid
Bank Austria Aktiengesellschaft, Vienna[1]
Bank Przemyslowo-Handlowy PBK S.A., Cracow
Bank von Ernst & Cie. AG, Berne
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Real Estate Capital France S.A., Paris
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
Pfandbrief Bank International S.A., Luxembourg

3. Financial services institutions

HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna[3]

4. Financial companies

HVB Alternative Financial Products AG, Vienna
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Milan
HVB Risk Management Products Inc., New York

5. Companies with bank-related auxiliary services

HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

[2] held indirectly through HVB Real Estate Bank AG, Munich

[3] formerly Schoeller Capital Management AG, Munich

77

INFORMATION ON RELATIONSHIPS WITH RELATED PARTIES

Emoluments paid to members of the Supervisory Board and Board of Managing Directors, divisional board members and group managing directors

€ millions	Fixed remuneration		Profit-related components		Long-term incentives		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Board of Managing Directors of HVB AG	6	13	4	10	—	4	10	27
Supervisory Board of HVB AG for Supervisory Board activities	1	1	—	1			1	2
Advisory Board and European Advisory Board							1	1
Former members of the Board of Managing Directors of HVB AG and their surviving dependants							14	20
Divisional board members and group managing directors							19	20

No compensation was paid to members of the Supervisory Board in 2002 for services rendered.

At December 31, 2002, the Bank had pension provisions for members of the Board of Managing Directors and their surviving dependants totaling €92 million.

The total amount of loans and advances made, and liabilities assumed for, members of the Supervisory Board and Board of Managing Directors, divisional board members and group managing directors at the balance sheet date was as follows:

€ millions	2002	2001
Board of Managing Directors of HVB AG	12	10
Supervisory Board of HVB AG	2	6
Divisional board members and group managing directors	9	9

In accordance with the notification requirement set out in Section 15a of the German Securities Trading Act (Directors Dealings), the following table shows the shares and derivatives on shares issued by HVB AG purchased and sold by members of the Board of Managing Directors and the Supervisory Board since the fourth Financial Markets Promotion Act came into force on July 1, 2002:

	Type of transaction	Name of security or derivative	German securities identification number/ ISIN number	Completion date	Price per share	Number	Nominal amount of security or derivative
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	July 25, 2002	€20.00	25,000	€3 per share totaling €75,000
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	Oct. 28, 2002	€14.24	30,000	€3 per share totaling €90,000
Hanns-Peter Kreuser	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	July 12, 2002	€29.00	2,500	€3 per share totaling €7,500

At December 31, 2002, the members of the Board of Managing Directors and the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

78 EMPLOYEES

The average number of people employed by the Bank was as follows:

	2002	2001
Employees (excl. trainees)	64,768	68,415
Full-time	55,852	59,598
Part-time	8,916	8,817
Trainees	2,150	2,286

79

OFFICES

Offices, broken down by region

	2001	Additions New openings	Reductions Closures	Reductions Consolidations	Change in consolidated group	2002
Germany						
Baden-Württemberg	38		1	2	+1	36
Bavaria	444	1	5	11	+1	430
Berlin	27			2		25
Brandenburg	9		1			8
Bremen	12	1	2	1		10
Hamburg	52	1	2	1		50
Hesse	29			3	−1	25
Lower Saxony	33		1	1		31
Mecklenburg-Western Pomerania	7					7
North Rhine-Westphalia	50	2	5	3	−1	43
Rhineland-Palatinate	26					26
Saarland	11		1			10
Saxony	28				−1	27
Saxony-Anhalt	18					18
Schleswig-Holstein	82		1			81
Thuringia	16		1	1		14
Subtotal	**882**	**5**	**20**	**25**	**−1**	**841**
Other regions						
Austria	529	3	5	69	−1	457
Other Western Europe	41	3	2		−1	41
Central and Eastern Europe	749	10	81	1	+56	733
Americas	20		2		−3	15
Asia	15	2	1		−1	15
Africa	1					1
Australia	1					1
Subtotal	**1,356**	**18**	**91**	**70**	**+50**	**1,263**
Total	**2,238**	**23**	**111**	**95**	**+49**	**2,104**

Supervisory Board

Dr. Albrecht Schmidt
since January 7, 2003, Chairman

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman, until December 31, 2002

Kurt F. Viermetz
Chairman until December 31, 2002
Deputy Chairman since January 1, 2003

Dr. Manfred Bischoff
since July 3, 2002

Dr. Diethart Breipohl
until May 23, 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
until May 23, 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
since May 23, 2002

Dr. Hans-Jürgen Schinzler
since March 3, 2003

Christoph Schmidt

Jürgen E. Schrempp
until May 23, 2002

Dr. Siegfried Sellitsch

Professor Wilhelm Simson
since May 23, 2002

Professor Hans-Werner Sinn

Helmut Wunder

Board of Managing Directors

Stephan Bub

Dr. Egbert Eisele
until December 31, 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
until January 31, 2003

Michael Mendel
since January 1, 2003

Dr. Claus Nolting
until December 31, 2002

Dieter Rampl

Gerhard Randa

Dr. Albrecht Schmidt
until December 31, 2002

Dr. Paul Siebertz
until March 21, 2003

Dr. Wolfgang Sprissler

Munich, March 11, 2003

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

The Board of Managing Directors

Bub Jentzsch Mendel Rampl

Randa Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1, to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report (Financial Review and Risk Report) for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 19, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

(Independent Auditors)

SUMMARY OF ANNUAL FINANCIAL DATA

	2002	2001	2000	1999	1998
Operating performance (€ millions)					
Net interest income	6,649	7,331	5,150	5,045	5,035
Provisions for losses on loans and advances	3,797	2,074	1,186	2,472	1,659
Net interest income after provisions for losses on loans and advances	2,852	5,257	3,964	2,573	3,376
Net commission income	2,684	2,877	2,423	1,876	1,631
Trading profit	787	592	548	401	487
General administrative expenses	7,076	7,716	5,117	4,570	4,324
Balance of other operating income and expenses	115	485	55	91	91
Operating profit (loss)	**(638)**	**1,495**	**1,873**	**371**	**1,261**
Net income from investments	649	530	325	985	330
Amortization of goodwill	395	321	89	70	32
Additions to restructuring provisions	286	19	—	—	—
Balance of other income and expenses	(151)	(136)	(131)	(238)	(44)
Profit (loss) from ordinary activities	**(821)**	**1,549**	**1,978**	**1,048**	**1,515**
Balance of extraordinary income and expenses	—	—	(126)	(294)	(109)
Net income (loss) before taxes	**(821)**	**1,549**	**1,852**	**754**	**1,406**
Taxes on income	37	582	668	315	629
Net income (loss)	**(858)**	**967**	**1,184**	**439**	**777**
Minority interest in net income (loss)	29	(29)	(105)	(80)	(73)
Net income (loss) adjusted for minority interest	**(829)**	**938**	**1,079**	**359**	**704**
Dividend per share of common stock (€)	—	0.85	0.85	0.85	0.82
Earnings per share as per IAS (excl. amortization of goodwill, €)	–0.81	2.35	2.71	1.03	1.77
Earnings per share as per IAS (€)	–1.55	1.75	2.50	0.86	1.69
Key capital ratios (%)					
Return on equity after taxes (excl. amortization of goodwill)	–2.3	6.5	9.2	3.6	6.3
Return on equity after taxes	–4.4	4.9	8.5	3.0	6.1
Cost-income ratio (based on operating revenues)	69.1	68.4	62.6	61.6	59.7
Cost-income ratio (based on profit from ordinary activities)	70.4	68.0	61.8	56.5	57.7
Ratio of net commission income to operating revenues	26.2	25.5	29.6	25.3	22.5
Balance sheet figures (€ billions)					
Total assets	691.2	728.6	716.5	503.3	460.7
Total lending volume	487.9	503.1	449.2	349.6	335.8
Shareholders' equity	14.2	25.1	19.6	12.4	12.2
Key capital ratios compliant with BIS rules[1]					
Core capital (€ billions)	19.1	21.7	19.3	14.6	13.0
Equity funds (€ billions)	33.4	41.5	39.6	28.0	24.2
Risk assets (€ billions)	340.6	365.1	355.0	254.1	241.6
Core capital ratio (%)	5.6	6.0	5.4	5.8	5.4
Equity funds ratio (%)	9.1	10.3	10.0	9.9	9.1
Share information					
Share price: Year-end (€)	15.22	34.32	60.30	68.00	66.40
High (€)	42.55	68.06	72.85	69.90	95.00
Low (€)	11.75	27.40	55.30	48.00	55.50
Market capitalization (€ billions)	8.2	18.4	32.3	28.7	27.9
Employees	65,926	69,520	72,867	46,170	39,447
Branch offices	2,104	2,238	2,421	1,417	1,420

[1] as per approved financial statements

SUMMARY OF QUARTERLY FINANCIAL DATA

	1st quarter, 2002	2nd quarter, 2002	3rd quarter, 2002	4th quarter, 2002
Operating performance (€ millions)				
Net interest income	1,769	1,584	1,633	1,663
Provisions for losses on loans and advances	527	717	1,232	1,321
Net interest income after provisions for losses on loans and advances	1,242	867	401	342
Net commission income	721	684	621	658
Trading profit	264	171	58	294
General administrative expenses	1,925	1,843	1,777	1,531
Balance of other operating income and expenses	28	32	13	42
Operating profit (loss)	**330**	**(89)**	**(684)**	**(195)**
Net income from investments	185	457	328	(321)
Amortization of goodwill	54	54	56	231
Additions to restructuring expenses	—	—	—	286
Balance of other income and expenses	(28)	(36)	(35)	(52)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**433**	**278**	**(447)**	**(1,085)**
Taxes on income	147	93	(102)	(101)
Net income (loss)	**286**	**185**	**(345)**	**(984)**
Minority interest in net income (loss)	(14)	—	(15)	58
Profit (loss)	**272**	**185**	**(360)**	**(926)**
Earnings per share as per IAS (excl. amortization of goodwill, €)	0.61	0.44	–0.56	–0.81
Earnings per share as per IAS (€)	0.51	0.34	–0.67	–1.55

	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Key capital ratios (%)				
Return on equity after taxes (excl. amortization of goodwill)	6.9	6.0	1.8	(2.3)
Return on equity after taxes	5.7	4.8	0.7	(4.4)
Cost-income ratio (based on operating revenues)	69.2	71.7	73.2	69.1
Cost-income ratio (based on profit from ordinary activities)	66.7	65.8	66.9	70.4
Ratio of net commission income to operating revenues	25.9	26.7	26.7	26.2
Balance sheet figures (€ billions)				
Total assets	718.0	712.6	714.6	691.2
Total lending volume	502.7	496.5	492.2	487.9
Shareholders' equity	24.7	22.4	17.3	14.2
Key capital ratios compliant with BIS rules				
Core capital (€ billions)	22.3	21.9	20.2	19.1
Equity funds (€ billions)	42.0	40.1	35.4	33.4
Risk assets (€ billions)	365.9	352.9	352.6	340.6
Core capital ratio (%)	6.1	6.2	5.7	5.6
Equity funds ratio (%)	10.4	10.3	9.2	9.1
Share information				
Share price (€)	42.00	33.00	13.42	15.22
Market capitalization (€ billions)	22.5	17.7	7.2	8.2
Employees	68,090	66,752	66,763	65,926
Branch offices	2,174	2,136	2,092	2,104